As filed with the U.S. Securities and Exchange Commission on July 21, 2021

Registration No. 333-257714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TGPX Holdings I LLC*

to be converted as described herein into a corporation named

Traeger, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3630	82-2739741
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1215 E Wilmington Ave., Suite 200

Salt Lake City, Utah 84106

(801) 701-7180

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeremy Andrus

Chief Executive Officer

1215 E Wilmington Ave., Suite 200

Salt Lake City, Utah 84106

(801) 701-7180

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stelios G. Saffos Shayne Kennedy Ian D. Schuman Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Thomas Burton General Counsel 1215 E Wilmington Ave., Suite 200 Salt Lake City, Utah 84106 (801) 701-7180	Andrew B. Barkan Meredith L. Mackey Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common stock, par value $0.0001 per share	27,058,822	$18.00	$487,058,796	$53,139

(1)	Includes 3,529,411 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid a total of $10,910 in connection with the prior filing of the registration statement.
*

Prior to the effectiveness of this Registration Statement, TGPX Holdings I LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Traeger, Inc. See “Corporate Conversion” in the accompanying prospectus.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

TGPX Holdings I LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, TGPX Holdings I LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Traeger, Inc. In the accompanying prospectus, we refer to all of the transactions related to our conversion to a corporation as the “Corporate Conversion.” In connection with the Corporate Conversion, TGP Holdings LP, a Delaware limited partnership and the sole holder of limited liability company interests in TGPX Holdings I LLC, will become the holder of shares of common stock of Traeger, Inc. Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this Registration Statement are those of TGPX Holdings I LLC and its subsidiaries and do not give effect to the Corporate Conversion. Only shares of common stock of Traeger, Inc. are being sold in this offering.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED JULY 21, 2021

23,529,411 Shares

Traeger, Inc.

Common Stock

This is an initial public offering of Traeger, Inc. We are selling 8,823,529 shares of our common stock and the selling stockholders identified in this prospectus are offering 14,705,882 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. The initial public offering price is expected to be between $16.00 and $18.00 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “COOK.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Following this offering, a private equity fund managed by AEA Investors, the AEA Fund, will own approximately 29.7% of our common stock (or approximately 28.6% if the underwriters exercise their option to purchase additional shares of common stock in full), Ontario Teachers’ Pension Plan Board, or OTPP, will own approximately 21.9% of our common stock (or approximately 21.1% if the underwriters exercise their option to purchase additional shares of common stock in full) and certain private equity funds managed by Trilantic North America, collectively TCP, will own approximately 16.0% of our common stock (or approximately 15.3% if the underwriters exercise their option to purchase additional shares of common stock in full). Following this offering, pursuant to our Stockholders Agreement (as defined herein), the AEA Fund, OTPP and TCP will control a majority of the voting power of our shares of common stock eligible to vote in the election of our directors. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management—Director Independence and Controlled Company Exception” and “Certain Relationships and Related Party Transactions—New Stockholders Agreements.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 27 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals identified by us. See “Underwriting—Directed Share Program.”

To the extent that the underwriters sell more than 23,529,411 shares of our common stock, the underwriters have an option to purchase up to an additional 3,529,411 shares of common stock from the selling stockholders at the initial public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus. We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to any exercise of the underwriters’ option to purchase additional shares.

Delivery of the shares of common stock will be made on or about                 , 2021.

Morgan Stanley	Jefferies	Baird	William Blair

Credit Suisse	RBC Capital Markets

BMO Capital Markets	Piper Sandler	Stifel

Telsey Advisory Group	Academy Securities	AmeriVet Securities	Loop Capital Markets	Ramirez & Co., Inc.

The date of this prospectus is                 , 2021.

IN 1987, TRAEGER INVENTED THE ORIGINAL WOOD PELLET GRILL. IT REIGNITED OUR 2-MILLION-YEAR-OLD CONNECTION TO FIRE. IT CREATED A COMMUNITY, A LIFESTYLE, AND A MOVEMENT. IT BECAME MUCH MORE THAN A GRILL.

TODAY ...WE TEACH PEOPLE TO LOVE THE EXPERIENCE OF COOKING. ...WE MAKE EVERYONE FEEL LIKE A BACKYARD HERO. ...WE BRING PEOPLE TOGETHER TO CREATE A MORE FLAVORFUL WORLD.

- 2 MILLION GRILLS SOLD
Grills sold, 2016-2020
- 91 MILLION COOKING CYCLES IN 2020
- 1.6 MILLION SOCIAL MEDIA FOLLOWERS
As of March 31, 2021
- 1,600 RECIPES
LIVE
- 144,000 AVG. WEEKLY TRAEGER LIVE COOKING CLASS VIEWS
Source: Facebook & Youtube, Jan 1 - April 15, 2021
- NPS SCORE: 69
Survey data, March 2021
500
TIMER
SUPER SMOKE
KEEP WARM
MENU

2 MILLION GRILLS SOLD Grills sold, 2016-2020 9I MILLION COOKING CYCLES IN 2020 1.6 MILLION SOCIAL MEDIA FOLLOWERS As of March 31, 2021 1,600 RECIPES

WELCOME
TO THE
TRAEGERHOOD
TRAEGER
WOOD FIRED GRILLS

WELCOME TO THE TRAEGERHOOD

You should rely only on the information included elsewhere in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that included elsewhere in this prospectus or in any free writing prospectus prepared by or on behalf of us that we have referred to you. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions. See “Underwriting.”

i

GENERAL INFORMATION

Basis of Presentation and Other Information

Unless the context otherwise requires, all references to “Traeger,” the “Company,” “we,” us,” and “our” refer, prior to the Corporate Conversion discussed elsewhere in this prospectus, to TGPX Holdings I LLC, a Delaware limited liability company, together with its consolidated subsidiaries, and, after the Corporate Conversion, to Traeger, Inc., a Delaware corporation, together with its consolidated subsidiaries.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements or the figures included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Market and Industry Data

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for our products. Statistics and estimates related to our total addressable market in the United States, or U.S. TAM, and our serviceable addressable market in the United States, or U.S. SAM, as a whole and the various categories therein, and our market share within the U.S. TAM and U.S. SAM, are based on internal and third-party research, as well as consumer surveys. Our U.S. TAM is calculated based on an estimated percentage of households in the United States that have a grill. We estimate that percentage to be approximately 60% based on internal and third-party market research, historical surveys, and interviews with market participants. According to the U.S. Census Bureau, the total number of households in the United States – a figure which encompasses houses, apartments, and other separate living quarters – was roughly 128.5 million in 2020. We determined our U.S. SAM based on our analysis of a survey we conducted to evaluate general trends in grill ownership. In March 2021, we conducted a survey of consumers across the United States, Canada, the United Kingdom, and Germany, with approximately 4,200 consumers in total and 2,600 consumers in the United States, including 157 recent Traeger purchasers. We screened survey responses for respondents (i) between the ages of 25 and 69 years old, (ii) with annual household income of $25,000 or more, and (iii) who had purchased a grill in the two years prior to the survey. To calculate our U.S. SAM, we measured the percentage of the respondents who expressed attitudinal similarities to our brand and target grill owners, such as willingness to spend more to get the highest quality products, first movers among friends to experiment with new cooking technologies, and/or frustration with current cooking methodologies and requirements for grills.

This market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market data.

ii

Trademarks, Trade Names and Service Marks

Traeger, our logos, and other registered or common law trade names, trademarks or service marks of Traeger appearing in this prospectus are the property of Traeger. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Welcome to the Traegerhood

Our mission is to bring people together to create a more flavorful world.

Traeger is the creator and category leader of the wood pellet grill, an outdoor cooking system that ignites all-natural hardwoods to grill, smoke, bake, roast, braise, and barbeque. Our Traeger grills are versatile and easy to use, empowering cooks of all skillsets to create delicious meals with a wood-fired flavor that cannot be replicated with gas, charcoal, or electric grills.

At the heart of our brand is a passionate and engaged community called the Traegerhood, which includes everyone from casual grillers to competition pitmasters and professional chefs. Our flagship wood pellet grills are internet of things, or IoT, devices that allow owners to program, monitor, and control their grill through our Traeger app, which is used on more than 1.6 million mobile devices per month. We complement our innovative cooking technologies with a digital library of approximately 1,600 original recipes and Traeger Kitchen Live cooking classes, which receive over 144,000 weekly views. In addition, we offer consumable products, such as wood pellets, rubs, and sauces, that drive recurring revenue.

Leveraging our authentic brand and the Traegerhood, we have established an omnichannel distribution strategy led by retailers ranging from Ace Hardware and The Home Depot to Wayfair and Williams Sonoma. We complement this retail channel with direct to consumer sales through our website and Traeger app. We believe this accessibility has fueled our growth, as we have increased our revenue from $262.1 million in 2017 to $545.8 million in 2020, representing a compound annual growth rate, or CAGR, of 28%.

Today, we estimate that 60% of U.S. households own a grill, representing a total addressable market of approximately 75 million households in the United States. With approximately 2.0 million Traegers sold in the United States from 2016 to 2020, we estimate that our U.S. household penetration is only 3% of this total addressable market. As a result, we believe our potential market opportunity is massive and that our ability to grow within and beyond the outdoor grill market is unrivaled. We see opportunities to expand our integrated, connected cooking platform with new types of technologies and experiences. Together with the Traegerhood, we are disrupting home cooking.

The Traeger

Before we invented the Traeger, the age-old practice of cooking with wood could be challenging. It was difficult to ignite the wood, maintain consistent temperatures, and create the right amount of smoke for flavoring. With the advent of cooking methods such as electricity and gas, wood-fired cooking was, for a time, relegated to barbecue pitmasters and high-end restaurants. Nevertheless, cooking with wood can simply make food taste better. If done correctly, wood offers distinct flavors, and different types of woods can be used independently or in combination to introduce flavors that we believe are otherwise difficult to create.

The Traeger simplifies the process of cooking with wood and empowers everyone from a casual griller to a professional chef to create delicious meals that we believe cannot be replicated with gas-, electric- or charcoal-based cooking systems. Our grills use an auger to feed natural hardwood pellets into a fire pot, where they are ignited by a hot rod to create consistent heat and flavorful smoke. A fan stokes the fire and creates convection, which is key to the versatility of our grills. The Traeger monitors the temperature and adjusts the auger and fan to maintain consistent cooking conditions. All of this is accomplished by pressing a button and setting a temperature. We believe our wood pellet grills offer the following advantages:

•

Taste: Hardwood smoke can make beef, pork, poultry, seafood, vegetables, and baked goods taste delicious. Wood-fired cooking suits numerous eating styles and diets including paleo, ketogenic, gluten-free, vegetarian, and vegan.

•	Versatility: The Traeger is able to grill, smoke, bake, roast, braise, and barbecue. Culinary traditions from around the world are represented in the Traeger recipe collection.

•

Ease of Use: Connected Traegers can be programmed via smartphone to accomplish multi-hour cook cycles with minimal supervision. Thanks to this accessible user experience, even new Traeger owners can cook recipes ranging from barbecue ribs, Moroccan ground meat kebabs, and teriyaki-glazed cod to wood-fired pizza, focaccia bread, and chocolate chip cookies to smoked guacamole, blistered curry cauliflower, and pasta salad.

•	Consistency: By automatically monitoring and maintaining the set temperature, the Traeger cooks food with minimal supervision, creating consistent results each session.

•	Community: The Traeger brings friends, family, and neighbors together for memorable meals. These elevated experiences motivate the Traegerhood to support members with recipe ideas, photos, and tips.

Based on a survey we commissioned in 2017, owners of a Traeger and at least one other grill overwhelmingly preferred their Traeger in a head-to-head comparison against gas and charcoal grills, and approximately 90% of Traeger owners indicated that they planned to buy a wood pellet grill again as their next grill. We believe the Traeger outcompetes other outdoor cooking solutions because it creates mouth-watering results and transforms cooking from a chore into an enjoyable and cherished experience. Our grill owners proudly call it “Traegering.”

A Passionate Community

Everyone loves to eat. The Traeger teaches people to love cooking too. We strive to make our grill owners the heroes of their backyard gatherings with friends and family. Together, we carry on the ancient tradition of cooking food over a wood fire.

Members of the Traegerhood use their grill frequently and advocate passionately for our brand. Data from our cloud-connected grills suggest the average owner cooked 56 times on their Traeger in 2020. In a survey involving 235 Traeger owners, 80% of these customers responded that they have recommended Traeger to an average of six people. Our surveys also suggest that 80% of Traeger owners engage with the brand, whether by visiting our website (69%), talking about us with friends and family (56%), and/or watching our videos (47%).

Traeger has the largest social media community of any grilling brand, with 1.6 million followers across Facebook, Instagram, and YouTube as of March 15, 2021. We believe that this community brings new people to Traeger, creates solidarity within the Traegerhood, and motivates owners to use their grills more often. In 2020, our social media following grew 40%, and we doubled the percentage of followers who engage with our posts by sharing, liking, replying, or commenting. Our active members seem to eat, sleep, and breathe Traeger and contributed more than 350,000 user-generated posts across Instagram, Facebook, and Twitter in 2020.

Our group of foodies, pitmasters, and backyard heroes proudly wear our branded apparel, sometimes sport Traeger tattoos, and occasionally name a child after us (that’s not an exaggeration). From moms and dads to professional athletes and their fans, from outdoorsmen and outdoorswomen to weekend warriors and world-class chefs, the Traegerhood is an inclusive and diverse community. Together, we are redefining what home cooks can accomplish with a backyard grill, and we are making outdoor cooking accessible to everyone.

Strong Financial Performance

With our premium product offering, innovative approach to home cooking, and passionate community, we are delivering exceptional financial performance:

•	We increased the estimated average retail equivalent price paid for our grills from approximately $678 in 2017 to $839 in 2020, representing a CAGR of 7%;

•	We more than doubled revenue from $262.1 million in 2017 to $545.8 million in 2020, representing a CAGR of 28%;

•	We increased the percentage of revenue from sales of consumables, which includes wood pellets, rubs, and sauces, from 18.1% in 2017 to 22.0% in 2020;

•	We grew net income from a net loss of $22.3 million in 2017 to net income of $31.6 million in 2020; and

•

We more than doubled Adjusted EBITDA from $54.4 million in 2019 to $116.1 million in 2020. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Market Opportunity

Food consumption is a fundamental part of life. In 2019, food was the third largest annual expenditure for consumers in the United States after housing and transportation according to the U.S. Bureau of Labor Statistics. Our ambition is to empower consumers to create memorable food with our integrated, connected home cooking platform. In the United States, the total spend on food at home, which primarily includes grocery purchases, was $1.1 trillion in 2020 and has grown at a CAGR of 4.3% since 2015 according to the U.S. Bureau of Economic Analysis. On top of that, consumers in the United States spent $698 billion on food away from home in 2020.

We believe our current premium product offering, which consists of cloud-connected wood pellet grills, consumables, and grill accessories, addresses a large consumer base. In the United States, our primary market, we estimate that the installed base of grills was nearly 100 million as of December 31, 2020, with nearly one-third of U.S. grill-owning households owning multiple grills. We estimate that grills are replaced every five years on average, and that approximately 20 million grills were purchased in the United States in 2020.

We consider our market opportunity in terms of a total addressable market in the United States, or U.S. TAM, which we believe is the market we can reach over the long-term, and a serviceable addressable market in the United States, or U.S. SAM, which we address with our current products. According to our research, our U.S. TAM is comprised of approximately 75 million households that own a grill, representing approximately 60% of households in the United States. Our U.S. SAM, which is based on internal survey analysis, includes 45 million households that value Traeger’s differentiated quality, technology, and convenience. With approximately 2.0 million Traegers sold in the United States from 2016 to 2020, we estimate that we have penetrated approximately 3% and 5% of our U.S. TAM and U.S. SAM, respectively. For a discussion of the methodology used in determining our U.S. TAM and U.S. SAM, see the section titled “Industry and Market Data.”

Traeger’s U.S. Market Opportunity

*	Based on an installed base of approximately 2.0 million Traegers sold in the United States from 2016 to 2020.

We believe we have ample opportunity to expand the number of households comprising our U.S. SAM by:

•	Bringing New Households to the Category: As the pioneer of the wood pellet grill, we believe we are bringing new households to the category by illustrating the benefits of wood-fired cooking.

•

Increasing Brand Awareness: We believe we and the Traegerhood will continue to grow our brand awareness by educating consumers about the versatility and ease of using a Traeger to create memorable food experiences.

•

Developing New Innovations: We will continue to invest in innovative digital cooking technologies that we believe will inspire and motivate more households to use our products and upgrade to new grills in the future.

We also currently offer products in selected markets outside the United States and plan to expand to additional markets that exhibit similar trends in outdoor cooking and grill ownership. We believe these incremental markets will meaningfully expand our total addressable market.

What Sets Us Apart

Traegering is built on the radical idea that home cooking can become a universally enjoyable craft and an elevated experience when people have the right platform. We believe our owners are excited to fire up their Traegers and cook because of our disruptive approach. We believe the following competitive strengths have been instrumental to our success:

Pioneering Brand of Wood-Fired Cooking

For 34 years, Traeger has been the leading name in wood pellet grilling. We believe our differentiated cooking platform enables Traeger users to create memorable cooking experiences and allows us to cultivate a brand that we believe is:

•	Category defining: People talk about owning a Traeger, not a wood pellet grill, the same way people talk about owning a Peloton or a Harley-Davidson, not a connected spin bike or a motorcycle.

•

Aspirational: The Traeger brand represents a lifestyle, not just a grill. We believe that fans wear Traeger apparel and discuss Traegering because they want to be associated with our brand and community.

•	Extensible: We believe our brand equity is strong enough that consumers may follow us into other categories in the food-at-home market.

We believe these core brand attributes provide us a competitive edge. The Traeger name is a stamp of quality and signal of inclusion in the Traegerhood.

Accessible User Experience

Our wood pellet grill is an outdoor cooking device that people can set and forget while they work or play. In fact, Traeger owners control their grill from their smartphone or smartwatch using our Traeger app, which can automate entire recipes with pre-programmed cooking cycles. The seamless Traeger user experience is summarized below and creates great results for first-time cooks and seasoned chefs.

•	Getting Started: The Traeger plugs into an electric socket, fires up with the push of a button, and comes to temperature quickly, on par with gas grills and significantly faster than charcoal grills.

•	Fuel the Fire: An auger motor and fan feed the fire with the right amount of wood and circulate the heat to create convection.

•	Set-it & Forget-it: An automated control system maintains the set temperature so that owners don’t need to babysit their grill.

•	Consistent Results: Precise temperatures create consistent results versus other cooking solutions that may dry out, overcook, or scorch food in the hands of novice or intermediate cooks.

•	Versatility: The Traeger can grill, smoke, bake, roast, braise, and barbecue, giving owners the ability to create a wide variety of meals.

We believe that our innovations have made wood-fired and wood-flavored recipes accessible to and enjoyable for all Traeger owners, driving usage, engagement with our digital community, and consumption of our wood pellets, rubs, and sauces.

Integrated, Connected Home Cooking Platform

In 2014, we reinvented the original Traeger with the launch of an integrated, connected home cooking platform that simplifies and enhances the Traeger experience. The key components of this integrated platform are:

•

Innovative Wood Pellet Grill: We created the original wood pellet grill and have continued to innovate our grilling products over time. Our grills include precision temperature controls, built-in meat probes that allow the cook to monitor food temperatures without lifting the lid, a drip tray that helps avoid flareups, and a grease collection system that makes cleanup simple.

•

Digital Content: We have created more than 1,600 original recipes that inspire Traeger owners to use their grill and learn new cooking skills. Members of the Traegerhood review our recipes and offer tips to help other owners select and perfect each meal. Through Traeger Kitchen TV, our weekly, live-streaming cooking classes, our community ambassadors and chefs introduce new recipes and produce video content that we can make available through our Traeger app and digital marketing channels.

•

Recurring Revenue Consumables: Our consumables include wood pellets, which are made from natural, virgin hardwood and are available in a variety of flavors, as well as rubs, sauces, and other food items. Our more than 1,600 recipes call for our consumables, which represent a recurring and expanding sales opportunity as our customer base grows and the number of installed grills increases.

•

Connected Grilling: We developed our proprietary WiFIRE technology to enable users to control and monitor their Traeger anytime, anywhere, through our proprietary Traeger app, their Apple Watch, or with voice controls via Amazon Alexa and Google Home. Owners can choose a recipe in the Traeger app and tap “Make Now” to run the recipe’s cook cycle on their connected grill. This semi-automated cooking experience takes the uncertainty out of making a new dish and delights Traeger owners.

Our integrated, connected cooking platform motivates Traeger owners to cook often, engage with our content and community, leverage our grills’ IoT capabilities, and purchase our consumables. The image below provides an overview of the engagement and flywheel effects generated through our platform.

Cooking success is addictive because it leads to a sense of accomplishment and a willingness to try new recipes. Each new experiment and progression drives consumption of our wood pellets, rubs, and sauces. On the Traeger app and our website, we offer Traeger-branded products that are recommended in our recipes, and we are continuously expanding our offering to satisfy voracious and adventurous Traeger owners. We believe our integrated and connected cooking platform creates a positive user experience that drives customer satisfaction and further household penetration while producing incremental data and recurring revenue.

Engaged, Vocal Advocates

Our cooking platform delights our customers; we know this because it has created a vocal and engaged community, which we call the Traegerhood. A diverse, global community, the Traegerhood is hungry to share experiences and encourage other members to try new recipes and cooking styles. We believe we have one of the most loyal and supportive fanbases and that much of our growth has come from word of mouth. Our passionate community strives to be:

•

Always Traegering: Data from our cloud-connected grills suggest the average owner cooked 56 times on their Traeger in 2020 – approximately once every six days – for an average cook time of 76 minutes. With our installed base, this amounts to 91 million cook cycles on Traegers last year. The Traeger is an integral part of owners’ lives. Longer cook cycles fuel pellet consumption and indicate that owners are trying longer recipes, like pulled pork, in addition to quicker, weeknight meals, like glazed salmon. Even in colder months (November to February), when many other grills are stowed away for winter, Traeger owners cook an average of four times per month. Holidays and events such as Thanksgiving, Christmas, and the Super Bowl are among the most popular cooking days.

•

Always learning: Our owners eagerly seek out new ideas to try at home. 92% of Traeger owners have used a Traeger recipe in the last year, and 74% report using a Traeger recipe one or more times in the last month. We provide access to more than 1,600 wood-fired recipes and our Traeger Kitchen Live classes attract over 144,000 views per week.

•

Always networking: As our installed base grows, the Traeger experience becomes more integrated, more data-driven, more inspiring, more social, and more widely known. We believe we have the highest net promoter score in our category at 69 (compared to a category average of 46) according to a survey that we conducted in March 2021. Net promoter score is a rating metric used as a measure of customer advocacy and satisfaction as well as word of mouth referrals, expressed as a numerical value up to a maximum value of 100, based on responses from a March 2021 survey of approximately 4,200 consumers across the United States, Canada, the United Kingdom, and Germany, including 2,600 consumers and 157 recent Traeger purchasers in the United States. We believe net promoter score is an important assessment to gauge customer satisfaction with our products and to measure the strength of our brand. In a separate survey involving 235 Traeger owners, 80% of customers responded that they have recommended Traeger to an average of six people. Moreover, an estimated 75% of Traeger owners believe the brand reflects who they are as people. We believe this network accelerates penetration and strengthens existing Traeger owners’ connection to the brand. In turn, their affinity for the brand drives recurring purchases of wood pellets, rubs, and sauces.

Continuous Investment in Disruptive Innovation

Beginning in 2014, we pioneered a digital outdoor cooking experience. Using software, internet connectivity, and cloud technology, we reinvented the original Traeger to be an IoT device featuring a variety of modern technologies, including:

•

WiFIRE Technology: A cloud system, mobile application, and web-connected grill that enables users to automate recipe steps and control and monitor their grill from anywhere in the world using their smartphone.

•	D2 Direct Drive: A system designed to maintain grill temperature to +/-5° F of set temperature through variable speed fans and DC auger control.

•	Pellet Sensor: Measures pellet fuel levels and sends the data to the user’s Traeger app, triggering a low fuel alert if needed.

•	Super Smoke: A mode that maximizes production of hardwood smoke to infuse flavors into the food.

We improve the performance of our hardware by delivering firmware updates remotely to WiFIRE-enabled grills via the cloud. For example, last year we delivered a firmware update that allowed our Pro Series grills to reach temperatures as high as 500° F, up from 450° F originally. This firmware update expanded the types of recipes grill owners can perform on their Traeger, without requiring them to buy new hardware.

In addition, we use data from WiFIRE-enabled grills to better understand our users’ cooking habits. Cook cycle data, for instance, tells us which recipes are used, how long cook cycles last, the grill temperature, and what time of day the grill is active or on standby. This information guides recipe and product development and can allow us to personalize recipe recommendations for each grill owner. We believe that together, our proprietary technology, data, continuous improvements, and personalization drive engagement, more frequent cooking cycles, and purchases of our consumables. Furthermore, to protect our integrated platform, we invest in intellectual property. As of March 31, 2021, we had approximately 45 issued U.S. patents and 21 U.S. patent applications pending, which serve to protect our rights and make it difficult for our competitors to replicate our platform.

Visionary Management Team and Award-Winning Culture

The Traegerhood starts at the top and runs through the organization. In 2014, Jeremy Andrus invested in the business and became our CEO. Seeing potential in the brand, Mr. Andrus relocated the headquarters to Salt Lake City, Utah, recruited a multidisciplinary team, and implemented an innovative product and distribution strategy that accelerated business growth.

We value calculated risk-taking, innovation, and independent decision-making. Our employees live the Traeger lifestyle at home with their own grills and at our office with its outdoor barbecue deck and test kitchen. We have gathered a diverse group of high-horsepower individuals, from various leading brands and businesses, who understand our strategy and have the autonomy to further it.

Today, more than 700 employees located in 35 states and nine countries drive our success. We believe we are among the most attractive employers in Salt Lake City and the greater Mountain West areas. We were voted a “Best Company to Work For” from 2016 to 2018 by Utah Business.

We believe our award-winning culture ultimately drives positive partner and consumer experiences.

Strong Financial Profile Marked by Recurring Revenue

We have historically delivered consistent growth, and have increased our revenue at a CAGR of 28% from 2017 to 2020, and reached $545.8 million for the year ended December 31, 2020. Our revenue increased by 107.0% for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020, and reached $235.6 million for the three months ended March 31, 2021.

We believe our financial profile is strengthened by recurring revenue from our consumables. Consumables generated 22.0% and 17.3% of our total revenue for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively. For the year ended December 31, 2020, we estimate that Traeger owners bought approximately 110 pounds of Traeger wood pellets, up from approximately 87 pounds for the year ended December 31, 2018. Based on a survey we conducted in November 2020, we believe that 96% of Traeger owners purchased Traeger wood pellets in the last year.

We also aggressively invest in innovation and new technology, which we believe can drive revenue growth. Due in part to the pace of wood pellet grill innovation, we estimate that owners of wood pellet grills replace their grills 44% faster than owners of gas grills on average. We believe our innovation and technologies have allowed us to increase the estimated average retail equivalent price paid for our grills from approximately $678 in 2017 to $839 in 2020 – well above the market-average selling price for wood pellet grills of $596 in 2020. We estimate the average retail equivalent price based on an analysis of our recommended retailer pricing and retail channel volume and our direct to consumer, or DTC, channel pricing and volume. In turn, rising wood pellet sales, higher average retail equivalent prices, regular product releases, and expansion in accessories and consumables help to increase the lifetime value of our customers.

Our Growth Strategies

Our mission is to bring people together to create a more flavorful world. To accomplish this, we plan to:

Expand the Wood Pellet Category and Increase Brand Awareness

With approximately 3% household penetration in the United States, we believe our market opportunity is significant. Brand awareness for the wood pellet category is approximately 25%, which suggests that a majority of U.S. consumers are unfamiliar with a wood pellet grill and what we consider its advantages over gas and charcoal. By increasing consumer awareness and leading the premiumization of outdoor cooking, we are seeking to make wood pellet grills the top tier of the category. Our strategy is to ensure that discerning consumers think of wood first when purchasing or replacing a grill.

Shortly after launching in 1987, we built a dedicated community around the Traeger experience. Our strategy has been to harness the power of this community, the Traegerhood, to strategically grow the brand. In our core markets, brand awareness historically grew through word-of-mouth advertising, in-store education, and social media. For the year ended December 31, 2020, we estimate that our Traeger owner acquisition cost was approximately $113 per Traeger owner added during the period, down from approximately $131 per Traeger owner added during the year ended December 31, 2019.

Today, we believe we have an opportunity to drive customer growth significantly by increasing investments in marketing. Towards that end, we are focusing on marketing campaigns to scale unaided brand awareness and accelerate household penetration. Across our heritage Oregon, Utah, and Washington markets, we estimate our average household penetration was 10.6% in 2020 and has grown rapidly over the last few years. These heritage markets continue to represent some of our fastest-growing markets.

Our proven marketing strategy is now driving awareness outside of our heritage markets. For example, in a recent targeted marketing campaign, from 2019 to 2020, we generated a 280% increase in measured awareness and a 34% increase in grill sales in a particular market compared to a nearby control market. Replicating this strategy in other markets could drive similar increases in awareness and sales. By following this playbook, we aim to continue to penetrate and expand our SAM.

Optimize Our Omnichannel Distribution Strategy

We are pursuing an omnichannel distribution strategy. Our primary focus is on retail, where we seek to build top-tier retail relationships and deliver authentic in-store marketing experiences that are optimized for conversion. Although there is untapped retail whitespace, within this channel our strategy is to develop deep and strong relationships with retailers. We complement our retail channel with our DTC channel, where we have purposefully moderated customer acquisition because we believe the experience of interacting with a Traeger, guided by trained salespeople, is the most valuable method of customer acquisition at this stage. To further optimize our distribution strategy, we are seeking to:

•

Maximize retail productivity. We have significant room for growth in the United States. Approximately 60% of U.S. households own a grill, but our current penetration is only approximately 3%. We plan to continue working with leading retailers and across diverse channel segments, focusing on high productivity in limited points of wholesale distribution.

We have a broad network of national retailers that span multiple categories, including Ace Hardware, Amazon.com, BBQGuys, Cabela’s, Costco, Do it Best, RC Willey, Scheels, The Home Depot, Wayfair, and Williams Sonoma. We plan to continue working with our retail partners to further calibrate our product assortment to each channel and its core audiences. By improving productivity rather than just increasing the number of doors, we believe we can build strong partnerships that align with our growth strategy.

Our team is very active at the point of sale. Our Brand Ambassadors performed an estimated 2,000 roadshows and demos across our network of retailers and at special events. These demonstrations serve as a trial for potential grill owners and have been shown to drive conversion and brand loyalty. Furthermore, by offering a variety of grill lines that differ in size, price, construction, materials, and digital technologies, we are able to target a broad range of customer at the point of sale.

Overall, we believe that our retail strategy leads to more and better retail space as well as improved merchandising at each point of sale.

•

Grow DTC to complement retail sales. For the year ended December 31, 2020 and the three months ended March 31, 2021, approximately 7% and 2%, respectively, of our revenue was generated through our DTC channel. Our DTC channel enables us to serve hard-to-reach consumers who do not shop with one of our retail partners. It also serves the many Traeger owners who visit our website for recipes and wish to order the accompanying wood pellets, rubs, and sauces.

Through our DTC channel, we are creating a flagship experience for the Traeger brand globally. We believe there is a significant global DTC growth opportunity that is incremental and does not meaningfully detract from retailer productivity.

As part of our omnichannel distribution strategy, we have established DTC-specific technology, operations, and functionality that can scale. We believe we have everything in place to acquire customers and even manage subscriptions. We also see opportunities to curate third-party brands and bundle offers.

Grow Recurring Revenue

The more Traegers there are in homes, the more opportunities we have to build brand awareness and sell consumables. We believe Traeger owners already prefer our wood pellets. We plan to leverage that loyalty to build a preference for Traeger-branded rubs and sauces as well. Just like our wood pellets, our other consumables promise quality and dependability for our owners. To continue growing sales of our consumables, we plan to:

•	Expand the accessibility of our wood pellets and other consumables through new distribution and easy DTC purchase experiences.

•	Inspire Traeger users to cook more at home through digital content.

•	Grow our portfolio of consumables, including new flavors of wood pellets, rubs, and sauces.

As we execute on these strategies, we believe we can significantly increase our recurring revenue.

Export our Brand Globally

We estimate that North America accounts for roughly half of the worldwide outdoor cooking market. To expand globally, we plan to export our omnichannel distribution strategy and brand awareness playbook to key markets that have a culture of outdoor cooking but have only experienced gas and charcoal. In North America, we are taking market share from multinational gas and charcoal brands, and abroad, we believe we are positioned to do the same.

Disrupt Cooking Experiences, Outdoors and Indoors

We are disrupting outdoor cooking by providing a solution that delivers exceptional taste, versatility, ease of use, consistency, and community. We believe that we can replicate this experience with other cooking modalities. We plan to target categories where consumer demand is strong, but innovation has been lacking. Through product innovation, authentic branding, a passionate community, and strong partnerships, we believe we can introduce the Traeger experience into other categories in the food-at-home market.

Recent Developments

Preliminary Estimated Financial Results for the Three Months and Six Months Ended June 30, 2021

Our financial results for the three months and six months ended June 30, 2021 are not yet complete and will not be available until after the completion of this offering. Accordingly, set forth below are certain preliminary estimated financial results for the three months and six months ended June 30, 2021, which are subject to revision based upon the completion of our quarter-end financial closing processes and other developments that may arise prior to the time our financial results are finalized. Our preliminary estimated financial results are therefore forward-looking statements based solely on information available to us as of the date of this prospectus and may differ from these estimates. You should not place undue reliance on these estimates. The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Quarterly Report on Form 10-Q for the three months ended June 30, 2021 once it becomes available. Our preliminary estimated financial results contained in this prospectus have been prepared in good faith by, and are the responsibility of, management based upon our internal reporting for the three months and six months ended June 30, 2021. Our independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures with respect to the following preliminary estimated financial results. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. For additional information, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The following are our preliminary estimated financial results for the three months and the six months June 30, 2021:

	Three months ended			Six months ended
	June 30, 2021 (estimated low)	June 30, 2021 (estimated high)	June 30, 2020 (actual)	June 30, 2021 (estimated low)	June 30, 2021 (estimated high)	June 30, 2020 (actual)
	(in thousands)
Preliminary estimated financial results:
Revenue	$211,000	$212,500	$153,190	$446,573	$448,073	$266,973
Gross Profit	82,000	84,000	66,688	182,631	184,631	118,443
Net income (loss)	(5,500)	(3,800)	18,853	33,429	35,129	26,772
Adjusted EBITDA	23,250	24,380	39,274	87,329	88,459	67,910
Adjusted Net Income	4,450	5,780	19,576	49,294	50,624	29,168

•

For the three months ended June 30, 2021, we expect to report revenue in the range of $211.0 million to $212.5 million, representing growth of approximately 37.7% and 38.7%, respectively, over the three months ended June 30, 2020. Revenue growth was driven by continued strong growth across our core retail channels and demand for our accessories and consumables, which continue to expand to new outlets in the grocery channel.

•

For the three months ended June 30, 2021, we expect to report gross profit in the range of $82.0 million to $84.0 million, representing growth of approximately 23.0% and 26.0%, respectively, over the three months ended June 30, 2020. This further represents gross margins of 38.9% to 39.5% for the three months ended June 30, 2021, compared to gross margin of 43.5% for the three months ended June 30, 2020. Gross profit grew as a result of continued strong demand leading to revenue growth, while gross margin was adversely impacted by higher freight costs due to less outbound and inbound port capacity during the period.

•

For the three months ended June 30, 2021, we expect to report a net loss in the range of $5.5 million to $3.8 million as compared to net income of $18.9 million for the three months ended June 30, 2020. This expected net loss is primarily due to increases in sales and marketing to continue to build brand awareness and in general and administrative expenses as we invest in innovation and additions for continued growth.

•

For the three months ended June 30, 2021, we expect to report Adjusted EBITDA in the range of $23.3 million to $24.4 million, as compared to $39.3 million for the three months ended June 30, 2020. This decrease was due to increases in sales and marketing to continue to build brand awareness and in general and administrative expenses as we invest in innovation and additions for continued growth.

We calculate Adjusted EBITDA as net income (loss) adjusted to exclude interest expense, provision for income taxes, depreciation and amortization, equity-based compensation, other (income) expense, non-routine legal and refinancing expenses and offering related expenses. Other (income) expense are gains (losses) on disposal of property, plant and equipment, impairments of long-term assets, and unrealized gains (losses) from derivatives. Non-routine legal expenses are primarily external legal expenses for litigation, patent and trademark defense, and legal costs related to an acquisition or offering. Non-routine refinancing expenses are primarily expenses related to the refinancing of our existing credit facilities. Offering related expenses are primarily for legal and consulting costs incurred in connection with our initial public offering process. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin should be viewed as measures of operating performance that are supplements to, and not substitutes for, operating income or loss, net earnings or loss and other U.S. GAAP measures of income (loss). The following table provides a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Adjusted EBITDA for the periods presented:

	Three months ended			Six months ended
	June 30, 2021 (estimated low)	June 30, 2021 (estimated high)	June 30, 2020 (actual)	June 30, 2021 (estimated low)	June 30, 2021 (estimated high)	June 30, 2020 (actual)
	(in thousands)
Net income (loss)	$(5,500)	$(3,800)	$18,853	$33,429	$35,129	$26,772
Adjusted to exclude the following:
Provision for income taxes	100	—	516	824	724	547
Other (income) expense	2,600	2,500	(351)	5,948	5,848	166
Interest expense	7,900	7,900	9,063	15,712	15,712	18,248
Depreciation and amortization	10,800	10,700	10,119	21,499	21,399	19,947
Equity-based compensation	1,600	1,500	640	2,556	2,456	1,254
Non-routine legal expenses	1,550	1,500	434	2,792	2,742	976
Offering related expenses	100	80	—	469	449	—
Non-routine refinancing expenses	4,100	4,000	—	4,100	4,000	—

Adjusted EBITDA	$23,250	$24,380	$39,274	$87,329	$88,459	$67,910

We calculate Adjusted Net Income as net income (loss) adjusted to exclude equity-based compensation, other (income) expense, non-routine legal and refinancing expenses and offering related expenses. Adjusted Net Income should be viewed as a measure of operating performance that is a supplement to, and not a substitute for, operating income or loss, net earnings or loss and other U.S. GAAP measures of income (loss). The following table provides a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Adjusted Net Income for the periods presented:

	Three months ended			Six months ended
	June 30, 2021 (estimated low)	June 30, 2021 (estimated high)	June 30, 2020 (actual)	June 30, 2021 (estimated low)	June 30, 2021 (estimated high)	June 30, 2020 (actual)
	(in thousands)
Net income (loss)	$(5,500)	$(3,800)	$18,853	$33,429	$35,129	$26,772
Adjusted to exclude the following:
Other (income) expense	2,600	2,500	(351)	5,948	5,848	166
Equity-based compensation	1,600	1,500	640	2,556	2,456	1,254
Non-routine legal expenses	1,550	1,500	434	2,792	2,742	976
Offering related expenses	100	80	—	469	449	—
Non-routine refinancing expenses	4,100	4,000	—	4,100	4,000	—
Tax impact of adjusting items	—	—	—	—	—	—

Adjusted Net Income	$4,450	$5,780	$19,576	$49,294	$50,624	$29,168

Each of Adjusted EBITDA and Adjusted Net Income is a non-GAAP financial measure. For information about why we consider each metric a useful measure and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Acquisition of Apption Labs Limited

As part of our business strategy, we consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement our business. On July 1, 2021, we acquired all of the equity interests of Apption Labs Limited and its subsidiaries, or Apption. Apption specializes in the design and manufacture of innovative hardware and software related to small kitchen appliances, including the MEATER smart thermometer and related technology. MEATER is a wireless smart thermometer that provides users the ability to monitor the status of a cook cycle with their connected devices through the MEATER app using WiFi and Bluetooth technology. The MEATER thermometer and app can be used to monitor the internal temperature of the food being cooked, as well as the ambient temperature of the cooking environment. The MEATER app features a guided cook system that assists users in creating desired and consistent results and predicts time to completion. This acquisition will help facilitate our entry into the adjacent accessories market with a highly complementary product that we believe will bolster our existing portfolio, create efficiencies for our consumers and expose us to new growth channels. Furthermore, acquiring Apption continues our digital evolution to create a premier connected, user friendly and rewarding grilling experience.

The aggregate purchase consideration for the acquisition was approximately $100.0 million, subject to working capital and other adjustments. This includes $60.0 million paid at closing from borrowings under our New First Lien Term Loan (as defined below) and cash on hand as well as an aggregate $40.0 million in contingent consideration based on the achievement of certain future revenue thresholds for fiscal 2021 and 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” We incurred expenses of approximately $1.6 million related to the acquisition. Following the acquisition, certain employees of Apption will continue their employment and will manage the Apption business while also integrating the business into our operations.

Refinancing

On June 29, 2021, we refinanced our existing Credit Facilities and entered into a new first lien credit agreement, or the New First Lien Credit Agreement. The New First Lien Credit Agreement provides for a $560.0 million senior secured term loan facility (including a $50.0 million delayed draw term loan), or the New First Lien Term Loan Facility, and a $125.0 million revolving credit facility, or the New Revolving Credit Facility and, together with the New First Lien Term Loan Facility, the New Credit Facilities. We used approximately $452.4 million of the net proceeds from the New First Lien Term Loan Facility to repay all amounts outstanding under our existing First Lien Term Loan Facility and Second Lien Term Loan Facility, including an outstanding principal balance of $445.5 million and accrued and unpaid interest of $6.9 million. In addition, on June 29, 2021, we entered into an amendment to our Receivables Financing Agreement, pursuant to which we increased the net borrowing capacity to $100.0 million from the prior range of $30.0 million to $45.0 million. These transactions are collectively referred to herein as the Refinancing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

On July 1, 2021, we used approximately $46.1 million of the net proceeds from the New First Lien Term Loan Facility to pay a portion of the purchase consideration for the acquisition of Apption. Following the acquisition and the Refinancing, as of July 2, 2021, the aggregate principal amount of our debt was approximately $518 million and our cash and cash equivalents was approximately $15 million.

Our Investors

AEA Investors

AEA Investors is one of the most experienced global private investment firms. Founded in 1968, AEA Investors currently manages over $15 billion of capital as of December 31, 2020 for an investor group that includes former and current chief executive officers of major multinational corporations, family groups and institutional investors from around the world. With a staff of approximately 90 investment professionals and offices in New York, Stamford, San Francisco, London, Munich and Shanghai, AEA Investors focuses on investing in companies in the consumer, industrial, and related services sectors.

Ontario Teachers’ Pension Plan Board

Ontario Teachers’ Pension Plan Board, or OTPP, is the largest single-profession pension plan in Canada, with CAD $221.2 billion of assets under management as of December 31, 2020. It is an independent organization responsible for investing the pension fund’s assets and administers the pensions of 331,000 active and retired teachers in Ontario. OTPP has offices in Toronto, Hong Kong, London, and Singapore.

Trilantic North America

Trilantic Capital Management L.P., or Trilantic North America, is a private equity firm focused on control and significant minority investments in North America with primary investment focus in the business services, consumer, and energy sectors. Trilantic North America has offices in New York and Austin. The firm manages institutional private equity funds with aggregate assets under management of $6.1 billion as of December 31, 2020.

Prior to this offering, a private equity fund managed by AEA Investors, the AEA Fund, OTPP, and certain private equity funds managed by Trilantic North America, collectively TCP, together the Investors, indirectly owned substantially all of our limited liability company interests. Following the Corporate Conversion, each of the Investors will receive a number of shares of our common stock in direct proportion to their respective interests in TGP Holdings LP, our parent entity, or the Partnership. In order to ensure compliance with the requirements of certain provisions of the Pension Benefits Act (Ontario) applicable to OTPP, pursuant to which OTPP is restricted from investing monies of the Ontario Teachers’ Pension Plan, directly or indirectly, in securities of a corporation to which are attached more than 30% of the votes that may be cast for the election of directors of the corporation, after the pricing of this offering OTPP will hold a number of shares of our common stock representing 30% or less of the total number of shares of common stock outstanding. After giving effect to this offering and the Corporate Conversion, the AEA Fund, OTPP, and TCP will hold approximately 29.7%, 21.9% and 16.0% respectively, of our outstanding common stock.

Our Investors will have significant power to control our affairs and policies, including with respect to the election of directors (and through the election of directors, the appointment of management). For a description of certain potential conflicts between the Investors and our other stockholders, see “Risk Factors—Risks Related to our Capital Structure, Indebtedness, and Capital Requirements—The Investors will continue to hold a substantial portion of our outstanding common stock following this offering, and the Investors’ interests may conflict with our interests and the interests of other stockholders.” For a description of the Investors’ ownership interests in us and their rights with respect to such ownership interests, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, see “Certain Relationships and Related Party Transactions,” “Principal and Selling Stockholders” and “Description of Capital Stock.”

Corporate Conversion

We currently operate as a Delaware limited liability company under the name TGPX Holdings I LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, TGPX Holdings I LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Traeger, Inc. In this prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion. In conjunction with the Corporate Conversion, all of our outstanding limited liability company interests will be converted into shares of our common stock, and TGP Holdings LP, a Delaware limited partnership, or the Partnership, will become the holder of shares of common stock of Traeger, Inc. In connection with the Corporate Conversion, the Partnership will liquidate and distribute these shares of common stock to the holders of partnership interests in the Partnership in direct proportion to their respective interests in the Partnership based upon the value of Traeger, Inc. at the time of this offering, with a value implied by the initial public offering price of the shares of common stock sold in this offering. After giving effect to such liquidation and distribution, including the elimination of any fractional shares resulting therefrom, and the Corporate Conversion, we will have 108,724,387 shares of common stock outstanding and the former holders of partnership interests of the Partnership will own all of our shares of common stock.

The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. For further information regarding the Corporate Conversion, see “Corporate Conversion.”

Corporate Structure

The following diagram sets forth a simplified view of our corporate structure as of December 31, 2020, after giving effect to the consummation of the Corporate Conversion and the consummation of this offering. This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted. Our indirect subsidiaries are omitted.

New Stockholders Agreements

In connection with this offering, we intend to enter into two new stockholders agreements, or the New Stockholders Agreements. We intend to enter into a stockholders agreement with the AEA Fund, OTPP and TCP, or the Stockholders Agreement, and a stockholders agreement with Jeremy Andrus, our Chief Executive Officer, or the Management Stockholders Agreement.

Stockholders Agreement

We intend to enter into a Stockholders Agreement with the AEA Fund, OTPP and TCP, or the parties to our Stockholders Agreement, granting certain board designation rights to each such party for so long as they each beneficially own at least 5% of the aggregate number of shares of common stock outstanding immediately following this offering. Pursuant to the Stockholders Agreement, we will agree to include in our slate of director nominees the individuals designated by the parties to our Stockholders Agreement. Following completion of this offering, we expect that the AEA Fund, OTPP and TCP will have the right to designate three, two and two directors, respectively. These board designation rights are subject to certain limitations and exceptions.

In addition, pursuant to the Stockholders Agreement, and subject to our certificate of incorporation and bylaws, for so long as the AEA Fund, OTPP and TCP collectively beneficially own at least 30% of the aggregate number of shares of common stock outstanding immediately following this offering, certain actions by us or any of our subsidiaries will require the prior written consent of each of the AEA Fund, OTPP and TCP so long as each such stockholder is entitled to designate at least two directors for nomination to our board of directors. The actions that will require prior written consent include: (i) change in control transactions, (ii) acquiring or disposing of assets or any business enterprise or division thereof for consideration excess of $250.0 million in any single transaction or series of transactions, (iii) increasing or decreasing the size of our board of directors, (iv) terminating the employment of our chief executive officer or hiring a new chief executive officer, (v) initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries, and (vi) any transfer, issue, sale or disposition of any shares of common stock, other equity securities, equity-linked securities or securities that are convertible into equity securities of us or our subsidiaries to any person or entity that is a non-strategic financial investor in a private placement transaction or series of transactions.

Management Stockholders Agreement

We intend to enter into a Management Stockholders Agreement with Jeremy Andrus, our Chief Executive Officer, pursuant to which we will agree to include Mr. Andrus in our slate of director nominees for so long as Mr. Andrus serves in his capacity as our Chief Executive Officer or, if Mr. Andrus is no longer serving as our Chief Executive Officer, until the earlier of (i) the termination of Mr. Andrus’ employment by us or any of our subsidiaries for cause and (ii) the date on which Mr. Andrus beneficially owns less than 2% of the shares of common stock then outstanding.

For additional information regarding the New Stockholders Agreements, please see the section titled “Certain Relationships and Related Party Transactions—New Stockholders Agreements.”

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following principal risks, before investing in our common stock:

•	We have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future.

•	We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

•	Our growth depends, in part, on expanding into additional markets, and we may not be successful in doing so.

•

Our business depends on maintaining and strengthening our brand to generate and maintain ongoing demand for our products, and a significant reduction in such demand could harm our results of operations.

•	If we fail to cost-effectively attract new customers or retain our existing customers, we may not be able to increase sales.

•

Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost or if we incur significant losses, increased costs or harm to our reputation or brand as a result of product liability claims or product recalls.

•

We may be subject to product liability and warranty claims and product recalls that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could harm our reputation or brand and have an adverse effect on our business, financial condition, and results of operations.

•	We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

•	Use of social media and community ambassadors may materially and adversely affect our reputation or subject us to fines or other penalties.

•	We derive a significant majority of our revenue from sales of our grills. A decline in sales of our grills would negatively affect our future revenue and results of operations.

•

We derive the majority of our revenues from three major retailers and a decline in demand from these retailers or failure by these retailers to perform their contractual obligations would cause our customer base, results of operations and business to suffer.

•	The COVID-19 pandemic could adversely affect certain aspects of our business and negatively impact ability to access capital in the future.

•	We have significant international operations and are exposed to risks associated with doing business globally and many of our products are manufactured by third parties outside of the United States.

•	We rely on a limited number of third-party manufacturers, and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations.

•

The ability of our stockholders to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock and will continue to have substantial control over us after the offering.

•

We will be a “controlled company” under the corporate governance rules of the New York Stock Exchange and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our business also faces a number of other challenges and risks discussed throughout this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Corporate Information

We were initially formed on August 4, 2017 as TGPX Holdings I Corp., a Delaware corporation, in connection with a corporate reorganization of our business. On August 23, 2017, we completed a corporate conversion whereby TGPX Holdings I Corp. was converted into TGPX Holdings I LLC, a Delaware limited liability company. Upon completion of this offering, we will be a Delaware corporation, and we will change our name to Traeger, Inc. See “Corporate Conversion.” Our principal executive office is located at 1215 E Wilmington Ave., Suite 200, Salt Lake City, UT 84106 and our telephone number at that address is (801) 701-7180. We maintain a website at www.traegergrills.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	an exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about the Company’s executive compensation arrangements; and

•	no non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus forms a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer,” (as defined in Rule 12b-2 under the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.

The Offering

Common stock offered by us	8,823,529 shares.

Common stock offered by the selling stockholders	14,705,882 shares.

Common stock to be outstanding after this offering	117,547,916 shares.

Option to purchase additional shares of common stock from the selling stockholders	3,529,411 shares.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $133.0 million, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to (i) repay amounts outstanding under our New First Lien Term Loan Facility and (ii) to pay cash bonuses to certain of our employees, including certain of our executive officers, in connection with this offering. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares of common stock from the selling stockholders. The selling stockholders will receive all of the net proceeds and bear the underwriting discount, if any, attributable to their sale of our common stock. We will pay certain expenses associated with this offering. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Controlled company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange.

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price per share up to 5% of the shares of common stock offered by this prospectus, to certain individuals through a directed share program, including our directors, employees and certain other individuals identified by us. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director or executive officer. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered under this prospectus. See the section titled “Underwriting—Directed Share Program.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 27 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Proposed symbol	“COOK”

The number of shares of common stock to be outstanding after this offering is based on 108,724,387 shares of our common stock outstanding as of March 31, 2021, after giving effect to the split of our common units and the Corporate Conversion and excludes:

•

7,799,422 shares of common stock, based on 129,990,330 fully diluted shares of common stock outstanding after this offering, issuable in connection with the vesting of restricted stock units, or RSUs, granted to our Chief Executive Officer under our 2021 Incentive Award Plan, or the 2021 Plan, which awards will become effective in connection with this offering, which we refer to as the Chief Executive Officer Award (see the section titled “Executive Compensation” for additional information regarding these awards);

•

4,642,992 shares of common stock, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, issuable in connection with the vesting of RSUs, which we refer to as the IPO RSUs and, along with the Chief Executive Officer Awards, as the IPO Awards, granted under our 2021 Plan, including to our Chief Financial Officer and certain of our directors, which awards will become effective in connection with this offering; and

•

14,105,750 shares of common stock reserved for future issuance under our 2021 Plan, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus (which number includes the IPO Awards).

Our 2021 Plan also provides for automatic annual increases in the number of shares reserved thereunder, which are not reflected in the numbers above. See the section titled “Executive Compensation—Executive Compensation Arrangements” for additional information.

Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus assumes:

•	the split of our 10 common units, representing all of our limited liability company interests, into 108,724,422 common units;

•	the completion of the Corporate Conversion as described in “Corporate Conversion;”

•	no settlement of RSUs (including the Chief Executive Officer Award);

•	no exercise of the option to purchase additional shares of common stock by the underwriters; and

•	the effectiveness of our certificate of incorporation and bylaws in connection with the completion of this offering.

Summary Consolidated Financial and Operating Data

The following tables summarize our consolidated financial and operating data for the periods and as of the dates indicated. The summary consolidated statements of operations data for the years ended December 31, 2020 and 2019 and the consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and the consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2020 has been derived from our unaudited interim condensed consolidated financial statements not included in this prospectus. In our opinion, the unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the three months ended March 31, 2021 are not necessarily indicative of results that may be expected for the full fiscal year or any other period. You should read the following information in conjunction with the sections titled “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
	(in thousands, except unit/share and per unit/share amounts)
Consolidated Statement of Operations Data
Revenue	$235,573	$113,783	$545,772	$363,319
Cost of revenue	134,943	62,028	310,408	207,539

Gross profit	100,631	51,755	235,364	155,780
Operating expense:
Sales and marketing	30,851	16,718	93,690	66,921
General and administrative	13,556	9,004	50,243	45,304
Amortization of intangible assets	8,301	8,131	32,533	33,099

Total operating expenses	52,708	33,853	176,466	145,325

Income from operations	47,923	17,902	58,898	10,455
Other income (expense), net:
Interest expense	(7,812)	(9,185)	(34,073)	(39,462)
Other income (expense)	(458)	(767)	7,526	(462)

Total other income (expense), net	(8,270)	(9,952)	(26,547)	(39,924)
Income (loss) before provision for income taxes	39,653	7,950	32,351	(29,469)
Provision for income taxes	724	31	749	124

Net income (loss)	$38,929	$7,919	$31,602	$(29,593)

Net income (loss) per common unit holder	$0.36	$0.07	$0.29	$(0.27)

Weighted average common units outstanding, basic and diluted	108,724,422	108,724,422	108,724,422	108,724,422

Basic and diluted pro forma net income (loss) per share attributable to common stockholders(1)	$0.36		$(0.08)

Basic and diluted weighted-average shares used in computing pro forma net income (loss) per share attributable to common stockholders(1)	117,547,916		117,547,916

(1)

Basic and diluted pro forma net income per share, and the basic and diluted weighted-average shares used in computing pro forma net income per share, give effect to (i) the split of our common units and the Corporate Conversion, (ii) the Refinancing, including the estimated impact of reduced interest expense resulting from the lower effective interest rate of the New Credit Facilities as compared to the prior Credit Facilities, the estimated impact of increased expense resulting from a higher borrowing capacity under the New Revolving Credit Facility as compared to the prior Revolving Credit Facility, and the reduced aggregate principal amount to be outstanding following the application of the net proceeds to us from this offering as described in “Use of Proceeds,” in each case as if it had occurred at January 1, 2020, the beginning of the earliest period presented, and (iii) the sale and issuance by us of 8,823,529 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The table below provides a summary of net income used in the calculation of basic and diluted pro forma net income per share attributable to common stockholders for the periods presented:

	Three Months Ended March 31, 2021	Year Ended December 31, 2020
	(in thousands)
Net income	$38,929	$31,602
Adjustment for debt refinancing and interest expense (a)	2,574	5,013
Adjustment for stock-based compensation expense due to acceleration of vesting of all Class B units of the Partnership(b)	956	(46,380)

Pro forma net income	$42,459	$(9,765)

(a)

These adjustments reflect the elimination of the historical interest expense related to the prior Credit Facilities, as well as the incurrence of debt issuance costs, losses on extinguishment, and interest expense (including higher commitment fee expenses resulting from a higher borrowing capacity under the New Credit Facilities and higher amortization of deferred financing costs associated with the new facilities) related to the New Credit Facilities, after reflecting the pro forma effect of the Refinancing and application of the net proceeds to us in this offering.

These adjustments are not tax affected as the impact amounts would have been offset by a corresponding adjustment to the deferred tax asset valuation allowances. The adjustment for the reduced interest expense for the New First Lien Term Loan Facility is based upon a LIBOR of 0.75% plus an applicable margin of 3.25%, resulting in an assumed historical interest rate of 4.00%, which represents a reduction of 100 basis points from the applicable interest rate on the prior First Lien Term Loan Facility. The applicable margin of 3.25% reflects a reduction of 0.25% in applicable margin following the consummation of this offering, pursuant to the terms of the New First Lien Credit Agreement. For every 1.00% change in the assumed historical interest rate, our pro forma interest expense would increase or decrease (as applicable) by $0.9 million and $4.0 million, respectively, for the three months ended March 31, 2021 and the year ended December 31, 2020.

The adjustment for the increased expense for the New Revolving Credit Facility is based upon a commitment fee of 0.50% per annum on undrawn amounts and a borrowing capacity of $125.0 million, as compared to the same commitment fee and a borrowing capacity of between $50.0 million and $67.0 million under the prior Revolving Credit Facility.

(b)

In connection with this offering, all unvested and outstanding Class B unit awards of the Partnership will vest. Based on an assumed public price at the midpoint of the price range set forth on the cover page of the prospectus that forms a part of this registration statement on Form S-1, we estimate that we will incur aggregate equity compensation expense of approximately $43.9 million at the time of the initial public offering as a result of the modification and acceleration of stock-based compensation due to the vesting of the unvested awards. The adjustment to the year ended December 31, 2020 includes the aggregate equity compensation expense due to the acceleration of vesting of unvested awards as well and the equity compensation expense recorded in 2021 up to the date of vesting acceleration. The adjustment to the three months ended March 31, 2021 reflects actual equity stock compensation recorded during the three months ended March 31, 2021 reflected in 2020 for purposes of pro forma presentation.

The table below provides a summary of the weighted-average shares used in computing pro forma net income per share attributable to common stockholders for the periods presented:

	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Weighted-average shares outstanding(a)	108,724,387	108,724,387

Common stock sold by us in this offering	8,823,529	8,823,529

Weighted-average shares outstanding – pro forma(a)	117,547,916	117,547,916

(a)	Gives effect to the split of our common units and the Corporate Conversion.

	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$17,101	$70,128	$70,128
Working capital(3)	123,695	123,695	123,695
Total assets	1,094,671	1,149,596	1,149,596
Long-term debt, including current portion(4)	436,848	497,092	366,331
Total liabilities	579,746	639,990	509,229
Accumulated deficit	(57,069)	(62,388)	(107,859)
Total member’s/stockholders’ equity(5)	514,925	509,606	640,367

(1)	The pro forma column gives effect to (i) the Corporate Conversion (ii) the Refinancing, and (iii) the filing and effectiveness of our certificate of incorporation in connection with this offering.
(2)

The pro forma as adjusted column gives effect to (i) the pro forma adjustments described in note (1), (ii) the issuance and sale by us of 8,823,529 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds from this offering as described in “Use of Proceeds.” Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total stockholders’ equity, as well as decrease (increase) the amount of long-term debt and total liabilities, in each case by $8.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) the pro forma as adjusted amount of total stockholders’ equity, as well as decrease (increase) the amount of long-term debt and total liabilities, in each case by $16.1 million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(3)	Working capital is defined as current assets less current liabilities.
(4)	Does not include $38.0 million drawn down under our Receivables Financing Agreement as of March 31, 2021.
(5)

In connection with the Corporate Conversion, the membership interests will be reduced to zero to reflect the elimination of all outstanding interests in TGPX Holdings I LLC and corresponding adjustments will be reflected as common stock, additional paid-in capital and total stockholders’ equity in Traeger, Inc. (formerly TGPX Holdings I LLC). See “Capitalization.”

Non-GAAP Financial Measures

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Adjusted EBITDA(1)	$64,079	$28,636	$116,075	$54,422
Adjusted Net Income(1)	33,014	6,246	22,919	(24,321)

(1)

Each of Adjusted EBITDA and Adjusted Net Income is a non-GAAP financial measure. For a reconciliation of each of Adjusted EBITDA and Adjusted Net Income to the most directly comparable U.S. GAAP financial measure, information about why we consider each metric a useful measure and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information included in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In addition to the risks relating to the COVID-19 pandemic that are specifically described below, the effects of the COVID-19 pandemic may also have the effect of significantly heightening many of the other risks associated with our business and an investment in our common stock, including the other risks described in this prospectus. The occurrence of any of the following risks, or additional risks not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future.

We have incurred operating losses in the past and may continue to incur net losses in the future. For the year ended December 31, 2020, we had net income of $31.6 million, compared to a net loss of $29.6 million for the year ended December 31, 2019. For the three months ended March 31, 2021, we had net income of $38.9 million, compared to net income of $7.9 million for the three months ended March 31, 2020. As of March 31, 2021, we had an accumulated deficit of $57.1 million. We expect our operating expenses to increase in the future as we continue our sales and marketing efforts, expand our operating and retail infrastructure, add content and software features to our platform, expand into new geographies, develop new products, and in connection with legal, accounting, and other expenses related to operating as a new public company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products, increased competition, a decrease in the growth or reduction in size of our overall market, the impacts to our business from the COVID-19 pandemic, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

Our recent growth rates may not be sustainable or indicative of future growth and we expect our growth rate to slow.

We have experienced significant growth since our change of ownership in 2013. Our historical rate of growth may not be sustainable or indicative of our future rate of growth. We have also experienced increased demand for our products due to the impact that the COVID-19 pandemic has had on consumer behavior as a result of various stay-at-home orders and restrictions on dining options and restaurant closures. We cannot predict the extent to which or the length that such restrictions will remain in place or if and when consumer behavior will return to pre-pandemic levels. We believe that our continued revenue growth, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described elsewhere in this prospectus and the extent to which our various products grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our number of customers and markets may not continue to grow or may decline due to a variety of possible risks, including increased competition and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to continue our revenue growth or improve margins would have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We have experienced rapid growth in our business operations and the scope and complexity of our business have increased substantially over the past several years. As a result, the number of our full-time employees increased from approximately 450 as of December 31, 2018 to approximately 700 as of December 31, 2020, and we have expanded our operations to include additional wood pellet production facilities and additional manufacturing and supply sources. We have only a limited history of operating our business at its current scale. We have made and expect to continue to make significant investments in our research and development efforts and in our sales and marketing organizations, including with respect to future product offerings, consumables, accessories, and services, and to expand our operations and infrastructure both domestically and internationally. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. For example, our customers increasingly rely on our support services to resolve any issues related to the use of our products and smart features. Providing a high-quality customer experience is vital to our success in generating word-of-mouth referrals to drive sales, maintain, and expand our brand recognition and retain existing customers. The importance of high-quality support will increase as we expand our business and introduce new and/or enhanced products and offerings, especially if we face limited brand recognition in certain markets that leads to non-acceptance or delayed acceptance of our products and services by consumers. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate, and manage employees. Management of growth is particularly difficult as employees work from home as a result of the COVID-19 pandemic. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel and maintain customer satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our products and content could suffer, which could negatively affect our reputation and brand, business, financial condition, and results of operations, and our corporate culture may be harmed.

Our growth depends, in part, on our continued penetration and expansion into additional markets, and we may not be successful in doing so.

We believe that our future growth depends not only on continuing to reach our current core demographic, but also continuing to penetrate and broaden our retailer, customer, and distribution bases, including through online sales channels and our website, in the United States and international markets. In these markets, we have faced and may continue to face challenges that are different from those we currently encounter, including competitive, merchandising, distribution, hiring, legal and regulatory, and other difficulties, such as understanding and accurately predicting the demographics, preferences, and purchasing habits of consumers in these new geographic markets. We may encounter problems in our logistical operations, including our fulfillment and shipping functions, related to an increased demand from online sales channels. We have also encountered and may continue to encounter difficulties in attracting customers due to a lack of familiarity with or acceptance of our brand, or a resistance to paying for our premium products, particularly in international markets. We continue to evaluate marketing efforts and other strategies to expand our retailer, customer, and distribution bases. In addition, although we are continuing to invest in sales and marketing activities to further penetrate newer regions, we cannot assure you that we will be successful. If we are not successful, our business, financial condition, and results of operations may be harmed.

Our business depends on maintaining and strengthening our brand to generate and maintain ongoing demand for our products, and a significant reduction in such demand could harm our results of operations.

The Traeger name and premium brand image are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business. Our success depends on the value and reputation of our brand, which, in turn, depends on factors such as the quality, market fit, design, performance, and functionality of our physical and digital products, our communication and marketing activities, including live and digital advertising, social media, online content, and public relations, the image of our retailers’ floor spaces and e-commerce platform, and our management of the customer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning our brand are important to expanding our customer base and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality customer experiences. We intend to continue making substantial investments in these areas in order to maintain and enhance our brand, and such investments may not be successful. Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product or manufacturing defects, including defects that may cause fires or explosions, counterfeit products, unfair labor practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish customer confidence in us. Furthermore, these factors could cause our customers to lose the personal connection they feel with the Traeger brand. Moreover, the growing use of social and digital media by us, our customers and third parties increases the speed and extent that information or misinformation and opinions can be shared. We believe that maintaining and enhancing our brand image in our current markets and in new markets where we have limited brand recognition is important to expanding our customer base. If we are unable to maintain or enhance our brand in current or new markets, our growth strategy and results of operations could be harmed.

If we fail to cost-effectively attract new customers or retain our existing customers, we may not be able to increase sales.

Our success depends on our ability to cost-effectively attract customers to our products and to retain our existing customers and encourage our customers to continue to utilize our products and content for their cooking needs. We must also increase general public awareness of our products, wood pellet grills, and the related cooking methodologies and techniques. For example, in order to increase customer awareness and expand our customer base, we must appeal to and attract customers who have historically associated grilling and outdoor cooking with traditional gas, charcoal, and electric grills and may have extensive experience in cooking with such devices. To effectively market our products, we must educate these customers about the various benefits of using our products and about cooking with wood pellet grills generally. We cannot assure you that we will be successful in changing customer behavior or cooking habits or that we will achieve broad market education or awareness. Even if we are able to raise awareness, customers may be slow in changing their habits and may be hesitant to use our products for a variety of reasons, including lack of experience with our products or cooking with wood pellet grills, price, competition and negative selling efforts from competitors and the perceptions regarding the time and complexity of using our products or learning new cooking techniques. Moreover, because our grills require sufficient outdoor space and ventilation to safely operate, even if we are successful in influencing customer behavior or cooking habits, many individuals may not be able to purchase our grills due to space constraints, particularly in high-density and non-suburban markets where residential outdoor space is limited.

We have made, and we expect that we will continue to make, significant investments in attracting new customers, including through the use of corporate partnerships, traditional, digital, and social media, and participation in, and sponsorship of, community events. Marketing campaigns can be expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that any increase in our customer acquisition costs will result in any revenue growth. Further, as our brand becomes more widely known, future marketing campaigns may not attract new customers at the same rate as past campaigns. We believe that our paid and non-paid marketing initiatives have been critical in promoting customer awareness of our products and wood pellet grills, which in turn has driven demand for our products and increased the extent to which new and existing customers utilize our online content for cooking related information and resources. Any decrease in the success of our non-paid marketing initiatives, which primarily consist of customer advocacy and word-of-mouth referrals, may cause an increase in both our marketing and customer acquisition costs.

Our paid marketing initiatives include television, search engine marketing, mail to consumers, email, display and dedicated in-store arrangements, radio, and magazine advertising and social media marketing. For example, we actively market our products through television and buy search advertising through search engines, such as Google and Bing, major mobile application stores and social media platforms such as Facebook and Instagram, and use internal analytics and external vendors for bid optimization and channel strategy. Our non-paid advertising efforts include search engine optimization, non-paid social media and e-mail marketing. Search engines frequently modify their search algorithms and these changes can cause our websites to receive less favorable placements, which could reduce the number of customers who visit our website or are directed to information about our products. The costs associated with advertising through search engines can also vary significantly from period to period, and have generally increased over time. We may be unable to modify our strategies in response to any future search algorithm changes made by the search engines, which could require a change in the strategy we use to generate customer traffic and drive customer interactions. In addition, our website must comply with search engine guidelines and policies, which are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results, penalize us or could remove our content altogether from their indices. Further, changes to third-party policies that limit our ability to deliver, target or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google, could reduce the effectiveness of our marketing.

If we are unable to attract new customers, or fail to do so in a cost-effective manner, our growth could be slower than we expect and our business will be harmed.

Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost.

In order to maintain and increase revenue, we must produce high quality products at acceptable costs. If we are unable to maintain the quality and performance of our products at acceptable costs, our brand, the market acceptance of our products and our results of operations would suffer. As we periodically update our product lines and introduce changes to manufacturing processes or incorporate new materials and technologies, we may encounter unanticipated issues with product quality and product consistency or production and supply delays. For example, we have recently introduced products that incorporate smart features, including our WiFIRE technology, a cloud based, Wi-Fi controller that connects our grills to our Traeger app, enabling users to automate recipe steps and control and monitor their grill remotely. We also recently introduced D2 Direct Drive, an integrated, software-driven system that maintains grill temperature through variable speed fans and DC auger control. While we engage in product testing in an effort to identify and address any product quality issues before we introduce products to market, unanticipated product quality or performance issues may be identified after a product has been introduced and sold. As we continue to introduce new products and product enhancements, we expect the costs associated with such products and enhancements will continue to increase.

We may be subject to product liability and warranty claims and product recalls that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could harm our reputation or brand and have an adverse effect on our business, financial condition, and results of operations.

We face the risk of exposure to product liability or other claims, including class action lawsuits, in the event our products are, or are alleged to be, defective or have resulted in harm to persons, including death, or to property as a result of product malfunction, fires, explosions or other causes. For example, we are aware of several situations in which our grills were investigated as the cause of a fire. Our grills may cause fires if not properly used or maintained, including fires caused by buildup of fats or grease, or if there are quality, manufacturing or design defects. Although we label our grills to warn of such risks, our sales could be reduced if our grills are considered dangerous to use or if they are implicated in causing personal injury, death or property damage. Additionally, we may experience food safety or food-borne illness incidents with our rubs or sauces. We may in the future incur significant liabilities if product liability lawsuits or regulatory enforcement actions against us are successful. We may also have to recall and/or replace defective products or parts, which could result loss of sales and increased costs related to such recall or replacement efforts, which could be material. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, and results of operations. Real or perceived quality issues, including those arising in connection with product liability lawsuits, warranty claims or recalls, could also result in adverse publicity, which could harm our brand and reputation and cause our sales to decline. In addition, any such issues may be seized on by competitors in efforts to increase their market share.

We generally provide a minimum three-year limited warranty on all of our grills. The occurrence of any material defects in our grills could result in an increase in returns or make us liable for damages and warranty claims in excess of our current reserves, which could result in an adverse effect on our business prospects, liquidity, financial condition, and cash flows if returns or warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls, and such costs may not be covered by insurance and could have a material adverse effect on our business, financial condition, and results of operations. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease consumer confidence and demand, and adversely affect our financial condition and results of operations. Also, while our warranty is limited to part replacement and returns, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and results of operations.

In addition to warranties supplied by us, we may also offer the option for customers to purchase third-party extended warranty and services contracts in some markets, which creates an ongoing performance obligation over the warranty period. Extended warranties are regulated in the United States on a state level and are treated differently state by state. Outside the United States, regulations for extended warranties vary from country to country. Changes in interpretation of the insurance regulations or other laws and regulations concerning extended warranties on a federal, state, local, or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, reputational damage, penalties, and other sanctions, which could have an adverse effect on our business, financial condition, and results of operations.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

We operate in a highly competitive business market, and compete with multiple companies in the outdoor cooking market within brick-and-mortar and online sales channels. Numerous other companies offer a wide variety of products, including traditional gas, charcoal and electric grills, consumables, and accessories, that compete with our grills, consumables, and accessories, including wood pellets that can be used with our grills. For example, we compete with established, well-known, and legacy grill brands, including Weber, among others, as well as numerous other companies that offer competing products. These competitors offer a broad array of grills at different price points, including traditional gas, charcoal and electric grill offerings, as well as a significant number of wood pellet grills. We also compete against other wood pellet grill brands, such as Dansons. Moreover, the outdoor cooking market is expanding to include alternatives beyond traditional grills, and we also compete against companies that manufacture griddles, such as Blackstone. We have experienced an increase in competitors and competing offerings of gas and charcoal grills, wood pellet grills, and other outdoor cooking devices in recent years.

Competition in our market is based on a number of factors including product quality, performance, durability, styling, brand image and recognition, and price, as well as the perceived taste and satisfaction to be attained in using a particular grill or cooking methodology.

We believe that we have been able to compete successfully largely on the basis of our premium brand, superior design capabilities, product development, product performance, ease of use, and on the breadth of our independent, regional, and national retailers, our growing online presence and our DTC channel. Our competitors may be able to develop and market high quality products that compete with our products, sell their products for lower prices, adapt to changes in customer needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing, and sale of their products, or generate greater brand recognition than us. In addition, as we expand into new product categories, we have faced, and will continue to face, different and, in some cases, more formidable competition. Many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, the ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, global product distribution, larger and broader retailer bases, more established relationships with a larger number of suppliers and manufacturers, greater brand recognition, larger or more effective brand ambassador and endorsement relationships, greater online presence and appearing more prominently in internet search results, greater financial strength, larger research and development teams, larger marketing budgets, and more distribution and other resources than we do. Some of our competitors may aggressively discount their products or offer other attractive sales terms in order to gain market share, which could result in pricing pressures, reduced margins, or lost market share.

We also compete with providers of wood pellets for use in grilling, including well-known brands like Weber, Kingsford and Dansons, among others. These competitors offer a broad array of pellet types and flavors that can be used in our wood pellet grills. Similar to our experience regarding competition for our wood pellet grills, we have experienced an increase in competitors and competing offerings of wood pellets in recent years.

If we are not able to overcome these potential competitive challenges, effectively market our current and future products, and otherwise compete effectively against our current or potential competitors, our prospects, financial condition, and results of operations could be harmed.

Use of social media and community ambassadors may materially and adversely affect our reputation or subject us to fines or other penalties.

We use third-party social media platforms as marketing tools, among other things. For example, we maintain Instagram, Facebook, Twitter, YouTube, and Pinterest accounts, as well as our own content on our website and Traeger app. We maintain relationships with many community ambassadors, which others may refer to as influencers, and engage in sponsorship initiatives. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of community ambassadors, our sponsors or third parties acting at our direction (including retailers) to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations.

In addition, an increase in the use of social media for marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a material relationship between a community ambassador and an advertiser. While we ask community ambassadors to comply with the FTC regulations and our guidelines, we do not regularly monitor what our community ambassadors post, and if we were held responsible for the content of their posts, we could be forced to alter our practices, which could have material adverse effect on our business, financial condition, and results of operations.

Negative commentary regarding us, our products or community ambassadors, and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Community ambassadors with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. The harm may be immediate, without affording us an opportunity for redress or correction.

We derive a significant majority of our revenue from sales of our wood pellet grills. A decline in sales of our grills would negatively affect our future revenue and results of operations.

Our wood pellet grills are sold in highly competitive markets with limited barriers to entry. Introduction by competitors of comparable grills at lower price points, a decline in consumer spending, or other factors could result in a decline in our revenue derived from our grills, which may have a material adverse effect on our business, financial condition, and results of operations. Because we derive a significant majority of our revenue from the sales of our wood pellet grills, any material decline in sales of our grills would have a pronounced impact on our revenue and results of operations.

A significant portion of our revenue is generated from sales of our products to retailers, and we derive a majority of our revenue from three retailers. A decline in demand from these retailers or failure by these retailers to perform their contractual obligations would cause our customer base, results of operations and business to suffer.

We generate a significant portion of our revenue through our retail channel, which includes sales to brick-and-mortar retailers, e-commerce platforms, and multichannel retailers, who, in turn, sell our products to their end consumers. In addition, we depend on a limited number of major retailers for a majority of our revenue. For example, in the year ended December 31, 2020, our three largest retailers accounted for 20%, 18%, and 16% of our revenue, respectively, with no other customer accounting for greater than 10% of our revenue for the year. In the three months ended March 31, 2021, our three largest retailers accounted for 24%, 23%, and 16% of our revenue, respectively, with no other customer accounting for greater than 10% of our revenue during the period. Although we generally do not have long-term contracts or purchase agreements with our retailers, we expect these major retailers to continue to make up a large portion of our revenue in the foreseeable future.

Our retailers may decide to emphasize products from our competitors, to redeploy their retail floor space or digital placement to other product categories, or to take other actions that reduce their purchases of our products. Our financial performance depends in part on our ability to maintain our relationships with our retailers, particularly our major retailers, and drive end customers to their stores. The loss of all or a substantial portion of our sales to retailers, and our major retailers in particular, could have a material adverse effect on our business, financial condition, results of operations and cash flows by reducing cash flows and by limiting our ability to spread our fixed costs over a larger revenue base. We may make fewer sales to our retailers for a variety of reasons, including, but not limited to:

•	failure to accurately identify the needs of our retailers;

•	a lack of acceptance of new products, consumables, accessories, or services;

•	failure to obtain shelf space or prominent digital placement from our retailers;

•	loss of business relationships, including due to brand or reputational harm;

•	breaches of contracts with retailers, or our failure to enter into or renew our contracts or purchase orders with major retailers;

•	consolidation within the retail industry among retailers and retail chains;

•	reduced, delayed or material changes to the business requirements or operations of our retailers;

•	failure to fulfil orders from our retailers in full or on a timely basis;

•	strikes or other work stoppages affecting sales and inventory of our major retailers;

•	increasing competition by our competitors or the competitors of our major retailers that do not offer or sell our products;

•	store closures, decreased foot traffic, recession or other adverse effects resulting from public health crises such as the current COVID-19 pandemic (or other future pandemics or epidemics); or

•	general failure or bankruptcy of any of our major retailers.

Furthermore, in depressed market conditions, retailers that we have entered into contracts with may not be able to perform their obligations under our contracts and/or may no longer need the amount of our products they have contracted for or may be able to obtain comparable products at a lower price. If economic, political, regulatory or financial market conditions deteriorate and/or our retailers experience a significant downturn in their business or financial condition, they may attempt to renegotiate, reject or declare force majeure under our contracts. Should any counterparty fail to honor its obligations under a contract with us, we could sustain losses, which could have a material adverse effect on our business, financial condition and results of operations. We may also decide to renegotiate our existing contracts on less favorable terms and/or at reduced volumes in order to preserve our relationships with our retailers.

Upon the expiration of contracts, retailers may decide not to recontract on terms as favorable to us as our current contracts, or at all. For example, our current customers may acquire wood pellet grills from other providers that offer more competitive pricing.

We cannot assure you that our retailers will continue to carry our current products or carry any new products that we develop. If these risks occur, they could harm our brand as well as our results of operations and financial condition. In addition, store closures, decreased foot traffic and recession resulting from the COVID-19 pandemic will adversely affect the performance and will likely adversely affect the financial condition of many of these customers. Some retailers may decide to stop selling wood pellet grills. Any reduction in the amount of wood pellet grills or other products purchased by our retailers, or our inability to renegotiate or replace our existing contracts on economically acceptable terms, could have a material adverse effect on our results of operations, business, and financial position.

If we are unable to anticipate customer preferences and successfully develop new, innovative, and updated products, services, and features, or if we fail to effectively manage the introduction of new products, services, and features, our business will suffer.

The market for our products is characterized by new product and service introductions, frequent enhancements to existing products, and changing customer demands, needs, and preferences. Our success depends on our ability to identify and originate trends and to anticipate and react to changing customer demands, needs, and preferences in a timely manner. Changes in customer preferences cannot be predicted with certainty. If we are unable to introduce new or enhanced products, services or features in a timely manner, or our new or enhanced products, services, and features are not widely accepted by customers, our competitors may introduce similar concepts faster than us, which could negatively affect our sales and growth. Moreover, new products, services, and features may not be accepted by customers, as preferences could shift rapidly to different types of cooking methodologies and techniques or away from our offerings altogether, and our future success depends in part on our ability to anticipate and respond to such changes. For instance, a shift in consumer tastes, dietary habits, and nutritional values, concerns regarding the health effects of foods typically cooked on our grills and shifts in preference from animal-based protein to plant-based protein products could reduce our sales or our market share, which would harm our business and financial condition. Similarly, a shift in consumer tastes regarding the flavors of our wood pellets or other consumables could impact our ability to drive recurring sales from such items, which could have an adverse impact on our growth and revenue. In addition, we may not be successful at introducing the Traeger experience into other categories in the food-at-home market.

Failure to anticipate and respond in a timely manner to changing customer preferences could lead to, among other things, lower sales, pricing pressure, lower margins, discounting of our existing products and excess inventory levels. Even if we are successful in initiating or anticipating such preferences, our ability to adequately address or react to them will partially depend upon our continued ability to develop, introduce, and market innovative, high-quality products, services, and features. Development of new or enhanced products, services, accessories, and features may require significant time and financial resources, which could result in increased costs and a reduction in our margins. We may be unable to recoup the amount of such investments if our new or improved offerings do not gain widespread market acceptance. Moreover, we have experienced and may continue to experience delays in the development and introduction of new or enhanced products, services, accessories and features due to the effects of the current COVID-19 pandemic.

Moreover, we must successfully manage introductions of new or enhanced products, services, and features, which could adversely impact the sales of our existing products. For instance, customers may choose to forgo purchasing existing products in advance of new product launches and we may experience higher returns from customers following the announcement of new products and features. As we introduce new or enhanced products, services and features, we may face additional challenges meeting regulatory and other compliance standards and managing a more complex supply chain and manufacturing process, including the time and cost associated with onboarding and overseeing additional suppliers, contract manufacturers, and logistics providers, among others. We may also face challenges managing the inventory of new or existing products, which could lead to excess inventory and discounting of such products. In addition, new or enhanced products and services may have varying selling prices and costs, including in comparison to legacy products, which could negatively impact our gross margins and results of operations.

Our passion and focus on delivering a high-quality and engaging experience for our customers may not maximize short-term financial results, which may yield results that conflict with the market’s expectations and could result in our stock price being negatively affected.

We are passionate about continually enhancing the Traeger experience and community, with a focus on driving long-term customer engagement through innovation, immersive content, technologically advanced products, and community support, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the Traeger experience and community, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our customer engagement and our business, financial condition, and results of operations could be harmed.

The market for wood pellet grills is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business may be adversely affected.

While wood pellet grills have been sold commercially since the 1980s, the market for wood pellet grills remained relatively small and niche until recently. The current broader market for wood pellet grills is relatively new and rapidly growing, and it is uncertain whether it will sustain high levels of demand and achieve wide market acceptance. Our success depends substantially on the willingness of customers to widely adopt the cooking methodologies and techniques associated with our products. To be successful, we must continue to educate customers about our products, and the related cooking methodologies and techniques, through significant investment and high-quality content that is superior to the content and cooking experiences provided by our competitors. Additionally, the market for grills and other cooking devices at large is heavily saturated, and the demand for and market acceptance of new products in the market is uncertain. It is difficult to predict the future growth rates, if any, and size of our market. We cannot assure you that our market will develop as expected, that broad public interest in wood pellet grills will continue, or that our products will be widely adopted. Furthermore, our grills require sufficient outdoor space and ventilation to safely operate, which limits our ability to sell or expand our presence in high-density, non-suburban markets. If the market for wood pellet grills does not develop, develops more slowly than expected, or becomes saturated with competitors, or if our products do not achieve market acceptance, our business, financial condition, and results of operations could be adversely affected.

The COVID-19 pandemic could adversely affect certain aspects of our business and negatively impact ability to access capital in the future.

Since being reported in December 2019, COVID-19 has spread globally, including to every state in the United States, and has been declared a pandemic by the World Health Organization. The COVID-19 pandemic and preventative measures taken to contain or mitigate such have caused, and are continuing to cause, business slowdowns or shutdowns in affected areas and significant disruption in the financial markets both globally and in the United States, which could lead to a decline in discretionary spending by consumers, and in turn impact our business, sales, financial condition, and results of operations. The impacts include, but are not limited to:

•	the possibility of renewed retail store closures or reduced operating hours and/or decreased retail traffic;

•

disruption to our distribution centers and our third-party manufacturers and other vendors, including the effects of facility closures as a result of outbreaks of COVID-19 or measures taken by federal, state or local governments to reduce its spread, reductions in operating hours, labor shortages, and real time changes in operating procedures, including for additional cleaning and disinfection procedures;

•	difficulty in forecasting demand resulting in inventory constraints; and

•	significant disruption of global financial markets, which could have a negative impact on our ability to access capital in the future.

The COVID-19 pandemic has significantly impacted the global supply chain, with restrictions and limitations on related activities causing disruption and delay, along with increased raw material, storage, and shipping costs. These disruptions and delays have strained domestic and international supply chains, which have affected and could continue to negatively affect the flow or availability of certain products. Furthermore, significantly increased demand from online sales channels, including our website, has impacted our logistical operations, including our fulfillment and shipping functions, which has resulted in periodic delays in the delivery of our products. The further spread of COVID-19, and the requirements to take action to help limit the spread of the illness, could impact our ability to carry out our business as usual and may materially adversely impact global economic conditions, our business, results of operations, cash flows, and financial condition. For example, travel restrictions imposed as a result of the COVID-19 pandemic negatively impacted certain of our product development initiatives, as we were unable to visit certain third-party manufacturers to review processes and procedures for new products and product enhancements. The extent of the impact of COVID-19 on our business and financial results will depend on future developments, including the duration and severity of the outbreak (including the severity and transmission rates of new variants of the coronavirus) within the markets in which we and our manufacturers and suppliers operate, the timing, distribution, and efficacy of vaccines and other treatments, the related impact on consumer confidence and spending, and the effect of governmental regulations imposed in response to the pandemic, all of which are highly uncertain and ever-changing. While we have experienced an increase in demand for our products due to the impact that the COVID-19 pandemic has had on consumer behaviors, including due to various stay-at-home orders and restrictions on dining options and restaurant closures, this increased demand may not be sustained following the pandemic, or if economic conditions worsen, which would negatively impact consumer spending.

The sweeping nature of the COVID-19 pandemic makes it extremely difficult to predict how our business and operations will be affected over the long term. However, the likely overall economic impact of the pandemic is generally viewed as highly negative to the general economy. Any of the foregoing factors, or other cascading effects of the coronavirus pandemic, could materially increase our costs, negatively impact our sales and damage our results of operations and liquidity, possibly to a significant degree. The duration of any such impacts or likelihood of any similar future pandemics cannot be predicted.

Our estimated addressable market is subject to inherent challenges and uncertainties. If we have overestimated the size of our addressable market, our future growth opportunities may be limited.

Our U.S. TAM is calculated based on an estimated percentage of households in the United States that have a grill, which is estimated based on internal and third-party market research, historical surveys, and interviews with market participants. Our U.S. SAM is based on internal survey analysis from a survey we conducted in March 2021 with approximately 4,200 consumers across the United States, Canada, the United Kingdom, and Germany, including 2,600 consumers in the United States, including 157 recent Traeger purchasers. As a result, each of our U.S. TAM and U.S. SAM is subject to significant uncertainty and is based on assumptions that may not prove to be accurate. Our estimates are based, in part, on third-party reports and are subject to significant assumptions and estimates. These estimates, as well as the estimates and forecasts in this prospectus relating to the size and expected growth of the markets in which we operate, and our penetration of those markets, may change or prove to be inaccurate. While we believe the information on which we base our U.S. TAM and U.S. SAM is generally reliable, such information is inherently imprecise. In addition, our expectations, assumptions and estimates of future opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described herein. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our future growth opportunities may be affected. If our addressable market, or the size of any of the various ancillary markets in which we operate, proves to be inaccurate, our future growth opportunities may be limited and there could be a material adverse effect on our prospects, business, financial condition, and results of operations.

Competitors have imitated and attempted to imitate, and will likely continue to imitate or attempt to imitate, our products, and technology. If we are unable to protect or preserve our brand image and proprietary rights, our business may be harmed.

As our business continues to expand, our competitors have imitated or attempted to imitate, and will likely continue to imitate or attempt to imitate, our product designs, functionality, and branding, which could harm our business and results of operations. Only a portion of the intellectual property used in the manufacture and design of our products is patented, and we therefore rely on other forms of protection, including trade and service marks, trade dress, trade secrets, and the strength of our brand. For example, the original patent for pellet grills, which was filed by Joe Traeger in 1986, expired in 2006. Following expiration of this patent, competitors introduced competing products with similar designs and technologies, and there are currently a significant number of wood pellet grills available from a variety of competitors, including Weber and Dansons, among others. We regard our patents, trade dress, trademarks, copyrights, trade secrets, and similar proprietary rights as critical to our success. We also rely on trade secret protection and confidentiality agreements with our employees, consultants, suppliers, manufacturers, and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights against infringement or other violation may be inadequate, and we may experience difficulty in effectively limiting the unauthorized use of our patents, trademarks, trade dress, and other intellectual property and proprietary rights worldwide. We also cannot guarantee that others will not independently develop technology with the same or similar function to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. As we continue to grow our business and strengthen our brand, we expect to experience increased counterfeiting of our products, including, among others, imitation and look-alike products and fraudulent website and distributors. Unauthorized use or invalidation of our patents, trademarks, copyrights, trade dress, trade secrets, or other intellectual property or proprietary rights may cause significant damage to our brand and harm our results of operations.

While we actively develop and protect our intellectual property rights, there can be no assurance that we will be adequately protected in all countries in which we conduct our business or that we will prevail when defending our patent, trademark, and proprietary rights. Additionally, we could incur significant costs and management distraction in pursuing claims to enforce our intellectual property rights through litigation and defending any alleged counterclaims. If we are unable to protect or preserve the value of our patents, trade dress, trademarks, copyrights, or other intellectual property rights for any reason, or if we fail to maintain our brand image due to actual or perceived product or service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, our brand and reputation could be damaged, and our business may be harmed.

Our revenue and profits depend on the level of customer spending for discretionary items, which is sensitive to general economic conditions and other factors.

Demand for our premium products is significantly influenced by a number of economic factors affecting our customers and trends in customer spending. For example, demand for our grills is particularly sensitive to consumer spending levels as our grills can represent expensive purchases for consumers. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, disposable income, credit availability, unemployment, and tax rates in the markets where we sell our products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other items if we do not continue to provide authentic, compelling, and high-quality products at appropriate price points. As global economic conditions continue to be volatile and economic uncertainty remains, trends in discretionary spending also remain unpredictable and subject to declines. Any of these factors could harm discretionary spending, resulting in a reduction in demand for our products, decreased prices, and harm to our business and results of operations. Moreover, purchases of discretionary items, such as our premium products, tend to decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty, which may slow our growth more than we anticipate. A downturn in the economies in markets in which we sell our products, particularly in the United States, may materially harm our sales, profitability, and financial condition.

Our results of operations may suffer if we do not accurately forecast demand for our products or successfully manage our inventory to match customer demand.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers before firm orders are placed by our customers. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of product to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include: (a) an increase or decrease in demand for our products; (b) our failure to accurately forecast customer acceptance for our new products; (c) product introductions by competitors; (d) unanticipated changes in general market conditions or other factors, which may result in cancellations of orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers; (e) the impact of unseasonable weather conditions; (f) weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products; and (g) terrorism or acts of war, or the threat thereof, or political or labor instability or unrest, riots, public health crises such as the current COVID-19 pandemic (or other future pandemics or epidemics), which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and harm our margins. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our requirements, and this could result in delays in the shipment of our products, lost sales, and damage to our reputation and retailer and distributor relationships. For example, late in the first quarter of 2020, we reduced inventory purchase orders as a precautionary measure against the unknown impact of the COVID-19 pandemic on the economy and our business and to improve financial flexibility. These actions, coupled with the overall strong demand during 2020, ultimately contributed to lower than expected inventory levels throughout the second half of 2020 and, in turn, resulted in inventory constraints in the second half of 2020 continuing into early 2021.

Such difficulty in forecasting demand, which we have encountered and may continue to encounter as a result of the COVID-19 pandemic, also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products could adversely impact our profitability or cause us not to achieve our expected financial results.

Our business may fluctuate as a result of seasonality and changes in weather conditions.

We have typically experienced moderately higher levels of sales of our grills in the first and second quarters of the year as our retailers purchase inventory in advance of warmer weather, when demand for outdoor cooking products is the highest across our key markets. Higher sales also coincide with social events and national holidays, which occur during the same timeframe. Although our products can be used year-round, unusually adverse weather conditions can negatively impact the timing of the sales of certain of our products, causing reduced sales and negatively impacting profitability when such conditions exist. Prolonged adverse weather conditions could significantly reduce our sales in one or more periods. These conditions may shift sales to subsequent reporting periods, cause our results of operations to fluctuate on a quarterly basis, or decrease overall sales. Further, our quarterly results of operations in future fiscal years may fluctuate or otherwise be significantly affected as a result of the COVID-19 pandemic. The effect of the pandemic may exceed the quarterly changes in our results of operations that we have typically experienced from seasonality and weather conditions.

If our plan to increase sales through our direct to customer channel is not successful, our business and results of operations could be harmed.

Part of our growth strategy involves increasing our DTC sales through our website and Traeger app. However, we have limited operating and compliance experience executing the retail component of this strategy, and our competitors may have a greater online presence and a more developed e-commerce platform than us. The level of customer traffic and volume of customer purchases through our websites or other e-commerce initiatives are substantially dependent on our ability to provide a content-rich and user-friendly website, a hassle-free customer experience, sufficient product availability, and reliable, timely delivery of our products. If we are unable to maintain and increase customers’ safe and effective use of our website or Traeger app, allocate sufficient product to our website or Traeger app, adequately protect our customers from fraudulent activity online, including third parties impersonating our products, and increase any sales through our DTC channel, our business, and results of operations could be harmed. Moreover, any failure or perceived failure by us to comply with applicable laws and regulations, including those associated with our website or the Traeger app, may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others.

As we expand our e-commerce platform across the geographies in which we sell our products, we may encounter different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage, and use of information on customers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws and regulations, and differences in these laws and regulations may cause us to operate our business differently, and less effectively, in different territories. If so, we may incur additional costs and may not fully realize the investment in our geographic expansion.

We have significant international operations and are exposed to risks associated with doing business globally.

We sell and distribute our products in many key international markets in Europe, North America, and elsewhere around the world. These activities have resulted and will continue to result in investments in inventory, accounts receivable, employees, corporate infrastructure and facilities. In addition, we source most of our products through manufacturing relationships involving suppliers and vendors located outside of the United States. The operation of foreign distribution in our international markets, as well as the management of relationships with manufacturers and foreign suppliers, will continue to require the dedication of management and other resources.

As a result of this international business, we are exposed to increased risks inherent in conducting business outside of the United States. These risks include the following:

•	adverse changes in foreign currency exchange rates can have a significant effect upon our results of operations, financial condition and cash flows;

•	increased difficulty in protecting our intellectual property rights and trade secrets, including litigation costs and the outcome of such litigation;

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increased exposure to events that could impair our ability to operate internationally with third parties such as problems with such third parties’ operations, finances, insolvency, labor relations, manufacturing capabilities, costs, insurance, natural disasters or other catastrophic events;

•	unexpected legal or government action or changes in legal or regulatory requirements;

•	social, economic or political instability;

•	potential negative consequences from changes to taxation or tariff policies;

•	the effects of any anti-American sentiments on our brands or sales of our products;

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increased difficulty in ensuring compliance by employees, agents and contractors with our policies as well as with the laws of multiple jurisdictions, including but not limited to the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, international environmental, health, and safety laws, and increasingly complex regulations relating to the conduct of international commerce, including import/export laws and regulations, economic sanctions laws and regulations and trade controls;

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increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel for our foreign operations; and

•	increased exposure to interruptions in land, air carrier, or vessel shipping services.

We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in any foreign markets we choose to enter. In addition, we may incur significant expenses as a result of our continued international expansion, and we may not be successful. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products and services by consumers in new markets. We may also face challenges to acceptance of our products and content in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and results of operations.

We are subject to governmental export and import controls, customs, and economic sanction laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of certain technologies, as well as customs and other import regulatory requirements. Our products may be subject to U.S. export controls. Compliance with applicable regulatory requirements regarding the import and export of our products may create delays in the introduction of our products in international markets, and, in some cases, prevent the export of our products to some countries altogether.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products could be provided to those targets or provided by our customers. Any such provision could have negative consequences, including government investigations, penalties, and reputational harm. Our failure to obtain required import or export approval for our products, or to comply with applicable laws and regulations with regard to our import and export activity, could harm our international and domestic sales and adversely affect our revenue.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls, customs laws, and economic sanctions laws that result in penalties, costs, and restrictions on export privileges that could have an adverse effect on our business, financial condition, and results of operations.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or government controlled entities. We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws generally prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments of anything of value to government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any improper advantage. Certain laws, including the U.K. Bribery Act, also prohibit soliciting or receiving bribes or improper payments. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations, and financial condition.

We have implemented an anti-corruption compliance program and policies, procedures and training designed to foster compliance with these laws. However, our employees, contractors, and agents, and companies to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, results of operations, and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Our business could be adversely affected from an accident, safety incident, or workforce disruption. Our internal manufacturing processes and related activities, as well as our in-house warehousing and last-mile logistics activities, could expose us to significant personal injury claims that could subject us to substantial liability.

The COVID-19 pandemic increases our exposure to these risks; for example, various local government orders have been implemented in areas where we operate that require us to secure personal protective equipment, such as face masks and gloves, for our delivery teams, and to implement new methods of monitoring employee health, such as temperature checks. As these government orders have come down, a global shortage of personal protective equipment has resulted, and we have experienced delays and increased costs in obtaining these materials for our teams. Our inability to timely adapt to changing norms and requirements around maintaining a safe workplace during the COVID-19 pandemic could cause employee illness, accidents, or team discontent if it is perceived that we are failing to protect the health and safety of our employees. While we maintain liability insurance, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident resulting from our manufacturing, warehousing, or last-mile activities.

We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our business, financial condition and results of operations.

For sales through our DTC channel, as well as for sales to certain retailers through our retail channel, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers, electronic payment systems, and gift cards, as applicable. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us, or if the cost of using these providers increases, our business could be harmed. We and our payment processing providers are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules, agreements or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, financial condition, and results of operations.

In the future, we may accept bitcoin or other forms of cryptocurrency as a form of payment for our products, subject to applicable laws, which we may or may not liquidate upon receipt. The prices of such assets have been in the past and may continue to be highly volatile, including as a result of various associated risks and uncertainties. If we hold such assets and their values decrease relative to our purchase prices, our financial condition may be harmed.

Our revenue could decline due to changes in credit markets and decisions made by credit providers.

Certain of our customers finance their purchase of our grills through third-party credit providers with whom we have existing relationships. If we are unable to maintain our relationships with our financing partners, there is no guarantee that we will be able to find replacement partners who will provide our customers with financing on similar terms, and our ability to sell our grills may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of customers with the financial means to purchase our grills. Higher interest rates could increase our costs or the monthly payments for grills financed through other sources of consumer financing. In the future, we cannot be assured that third-party financing providers will continue to provide consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit, or the loss of our relationship with our current financing partners, could have an adverse effect on our business, financial conditions, and results of operations.

Customer demand for sustainably produced products could reduce buyers for our products and competition among buyers for our products, which may have a material adverse effect on our business, cash flows, and results of operations.

Some of our customers have expressed a preference that certain of our products be made from raw materials sourced from forests certified to different standards, including standards of the Forest Stewardship Council, or FSC. Additionally, some environmental organizations have targeted the wood pellet industry as harmful to the environment and encouraged consumers to opt for more environmentally friendly options. If customer demand for sustainably produced products (including FSC) increases, there may be reduced demand and we may only be able to charge lower prices for our products relative to our competitors who can supply products sourced from forests certified to such standards. Furthermore, if we and our competitors seek to comply with sustainability initiatives, including FSC, we could incur materially increased costs for our operations or be required to modify our existing operations, which would have a material adverse effect on our revenue, margins and cash flows. In addition, we may be unable to obtain the raw materials (particularly wood fiber from third parties for use at our wood pellet facilities) required to sustain our growth and satisfy our existing and future customer contracts. FSC, in particular, employs standards that are geographically variable and could cause a material reduction in our ability to source wood pellets, which would have a material adverse effect on our ability to execute our business plan and our results of operations.

Significant increases in the cost of raw materials for our wood pellet facilities or our suppliers suffering from operating or financial difficulties could adversely impact revenue and our ability to satisfy customer demand.

We purchase wood fiber from third parties for use at our wood pellet facilities. Our reliance on third parties to secure wood fiber exposes us to potential price volatility and unavailability of such raw materials, and the associated costs may exceed our ability to pass through such price increases to customers, which could adversely affect our gross margins. For example, the price of lumber has significantly increased in recent years. Further, delays or disruptions in obtaining wood fiber may result from a number of factors affecting our suppliers, including extreme weather or forest fires, production or delivery disruptions, inadequate logging capacity, labor disputes, impaired financial condition of a particular supplier, the inability of suppliers to comply with regulatory or sustainability requirements (including increased sustainability standards, such as the FSC) or decreased availability of raw materials. In addition, other companies, whether or not in our industry, could procure wood fiber within our procurement areas and adversely change regional market dynamics, resulting in insufficient quantities of raw material or higher prices. Any of these events or the impact on the availability of wood fiber could increase our operating costs or prevent us from selling our wood pellets in quantities that satisfy customer demand, and thereby could have a material adverse effect on our brand, reputation, business, financial condition, and results of operations.

Our revenues, net income, and cash flow from operations are dependent to a significant extent on the pricing of our products and our continued ability to secure raw materials at adequate levels and acceptable prices. Therefore, if we are restricted from securing a sufficient amount of raw materials from third parties for a prolonged period of time, or if material damage to a significant portion of such third-party landowners’ standing timber were to occur, we could suffer materially adverse effects to our results of operations. Any interruption or delay in the supply of wood fiber, or our inability to obtain wood fiber at acceptable prices in a timely manner, could impair our ability to meet the demands of our customers, which could have a material adverse effect on our brand, reputation, business, financial condition, and results of operations.

Failure to implement effective quality control systems at our wood pellet facilities could have a material adverse effect on our business and operations.

The performance and quality of our wood pellet products are important to the success of our business and can significantly impact the cooking experience of our grills and the taste of food cooked with our grills. To ensure consistent product quality, we must develop and implement improved quality control systems and quality training programs, and must otherwise promote and enforce employee adherence to our quality control policies and guidelines. We must also update such policies and guidelines and may be required to hire additional personnel and quality control specialists. We have a limited history in operating wood pellet manufacturing facilities at both our existing and planned scale and may experience challenges in implementing improvements to our processes and operations that are necessary to support future business needs, which further increases our risk with respect to quality controls. Any significant failure involving the development, implementation or maintenance of quality control systems and related programs could have a negative impact on our product quality and consistency, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

An increase in the price or a significant interruption in the supply of electricity could have a material adverse effect on our results of operations.

Our wood pellet facilities use a substantial amount of electricity. The price and supply of electricity are unpredictable and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside our control, such as changes in supply and demand due to weather conditions, regional production patterns and environmental concerns. In addition, potential climate change regulations or carbon or emissions taxes could result in higher production costs for electricity, which may be passed on to us in whole or in part and we may not have the ability to pass such costs through to the customer, which could adversely affect our gross margins. A significant increase in the price of electricity or an extended interruption in the supply of electricity to our production plants could have a material adverse effect on our results of operations and cash flows.

Increases in labor costs, potential labor disputes, and work stoppages or an inability to hire skilled manufacturing, sales, and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face. It is also possible that a union seeking to organize one subset of our employee population, such as the employees in our manufacturing facility, could also mount a corporate campaign, resulting in negative publicity or other actions that require attention by our management team and our employees. Negative publicity, work stoppages, or strikes by unions could have an adverse effect on our business, prospects, financial condition, and results of operations.

The competition for skilled manufacturing, sales and other personnel can be intense in the regions in which our wood pellet facilities are located. A significant increase in the salaries and wages paid in these regions or by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay or both. If we are unable to hire skilled manufacturing, sales, and other personnel, our ability to execute our business plan, and our results of operations, would suffer.

Our wood pellet production operations are subject to operational hazards and downtimes or interruptions, which may have a material adverse effect on our business and results of operations.

Our wood pellets are combustible products. Fires and explosions have occurred at similar entities. As a result, our business could be adversely affected by these and other operational hazards and could suffer catastrophic loss due to unanticipated events such as explosions, fires, natural disasters or severe weather conditions. Severe weather, such as floods, earthquakes, hurricanes, forest fires or other catastrophes, or climatic phenomena, such as drought, may impact our operations by causing weather-related damage to our wood pellet facilities and equipment. Such severe weather may also adversely affect the ability of our suppliers to provide us with the raw materials we require or the ability of vessels to load, transport, and unload our wood pellet products. In addition, our wood pellet facilities are subject to the risk of unexpected equipment failures. At our wood pellet facilities plants, our manufacturing processes are dependent upon critical pieces of equipment, and such equipment may, on occasion, be out of service as a result of such failures. As a result, we may experience material facility shutdowns or periods of reduced production, which could have a material adverse effect on our business and results of operations. Any interference with or curtailment of our wood pellet facilities and related production operations could result in a loss of productivity, an increase in our operating costs and decrease in revenue, which may have a material adverse effect on our business and results of operations.

In addition, we may not be fully insured against all risks incident to our wood pellet production operations, including the risk of our operations being interrupted due to severe weather and natural disasters. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies could escalate. In some instances, insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our financial condition and results of operations.

Our wood pellet production operations are subject to stringent environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our wood pellet production operations are subject to stringent federal, regional, state, and local environmental, health and safety laws and regulations. These laws and regulations govern environmental protection, occupational health and safety, the release or discharge of materials into the environment, air emissions, wastewater discharges, the investigation and remediation of contaminated sites and allocation of liability for cleanup of such sites. These laws and regulations may restrict or impact our business in many ways, including by requiring us to acquire permits or other approvals to conduct regulated activities; limiting our air emissions or wastewater discharges or requiring us to install costly equipment to control, reduce or treat such emissions or discharges; imposing requirements on the handling or disposal of wastes; impacting our ability to modify or expand our operations (for example, by limiting or prohibiting construction and operating activities in environmentally sensitive areas); and imposing health and safety requirements for worker protection. We may be required to make significant capital and operating expenditures to comply with these laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, imposition of investigatory or remedial obligations, suspension or revocation of permits and the issuance of orders limiting or prohibiting some or all of our operations. Adoption of new or modified environmental laws and regulations may impair the operation of our wood pellet production operations, delay or prevent expansion of existing facilities or construction of new facilities and otherwise result in increased costs and liabilities, which may be material.

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, impose strict as well as joint and several liability upon statutorily defined parties without regard to comparative fault. Under these laws, we may be required to remediate contaminated properties currently or formerly operated by us, or facilities of third parties that received waste generated by our wood pellet production operations. Such remediation obligations may be imposed regardless of whether such contamination resulted in whole or in part from the conduct of others and whether such contamination resulted from actions (by us or third parties) that complied with all applicable laws in effect at the time of those actions. Our facilities are located on sites that have been used for manufacturing activities for an extended period of time, which increases the possibility of contamination being present. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health, and safety impacts of our operations, including accidental spills or releases in the course of our operations or those of a third party. Although we are not presently aware of any material contamination on our properties or any material remediation liabilities, we cannot assure you that we will not be exposed to significant remediation obligations or liabilities in the future.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs or, in some instances, adversely impact demand for our products.

Many nations have agreed to limit emissions of greenhouse gas pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol,” and other initiatives. In December 2015, the United States and 194 other countries adopted the Paris Agreement, committing to work towards addressing climate change and agreeing to a monitoring and review process for greenhouse gas emissions. Although the United States withdrew from the Paris Agreement in November 2020, the United States officially rejoined the Paris Agreement in February 2021 following the change in Presidential administrations, and may in the future choose to join other international agreements targeting greenhouse gas emissions. In addition, in January 2021,

President Biden issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies, and any similar agency actions promulgated during the prior administration that may be inconsistent with the current administration’s policies and to confront the climate crisis. President Biden also issued an executive order solely targeting climate change. The adoption of legislation or regulatory programs at the federal level, or other government action to reduce emissions of greenhouse gases, could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory or reporting requirements.

Moreover, many U.S. states, either individually or through multi-state regional initiatives, have begun to address greenhouse gas emissions, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap-and-trade programs. Certain states where our wood pellet facilities are located, including New York, have implemented climate change regulations and committed to reducing greenhouse gases. For example, New York recently implemented the Climate Leadership and Community Protection Act, which aims to reduce greenhouse gas emissions 40% below 1990 levels by 2030 and 85% below 1990 levels by 2050. Such regulations may increase the cost of operating such facilities or otherwise restrict the operations of such facilities, which could have an adverse impact on our business and operations.

Further, our markets may be affected by legislative initiatives and policies that promote or do not promote devices that have or share similar traits to our wood pellet grills, such as wood burning stoves and similar appliances. Certain jurisdictions have adopted or proposed local ordinances or policies restricting the use of a wide range of devices, which may encompass or cover the cooking mechanism utilized by our wood pellet grills. It remains uncertain whether or to what extent such restrictions could impact demand for our products or the ability of customers to use our grills in states or other jurisdictions that have adopted or may in the future adopt or implement such restrictions. The U.S. Environmental Protection Agency has issued regulations that set particulate matter limits for certain wood-burning appliances that people use to heat their home. While these limits are not applicable to cook stoves such as wood-fired grills, the regulations impose labeling requirements that may be applicable and such regulations may be broadened in the future. These restrictions and the applicable requirements for permits or exemptions may vary significantly by location, and we may be unable to track or monitor all such restrictions in the markets in which we sell our products. Future changes to laws or policies relating to these or similar matters could reduce demand for our products and have a material adverse effect on our business, financial condition and results of operations.

As a producer and distributor of a variety of consumer products, we must comply with various federal, state, provincial, local and foreign laws relating to the materials, production, packaging, quality, labeling and distribution of our products, including various environmental and health and safety laws and regulations. For example, the electronic components of our products may be subject to restrictions regarding the raw materials used and end of life requirements such as the collection, recycling and recovery of wastes. Our food products must meet U.S. Food and Drug Administration, or FDA, or parallel foreign requirements of safety for human consumption, labeling, processing and distribution under sanitary conditions and production in accordance with FDA “good manufacturing practices.” Should our products fail to comply with such laws and regulations or the interpretation or enforcement of such laws and regulations becomes more stringent, our costs could increase and changes to our products or operations could be required, which may have an adverse effect on our business, financial condition, results of operations or prospects.

Federal, state, and local legislative and regulatory initiatives relating to forestry products and the potential for related litigation could result in increased costs, additional operating restrictions or delays for our suppliers, which could negatively impact our business, financial condition, and results of operations.

Commercial forestry is regulated by complex regulatory frameworks at each of the federal, state, and local levels. Among other federal laws, the Clean Water Act and Endangered Species Act have been applied to commercial forestry operations through agency regulations and court decisions, as well as through the delegation to states to implement and monitor compliance with such laws. State forestry laws, as well as land use regulations and zoning ordinances at the local level, are also used to manage forests in the United States, as well as other regions from which we may need to source raw materials in the future. Any new or modified laws or regulations at any of these levels could have the effect of reducing forestry operations in areas where we procure our raw materials, and consequently may prevent us from purchasing raw materials in an economic manner, or at all. In addition, future regulation of, or litigation concerning, the use of timberlands, the protection of threatened or endangered species or their habitats, the promotion of forest biodiversity, and the response to and prevention of wildfires, as well as litigation, campaigns or other measures advanced by environmental activist groups, could also reduce the availability of the raw materials required for our operations and the production of our wood pellets.

Regulatory authorities in the United States, European Union and elsewhere are increasingly regulating hazardous materials and other substances, and those regulations could affect sales of our products.

Legislation and regulations concerning hazardous materials and other substances can restrict the sale of products and/or increase the cost of producing them. Some of our products are subject to restrictions under laws or regulations such as California’s Proposition 65 and the EU’s chemical substances directive. The EU “REACH” registration system requires us to perform studies of some of the materials used in our products and to register the information in a central database, increasing the cost of these products. As a result of such regulations, our ability to sell certain products may be curtailed and customers may avoid purchasing some products in favor of less regulated, less hazardous or less costly alternatives. It may be impractical for us to continue manufacturing heavily regulated products, and we may incur costs to shut down or transition such operations to alternative products. These circumstances could adversely affect our business, including our revenue and results of operations.

Risks Related to Our Reliance on Third Parties

We rely on a limited number of third-party manufacturers, and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations.

Our grills are produced by a limited number of third-party manufacturers. We face the risk that these third-party manufacturers may not produce and deliver our products on a timely basis or at all. Our reliance on a limited number of manufacturers for our products increases our risks, since we do not currently have alternative or replacement manufacturers for certain of our products beyond our existing manufacturers. In the event of interruption from our manufacturers or suppliers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays, and we do not maintain sufficient inventory levels to mitigate the impact of such costs and delays. Further, certain of these manufacturers have developed specific processes and manufacturing procedures for certain of our products, and such processes and procedures may not be easily transferred to other manufacturers, if at all. Furthermore, we expect that as we continue to introduce new products and product enhancements, our manufacturing costs will grow increasingly more complex and the cost will continue to increase. We have experienced, and will likely continue to experience, certain operational difficulties with our manufacturers. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines, failure to achieve our product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, riots, natural disaster, public health issues such as the current COVID-19 pandemic (or other future pandemics or epidemics), or other events. In particular, the current COVID-19 outbreak has caused, and may continue to cause, interruptions in the development, manufacturing (including the sourcing of key components), and shipment of our products, which could adversely impact our revenue and results of operations. Such interruptions may be due to, among other things, temporary closures of manufacturing facilities, and other vendors and distributors in our supply chain, restrictions on travel or the import/export of goods and services from certain ports that we use, and local quarantines. The failure of any manufacturer or distributor to perform to our expectations could result in supply shortages or delays for certain products and harm our business.

If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards. Accordingly, a loss of any of our significant manufacturers, suppliers or distributors could have an adverse effect on our business, financial condition, and results of operations.

The capacity of our manufacturers to produce our products is also dependent upon the availability of raw materials. Our manufacturers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries, or reductions in our prices and margins, any of which could harm our financial performance, reputation, and results of operations.

If we fail to timely and effectively obtain shipments of products from our manufacturers and deliver products to our customers, including our retailers, our business, and results of operations could be harmed.

Our business depends on our ability to source and distribute products in a timely manner. However, we cannot control all of the factors that might affect the timely and effective procurement of our products from our third-party manufacturers and the delivery of our products to our customers, including to retailers through our retail channel.

Our third-party contract manufacturers ship most of our products to our third-party logistics providers, who have warehouses in California, Georgia, Texas and Washington, as well as operations in the Netherlands and Canada. The limited geographical scope of our distribution and fulfillment centers makes us vulnerable to natural disasters, weather-related disruptions, accidents, system failures, public health issues such as the current COVID-19 pandemic (or other future pandemics or epidemics), or other unforeseen events that could delay or impair our ability to fulfill orders to retail channel customers and/or ship products to DTC customers, which could harm our sales. We import our products, and we are also vulnerable to risks associated with products manufactured abroad, including, among other things: (a) risks of damage, destruction, or confiscation of products while in transit to our distribution centers; and (b) transportation and other delays in shipments, including as a result of heightened security screening, port congestion, and inspection processes or other port-of-entry limitations or restrictions in the United States. Failure to procure our products from our third-party manufacturers and deliver such products to our customers in a timely, effective, and economically viable manner could reduce our sales and gross margins, damage our brand, and harm our business.

We also rely on the timely and free flow of goods through open and operational ports from our suppliers and manufacturers. Labor disputes or disruptions at ports, our common carriers, or our suppliers or manufacturers could create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during periods of significant importing or manufacturing, potentially resulting in delayed or canceled orders by customers, unanticipated inventory accumulation or shortages, and harm to our business, results of operations, and financial condition. In addition, we rely upon independent freight carriers for product shipments from our distribution centers to our customers. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive products from suppliers or deliver products to customers in a timely and cost-effective manner.

Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather, public health crises such as the current COVID-19 pandemic (or other future pandemics or epidemics), and increased transportation costs, associated with our third-party manufacturers’ and carriers’ ability to provide products and services to meet our requirements. In addition, if the cost of fuel rises, the cost to deliver products may rise, which could harm our profitability.

Fluctuations in the cost and availability as well as delays of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase our costs.

The price and availability of raw materials and key components used to manufacture our products, including electronic components, such as integrated circuits, processors and system on chips, components built into our unique specifications or that are single sourced, as well as manufacturing equipment, tooling, and wood fibers, may fluctuate significantly. In addition, the cost of labor at our third-party manufacturers could increase significantly. For example, manufacturers in China have experienced increased costs in recent years due to shortages of labor and fluctuations of the Chinese yuan in relation to the U.S. dollar. Additionally, the cost of logistics and transportation fluctuates in large part due to the price of oil, global demand and other geopolitical factors. Any fluctuations in the cost and availability of any of our raw materials or other sourcing or transportation costs related to our raw materials or products could harm our gross margins and our ability to meet customer demand. For example, disruptions to or increases in the cost of local, regional domestic or international transportation services for our products and other forms of infrastructure, such as electricity, due to shortages of vessels, barges, railcars or trucks, weather-related problems, flooding, droughts, accidents, mechanical difficulties, bankruptcy, strikes, lockouts, bottlenecks (such as the recent blockage of the Suez Canal in March 2021) or other events could increase our costs, temporarily impair our ability to deliver products to our customers on time or at all and might, in certain circumstances, constitute a force majeure event under our customer contracts, permitting our customers to suspend taking delivery of and paying for our products or resulting in a charge to us for our customers’ lost profits as a result of our failure to timely deliver our products. Relatedly, some of our contracts with our large retail customers subject us to financial penalties if we fail to ship an order that is on time or in full. If we are unable to successfully mitigate a significant portion of these product cost increases, fluctuations or delays, our results of operations could be harmed.

In addition, persistent disruptions in our access to infrastructure may force us to halt production as we reach storage capacity at our facilities. Accordingly, if the primary transportation services we use to transport our products are disrupted, and we are unable to find alternative transportation providers, it could have a material adverse effect on our results of operations, business, and financial position.

Many of our products are manufactured by third parties outside of the United States, and our business may be harmed by legal, regulatory, economic, political, and public health risks associated with international trade and those markets.

Many of our primary products are manufactured by entities located in China. In addition, we have a third-party manufacturer in Vietnam. Our reliance on suppliers and manufacturers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including: (a) the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions and laws relating to the importation and taxation of goods; (b) changes in the U.S. or international regulations requiring the enactment of more restrictive environmental regulations in markets where we manufacture our products, including China and/or Vietnam; (c) weaker protection for intellectual property and other legal rights than in the United States, and practical difficulties in enforcing intellectual property and other rights outside of the United States; (d) compliance with U.S. and foreign laws relating to foreign operations and business activities, including the FCPA and the UK Bribery Act (which generally prohibit U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business), regulations of the U.S. Office of Foreign Assets Control, or OFAC (which generally restrict U.S. companies from operating in certain countries, or maintaining business relationships with certain restricted parties), U.S. anti-money laundering regulations, and similar laws that prohibit engaging in other corrupt and illegal practices; (e) economic and political instability and acts of terrorism in the countries where our suppliers are located; (f) public health crises, such as pandemics and epidemics, in the countries where our suppliers and manufacturers are located; (g) transportation interruptions or increases in transportation costs; and (h) the imposition of tariffs or non-tariff barriers on components and products that we import into the United States or other markets. For example, the ongoing COVID-19 pandemic has resulted in increased travel restrictions, supply chain disruptions, and extended shutdown of certain businesses around the globe. This public health crises or any further political developments or health concerns in markets in which our products are manufactured could result in social, economic, and labor instability, adversely affecting the supply of our products and, in turn, our business, financial condition, and results of operations. Further, we cannot assure you that our directors, officers, employees, representatives, manufacturers, or suppliers have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our manufacturers, suppliers, or other business partners have not engaged and will not engage in conduct that could materially harm their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the UK Bribery Act, OFAC regulations, or other export control, anti-corruption, anti-money laundering, and anti-terrorism laws or regulations may result in severe criminal or civil penalties, and we may be subject to other related liabilities, which could harm our business, financial condition, cash flows, and results of operations.

Changes to United States trade policies that restrict imports or increase import tariffs may have a material adverse effect on our business.

There have been significant changes and proposed changes in recent years to U.S. trade policies, tariffs, and treaties affecting imports. For example, the United States has imposed supplemental tariffs of up to 25% on certain imports from China, as well as increased tariffs and import restrictions on products imported from various other countries. In response, China and other countries have imposed or proposed additional tariffs on certain exports from the United States. The United States is also investigating certain trade-related practices by Vietnam that could affect U.S. imports from that country, and has recently renegotiated the multilateral trading relationship between the United States, Canada, and Mexico, resulting in the replacement of the North American Free Trade Agreement (NAFTA) with a new U.S.-Mexico-Canada Agreement (USMCA).

A significant proportion of our products are manufactured in China, Vietnam, and other regions outside of the United States. Accordingly, such U.S. policy changes have made it and may continue to make it difficult or more expensive for us to obtain certain products manufactured outside the United States, which could affect our revenue and profitability. Further tariff increases could require us to increase our prices, which could decrease customer demand for our products. Retaliatory tariff and trade measures imposed by other countries could affect our ability to export products and therefore adversely affect our revenue. Any of these factors could depress economic activity and restrict our access to suppliers or customers, and could have a material adverse effect on our business, financial condition, and results of operations and affect our strategy in China, Vietnam, and elsewhere around the world.

We depend on our retailers to display and present our products to customers, and our failure to maintain and further develop our relationships with our retailers could harm our business.

Through our retail channel, we sell a significant amount of our products through knowledgeable national, regional, and independent retailers. These retailers service customers by stocking and displaying our products, explaining our product attributes and capabilities, and sharing our brand story. Our relationships with these retailers are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain relationships with retailers and brand ambassadors at retailers, or financial difficulties experienced by these retailers, could harm our business.

Because we are a premium brand, our sales depend, in part, on retailers effectively displaying our products, including providing attractive space and point of purchase displays in their stores and e-commerce platforms, and training their sales personnel to sell our products. If retailers reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower gross margins, which would harm our results of operations.

Insolvency, credit problems or other financial difficulties that could confront our retailers or distributors could expose us to financial risk.

We sell to the large majority of retail channel customers on open account terms and do not require collateral or a security interest in the inventory we sell them. Consequently, our accounts receivable for our retail channel customers are unsecured. We also rely on third-party distributors to distribute our products to our retail channel and DTC customers. Insolvency, credit problems, or other financial difficulties confronting our retailers or distributors could expose us to financial risk. These actions could expose us to risks if our distributors are unable to distribute our products to our customers and/or if our retail channel customers are unable to pay for the products they purchase from us in a timely matter or at all. Financial difficulties of our retailers could also cause them to reduce their sales staff, use of attractive displays, number or size of stores, and the amount of floor space dedicated to our products. Any reduction in sales by, or loss of, our current retailers or customer demand, or credit risks associated with our retailers or distributors, could harm our business, results of operations, and financial condition.

If our independent suppliers and manufacturers do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations could be harmed.

Our reputation and our customers’ willingness to purchase our products depend in part on our suppliers’, manufacturers’, and retailers’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and retailers and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retailers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.

Risks Related to our Capital Structure, Indebtedness and Capital Requirements

We depend on cash generated from our operations to support our growth, and we may need to raise additional capital, which may not be available on terms acceptable to us or at all.

We primarily rely on cash flow generated from our sales to fund our current operations and our growth initiatives. As we expand our business, we will need significant cash from operations to purchase inventory, increase our product development, expand our manufacturer and supplier relationships, pay personnel, pay for the increased costs associated with operating as a public company, expand internationally, and further invest in our sales and marketing efforts. If our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from our current or future credit facility, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures could be harmed. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, the ownership of our existing stockholders may be diluted. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of common stock. In addition, any indebtedness we incur may subject us to covenants that restrict our operations and will require interest and principal payments that could create additional cash demands and financial risk for us.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we have net operating loss carryforwards, or NOLs, of approximately $67.4 million for U.S. federal income tax purposes, which will be available to offset future taxable income. Due to recent tax legislation, approximately $42.7 million of these NOLs are eligible for indefinite carryforward, limited by certain taxable income. Due to cumulative losses, we have recorded a full valuation allowance against our net deferred tax assets as of December 31, 2020 and 2019, respectively. Utilization of our NOLs and certain other tax attributes depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Internal Revenue Code of 1986, as amended, or Section 382, generally imposes an annual limitation on the amount of taxable income that may be offset by NOLs and certain other tax attributes when a corporation has undergone an “ownership change” (generally, if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382, increases by more than 50 percentage points (by value) over a three-year period). We are not aware of any existing restrictions or limitations on the use of our NOLs or other tax attributes under Section 382. However, we may undergo an ownership change in the future, including as a result of the combined effect of this and future offerings, which would result in an annual limitation under Section 382. The limitations arising from any ownership change may prevent utilization of our NOLs and certain other tax attributes. To the extent we are not able to offset our future taxable income with our NOLs or other tax attributes, this could adversely affect our operating results and cash flows.

Changes in our effective tax rate or exposure to additional income tax liabilities could adversely affect our financial results.

Taxation and tax policy changes, tax rate changes, new tax laws, revised tax law interpretations, and changes in accounting standards and guidance related to tax matters may cause fluctuations in our effective tax rate. For example, the Biden administration has proposed to increase the U.S. corporate income tax rate to 28% from 21%, increase the U.S. taxation of international business operations and impose a global minimum tax. Our effective tax rate may also be impacted by changes in the geographic mix of our earnings.

Our substantial indebtedness could materially adversely affect our financial condition.

As of March 31, 2021, the total principal amount outstanding on our prior First Lien Term Loan Facility and Second Lien Term Loan Facility was $330.5 million and $115.0 million, respectively, and we had borrowing capacity of $67.0 million under the Revolving Credit Facility. On a pro forma basis, after giving effect to the Refinancing and this offering (including the use of proceeds to us therefrom), our total principal amount of indebtedness outstanding would have been approximately $379.2 million under our New First Lien Term Loan Facility as of March 31, 2021. In addition, we would have had up to $125.0 million of available borrowing capacity under out New Revolving Credit Facility. Our substantial indebtedness could have important consequences to the holders of our common stock, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as our borrowings under our New First Lien Term Loan Facility and New Revolving Credit Facility are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

The New First Lien Term Loan Facility and New Revolving Credit Facility will mature on June 2028 and June 2026, respectively. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We may not be able to obtain such financing on commercially reasonable terms or at all. Failure to refinance our indebtedness could have a material adverse effect on us.

The terms of our New First Lien Credit Agreement may restrict our current and future operations, including our ability to respond to changes or to take certain actions.

Our New First Lien Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in certain acts including, but not limited to, our ability to incur additional indebtedness or liens (with certain exceptions), make certain investments, engage in fundamental changes or transactions including changes of control, transfer or dispose of certain assets, make restricted payments (including dividends), engage in new lines of business, make certain prepayments and engage in certain affiliate transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” As a result of these restrictions, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities.

A breach of the covenants or restrictions under our New First Lien Credit Agreement could result in a default or an event of default. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default would permit the lenders to terminate all commitments to extend further credit under such facility. Furthermore, if we were unable to repay the amounts due and payable, those lenders under each facility could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders were to accelerate the repayment of our indebtedness, we and our subsidiaries may not have sufficient assets to repay that indebtedness. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation.

Our debt may be downgraded, which could have a material adverse effect on our business, financial condition, and results of operations.

A reduction in the ratings that rating agencies assign to our short- and long-term debt may negatively impact our access to the debt capital markets and increase our cost of borrowing, which could have a material adverse effect on our business, financial condition, and results of operations.

The AEA Fund, OTPP and TCP will continue to hold a substantial portion of our outstanding common stock following this offering, and their interests may conflict with our interests and the interests of other stockholders.

Following the completion of this offering, and without giving effect to any purchases that may be made through our directed share program or otherwise in this offering, the AEA Fund, OTPP and TCP will own approximately 67.6% of the voting power of our common stock (or 65.0% if the underwriters exercise their option to purchase additional shares from us in full). In addition, we will agree to nominate to our board of directors individuals designated by each of the AEA Fund, OTPP and TCP in accordance with the Stockholders Agreement between us and the Investors. The AEA Fund, OTPP and TCP will each retain the right to designate directors for so long as they each beneficially own at least 5% of the aggregate number of shares of common stock outstanding immediately following this offering. In addition, for so long as the AEA Fund, OTPP and TCP collectively beneficially own at least 30% of the aggregate number of shares of common stock outstanding immediately following this offering, certain actions by us or any of our subsidiaries will require the prior written consent of each of the AEA Fund, OTPP and TCP so long as such stockholder is entitled to designate at least two directors for nomination to our board of directors. The actions that will require prior written consent include: (i) change in control transactions, (ii) acquiring or disposing of assets or any business enterprise or division thereof for consideration excess of $250.0 million in any single transaction or series of transactions, (iii) increasing or decreasing the size of our board of directors, (iv) terminating the employment of our chief executive officer or hiring a new chief executive officer, (v) initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries, and (vi) any transfer, issue, issuance, sale or disposition of any shares of common stock, other equity securities, equity-linked securities or securities that are convertible into equity securities of us or our subsidiaries to any person or entity that is a non-strategic financial investor in a private placement transaction or series of transactions. See “Certain Relationships and Related Party Transactions—New Stockholders Agreements.”

Even when the parties to our Stockholders Agreement cease to own shares of our stock representing a majority of the total voting power, for so long as such parties continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, the parties to our Stockholders Agreement will have significant influence with respect to our management, business plans and policies. For instance, for so long as the AEA Fund, OTPP and TCP continue to own a significant percentage of our common stock, they may be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive us of what we perceive as an attractive business combination opportunity, or investors of an opportunity to receive a premium for their shares of common stock as part of a sale of the Company and ultimately may affect the market price of our common stock.

Further, our certificate of incorporation, which will be in effect following this offering, will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our New Stockholders Agreements or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries. See “—Our certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our New Stockholders Agreements and any director or stockholder who is not employed by us or our subsidiaries.”

Risks Related to Intellectual Property, Information Technology, and Data Privacy

Recent changes to patent laws in the United States and in foreign jurisdictions may limit our ability to obtain, defend, and/or enforce our patents.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the U.S. federal courts, and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our target markets and our business may be adversely affected. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. If we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, domain names, copyrights, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Our success depends in part on our ability to operate without infringing on or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.

We cannot be certain that United States or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our products. Third parties may sue us for allegedly infringing or misappropriating their patent or other intellectual property rights. Intellectual property litigation is costly. If we do not prevail in litigation, depending on the litigant, in addition to any damages we might have to pay, we could be required to cease the infringing activity or obtain a license requiring us to make royalty payments. It is possible that a required license may not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around another company’s patent, we may be unable to make use of some of the affected products, or their features, which could reduce our revenues.

The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to resolve. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit and/or subsequent appeals, legal fees or settlement costs could have a material adverse effect on our results of operations and financial position.

We rely significantly on information technology, and any failure, inadequacy or interruption of that technology could harm our ability to effectively operate our business.

Our business relies on information technology. Our ability to effectively manage and maintain our inventory and internal reports, and to ship products to customers and invoice them on a timely basis, depends significantly on our enterprise resource planning, warehouse management, and other information systems, including those operated by certain of our third-party partners. We also heavily rely on information systems to process financial and accounting information for financial reporting purposes. Any of these information systems could fail or experience a service interruption for a number of reasons, including computer viruses, programming errors, hacking or other unlawful activities, disasters or our failure to properly maintain system redundancy or protect, repair, maintain or upgrade our systems. The failure of our or our third-party partners’ information systems to operate effectively or to integrate with other systems, or a breach in security of these systems, could cause delays in product fulfillment and reduced efficiency of our operations, which could negatively impact our financial results. If we experienced any significant disruption to our financial information systems that we are unable to mitigate, our ability to timely report our financial results could be impacted, which could negatively impact our stock price. We also communicate electronically throughout the world with our employees and with third parties, such as customers, suppliers, vendors and consumers. A service interruption or shutdown could have a materially adverse impact on our operating activities and could result in reputational, competitive, and business harm. Remediation and repair of any failure, problem or breach of our key information systems could require significant capital investments.

Cyber attacks or data breaches could adversely affect our business, disrupt our operations, and negatively impact our business.

Threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to prevent cyber-attacks and data breaches, our products and services, as well as our servers, computer and information systems, and those of third parties that we use in our operations are vulnerable to cybersecurity risks, including cyber-attacks such as viruses and worms, ransomware attacks, phishing attacks, denial-of-service attacks, physical or electronic break-ins, third-party or employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, which could lead to interruptions, delays, loss of critical data, unauthorized access to customer and employee personal data, and loss of customer confidence. In addition, we may be the target of email scams that attempt to acquire personal information or company assets.

Despite our efforts to implement security barriers to such threats, the techniques used by cyber threat actors change frequently and may be difficult to anticipate and detect. As a result, we may not be able to entirely mitigate these threats. Additionally, due to the current COVID-19 pandemic, there is an increased risk that we may experience cybersecurity-related incidents as a result of our employees, service providers, and third parties working remotely on less secure systems during government mandated shelter-in-place orders. Any cyber-attack that attempts to obtain our or our customers’ data and assets, disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could adversely affect our business, financial condition, and results of operations, be expensive to remedy, and damage our reputation. In addition, any such breaches may result in negative publicity, litigation and regulatory action or fines and adversely affect our brand, impacting demand for our products and services, and could have an adverse effect on our business, financial condition, and results of operations. The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures.

Certain aspects of the business, particularly our website, heavily depend on consumers entrusting personal financial information to be transmitted securely over public networks. We have experienced increasing e-commerce sales over the past several years, which increases our exposure to cybersecurity risks. We invest considerable resources in protecting the personal information of our customers but are still subject to the risks of security breaches and cyber incidents resulting in unauthorized access to stored personal information. Any breach of our cybersecurity measures could result in violation of privacy, security, and data protection laws and regulations, potential litigation, and a loss of confidence in our security measures, all of which could have a negative impact on our financial results and our reputation. In addition, a privacy breach could cause us to incur significant costs to restore the integrity of our system and could result in significant costs in government or regulator penalties and private litigation.

While our insurance policies include liability coverage for certain of these matters, our insurance is subject to certain exclusions and exceptions, as well as retention amounts that could be substantial. If we experience a significant security incident, we could be subject to liability or other damages that exceed our insurance coverage and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of sublimits, large deductible or co-insurance requirements, could have a material adverse effect on our results of operations, financial condition and cash flows.

Any material disruption or breach of our information technology systems or those of third-party partners could materially damage our customer and business partner relationships and subject us to significant reputational, financial, legal, and operational consequences.

We depend on our information technology systems, as well as those of third parties, to design and develop new products, operate our website, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain as well as to conduct and manage other activities. Any material disruption or slowdown of our systems or those of third parties that we depend upon, including a disruption or slowdown caused by our or their failure to successfully manage significant increases in user volume or successfully upgrade our or their systems, system failures, viruses, ransomware, security breaches, or other causes, could cause information, including data related to orders, to be lost or delayed, which could result in delays in the delivery of products to retailers and customers or lost sales, which could reduce demand for our products, harm our brand and reputation, and cause our sales to decline. If changes in technology cause our information systems, or those of third parties that we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, particularly as we increase sales through our website, we could damage our customer and business partner relationships and our business and results of operations could be harmed.

We interact with many of our consumers through our e-commerce platforms, and these systems face similar risks of interruption or attack. Consumers increasingly utilize these services to purchase our products and to engage with our brand. If we are unable to continue to provide consumers a user-friendly experience and evolve our platform to satisfy consumer preferences, the growth of our e-commerce business and our net revenues may be negatively impacted. If this software contains errors, bugs or other vulnerabilities which impede or halt service, this could result in damage to our reputation and brand, loss of users, or loss of revenue.

We collect, process, store, and use personal information and data, which subjects us to governmental regulation and other legal obligations related to privacy and security and our actual or perceived failure to comply with such obligations could harm our business.

We regularly collect, obtain, and transmit personal information about customers, employees, suppliers, and vendors in the course of conducting our business through our website, our app, and information technology systems.

As a result, we must comply with an increasingly complex and demanding regulatory environment, with frequent impositions of new and changing requirements enacted to protect business and personal data in the United States, Europe, and elsewhere. For example, among other cases, the California Consumer Privacy Act (CCPA) requires covered companies to provide new disclosures to California consumers and provide such consumers certain data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. A ballot initiative from privacy rights advocates intended to augment and expand the CCPA called the California Privacy Rights Act (CPRA) was passed in November 2020 and will take effect in January 2023 (with a look back to January 2022). The CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The Virginia Consumer Data Protection Act (VCDPA), which will go into effect in 2023, gives new data protection rights to Virginia residents and imposes additional obligations on controllers and processors of personal data. For example, like the CCPA, the VCDPA grants Virginia residents certain rights to access personal data that is being processed by the controller, the right to correct inaccuracies in that personal data and the right to require that their personal data be deleted by the data controller. In addition, Virginia residents will have the right to request a copy of their personal data in a format that permits them to transmit it to another data controller. Further, under the VCDPA, Virginia residents will have the right to opt out of the sale of their personal data, as well as the right to opt out of the processing of their personal data for targeted advertising. New legislation proposed or enacted in a number of U.S. states imposes, or has the potential to impose additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted

We are also subject to laws, regulations, and standards in many jurisdictions outside of the United States, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Economic Area, or EEA, the General Data Protection Regulation (GDPR) imposes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. In particular, under the GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by data subjects and other regulatory actions that may be taken by competent authorities. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the GDPR in the United Kingdom’s national law and mirrors the fines under the GDPR.

In addition, we are subject to evolving EU and UK privacy laws on cookies and e-marketing. In the EU and the UK, regulators are increasingly focusing on compliance with current national laws that implement the ePrivacy Directive, and which are likely to be replaced by an EU regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of certain cookies or similar technologies on a customer’s or user’s device and for direct electronic marketing. The UK GDPR and the GDPR also impose conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target customers and users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand our customers and users.

The above mentioned privacy laws also contain onerous requirements relating to data security. Although we rely on a variety of security measures to provide security for our processing, transmission, and storage of personal information and other confidential information, we are unable to assure that we will not experience future security breaches, given the increasingly sophisticated tools used by hackers, data thieves, and cyber criminals. Any breach of our network or vendor systems may result in the loss of confidential business and financial data or misappropriation of personal information, which could have a material adverse effect on our business, including unwanted media attention, damage to our reputation, litigation, fines, significant legal and remediation expenses, or regulatory action.

We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and press statements. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of our users and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us, could cause our users to reduce their use of our products and services.

While we believe that we comply with industry standards and applicable laws and industry codes of conduct relating to privacy, security, and data protection in all material respects, there is no assurance that we will not be subject to claims that we have violated applicable laws or codes of conduct, that we will be able to successfully defend against such claims or that we will not be subject to significant fines and penalties in the event of non-compliance. Additionally, in the United States, to the extent multiple state-level laws are introduced with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult and costly to achieve and we could be subject to fines and penalties in the event of non-compliance. Any failure or perceived failure by us to comply with applicable privacy, security, and data protection laws, rules, regulations, and standards, or with other obligations to which we may be or may become subject, may result in actions against us by governmental entities, private claims and litigations, fines, penalties, or other liabilities or result in orders or consent decrees forcing us to modify our business practices. As a result, we may incur significant costs to comply with laws regarding the protection and unauthorized disclosure of personal information, which could also negatively impact our operations, resulting in a material adverse effect on our business, financial condition and results of operations. Any such action could be expensive to defend, damage our reputation and adversely affect our business, results of operations, and financial condition.

We rely on operating system providers and app stores to support some of our products and services, including our app, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse effect on our reputation, business, financial condition and results of operations.

The success of some of our products and services depend upon the effective operation of certain mobile operating systems, networks and standards that are run by operating system providers and app stores (Providers). We do not control these Providers and as a result, we are subject to risks and uncertainties related to the actions taken, or not taken, by these Providers. We largely utilize Android-based and iOS-based technology for our Traeger app.

The Providers that control these operating systems frequently introduce new technology, and from time to time, they may introduce new operating systems or modify existing ones. Further, we are also subject to the policies, practices, guidelines, certifications and terms of service of Providers’ platforms on which we publish our Traeger app and content. These policies, guidelines and terms of service govern the promotion, distribution, content and operation generally of applications and content available through such Providers. Each Provider has broad discretion to change and interpret its terms of service, guidelines and policies, and those changes may have an adverse effect on our or our customers’ or users’ ability to use our products and services. A Provider may also change its fee structure, add fees associated with access to and use of its platform or app store, limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms. If we or our customers or users were to violate a Provider’s terms of service, guidelines, certifications or policies, or if a Provider believes that we or our customers or users have violated, its terms of service, guidelines, certifications or policies, then that Provider could limit or discontinue our or our customers’ or users’ access to its platform or app store. In some cases, these requirements may not be clear and our interpretation of the requirements may not align with the interpretation of the Provider, which could lead to inconsistent enforcement of these terms of service or policies against us or our customers or users and could also result in the Provider limiting or discontinuing access to its platform or app store. If our products and services were unable to work effectively on or with these operating systems, either because of technological or operational constraints or because the Provider impairs our ability to operate on their platform, this could have a material adverse effect on our business, financial condition and results of operations.

If any Providers, including either Google (for Android) or Apple (for iOS) stop providing us with access to their platform or infrastructure, fail to provide reliable access, cease operations, modify or introduce new systems or otherwise terminate services, the delay caused by qualifying and switching to other operating systems could be time consuming and costly and could materially and adversely affect our business, financial condition and results of operations. Any limitation on or discontinuation of our or our customers’ or users’ access to any Provider’s platform or app store could materially and adversely affect our business, financial condition, results of operations or otherwise require us to change the way we conduct our business.

Risks Related to Our Common Stock and this Offering

There has been no prior market for our common stock. An active market may not develop or be sustainable, and investors may be unable to resell their shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the representative of the underwriters and us and may vary from the market price of our common stock following the completion of this offering. An active or liquid market in our stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our common stock, you may not be able to resell your shares at or above the initial public offering price or at all. We cannot predict the prices at which our common stock will trade.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

•	changes in operating performance and stock market valuations of other retail companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of the COVID-19 pandemic and trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our common stock, including sales by our executive officers or directors;

•	lawsuits threatened or filed against us;

•	changes in laws or regulations applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging, and other derivative transactions involving our capital stock;

•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, incidents of terrorism, pandemics, or other public health emergencies or responses to these events; and

•	the other factors described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price, and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management, including the following:

•

amendments to certain provisions of our certificate of incorporation or amendments by our stockholders to our bylaws will generally require the approval of at least two-thirds of the voting power of our outstanding capital stock;

•	our staggered board;

•

at any time when the parties to our Stockholders Agreement beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may take action by consent without a meeting, and at any time when the parties to our Stockholders Agreement beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, our stockholders may not take action by written consent, but may only take action at a meeting of stockholders;

•	our certificate of incorporation will not provide for cumulative voting;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders, subject to the rights granted pursuant to the New Stockholders Agreements;

•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or a majority of our board of directors;

•	our certificate of incorporation will restrict the forum for certain litigation against us to Delaware or the federal courts, as applicable, unless we otherwise consent in writing;

•

our board of directors will have the authority to issue shares of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•

advance notice procedures apply for stockholders (other than the parties to our New Stockholders Agreements for nominations made pursuant to the terms of the New Stockholders Agreements) to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, we have opted out of Section 203 of the Delaware General Corporation Law, but our certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested stockholder” (generally defined as any person who, together with that person’s affiliates and associates, owns, 15% or more of our outstanding voting stock) for a period of three years following the date on which the stockholder became an “interested stockholder” is prohibited unless certain requirements are met, provided, however, that, under our certificate of incorporation, the parties to our Stockholders Agreement and their respective affiliates will not be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. As a result, these provisions may adversely affect the market price and market for our common stock if they are viewed as limiting the liquidity of our stock or as discouraging takeover attempts in the future.

Our certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to certain parties to our New Stockholders Agreements and any director or stockholder who is not employed by us or our subsidiaries.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Pursuant to our certificate of incorporation, which will be in effect following this offering, we will renounce, to the fullest extent permitted by law and in accordance with Section 122(17) of the Delaware General Corporation Law, all interest and expectancy that we otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any opportunity that may be presented to the AEA Fund, OTPP and TCP or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by the AEA Fund, OTPP and TCP or their affiliates and any director or stockholder who is not employed by us or our subsidiaries will, therefore, have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our subsidiaries. As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We, therefore, may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, operating results and financial condition.

The provision of our certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our certificate of incorporation will provide that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of us to the us or the our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up agreements described below expire and other restrictions on resale lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of March 31, 2021, upon the closing of this offering, we will have 117,547,916 outstanding shares of common stock. Of these shares, all of the shares of common stock offered in connection with this offering will be eligible for sale in the public market and substantially all of the remaining shares of common stock will be subject to a 180-day contractual lock-up with the underwriters. Morgan Stanley & Co. LLC, may permit our executive officers, directors, employees, and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. Upon expiration of the contractual lock-up agreements with the underwriters, and based on shares outstanding as of March 31, 2021, approximately 94,018,505 additional shares will be eligible for sale in the public market.

You will experience an immediate and substantial dilution of the net tangible book value of the common shares you purchase in this offering.

The assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than our net tangible book value per common share immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $18.28 in the pro forma as adjusted net tangible book value per share from the price you paid assuming that stock price. In addition, following this offering, purchasers who bought shares from us in the offering will have contributed 45.2% of the total consideration paid to us by our stockholders to purchase 23,529,411 shares of common stock to be sold by us in this offering, in exchange for acquiring approximately 20.0%% of our total outstanding shares as of March 31, 2021 after giving effect to this offering.

Further, we may need to raise additional funds in the future to finance our operations and/or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in us.

We will in the future grant stock options and other awards to our certain current or future officers, directors, employees, and consultants under additional plans or individual agreements. The grant, exercise, vesting, and/or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in us. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

We anticipate incurring substantial stock-based compensation expense and incurring substantial obligations related to the vesting and settlement of RSUs granted in connection with the completion of this offering, which may have an adverse effect on our financial condition and results of operations and may result in substantial dilution.

In light of the 7,799,422 RSUs subject to the Chief Executive Officer Award and the 4,642,992 RSUs subject to the IPO RSUs that have been granted in connection with this offering, we anticipate that we will incur substantial stock-based compensation expenses and may expend substantial funds to satisfy tax withholding and remittance obligations related to these RSUs. The 7,799,422 RSUs subject to the Chief Executive Officer Award received by Jeremy Andrus, our Chief Executive Officer, will vest based on (i) the achievement of performance goals, which we refer to as the PSU CEO Awards and (ii) time-based RSUs, which we refer to as the Time-Based RSU CEO Awards and together with the PSU CEO Awards, the CEO Awards. The vesting of these awards is subject to the respective continued service or employment of Mr. Andrus through the applicable vesting date. The PSU CEO Awards granted to Mr. Andrus will become earned based on the achievement of stock price goals (measured as a volume-weighted stock price over 60 days) at any time until the tenth anniversary of the closing of this offering. Mr. Andrus’ PSU CEO Award is divided into five tranches, with the first tranche having a stock price goal of 125% of the initial public offering price, and each of the next four stock prices goals equal to 125% of the immediately preceding stock price goal. To the extent earned, the PSU CEO Awards will vest if certain time-based vesting conditions are also met. The Time-Based RSU CEO Awards granted to Mr. Andrus will vest as to 20% of the underlying shares on each of the first, second, third, fourth and fifth anniversaries of the closing of this offering, subject to Mr. Andrus’ continued service as our chief executive officer or executive chairman of our board of directors.

For additional information regarding the IPO Awards, please see the section titled “Executive Compensation.” We will record substantial stock-compensation expense for the IPO RSUs, the PSU CEO Awards and the Time-Based RSU CEO Awards. The grant date fair value of the PSU CEO Awards and the Time-Based RSU CEO Awards is estimated to be $80.6 million, which we estimate will be recognized as compensation expense over a weighted average period of 4.87 years, though could be earlier if the stock price goals are achieved earlier than we estimated. We expect the stock-based compensation expense relating to these awards to adversely impact our future financial results.

Our management team will have immediate and broad discretion over the use of the net proceeds to us from this offering and may not use them effectively.

We intend to use the net proceeds to us from this offering to prepay amounts outstanding under our New First Lien Term Loan Facility and to pay cash bonuses to certain of our employees, including certain of our executive officers, in connection with this offering. However, our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering and will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition, and results of operation. Pending their use, we may invest the net proceeds to us from this offering in a manner that does not produce value. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

Transactions engaged in by our principal stockholders, our officers or directors involving our common stock may have an adverse effect on the price of our stock.

Our officers, directors, and principal stockholders (greater than 5% stockholders) collectively will control approximately 76.4% of our issued and outstanding common stock upon completion of this offering, excluding IPO Awards and without giving effect to any purchases that may be made through our directed share program or otherwise in this offering. Subsequent sales of our shares by these stockholders could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by our directors or officers could cause other institutions or individuals to engage in short sales of our common stock, which may further cause the price of our stock to decline.

From time to time our directors and executive officers may sell shares of our common stock on the open market. These sales will be publicly disclosed in filings made with the SEC. In the future, our directors and executive officers may sell a significant number of shares for a variety of reasons unrelated to the performance of our business. Our stockholders may perceive these sales as a reflection on management’s view of the business and result in some stockholders selling their shares of our common stock. These sales could cause the price of our stock to drop.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting, and if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. It may require significant resources and management oversight to maintain and, if necessary, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses

As a public company, we will also be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an emerging growth company, as defined in the JOBS Act. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control, including as a result of the material weakness described above, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

In addition, as we continue to scale and improve our operations, including our internal systems and processes, we are currently implementing, and in the future may seek to implement, a variety of critical systems, such as billing, human resource information systems and accounting systems. We cannot assure you that new systems, including any increases in scale or related improvements, will be successfully implemented or that appropriate personnel will be available to facilitate and manage these processes. Failure to implement necessary systems and procedures, transition to new systems and processes or hire the necessary personnel could result in higher costs, compromised internal reporting and processes and system errors or failures. For example, we are in the process of implementing a new product lifecycle management system, or PLM system, as a development tool to help us compile and analyze data related to the lifecycle of our products. The implementation and transition to any new critical system, including our new PLM system, or enhancements to existing systems, may be costly, require significant attention of many employees who would otherwise be focused on other aspects of our business and disruptive to our business if they do not work as planned or if we experience issues related to such implementation or transition, which could have a material adverse effect on our operations.

Upon the listing of our common stock on the New York Stock Exchange, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, the AEA Fund, OTPP and TCP will collectively control a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors will be held by an individual, group, or another company, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	a majority of our board of directors consists of “independent directors,” as defined under the rules of such exchange;

•	our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

our board of directors has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we do not intend to rely on these exemptions, except for the exemption from the requirement that our compensation committee be composed entirely of independent directors. However, as long as we remain a “controlled company,” we may elect in the future to take advantage of any of these exemptions. As a result of any such election, our board of directors would not have a majority of independent directors, our compensation committee would not consist entirely of independent directors and our directors would not be nominated or selected by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange rules.

We are an “emerging growth company” and are availing ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are taking advantage of and may continue to take advantage of, for as long as five years following the completion of our IPO, certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, under the JOBS Act, emerging growth companies can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies.

We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are not and will continue not to be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We cannot predict if investors will find our common stock less attractive because we are relying on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

General Risks

We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our results of operations.

As part of our business strategy, we have made and may in the future make investments in businesses, new technologies, services, and other assets and strategic investments that complement our business. For example, on July 1, 2021 we acquired all of the equity interested of Apption, which specializes in the manufacture and design of hardware and software related to small kitchen appliances, including the MEATER smart thermometer and related technology. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all, in the future. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers or investors. Moreover, an acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses, and adversely impacting our business, financial condition, and results of operations. Moreover, we may be exposed to unknown liabilities and the anticipated benefits of any acquisition, investment, or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company.

To pay for any such acquisitions, we would have to use cash, incur debt, or issue equity securities, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management, disrupt the ordinary functioning of our business, and could have an adverse effect on our business, financial condition, and results of operations.

From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and results of operations.

From time to time, we may be subject to claims, lawsuits, government investigations, and other proceedings involving products liability, competition, and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries, and we may face increased exposure to securities litigation as a public company. Litigation and regulatory proceedings that we are currently facing or could face, may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties, and fines, or require us to modify our products or services, make content unavailable, or require us to stop offering certain features, all of which could negatively affect our business, financial condition, and results of operations.

The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition, and results of operations

Our financial results and future growth could be harmed by currency exchange rate fluctuations.

As our international business grows, our results of operations could be adversely impacted by changes in foreign currency exchange rates, such as the British Pound and the Canadian Dollar, and we may transact in more foreign currencies in the future. Revenues and certain expenses in markets outside of the United States are recognized in local foreign currencies, and we are exposed to potential gains or losses from the translation of those amounts into U.S. dollars for consolidation into our financial statements. Similarly, we are exposed to gains and losses resulting from currency exchange rate fluctuations on transactions generated by our foreign subsidiaries in currencies other than their local currencies. In addition, the business of our independent manufacturers in China and Vietnam may also be disrupted by currency exchange rate fluctuations by making their purchases of raw materials more expensive and more difficult to finance. Changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations. As we increase the extent of our international operations, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations, such as our margins and cash flows. From time to time, we use hedging strategies to reduce our exposure to currency fluctuations and may continue to use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

Our future success depends on the continuing efforts of our management and key employees, and on our ability to attract and retain highly skilled personnel and senior management.

We depend on the talents and continued efforts of our senior management and key employees. The loss of members of our management or key employees may disrupt our business and harm our results of operations. Furthermore, our ability to manage further expansion will require us to continue to attract, motivate, and retain additional qualified personnel. Competition for this type of personnel is intense, and we may not be successful in attracting, integrating, and retaining the personnel required to grow and operate our business effectively. There can be no assurance that our current management team or any new members of our management team will be able to successfully execute our business and operating strategies.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our results of operations could be harmed.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of sales and expenses that are not readily apparent from other sources. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors and could result in a decline in our stock price.

Our business is subject to the risk of earthquakes, fires, explosions, power outages, floods, forest fires, and other catastrophic events, and to interruption by problems such as terrorism, public health crises, cyberattacks, or failure of key information technology systems.

Our business is vulnerable to damage or interruption from earthquakes, fires, explosions, floods, power losses, telecommunications failures, terrorist attacks, acts of war, riots, public health crises, human errors, criminal acts, and similar events. For example, a significant natural disaster, such as an earthquake, fire, or flood, could harm our business, results of operations, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our wood pellet production facility in New York is located in a flood zone. In addition, the facilities of our suppliers and where our manufacturers produce our products are located in parts of Asia that frequently experience typhoons and earthquakes. Acts of terrorism and public health crises, such as the current COVID-19 pandemic (or other future pandemics or epidemics), could also cause disruptions in our or our suppliers’, manufacturers’, and logistics providers’ businesses or the economy as a whole. The COVID-19 pandemic has significantly impacted the global supply chain, with restrictions and limitations on related activities causing disruption and delay, and the likely overall impact of the COVID-19 pandemic is viewed as highly negative to the general economy. These disruptions and delays have strained certain domestic and international supply chains, which have affected and could continue to negatively affect the flow or availability of certain of our products. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations where we have operations or store significant inventory. Our servers may also be vulnerable to computer viruses, criminal acts, denial-of-service attacks, ransomware, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, or loss of critical data. As we rely heavily on our information technology and communications systems and the Internet to conduct our business and provide high-quality customer service, these disruptions could harm our ability to run our business and either directly or indirectly disrupt our suppliers’ or manufacturers’ businesses, which could harm our business, results of operations, and financial condition.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards and operational risks inherent to our business, including: (a) general business risks; (b) product liability; (c) product recall; and (d) damage to third parties, our infrastructure, or properties caused by fires, explosions, floods, and other natural disasters, power losses, telecommunications failures, terrorist attacks, riots, public health crises such as the current COVID-19 pandemic (and other future pandemics or epidemics), human errors, and similar events.

Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. For example, our insurance coverage does not cover us for business interruptions as they relate to the COVID-19 pandemic. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations, and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “vision,” or “should,” or the negative thereof or other variations thereon or comparable terminology. Forward-looking statements include those we make regarding the following matters:

•	our future financial performance, including our expectations regarding revenue, cost of revenue, operating expenses and our ability to maintain future profitability;

•	the sufficiency of our cash to meet our liquidity needs;

•	the demand for our products and offerings in general as well as our ability to accurately forecast demand for our products;

•	our ability to effectively manage our growth and future expenses;

•	our ability to enhance existing products and develop new products in a timely manner;

•

our ability to successfully execute upon our strategy, including growing our customer base and successfully entering new markets and international expansion as well as compliance with any applicable laws and regulations;

•	the impact of COVID-19 on global markets, economic conditions and the response by governments and third parties;

•	our ability to cost-effectively attract new customers and retain our existing customers;

•	problems with, or loss of, our third-party manufacturers and suppliers, or an inability to obtain raw materials;

•	our ability to maintain and enhance our brand and scale our existing marketing channels;

•	the evolution of the social media industry impacting demand for our products;

•	our ability to compete with existing and new competitors in our markets;

•	failure to comply with ongoing regulatory and environmental requirements as well as sustainability standards;

•	our ability to maintain product quality and product performance at an acceptable cost;

•	the size of our total addressable market and market trends, expected growth rates of these markets and our ability to grow within and further penetrate our primary markets;

•	our expectations regarding relationships with third parties, including our major retail partners that account for a significant portion of our revenue, and manufacturing partners;

•	the attraction and retention of qualified employees and key personnel;

•	the impact of natural disasters and failures of our information technology on our operations and the operations of our manufacturing partners

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to securely maintain customer and other third-party data;

•	the increases expenses associated with being a public company;

•	our anticipated use of net proceeds to us from this offering; and

•	the other factors set forth under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward- looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks and uncertainties that affect our forward-looking statements described above. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included elsewhere in this prospectus are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $133.0 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $8.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $16.1 million, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

We intend to use approximately $130.8 million of the net proceeds to us from this offering to prepay amounts outstanding under our New First Lien Term Loan Facility and approximately $2.2 million to pay cash bonuses to certain of our employees, including certain of our executive officers, in connection with this offering. Borrowings under our New First Lien Term Loan Facility were used to repay $445.5 million outstanding on the Company’s First and Second Lien Term Loans and unpaid interest of $6.9 million in connection with the Refinancing, and to fund a portion of the closing cash consideration for the acquisition of Apption Labs Limited. See “Prospectus Summary—Recent Developments,” “Executive Compensation—IPO-Related Changes in Executive Compensation” and “Certain Relationships and Related Party Transactions—IPO Bonuses.”

The New Credit Facilities provide for a $560.0 million New First Lien Term Loan Facility (including a $50.0 million delayed draw term loan) and a $125.0 million New Revolving Credit Facility. As of the date of this prospectus, the total principal amount outstanding on the New First Lien Term Loan Facility was $510.0 million and there was no outstanding principal balance under the New Revolving Credit Facility. The New First Lien Term Loan Facility accrues interest at a rate per annum that considers both fixed and floating components. The fixed component ranges from 3.00% to 3.50% per annum based on the consummation of a Qualifying Public Offering and our Public Debt Rating (each as defined in the New First Lien Credit Agreement). The floating component is based on the Eurocurrency Base Rate (as defined in the New First Lien Credit Agreement) for the relevant interest period. For further information on the prior Credit Facilities and our New Credit Facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation–Liquidity and Capital Resources.”

We may find it necessary or advisable to use the net proceeds to us for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds to us of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering to us in short- and intermediate-term, interest- bearing obligations, investment-grade instruments or other securities.

We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling stockholders, including any shares sold by the selling stockholders pursuant to the underwriters’ over-allotment option. We have agreed to pay the expenses of the selling stockholders related to this offering other than the underwriting discounts and commissions.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to potentially repay any indebtedness and, therefore, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to Our Common Stock and this Offering—We do not intend to pay dividends for the foreseeable future.”

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name TGPX Holdings I LLC. All of our limited liability company interests are held by TGP Holdings LP, a Delaware limited partnership, or the Partnership, that is managed by its general partner, TGP Holdings GP Corp, a Delaware corporation. As a result, our business and affairs are currently managed under the direction of the board of directors of TGP Holdings GP Corp.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, TGPX Holdings I LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Traeger, Inc. In this prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

In conjunction with the Corporate Conversion, all of our outstanding limited liability company interests will be converted into shares of our common stock, and the Partnership will become the holder of shares of common stock of Traeger, Inc. In connection with the Corporate Conversion, the Partnership will liquidate and distribute these shares of common stock to the Investors and the other holders of partnership interests in the Partnership in direct proportion to their respective interests in the Partnership based upon the value of Traeger, Inc. at the time of this offering, with a value implied by the initial public offering price of the shares of common stock sold in this offering. In connection with this offering, all of the outstanding incentive units of the Partnership, which represent profits interests, will become vested in full and the holders of such units will be entitled distributions of common stock in connection with the Corporate Conversion. Following the Partnership’s liquidation and distribution, including the elimination of any fractional shares resulting therefrom, and the Corporate Conversion, we will have 108,724,387 shares of common stock outstanding and the former holders of partnership interests of the Partnership will own all of our shares of common stock. In this prospectus, we have assumed a value of Traeger, Inc. based on the initial public offering price of $17.00 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. However, the number of shares of common stock to be distributed to each former holder of partnership interests of the Partnership will be affected by the value of Traeger, Inc. at the time of this offering. Based upon the price range set forth on the cover page of this prospectus, we do not expect that the impact of any such change in the number of common shares to be distributed to any former holder of partnership interests of the Partnership will be material.

As a result of the Corporate Conversion, Traeger, Inc. will succeed to all of the property and assets of TGPX Holdings I LLC and will succeed to all of the debts and obligations of TGPX Holdings I LLC. Traeger, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, our directors and officers will be as described elsewhere in this prospectus. See “Management.”

Except as otherwise noted herein, the consolidated financial statements and selected historical consolidated financial data and other financial information included elsewhere in this prospectus are those of TGPX Holdings I LLC and its subsidiaries and do not give effect to the Corporate Conversion. We do not expect that the Corporate Conversion will have an effect on our results of operations.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2021:

•	on an actual basis, after giving effect to the split of our common units that occurred on July 21, 2021;

•	on a pro forma basis to give effect to the Corporate Conversion, the Refinancing and the filing and effectiveness of our certificate of incorporation in connection with this offering; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments described above, the issuance and sale by us of 8,823,529 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as described in “Use of Proceeds.”

The information discussed below is illustrative only, and our cash and cash equivalents and capitalization following the Corporate Conversion, the Refinancing and the consummation of this offering (including the use of proceeds to us therefrom) will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the data set forth below in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except unit/share data)
Cash and cash equivalents	$17,101	$70,128	$70,128

Long-term debt, including current portion(1)	436,848	497,092	366,331

Member’s equity:
108,724,422 units outstanding, actual; no units outstanding pro forma or pro forma as adjusted(2)	$—	$—	$—
Additional paid-in capital(2)	571,994	—	—
Accumulated deficit(2)	(57,069)	—	—

Total member’s equity(2)	$514,925	$—	$—

Stockholders’ equity (deficit):
Preferred stock; $0.0001 par value per share; no shares authorized, issued or outstanding, actual; 25,000,000 shares authorized and no shares issued or outstanding pro forma or pro forma as adjusted	—	—	—
Common stock; $0.0001 par value per share; no shares authorized, issued, or outstanding, actual; 1,000,000,000 shares authorized, 108,724,387 shares issued and outstanding pro forma; 1,000,000,000 shares authorized, 117,547,916 shares issued and outstanding pro forma as adjusted(2)	—	11	12
Additional paid-in capital(2)	—	571,983	748,845
Accumulated deficit(2)	—	(62,388)	(108,490)

Total stockholders’ equity	—	509,606	640,367

Total capitalization	$951,773	$1,006,698	$1,006,698

(1)	Does not include $38.0 million drawn down under our Receivables Financing Agreement as of March 31, 2021.
(2)

In connection with the Corporate Conversion, the membership interests will be reduced to zero to reflect the elimination of all outstanding interests in TGPX Holdings I LLC and corresponding adjustments will be reflected as common stock, additional paid-in capital and total stockholders’ equity in Traeger, Inc. (formerly TGPX Holdings I LLC).

Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization, as well as decrease (increase) the amount of long-term debt, in each case by $8.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization, as well as decrease (increase) the amount of long-term debt, in each case by $16.1 million, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after this offering is based on 108,724,387 shares of our common stock outstanding as of March 31, 2021, after giving effect to the split of our common units and the Corporate Conversion, and excludes:

•

7,799,422 shares of common stock issuable in connection with the vesting of the Chief Executive Officer Award (see the section titled “Executive Compensation” for additional information regarding these awards);

•	4,642,992 shares of common stock issuable in connection with the vesting of the IPO RSUs granted under our 2021 Plan; and

•

14,105,750 shares of common stock reserved for future issuance under our 2021 Plan, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus (which number includes the IPO Awards).

Our 2021 Plan also provides for automatic annual increases in the number of shares reserved thereunder, which are not reflected in the numbers above. See the section titled “Executive Compensation—Executive Compensation Arrangements” for additional information.

DILUTION

If you purchase any of the shares offered by this prospectus, you will experience dilution to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2021 was $(274.5) million, or $(2.52) per unit, after giving effect to the split of our common units that occurred on July 21, 2021. Historical net tangible book value per unit is determined by dividing our total tangible assets less our total liabilities by the number of our units. After giving effect to the Corporate Conversion and the Refinancing, our pro forma net tangible book value (deficit) as of March 31, 2021 was $(281.7) million, or $(2.59) per share of common stock. After giving further effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds from this offering as described in “Use of Proceeds,” our pro forma as adjusted net tangible book value (deficit) as of March 31, 2021 would have been $(150.9) million, or $(1.28) per share. This represents an immediate increase in net tangible book value of $1.24 per share to our existing stockholders and an immediate dilution of $18.28 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$17.00
Historical net tangible book value (deficit) per unit as of March 31, 2021	$(2.52)
Increase per share attributable to the pro forma adjustments described above	(0.7)
Pro forma net tangible book value (deficit) per share as of March 31, 2021	$(2.59)
Increase attributable to new investors in this offering	$1.31
Pro forma as adjusted net tangible book value (deficit) per share after this offering		$(1.28)

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$18.28

Each $1.00 increase (decrease) in the assumed initial offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $8.3 million, or $0.07 per share, and the dilution per common share to new investors in this offering by $0.93 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $0.15 and decrease the dilution per share to new investors by $0.15, assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share by $0.15 and increase the dilution per share to new investors by $0.15, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis, as of March 31, 2021, the differences between the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid by existing stockholders or to be paid by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	94,018,505	80.0%	$485,546,653	54.8%	$5.16
New investors participating in this offering	23,529,411	20.0	399,999,987	45.2	17.00

Total	117,547,916	100%	$885,546,640	100%

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 94,018,505, or approximately 80% of the total shares of common stock outstanding after this offering, which will increase the number of shares held by new investors to 117,547,916, or approximately 20% of the total shares of common stock outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $8.3 million and total consideration paid by all stockholders by $8.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $16.1 million and total consideration paid by all stockholders by $16.1 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. In addition, to the extent we issue any additional stock options or warrants or any outstanding stock options are exercised, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

The number of shares of common stock to be outstanding after this offering is based on 108,724,387 shares of our common stock outstanding as of March 31, 2021, after giving effect to the split of our common units and the Corporate Conversion, and excludes:

•

7,799,422 shares of common stock issuable in connection with the vesting of the Chief Executive Officer Award (see the section titled “Executive Compensation” for additional information regarding these awards);

•	4,642,992 shares of common stock issuable in connection with the vesting of the IPO RSUs granted under our 2021 Plan; and

•

14,105,750 shares of common stock reserved for future issuance under our 2021 Plan, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus (which number includes the IPO Awards).

Our 2021 Plan also provides for automatic annual increases in the number of shares reserved thereunder, which are not reflected in the numbers above. See the section titled “Executive Compensation—Executive Compensation Arrangements” for additional information.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected financial and operating data for the periods and as of the dates indicated. We derived our selected consolidated statement of operations data and cash flow data for the years ended December 31, 2020 and 2019 and our selected consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our selected consolidated statement of operations data and cash flow data for the three months ended March 31, 2021 and 2020 and our selected consolidated balance sheet data as of March 31, 2021 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2020 has been derived from our unaudited interim consolidated financial statements not included in this prospectus. In our opinion, the unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the three months ended March 31, 2021 are not necessarily indicative of results that may be expected for the full fiscal year or any other period. You should read the following information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
	(in thousands)
Consolidated Statement of Operations Data
Revenue	$235,573	$113,783	$545,772	$363,319
Cost of revenue	134,942	62,028	310,408	207,539

Gross profit	100,631	51,755	235,364	155,780
Operating expense:
Sales and marketing	30,851	16,718	93,690	66,921
General and administrative	13,556	9,004	50,243	45,304

Amortization of intangible assets	8,301	8,131	32,533	33,099

Total operating expenses	52,708	33,853	176,466	145,325

Income from operations	47,923	17,902	58,898	10,455
Other income (expense), net:
Interest expense	(7,812)	(9,185)	(34,073)	(39,462)

Other income (expense)	(458)	(767)	7,526	(462)

Total other income (expense), net	(8,270)	(9,952)	(26,547)	(39,924)
Income before provision for income taxes	39,653	7,950	32,351	(29,469)

Provision for income taxes	724	31	749	124

Net income (loss)	$38,929	$7,919	$31,602	$(29,593)

Consolidated Statement of Cash Flows Data
Net cash (used in) provided by operating activities	$(26,544)	$(11,524)	$46,597	$18,486
Net cash used in investing activities	(4,975)	(2,891)	(27,341)	(8,997)
Net cash provided by (used in) financing activities	37,064	50,014	(14,777)	(9,260)

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	$17,101	$42,678	$11,556	$7,077
Working capital	123,695	101,605	78,934	35,265
Total assets	1,094,671	992,021	989,581	924,845
Long-term debt, including current portion	436,848	498,799	437,012	447,338
Total liabilities	579,746	552,609	514,541	493,967
Accumulated deficit	(57,069)	(119,680)	(95,998)	(127,600)
Total member’s equity	514,925	439,411	475,040	430,878

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Traeger is the creator and category leader of the wood pellet grill, an outdoor cooking system that ignites all-natural hardwoods to grill, smoke, bake, roast, braise, and barbeque. Our grills are versatile and easy to use, empowering cooks of all skillsets to create delicious meals with a wood-fired flavor that cannot be replicated with gas, charcoal, or electric grills. Grills are at the core of our platform and are complemented by Traeger wood pellets, rubs, sauces, and accessories.

Our marketing strategy has been instrumental in building our brand and driving customer advocacy and revenue. We have disrupted the outdoor cooking market and created a passionate community, the Traegerhood, which includes foodies, pitmasters, backyard heroes, moms and dads, professional athletes, outdoorsmen and outdoorswomen, and world-class chefs. This community, together with our various marketing initiatives, has helped to promote our brand and products to the wider consumer population and supported our efforts to redefine outdoor cooking as an experience accessible to everyone. We have an active online and social media presence, with over 1.6 million social media followers, and a content-rich website that drives significant customer engagement and brings our Traegerhood together. We also directly engage with our current and target customers by sponsoring and participating in a variety of events, including live shows, outdoor festivals, rodeos, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We believe the style and authenticity of our customer engagement reinforces our brand and drives new and existing customer interest in our products and community.

Our revenue is primarily generated through the sale of our wood pellet grills, consumables, and accessories. We currently offer three series of grills – Pro, Ironwood and Timberline – as well as a selection of smaller, portable grills. Our grills are available in a number of different sizes and can be upgraded through a variety of accessories. A growing number of our grills feature WiFIRE technology, which allows users to monitor and adjust their grills remotely using our Traeger app. Our consumables include our wood pellets, which are made from natural, virgin hardwood and are available in a variety of flavors, as well as rubs, sauces, and other food items. As fuel for thousands of Traegers worldwide, wood pellet sales represent a recurring and expanding sales opportunity as our customer base grows and the number of installed grills increases. Our accessories include grill covers, liners, tools, apparel and other ancillary items.

We sell our grills using an omnichannel distribution strategy that consists primarily of retail and direct to consumer, or DTC, channels. Our retail channel covers brick-and-mortar retailers, e-commerce platforms, and multichannel retailers, who, in turn, sell our grills to their end customers. Our retailers include Ace Hardware, Amazon.com, Costco, The Home Depot, and William Sonoma, among others, as well as a significant number of independent retailers that cater to local communities and specific categories, such as hardware, camping, outdoor, farm, ranch, barbecue and other categories. We expect to increase our number of brick-and-mortar and online retailers over time. Our DTC channel covers sales directly to customers through our website and Traeger app. Our DTC channel primarily comprises Traeger.com and certain country- and region-specific Traeger or distributor websites. Our consumables and accessories are available through the same channels as our grills.

Over the last several years, we have made significant investments in our supply chain and manufacturing operations. We have developed an efficient and scalable supply chain that includes third party manufacturers for our grills and accessories and pellet production facilities for our wood pellets that we own or lease. We work closely with our manufacturers to evolve on design and process improvements and ensure consistent product quality across our grills and accessories. Our grills are currently manufactured in China and Vietnam, and our wood pellets are produced at facilities located in New York, Oregon, Georgia, and Texas. We have entered into manufacturing agreements covering the supply of substantially all of our grills and accessories, pursuant to which we make purchases on a purchase order basis. We rely on several third-party suppliers for the components used in our grills, including integrated circuits, processors, and system on chips.

Our financial results have reflected our rapid growth. Our revenue grew at a CAGR of 28% from 2017 to 2020, and reached $545.8 million for the year ended December 31, 2020, up from $363.3 million for the year ended December 31, 2019, which represents revenue growth of 50.2% from 2019 to 2020. Our net income was $31.6 million for the year ended December 31, 2020, compared to a net loss of $29.6 million for the year ended December 31, 2019. Our Adjusted EBITDA reached $116.1 million for the year ended December 31, 2020, up from $54.4 million for the year ended December 31, 2019. Our revenue increased by 107.0% for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020, and reached $235.6 million for the three months ended March 31, 2021, up from $113.8 million for the three months ended March 31, 2020. Our net income was $38.9 million for the three months ended March 31, 2021, compared to $7.9 million for the three months ended March 31, 2020. Our Adjusted EBITDA reached $64.1 million for the three months ended March 31, 2021, up from $28.6 million for the three months ended March 31, 2020. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Key Factors Affecting Our Performance

We believe that our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including those described below and in the section titled “Risk Factors” included elsewhere in this prospectus.

Ability to Attract and Retain Customers and Increase Customer Engagement

Sustaining our growth will require us to continue to attract and retain new customers. We are still in the early stages of growth in our markets, and believe that we can significantly grow our customer base and number of installed grills. For the years ended December 31, 2020 and 2019, we estimate that our household penetration in the United States was approximately 3% and 2%, respectively. As of December 31, 2020 and 2019, we had 2.0 million and 1.5 million installed grills, respectively. We calculate our installed base as the number of grills purchased in the prior five years, which represents the average grill replacement cycle. Increasing our number of installed grills would also have a positive effect on our ability to generate recurring revenue from our consumables, such as our wood pellets. We have strategically invested in and developed, and expect to continue to invest significant amounts on our marketing initiatives to build and maintain our strong brand, achieve broad education and awareness of wood pellet grills and the related cooking methods and techniques, acquire new customers, and drive consumers to our retailers. We have also invested and expect to continue to invest in growing our teams of sales representatives to keep pace with increased demand, expand our relationships with brick-and-mortar and online retailers, and grow our revenue.

Our growth will also depend on our continued ability to retain existing customers and maintain customer loyalty and satisfaction with our products, including our consumables. We measure customer engagement using a variety of metrics and data sources, and believe that engagement is a leading indicator of customer satisfaction and retention. We believe that word-of-mouth referrals from friends and family are an important component of our marketing strategy, and we must continue to provide an experience that our customers and fellow Traegerhood members believe is authentic. These efforts require significant investments in marketing and content, and we expect to continue to invest in these aspects of our business in order to grow our revenue and reinforce our brand. The extent to which we are successful in these efforts is expected to have a significant impact on our results of operations. To increase affordability and expand our addressable market, we offer attractive third-party financing programs for qualified customers.

Customer Economics

Our compelling customer economic model benefits from (i) a profitable first sale, (ii) a strong attachment rate for our consumable products, including wood pellets, rubs, and sauces, and (iii) a faster, innovation-driven replacement cycle:

•

Profitable First Sale: When we acquire a Traeger owner, the adjusted gross profit earned on the initial sale of our grill and accessories more than offsets our sales and marketing investment. For the years ended December 31, 2020 and 2019, our Traeger owner acquisition cost, which we calculate as sales and marketing expense less depreciation and amortization expense, was $113 and $131 per Traeger owner added in such periods, respectively.

•

Strong Consumable Attachment Rate: After the initial sale of our grill and accessories, Traeger owners can also purchase our consumable products on a regular or as-needed basis, increasing customer engagement with our brand. A survey we conducted in November 2020 indicated that 96% of Traeger owners purchased Traeger wood pellets in the last year. We plan to expand the accessibility of our wood pellets and other consumables through new distribution and easy DTC purchase experiences.

•

Faster, Innovation-Driven Replacement Cycle: We believe Traeger owners value our innovative, premium product offering and, as a result, upgrade to our newest, most advanced products faster than owners of conventional grills. We estimate that owners of wood pellet grills replace their grills 44% faster than owners of gas grills on average. Furthermore, based on a survey we commissioned in 2017, approximately 90% of Traeger owners indicated that they planned to buy a wood pellet grill again as their next grill.

We believe our compelling customer economic model provides for attractive initial and recurring profitability, which we expect to expand through product innovation and increasing customer engagement.

Product Mix

We offer a wide variety of outdoor wood pellet grills, consumables, and accessories. These products are sold at different prices, are made of different materials and involve varying levels of manufacturing complexity and cost. In any particular period, changes in the volume of particular products sold and the prices of those products relative to other products will impact our average selling price and our cost of revenue. In addition to the impacts attributable to general product mix across our grills, consumables, and accessories, our results of operations are impacted by the relative margins of products sold within each product category. For example, we have historically been able to realize higher sales and margins when we sell larger grills compared to our smaller or portable grills. We also have noted that our premium offerings realize higher sales and margins compared to our entry-level offerings. As we continue to introduce new products at varying price points to compete with grills and other cooking devices across a wide range of prices, our overall gross margins may vary from period to period as a result of changes in product mix and different margins for our higher and lower price point offerings. We may choose to introduce new products with initially lower gross margins with the expectation that those margins will improve over time as we improve the efficiency of our supply chain and manufacturing processes for those products. In addition, our product mix and our gross margins may be impacted by our marketing decisions in a particular period, as well as the rebates and incentives that we may extend to our customers in a particular period. For the year ended December 31, 2020, our grills, consumables, and accessories generated $391.0 million,

$120.2 million, and $34.5 million, respectively, representing 71.7%, 22.0%, and 6.3% of our total revenue, respectively. For the three months ended March 31, 2021, our grills, consumables, and accessories generated $178.7 million, $40.8 million, and $16.1 million, respectively, representing 75.9%, 17.3%, and 6.8% of our total revenue, respectively.

Sales Channel Mix

We sell our grills using an omnichannel distribution strategy that consists primarily of retail and DTC channels and relies heavily on our content-rich website and customer engagement. Within our retail channel, we primarily rely on brick-and-mortar retailers to sell our grills to their end customers and have developed a strong network of retailers in the United States. For the year ended December 31, 2020, our three largest retailers accounted for 20%, 18%, and 16% of our revenue, respectively, with no other customer accounting for greater than 10% of our revenue for the year. For the three months ended March 31, 2021, our three largest retailers accounted for 24%, 23%, and 16% of our revenue, respectively, with no other customer accounting for greater than 10% of our revenue for the period. To improve and expand our network and compete more effectively, we regularly monitor and assess the performance of our retailers and evaluate locations and geographic coverage in order to identify potential market opportunities. We work with retailers to coordinate in-store demonstrations and events, and to install in-store fixtures and displays, which requires significant investment and time. We also sell grills through e-commerce platforms and multichannel retailers through our retail channel. In addition, we sell our products through our DTC channel, which includes our website and Traeger app. We have made investments in our website, online store, Traeger app, and distribution and fulfillment capabilities, and have experienced strong growth in DTC sales. Gross margin on sales through our DTC channel is generally higher than gross margin on sales through our retail channel. If our DTC sales grow faster than sales in our retail channel, we would expect a favorable impact to overall gross margin over time. For the years ended December 31, 2020 and 2019, our DTC channel generated revenue of $40.0 million and $31.0 million, respectively, representing approximately 7% and 9% of our revenue, respectively. For the three months ended March 31, 2021 and 2020, our DTC channel generated revenue of $5.7 million and $5.4 million, respectively, representing approximately 2% and 5% of our revenue, respectively.

New Product Development and Innovation

Our growth also depends on our ability to develop new products and technological enhancements that meet the demands of existing and new consumers. Developing and introducing new grills and features that deliver improved performance and convenience are important to improving the value of our brand and customer experience. By introducing new grills and products, we are able to appeal to a new and broader range of customers and focus on underserved or untapped markets within the outdoor cooking market. We expect to continue to introduce and evolve on our products, including through new technologies, such as our WiFIRE and Traeger app, as well as through broader assortments of wood pellet flavors, rubs, sauces, and accessories. In order to do this, we will need to continue to invest in research and development, and will need to successfully manage product transitions to avoid delays in customer purchases, excess or obsolete inventory, and increased returns as customers wait for our new products to become available. For the years ended December 31, 2020 and 2019, research and development expense was $6.8 million and $5.0 million, respectively. For the three months ended March 31, 2021 and 2020, research and development expense was $2.0 million and $1.1 million, respectively.

Ability to Manage Costs and Inventory

Our results of operations are affected by our ability to manage our manufacturing and supply costs effectively and to respond to changing sales cycles. Our product costs vary based on the costs of supplies and raw materials, as well as the arrangements with our manufacturing contractors and labor costs. For example, costs associated with the components used in our grills, including integrated circuits, processors and system on chips, as well as raw material costs, including the cost of steel, aluminum and timber, have a significant impact on our cost of revenue. The costs of these items have historically varied significantly and have been affected by changes in supply and demand and general business conditions. In particular, the costs of integrated circuits, processors and system on chips have increased in recent years. We seek to mitigate the effects of increases in these costs by broadening our supplier base and exploring options for substitution or secondary sourcing without sacrificing quality. We have long-standing relationships with some of our key suppliers and maintain certain fixed-price contracts and contracts with prices determined based on the current index price. For our purchase orders of materials and components, the prices of such items are based on market rates when the orders become effective. Prices for spot market purchases are negotiated on a continuous basis in line with the market at the time. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future.

We have implemented various initiatives to reduce our cost base and improve the efficiency of our supply chain and manufacturing processes. We rely on several third party manufacturers for our grills and continuously monitor, review and work with our manufacturers to identify potential improvements and create additional efficiencies. We currently operate seven wood pellet production facilities and strategically utilize third-party producers, which can increase our cost of revenue, during periods of increased demand. We rely on our insights into the market gleaned from inventory levels, industry reports about anticipated demand for our products, and our own estimates and assumptions in formulating our manufacturing plans and product orders for future periods.

Non-GAAP Financial Measures

In addition to our results and measures of performance determined in accordance with U.S. GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans and making strategic decisions.

Each of Adjusted EBITDA and Adjusted Net Income is a key performance measure that our management uses to assess our financial performance and is also used for internal planning and forecasting purposes. We believe that these non-GAAP financial measures are useful to investors and other interested parties in analyzing our financial performance because it provides a comparable overview of our operations across historical periods. In addition, we believe that providing each of Adjusted EBITDA and Adjusted Net Income, together with a reconciliation of net income (loss) to each such measure, helps investors make comparisons between our company and other companies that may have different capital structures, different tax rates, and/or different forms of employee compensation. For example, due to finite-lived intangible assets included on our balance sheet following our corporate reorganization in 2017, we have significant non-cash amortization expense attributable to the nature of our capital structure.

Each of Adjusted EBITDA and Adjusted Net Income is used by our management team as an additional measure of our performance for purposes of business decision-making, including managing expenditures, and evaluating potential acquisitions. Period-to-period comparisons of Adjusted EBITDA and Adjusted Net Income help our management identify additional trends in our financial results that may not be shown solely by period-to-period comparisons of net income or income from continuing operations. In addition, we may use Adjusted EBITDA in the incentive compensation programs applicable to some of our employees. Each of Adjusted EBITDA and Adjusted Net Income has inherent limitations because of the excluded items, and may not be directly comparable to similarly titled metrics used by other companies.

We calculate Adjusted EBITDA as net income (loss) adjusted to exclude interest expense, provision for income taxes, depreciation and amortization, equity-based compensation, other (income) expense, non-routine legal expenses and offering related expenses. Other (income) expense are gains (losses) on disposal of property, plant and equipment, impairments of long-term assets, and unrealized gains (losses) from derivatives. Non-routine legal expenses are primarily external legal expenses for litigation, patent and trademark defense, and legal costs related to an acquisition or offering. Offering related expenses are primarily for legal and consulting costs incurred in connection with our initial public offering process. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin should be viewed as measures of operating performance that are supplements to, and not substitutes for, operating income or loss, net earnings or loss and other U.S. GAAP measures of income (loss). The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Adjusted EBITDA on a consolidated basis.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Net income (loss)	$38,929	$7,919	$31,602	$(29,593)

Adjusted to exclude the following:
Provision for income taxes	724	31	749	124
Other (income) expense	3,348	517	(5,947)	84
Interest expense	7,812	9,185	34,073	39,462
Depreciation and amortization	10,699	9,828	40,968	39,157
Equity-based compensation	956	614	12,810	2,352
Non-routine legal expenses	1,242	542	1,820	2,836
Offering related expenses	369	—	—	—

Adjusted EBITDA	$64,079	$28,636	$116,075	$54,422

Revenue	$235,573	$113,783	$545,772	$363,319
Net income (loss) as a percentage of revenue	16.5%	7.0%	5.8%	(8.1%)
Adjusted EBITDA Margin	27.2%	25.2%	21.3%	15.0%

We calculate Adjusted Net Income as net income (loss) adjusted to exclude equity-based compensation, other (income) expense, non-routine legal expenses and offering related expenses. Adjusted Net Income should be viewed as a measure of operating performance that is a supplement to, and not a substitute for, operating income or loss, net earnings or loss and other U.S. GAAP measures of income (loss). The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Adjusted Net Income on a consolidated basis.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net income (loss)	$38,929	$7,919	$31,602	$(29,593)
Adjusted to exclude the following:
Other (income) expense	3,348	517	(5,947)	84
Equity-based compensation	956	614	12,810	2,352
Non-routine legal expenses	1,242	542	1,820	2,836
Offering related expenses	369	—	—	—
Tax impact of adjusting items	—	—	—	—

Adjusted Net Income	$33,014	$6,246	$22,919	$(24,321)

Impact of COVID-19

The COVID-19 pandemic has caused various elements of disruption to economies, businesses, markets and communities around the globe. In the interest of public health, many governments closed physical stores and business locations deemed to be non-essential, which drove higher unemployment levels and resulted in the closure of certain businesses. The COVID-19 pandemic has had a variety of impacts to the businesses of our retailers and suppliers, as well as customer behavior and discretionary spending. Although we cannot predict when the United States and global economy will fully recover from the COVID-19 pandemic, we believe that our business is well positioned to attract new customers, capitalize on existing and growing trends in our industry and benefit from the revival of the economy and discretionary spending. Nevertheless, we do not have certainty that a full economic recovery will happen in the near future, and it is possible that the prolonging of the COVID-19 pandemic could have certain adverse effects on our business, financial condition, and results of operations. Furthermore, our growth in the past year may obscure the extent to which seasonality and other trends have affected our business and may continue to affect our business. For more information regarding the potential impact of the COVID-19 pandemic on our business, refer to “Risk Factors—Risks Related to our Business—The COVID-19 pandemic could adversely affect certain aspects of our business and negatively impact ability to access capital in the future.”

In response to the COVID-19 pandemic, we quickly developed a plan of action that focused first on the health and safety of our employees. In March 2020, we implemented a work-from-home policy and began to establish safety measures at our wood pellet production facilities. Next, we took immediate action to protect our liquidity. These actions included reductions in discretionary spending and capital expenditures, a temporary hiring freeze, employee furloughs, and a reduction in our inventory purchase plan. At the end of the first quarter of 2020, we drew down the available capacity under our revolving credit facility to increase cash to sustain our operations. We also focused on business continuity across our value chain and operations, and made strategic pivots and reprioritized key initiatives to focus on our immediate response to the COVID-19 pandemic and maintain a nimble approach to our long-term strategy as we continued to monitor the situation. We have started to return a portion of our remote workforce to physical locations. We do not believe remote operations or our cost reduction initiatives have significantly impacted the productivity of our workforce or operations, or resulted in meaningful disruption to our sales activities or ongoing revenue generation.

The sale of our grills, consumables and accessories experienced considerable growth following the onset of the COVID-19 pandemic as people invested in recreational activities based around the home during periods of quarantine and limited public activities. At the beginning of the second quarter of 2020 as the impact of governmental pandemic-related measures on business activity took hold, we experienced sustained demand for our products as many of our specialty and hardware retailers were deemed essential by state and local governments and thus remained open to customers. In addition, consumer purchase behavior shifted to online retail, including our own website, which offset the impact of select store closures and stay-at-home orders. As the second quarter of 2020 progressed, we began experiencing significant demand across our distribution channels as customer interest in our products increased, retail stores began to reopen and online retail continued to benefit from favorable shifts in consumer purchase behavior. This strong demand continued throughout the second half of 2020, and we believe that this was a primary driver of our revenue growth during 2020. Together with the increased demand for our products, we experienced higher costs and supply chain delays as a result of restrictions or disruptions of transportation as a result of the pandemic. Late in the first quarter of 2020, we reduced inventory purchase orders as a precautionary measure against the unknown impact of the COVID-19 pandemic on the economy and our business and to improve financial flexibility. These actions, coupled with the overall strong demand during 2020, ultimately contributed to lower than expected inventory levels throughout the second half of 2020 and, in turn, resulted in inventory constraints in the second half of 2020 continuing into early 2021.

Components of Results of Operations

Revenue

We derive substantially all of our revenue from the sale of grills, consumables, and accessories in North America, which includes the United States and Canada. We recognize revenue, net of product returns, for our grills, consumables, and accessories generally at the time of delivery to retailers through our retail channel and to customers through our DTC channel. Estimated product returns are recorded as a reduction of revenue at the time of recognition and are calculated based on product returns history, observable changes in return behavior, and expected returns based on sales volume and mix. We also have certain contractual programs that can give rise to elements of variable consideration, such as volume incentive rebates, with estimated amounts of credits recorded as a reduction to revenue.

Although we experience demand for our products throughout the year, we believe there can be certain seasonal fluctuations in our revenue. We have typically experienced moderately higher levels of sales of our grills in the first and second quarters of the year as our retailers purchase inventory in advance of warmer weather, when demand for outdoor cooking products is the highest across our key markets. Higher sales also coincide with social events and national holidays, which occur during the same warm weather timeframe.

Gross Profit

Gross profit reflects revenue less cost of revenue. Cost of revenue consists of product costs, including the costs of components, costs of products from our third-party manufacturers, direct and indirect manufacturing costs across all products, packaging, inbound freight and duties, warehousing and fulfillment, warranty costs, product quality testing and inspection costs, excess and obsolete inventory write-downs, cloud-hosting costs for our WiFIRE connected grills, depreciation of tooling and manufacturing equipment, amortization of internal use software and patented technology, and certain employee-related expenses.

We calculate gross margin as gross profit divided by revenue. Gross margin can be impacted by several factors, including, in particular, product mix and sales channel mix. For example, gross margin on sales through our DTC channel is generally higher than gross margin on sales through our retail channel. If our DTC sales grow faster than sales from our retail channel, and if we are able to realize greater economies of scale or product cost improvements through engineering and sourcing, we would expect a favorable impact to overall gross margin over time. Additionally, gross margin on sales of certain of our products is higher than for others. If revenue from sales of wood pellets increased as a percentage of total revenue, we would expect to see an increase in overall gross margin. These favorable anticipated gross margin impacts may not be realized, or may be offset by other unfavorable gross margin factors. Additionally, any new products that we develop, or our planned expansion into new geographies, may impact our future gross margin. External factors beyond our control, such as duties and tariffs and costs of doing business in certain geographies can also impact gross margin.

Sales and Marketing

Sales and marketing expense consists primarily of the costs associated with advertising and marketing of our products and employee-related expenses, including salaries, benefits, and equity-based compensation expense, as well as sales incentives and professional services. These costs can include print, internet and television advertising, travel-related expenses, direct customer acquisition costs, costs related to conferences and events, and broker commissions. We expect our sales and marketing expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase the scope of outreach to potential new customers to drive our revenue growth. We also anticipate that sales and marketing expense as a percentage of revenue will fluctuate from period to period based on revenue for such period and the timing of the expansion of our sales and marketing functions, as these activities may vary in scope and scale over future periods.

General and Administrative

General and administrative expense consists primarily of employee-related expenses and facilities for our executive, finance, accounting, legal, human resources, information technology and other administrative functions. General and administrative expense also includes fees for professional services, such as external legal, accounting, and information and technology services, and insurance.

In addition, general and administrative expense includes research and development expenses incurred to develop and improve our future products and processes, which primarily consist of employee and facilities-related expenses, including salaries, benefits and equity-based compensation expense, as well as fees for professional services, costs related to prototype tooling and materials, and software platform costs. Research and development expense was $6.8 million and $5.0 million for the years ended December 31, 2020 and 2019, respectively, and was $2.0 million and $1.1 million for the three months ended March 31, 2021 and 2020, respectively.

We expect general and administrative expense, including our research and development expenses and external legal and accounting expenses, to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and develop new and enhance existing products and interactive software. We also anticipate increased administrative and compliance costs as a result of becoming a public company. We anticipate that general and administrative expense as a percentage of revenue will vary from period to period, but we expect to leverage these expenses over time as we grow our revenue.

Amortization of Intangible Assets

Amortization of intangible assets primarily consists of amortization of identified finite-lived customer relationship and trademark assets that were allocated a considerable portion of the purchase price from the corporate reorganization and acquisition of our business in 2017. These costs are amortized on a straight-line basis over 17 to 25 year useful lives and, as a result, amortization expense on these assets is expected to remain stable over the coming years. Future business acquisitions may result in incremental amortization of intangible assets acquired in any such transactions.

Total Other Income (Expense), Net

Total other income (expense), net consists of interest expense and other income (expense). Interest expense includes interest and other fees associated with our credit facilities and receivables financing agreement. Other income (expense) also consists of any gains (losses) on the sale of long-lived assets and from the foreign currency contracts that we use to manage our exposure to foreign currency exchange rate risk related to our purchases and international operations.

Results of Operations

The following tables summarize key components of our results of operations for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Three Months Ended March 31,		Change		Year Ended December 31,		Change
	2021	2020	Amount	%	2020	2019	Amount	%
	(unaudited)
	(dollars in thousands)
Revenue	$235,573	$113,783	$121,790	107.0%	$545,772	$363,319	$182,453	50.2%
Cost of revenue	134,943	62,028	72,914	117.6%	310,408	207,539	102,869	49.6%

Gross profit	100,631	51,755	48,876	94.4%	235,364	155,780	79,584	51.1%
Operating expense:
Sales and marketing	30,851	16,718	14,133	84.5%	93,690	66,921	26,769	40.0%
General and administrative	13,556	9,004	4,552	50.6%	50,243	45,304	4,939	10.9%
Amortization of intangible assets	8,301	8,131	170	2.1%	32,533	33,100	(567)	(1.7%)

Total operating expenses	52,708	33,853	18,855	55.7%	176,466	145,325	31,141	21.4%

Income from operations	47,923	17,902	30,021	167.7%	58,898	10,455	48,443	463.3%
Other income (expense), net:
Interest expense	(7,812)	(9,185)	(1,682)	(14.9%)	(34,073)	(39,462)	5,389	13.7%
Other income (expense)	(458)	(767)	(309)	(40.3%)	7,526	(462)	7,988	n.m.

Total other income (expense), net	(8,270)	(9,952)	(1,682)	(16.9%)	(26,547)	(39,924)	13,377	33.5%
Income (loss) before provision for income taxes	39,653	7,950	31,703	398.8%	32,351	(29,469)	61,820	209.8%
Provision for income taxes	724	31	693	2,235.5%	749	124	625	504.0%

Net income (loss)	$38,929	$7,919	$31,010	391.6%	$31,602	$(29,593)	$61,195	206.8%

Comparison of the Three Months Ended March 31, 2021 and 2020

Revenue

	Three Months Ended March 31,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Revenue:
Grills	$178,655	$83,175	$95,480	114.8%
Consumables	40,813	23,793	17,019	71.5%
Accessories	16,105	6,815	9,290	136.3%

Total Revenue	$235,573	$113,783	$121,790	107.0%

Revenue increased by $121.8 million, or 107.0%, to $235.6 million for the three months ended March 31, 2021 compared to $113.8 million for the three months ended March 31, 2020. This increase was driven by strong demand for our grills, consumables, and accessories.

Revenue from our grills grew $95.5 million, or 114.8%, to $178.7 million for the three months ended March 31, 2021 compared to $83.2 million for the three months ended March 31, 2020. This increase was driven by higher unit volume compared to the prior period.

Revenue from our consumables grew $17.0 million, or 71.5%, to $40.8 million for the three months ended March 31, 2021 compared to $23.8 million for the three months ended March 31, 2020. This increase was driven by repeating sales of wood pellets and other consumables from our installed base of grills, as well as increased unit volume associated with the expansion of our installed base of grills.

Revenue from our accessories grew $9.3 million, or 136.3%, to $16.1 million for the three months ended March 31, 2021 compared to $6.8 million for the three months ended March 31, 2020. This increase was driven by increased unit volume associated with the higher volume of grills sold.

Gross Profit

	Three Months Ended March 31,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Gross profit	$100,631	$51,755	$48,876	94.4%
Gross margin (Gross profit as a percentage of revenue)	42.7%	45.5%

Gross profit increased $48.9 million, or 94.4%, to $100.6 million for the three months ended March 31, 2021 compared to $51.8 million for the three months ended March 31, 2020. Gross margin as a percentage of revenue decreased to 42.7% for the three months ended March 31, 2021 from 45.5% for the three months ended March 31, 2020. The decrease in gross margin was driven by increased shipping costs, appreciation of the Chinese Renminbi relative to the U.S. Dollar, and an increase in our use of contract manufacturing for the production of wood pellets, as we added third-party production to meet increased demand.

Sales and Marketing

	Three Months Ended March 31,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Sales and marketing	$30,851	$16,718	$14,133	84.5%
As a percentage of revenue	13.1%	14.7%

Sales and marketing expense increased $14.1 million, or 84.5%, to $30.9 million for the three months ended March 31, 2021 compared to $16.7 million for the three months ended March 31, 2020. As a percentage of revenue, sales and marketing expense decreased to 13.1% for the three months ended March 31, 2021 from 14.7% for the three months ended March 31, 2020. The increase in sales and marketing expense was driven by a $5.4 million increase in advertising costs to drive customer awareness, demand, and conversion, a $2.5 million increase in commission expense as sales increased and brand ambassadors performed a higher number of roadshows, a $2.1 million increase in personnel-related expenses associated with an increase in headcount in our marketing, customer experience, and sale functions, and a $2.0 million increase in professional services primarily related to third-party customer service support.

General and Administrative

	Three Months Ended March 31,		Change
	2021	2020	Amount	%
	(dollars in thousands)
General and administrative	$13,556	$9,004	$4,552	50.6%
As a percentage of revenue	5.8%	7.9%

General and administrative expense increased $4.5 million, or 50.6%, to $13.6 million for the three months ended March 31, 2021 compared to $9.0 million for the three months ended March 31, 2020. As a percentage of revenue, general and administrative expense decreased to 5.8% for the three months ended March 31, 2021 from 7.9% for the three months ended March 31, 2020. The increase in general and administrative expense was driven by a $1.3 million increase in personnel-related expenses associated with investments to build a team to support our current and future growth, a $1.0 million increase in professional services, and a $1.2 million increase in legal services.

Amortization of Intangible Assets

	Three Months Ended March 31,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Amortization of intangible assets	$8,301	$8,131	$170	2.1%
As a percentage of revenue	3.5%	7.1%

Amortization of intangible assets, substantially attributable to the 2017 acquisition of the Company, increased $0.2 million, or 2.1%, to $8.3 million for the three months ended March 31, 2021 compared to $8.1 million for the three months ended March 31, 2020.

Other Expense, Net

	Three Months Ended March 31,		Change
	2021	2020	Amount	%
	(dollars in thousands)
Interest expense	$(7,812)	$(9,185)	$(1,373)	(14.9)%
Other expense	$(458)	$(767)	$(309)	(40.3)%

Total other expense, net	$(8,270)	$(9,952)	$(1,682)	(16.9)%
As a percentage of revenue	3.5%	8.7%

Total other expense, net decreased $1.7 million, or 16.9%, to $8.3 million for the three months ended March 31, 2021 compared to $10.0 million for the three months ended March 31, 2020. This decrease was due primarily to a lower applicable interest rate on our first lien term loan and lower interest rate expense from our revolving line of credit. In 2020, we increased borrowings under our revolving credit facility as we sought to preserve liquidity during the initial phase of the COVID-19 pandemic.

Comparison of the Years Ended December 31, 2020 and 2019

Revenue

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(dollars in thousands)
Revenue:
Grills	$391,047	$268,227	$122,820	45.8%
Consumables	120,247	72,118	48,129	66.7%
Accessories	34,478	22,974	11,504	50.1%

Total Revenue	$545,772	$363,319	$182,453	50.2%

Revenue increased by $182.5 million, or 50.2%, to $545.8 million for the year ended December 31, 2020 compared to $363.3 million for the year ended December 31, 2019. This increase was driven by an acceleration of demand for our grills, consumables and accessories during the last three quarters of 2020 in part due to the onset of the COVID-19 pandemic as people invested in recreational activities based around the home. A majority of the increase was generated from sales through our retail channel, which followed strong sell through of our products at retail stores that we attribute, in part, to the growing awareness of our brand and products.

Revenue from our grills grew $122.8 million, or 45.8%, to $391.0 million for the year ended December 31, 2020 compared to $268.2 million for the year ended December 31, 2019. This increase was driven by higher unit volume compared to the prior year.

Revenue from our consumables grew $48.1 million, or 66.7%, to $120.2 million for the year ended December 31, 2020 compared to $72.1 million for the year ended December 31, 2019. This increase was driven by repeating sales of wood pellets and other consumables from our installed base of grills, as well as increased unit volume associated with the expansion of our installed base of grills.

Revenue from our accessories grew $11.5 million, or 50.1%, to $34.5 million for the year ended December 31, 2020 compared to $23.0 million for the year ended December 31, 2019. This increase was a driven by increased unit volume associated with the higher volume of grills sold.

Gross Profit

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(dollars in thousands)
Gross profit	$235,364	$155,780	$79,584	51.1%
Gross margin (Gross profit as a percentage of revenue)	43.1%	42.9%

Gross profit increased $79.6 million, or 51.1%, to $235.4 million for the year ended December 31, 2020 compared to $155.8 million for the year ended December 31, 2019. Gross margin as a percentage of revenue increased to 43.1% for the year ended December 31, 2020 from 42.9% for the year ended December 31, 2019. The increase in gross margin was driven by a favorable sales channel mix as we experienced increased DTC sales, potentially caused by shifts in consumer preferences for online shopping due to the COVID-19 pandemic, improved operating leverage and lower warranty expense. The increase in gross margin was offset in part by increased shipping costs, appreciation of the Chinese Renminbi relative to the U.S. Dollar, and increased cloud-hosting costs resulting from an increase in our number of WiFIRE connected grills and connected customers. In addition, gross margin was adversely impacted by an increase in our use of contract manufacturing for the production of wood pellets, as we added third-party production to meet increased demand in 2020.

Sales and Marketing

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(dollars in thousands)
Sales and marketing	$93,690	$66,921	$26,769	40.0%
As a percentage of revenue	17.2%	18.4%

Sales and marketing expense increased $26.8 million, or 40.0%, to $93.7 million for the year ended December 31, 2020 compared to $66.9 million for the year ended December 31, 2019. As a percentage of revenue, sales and marketing expense decreased to 17.2% for the year ended December 31, 2020 from 18.4% for the year ended December 31, 2019. The increase in sales and marketing expense was driven by a $15.5 million increase in advertising costs to drive customer awareness, demand, and conversion, a $6.8 million increase in professional services primarily related to third-party customer service support, a $4.6 million increase in personnel-related expenses associated with an increase in headcount in our marketing, customer experience, and sales functions and investment to build a team to support our current and future growth, and a $2.2 million increase in equity-based compensation to sales and marketing oriented employees due to a change in management’s probability assessment relating to the vesting of the ordinary performance units in 2020. These increases were offset in part by a $4.8 million decrease in travel-related expenses due to reduced travel during the COVID-19 pandemic.

General and Administrative

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(dollars in thousands)
General and administrative	$50,243	$45,304	$4,939	10.9%
As a percentage of revenue	9.2%	12.5%

General and administrative expense increased $4.9 million, or 10.9%, to $50.2 million for the year ended December 31, 2020 compared to $45.3 million for the year ended December 31, 2019. As a percentage of revenue, general and administrative expense decreased to 9.2% for the year ended December 31, 2020 from 12.5% for the year ended December 31, 2019. The increase in general and administrative expense was driven by a $8.1 million increase in equity-based compensation to general and administrative employees, primarily due to a change in management’s probability assessment relating to the vesting of the ordinary performance units in 2020, as well as a $1.8 million increase in personnel-related expenses associated with investments to build a team to support our current and future growth. These increases were offset in part by a $3.4 million decrease in professional and legal services and a decrease of $1.6 million in other administrative and travel-related expenses.

Amortization of Intangible Assets

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(dollars in thousands)
Amortization of intangible assets	$32,533	$33,100	($567)	(1.7)%
As a percentage of revenue	6.0%	9.1%

Amortization of intangible assets, substantially attributable to the 2017 acquisition of the Company, decreased $0.6 million, or 1.7%, to $32.5 million for the year ended December 31, 2020 compared to $33.1 million for the year ended December 31, 2019.

Other Income (Expense), Net

	Year Ended December 31,		Change
	2020	2019	Amount	%
	(dollars in thousands)
Interest expense	$(34,073)	$(39,462)	$5,389	13.7%
Other income (expense)	$7,526	$(462)	$7,988	n.m.

Total other income (expense), net	$(26,547)	$(39,924)	$13,377	33.5%
As a percentage of revenue	4.9%	11.0%

Total other expense, net decreased $13.4 million, or 33.5%, to $26.6 million for the year ended December 31, 2020 compared to $39.9 million for the year ended December 31, 2019. This decrease was due in part to an increase of $7.6 million in other income from gains recognized on foreign currency contracts. Interest expense decreased $5.4 million as a result of a lower applicable interest rate on our first lien term loan, which decrease was offset in part by an increase in borrowings under our revolving credit facility in 2020 as we sought to preserve liquidity during the initial phase of the COVID-19 pandemic.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the nine quarters ended March 31, 2021. In our opinion, the unaudited consolidated statements of operations data set forth below has been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	March 31, 2020	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	March 31, 2019
	(in thousands)
Revenue	$235,573	$133,727	$145,072	$153,190	$113,783	$74,738	$73,180	$119,196	$96,205

Cost of revenue	134,942	82,584	79,294	86,502	62,028	43,499	41,714	66,914	55,412

Gross profit	100,631	51,143	65,778	66,688	51,755	31,239	31,466	52,282	40,793
Operating expense:
Sales and marketing	30,851	29,353	26,635	20,984	16,718	16,921	17,563	19,134	13,303
General and administrative	13,556	14,606	17,327	9,306	9,004	14,059	10,670	10,475	10,100

Amortization of intangible assets	8,301	8,135	8,135	8,132	8,131	8,274	8,273	8,274	8,279

Total operating expenses	52,708	52,094	52,097	38,422	33,853	39,254	36,506	37,883	31,682

Income from operations	47,923	(951)	13,681	28,266	17,902	(8,015)	(5,040)	14,399	9,111
Other income (expense), net:
Interest expense	(7,812)	(7,764)	(8,061)	(9,063)	(9,185)	(9,101)	(9,734)	(10,297)	(10,330)

Other income (expense)	(458)	5,480	2,647	166	(767)	1,364	(1,399)	(1,381)	954

Total other income (expense), net	(8,270)	(2,284)	(5,414)	(8,897)	(9,952)	(7,737)	(11,133)	(11,678)	(9,376)
Income (loss) before provision for income taxes	39,653	(3,235)	8,267	19,369	(7,950)	(15,752)	(16,173)	2,721	(265)

Provision for income taxes	724	52	150	516	31	124	—	—	—

Net income (loss)	$38,929	$(3,287)	$8,117	$18,853	$7,919	$(15,876)	$(16,173)	$2,721	$(265)

Adjusted EBITDA

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Adjusted EBITDA on a consolidated basis. For information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, please see “—Non-GAAP Measures.”

	Three Months Ended
	March 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	March 31, 2020	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	March 31, 2019
	(in thousands)
Net income (loss)	$38,929	$(3,287)	$8,117	$18,853	$7,919	$(15,876)	$(16,173)	$2,721	$(265)

Adjusted to exclude the following:
Provision for income taxes	724	52	150	516	31	124	—	—	—
Other (income) expense	3,348	(3,789)	(2,324)	(351)	517	(1,055)	1,148	1,105	(1,114)
Interest expense	7,812	7,764	8,061	9,063	9,185	9,101	9,734	10,297	10,330
Depreciation and amortization	10,699	10,574	10,447	10,119	9,828	9,982	9,798	9,777	9,600
Equity-based compensation	956	1,751	9,805	640	614	574	555	617	606
Non-routine legal expenses	1,242	741	103	434	542	1,614	1,170	52	—
Offering related expenses	369	—	—	—	—	—	—	—	—

Adjusted EBITDA	64,079	13,806	34,359	39,274	28,636	4,464	6,232	24,569	19,157

Liquidity and Capital Resources

Historically, our cash requirements have principally been for working capital purposes, capital expenditures, and debt service payments. We have funded our operations through cash flows from operating activities, cash on hand, and borrowings under our revolving credit facility. In November 2020, we entered into a receivables financing agreement, which provided an additional financing option to address our working capital requirements.

Our future working capital requirements will depend on many factors, including our rate of revenue growth and profitability, the timing and size of future acquisitions, and the timing of introductions of new products and investments in our supply chain and implementation of technologies.

As of March 31, 2021, we had cash and cash equivalents of $17.1 million, $67.0 million of available borrowing capacity under our revolving credit facility, and $45.0 million of available borrowing capacity under our receivables financing agreement. On a pro forma basis, after giving effect to the Refinancing and this offering (including the application of net proceeds received by us in this offering), our total principal amount of indebtedness outstanding would have been approximately $379.2 million under our New First Lien Term Loan Facility as of March 31, 2021. In addition, we would have had up to $125.0 million of available borrowing capacity under our New Revolving Credit Facility and $100.0 million of available borrowing capacity under our receivables financing agreement. As of the date hereof, we have drawn down $2.0 million on our receivables financing agreement for general corporate and working capital purposes. We believe that our existing cash and cash equivalents, availability under our revolving credit facility and receivables financing agreement, and our cash flows from operating activities will be sufficient to fund our working capital requirements and planned capital expenditures, and to service our debt obligations, for at least the next 12 months. We may from time to time seek to raise additional equity or debt financing to support our growth or in connection with the acquisition of complementary businesses. Any equity financing we may undertake could be dilutive to our existing stockholders, and any additional debt financing we may undertake could require debt service and financial and operational requirements that could adversely affect our business. There is no assurance we would be able to obtain future financing on acceptable terms or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital.

In light of the large number of RSUs subject to the Chief Executive Officer Award and the RSUs subject to the IPO RSUs that have been granted in connection with this offering, we anticipate that we will incur substantial stock-based compensation expenses and may expend substantial funds to satisfy tax withholding and remittance obligations related to these RSUs. For example, the grant date fair value of the PSU CEO Awards and the Time-Based RSU CEO Awards is estimated to be $80.6 million, which we estimate will be recognized as compensation expense over a weighted average period of 4.87 years, though could be earlier if the stock price goals are achieved earlier than we estimated. We expect the stock-based compensation expense relating to these awards to adversely impact our future financial results.

In addition, in connection with the completion of this offering, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that we will incur aggregate equity compensation expense of approximately $43.9 million as a result of the acceleration of vesting of the unvested Class B unit awards issued by the Partnership.

Cash Flows

The following table sets forth cash flow data for the periods indicated therein:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net cash (used in) provided by operating activities	$(26,544)	$(11,524)	$46,597	$18,486
Net cash used in investing activities	(4,975)	(2,891)	(27,341)	(8,997)
Net cash provided by (used in) financing activities	37,064	50,015	(14,777)	(9,260)

Net increase in cash and cash equivalents	$5,545	$35,599	$4,479	$229

Cash Flow from Operating Activities

During the three months ended March 31, 2021, net cash used in operating activities consisted of net income of $38.9 million and net non-cash adjustments to net income of $15.8 million, offset by net changes in operating assets and liabilities of $81.6 million. Non-cash adjustments consisted of depreciation of property, plant, and equipment of $2.2 million, amortization of intangible assets of $8.5 million, equity-based compensation of $1.0 million, and unrealized gains on foreign currency contracts of $3.3 million. The decrease in net cash from net changes in operating assets and liabilities during the three months ended March 31, 2021 was primarily due to an increase in accounts receivable of $99.3 million and an increase in inventories of $6.7 million, offset in part by an increase in accounts payable and accrued expenses of $26.5 million.

During the three months ended March 31, 2020, net cash used in operating activities consisted of net income of $7.9 million and net non-cash adjustments to net income of $11.6 million, offset by net changes in operating assets and liabilities of $31.0 million. Non-cash adjustments consisted of depreciation of property, plant, and equipment of $1.5 million, amortization of intangible assets of $8.3 million, equity-based compensation of $0.6 million, and unrealized gains on foreign currency contracts of $0.5 million. The decrease in net cash from net changes in operating assets and liabilities during the three months ended March 31, 2020 was primarily due to an increase in accounts receivable of $31.1 million and an increase in inventories of $7.4 million, offset in part by an increase in accounts payable and accrued expenses of $7.4 million.

During the year ended December 31, 2020, net cash provided by operating activities consisted of net income of $31.6 million and net non-cash adjustments to net income of $50.6 million, offset by net changes in operating assets and liabilities of $35.6 million. Non-cash adjustments consisted of depreciation of property, plant, and equipment of $7.8 million, amortization of intangible assets of $33.2 million, equity-based compensation of $12.8 million, and unrealized gains on foreign currency contracts of $6.1 million. The decrease in net cash from net changes in operating assets and liabilities during the year ended December 31, 2020 was primarily due to an increase in accounts receivable of $30.2 million and an increase in inventories of $29.5 million, offset in part by an increase in accounts payable and accrued expenses of $28.4 million.

During the year ended December 31, 2019, net cash provided by operating activities consisted of a net loss of $29.6 million, net non-cash adjustments to net loss of $44.4 million, and an increase in net cash from net changes in operating assets and liabilities of $3.7 million. Non-cash adjustments consisted of depreciation of property, plant, and equipment of $6.1 million, amortization of intangible assets of $33.1 million, and equity-based compensation of $2.4 million. The increase in net cash from the net changes in operating assets and liabilities during the year ended December 31, 2019 was primarily due to an increase in accounts payable and accrued expenses of $17.1 million, offset in part by an increase in accounts receivable of $8.5 million and an increase in inventories of $5.0 million.

Cash Flow from Investing Activities

During the three months ended March 31, 2021, net cash used in investing activities was $5.0 million. The cash flow used was driven by the purchase of property, plant, and equipment of $4.9 million primarily related to the purchase of tooling equipment, the purchase of wood pellet production equipment, and internal-use software and website developments costs.

During the three months ended March 31, 2020, net cash used in investing activities was $2.9 million. The cash flow used was driven by the purchase of property, plant, and equipment of $2.5 million primarily related to internal-use software and website developments costs.

During the year ended December 31, 2020, net cash used in investing activities was $27.3 million. The cash flow used was driven by the purchase of property, plant, and equipment of $14.1 million primarily related to the purchase of wood pellet production equipment, tooling, and internal-use software and website developments costs. In addition, the cash used was driven by the acquisition of subsidiaries of $13.2 million related to the purchase of a wood pellet production facility and the purchase of intangible assets associated with the termination of distributor relationships.

During the year ended December 31, 2019, net cash used in investing activities was $9.0 million. The cash flow used was driven by the purchase of property, plant and equipment of $7.5 million primarily related to the purchase of tooling and internal-use software and website development costs.

Cash Flow from Financing Activities

During the three months ended March 31, 2021, net cash provided by financing activities was $37.1 million. The cash flow provided was driven primarily by net proceeds from our line of credit of $38.0 million partially offset by principal repayments under our first lien term loan of $0.9 million.

During the three months ended March 31, 2020, net cash provided by financing activities was $50.0 million. The cash flow provided was driven primarily by net proceeds from our line of credit of $51.0 million partially offset by principal repayments under our first lien term loan of $0.9 million.

During the year ended December 31, 2020, net cash used in financing activities was $14.8 million. The cash flow used was driven primarily by net repayments during the year of $10.0 million related to our revolving line of credit and principal repayments under our first lien term loan of $3.4 million.

During the year ended December 31, 2019, net cash used in financing activities was $9.3 million. The cash flow used was driven primarily by net repayments during the year of $5.5 million related to our revolving of credit and $3.4 million of principal repayments under our first lien term loan.

Credit Facilities

On September 25, 2017, we entered into (i) a first lien credit agreement with various lenders, or the First Lien Credit Agreement and (ii) a second lien credit agreement with various lenders, or the Second Lien Credit Agreement and together with the First Lien Credit Agreement, the Credit Agreements. On June 29, 2021, we refinanced our existing Credit Facilities and entered into a new first lien credit agreement, or the New First Lien Credit Agreement. The New First Lien Credit Agreement provides for a senior secured term loan facility, or the New First Lien Term Loan Facility, and a revolving credit facility, or the New Revolving Credit Facility and, together with the New First Lien Term Loan Facility, the New Credit Facilities. On June 29, 2021, we used a portion of the proceeds from the New First Lien Term Loan Facility to repay all amounts outstanding under our existing First Lien Term Loan Facility and Second Lien Term Loan Facility. These transactions are collectively referred to herein as the Refinancing.

First Lien Credit Agreement

The First Lien Credit Agreement, as amended, provided for a $340.7 million senior secured term loan facility, or the First Lien Term Loan Facility, and a $67.0 million secured asset-based revolving credit facility, or the Revolving Credit Facility.

The First Lien Term Loan Facility, as amended, accrued interest at a rate per annum that considered both fixed and floating components. The fixed component ranged from 3.75% to 4.25% per annum based on our most recently determined First Lien Net Leverage Ratio (as defined in the First Lien Credit Agreement). The floating component was based on LIBOR for the relevant interest period, subject to a minimum LIBOR rate of 1.00%. As of March 31, 2021, the total principal amount outstanding on the First Lien Term Loan Facility was $330.5 million. The weighted average interest rate on the First Lien Term Loan Facility was 5.50% and 6.73% for each of 2020 and 2019, respectively.

Loans under the Revolving Credit Facility, as amended, accrued interest at a rate per annum that considered both fixed and floating components. The fixed component ranged from 3.75% to 4.25% per annum based on our most recently determined First Lien Net Leverage Ratio (as defined in the First Lien Credit Agreement). As of March 31, 2021, there was no outstanding principal balance under the Revolving Credit Facility.

Second Lien Credit Agreement

The Second Lien Credit Agreement provided for a $115.0 million senior secured term loan facility, or the Second Lien Term Loan Facility, which together with the First Lien Credit Facilities are referred to as the Credit Facilities. The Second Lien Term Loan Facility accrued interest at a rate per annum that considered both fixed and floating components. The fixed component was 8.5% per annum. The floating component was based on LIBOR for the relevant interest period, subject to a minimum LIBOR rate of 1.00%. The weighted average interest rate on the Second Lien Term Loan Facility was 9.92% and 11.04% for each of the years ended December 31, 2020 and 2019.

New First Lien Credit Agreement

On June 29, 2021, we entered into a new first lien credit facility, or the New First Lien Credit Facility. The New First Lien Credit Facility provides for a $560.0 million New First Lien Term Loan Facility (including a $50.0 million delayed draw term loan) and a $125.0 million New Revolving Credit Facility.

The New First Lien Term Loan Facility accrues interest at a rate per annum that considers both fixed and floating components. The fixed component ranges from 3.00% to 3.50% per annum based on the consummation of a Qualifying Public Offering and our Public Debt Rating (each as defined in the New First Lien Credit Agreement). The floating component is based on the Eurocurrency Base Rate (as defined in the New First Lien Credit Agreement) for the relevant interest period. The First Lien Term Loan Facility requires quarterly principal payments from December 2021 through June 2028, with any remaining unpaid principal and any accrued and unpaid interest due on the maturity date of June 29, 2028. The delayed draw term loan includes a variable commitment fee, which is based on the fixed interest rate and ranges from 0% to the Applicable Rate (as defined in the New First Lien Credit Agreement). As of the date of this prospectus, the total principal amount outstanding on the New First Lien Term Loan Facility was $510.0 million.

Loans under the New Revolving Credit Facility, as amended, accrue interest at a rate per annum that considers both fixed and floating components. The fixed component ranges from 2.75% to 3.50% per annum based on the consummation of a Qualifying Public Offering and our most recently determined First Lien Net Leverage Ratio (as defined in the New First Lien Credit Agreement). The floating component is based on the Eurocurrency Base Rate for the relevant interest period. The New Revolving Credit Facility also has a variable commitment fee, which is based on our most recently determined First Lien Net Leverage Ratio and ranges from 0.250% to 0.500% per annum on undrawn amounts. Letters of credit may be issued under the New Revolving Credit Facility in an amount not to exceed $15.0 million which, when issued, lower the overall borrowing capacity of the facility. The Revolving Credit Facility expires on June 29, 2026 and no principal payments are due before such date. As of the date of this prospectus, there was no outstanding principal balance under the New Revolving Credit Facility.

Except as noted below, the Credit Facilities are collateralized by substantially all of the assets of TGP Holdings III LLC, TGPX Holdings II LLC, Traeger Pellet Grills Holdings LLC and certain subsidiaries of Traeger Pellet Grills Holdings LLC, including intellectual property and the equity interests along with the equity interest of each of these respective entities (other than TGPX Holdings II LLC). The assets of Traeger SPE LLC, substantively consisting of our accounts receivable, collateralize the receivables financing agreement discussed below and do not collateralize the Credit Facilities. There are no guarantees from parent entities above TGPX Holdings II LLC.

The agreements contain certain affirmative and negative covenants that limit our ability to, among other things, incur additional indebtedness or liens (with certain exceptions), make certain investments, engage in fundamental changes or transactions including changes of control, transfer or dispose of certain assets, make restricted payments (including dividends), engage in new lines of business, make certain prepayments and engage in certain affiliate transactions. In addition, we are subject to a springing financial covenant whereby we are required to maintain a First Lien Net Leverage Ratio (as defined in the New First Lien Credit Agreement) not to exceed 6.20 to 1.00. As of March 31, 2021, we were in compliance with the covenants under the prior Credit Facilities.

Accounts Receivable Credit Facility

On November 2, 2020, we entered into a receivables financing agreement, as amended, or the Receivables Financing Agreement. Pursuant to the Receivables Financing Agreement, we participate in a trade receivables securitization program administered by MUFG Bank Ltd. Through this arrangement, we have secured short-term capital requirements financing using outstanding accounts receivable balances as collateral, which have been contributed by us to a wholly owned subsidiary, Traeger SPE LLC. As a special purpose entity, or SPE, Traeger SPE LLC has been structured such that its assets (substantively the accounts receivable contributed by us to the SPE) are outside the reach of other creditors, including the lenders under our First Lien Credit Agreement and Second Lien Credit Agreement. While we provide services to the SPE through continuing involvement in the aspects of collection and cash application of the receivables, the receivables are owned by the SPE once contributed to it by us. We are the primary beneficiary and hold all equity interests of the SPE, thus we consolidate the SPE without any significant judgments.

On June 29, 2021, we entered into Amendment No. 1 to the Receivables Financing Agreement and increased the net borrowing capacity from the prior range of $30.0 million to $45.0 million up to $100.0 million. As of the date hereof, we are eligible to borrow $100.0 million under this facility. Absent any cash advances that exceed the SPE’s available cash, the SPE collects proceeds from the receivables and transfers available cash to us on a regular basis. We are required to pay an annual upfront fee for the facility, along with interest on outstanding cash advances of approximately 1.7%, and an unused capacity charge that ranges from 0.25% to 0.5%. The facility is set to terminate on September 25, 2022.

As of March 31, 2021, we had drawn down $38.0 million under this facility. As of the date hereof, we have drawn down $8.0 million under this facility for general corporate and working capital purposes.

Contractual Obligations.

The following table summarizes our contractual cash obligations as of December 31, 2020. This table does not include information on our recurring purchases of finished products or materials for use in production, as our inventory purchase contracts do not require fixed or minimum quantities.

	Payments by period
	Total	< 1 Year	1 - 3 Years	3 - 5 years	> 5 Years
	(in thousands)
Notes payable—principal payments(1)	$446,355	$3,407	$6,815	$436,133	$—
Interest on notes payable(2)	112,531	27,429	54,346	30,756	—
Operating leases(3)	60,061	4,547	7,289	9,744	38,481
Capital leases	903	335	500	68	—
Other purchase obligations(4)	7,447	3,488	3,959	—	—
Unused credit facility payments(5)	756	433	323	—	—

Total contractual obligations	$628,053	$39,639	$73,232	$476,701	$38,481

(1)

Represents borrowings under our prior Credit Facilities as of December 31, 2020. See “—Liquidity and Capital Resources—Credit Facilities.” On June 29, 2021 we refinanced our existing Credit Facilities and entered into the New First Lien Credit Agreement and repaid all amounts outstanding under our existing First Lien Term Loan Facility and Second Lien Term Loan Facility, including an outstanding principal balance of $445.5 million and accrued and unpaid interest of $6.9 million. The New First Lien Term Loan Facility accrues interest at a rate per annum that considers both fixed (ranges from 3.00% to 3.50% per annum based on the consummation of a Qualifying Public Offering and our Public Debt Rating (each as defined in the New First Lien Credit Agreement)) and floating components (based on the Eurocurrency Base Rate (as defined in the New First Lien Credit Agreement) for the relevant interest period). The First Lien Term Loan Facility requires quarterly principal payments from December 2021 through June 2028, with any remaining unpaid principal and any accrued and unpaid interest due on the maturity date of June 29, 2028. As of the date of this prospectus, the total principal amount outstanding on the New First Lien Term Loan Facility was $510.0 million.

(2)	Relates to estimated future interest payments for borrowings under our prior Credit Facilities.
(3)

Operating lease obligations relate to our office space (including a new headquarters, currently under construction) and warehouses. The lease terms are between one and sixteen years, and the majority of the lease agreements are renewable at the end of the lease period.

(4)	We have entered into noncancellable commitments primarily related to our cloud-hosting costs, software licenses, and other professional fees.
(5)

We were required to pay a commitment fee of 0.375% as of December 31, 2020 based on the unused portion of our revolving line of credit under the prior First Lien Credit Agreement, and a commitment fee of 0.5% based on the unused portion of the accounts receivable credit facility. Pursuant to the terms of the New First Lien Credit Agreement, the New Revolving Credit Facility has a variable commitment fee, which is based on our most recently determined First Lien Net Leverage Ratio and ranges from 0.250% to 0.500%. In addition, on June 29, 2021, we entered into an amendment to our Receivables Financing Agreement, pursuant to which we increased the net borrowing capacity to $100.0 million.

Refer to Note 10 and Note 13 to our financial statements and notes thereto included elsewhere in this prospectus for a discussion of our debt and operating lease obligations, respectively.

Off-Balance Sheet Arrangements

We do not have nor do we enter into off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

While our significant accounting policies are described in further detail in Note 2 in our consolidated financial statements included elsewhere in this prospectus, we believe that the following critical accounting policies reflect our more significant judgments and estimates used that management believes are particularly important in the preparation of our consolidated financial statements and that require the use of estimates, assumptions and judgments to determine matters that are inherently uncertain.

Revenue Recognition

As discussed in the “Recently Adopted Accounting Standards” section in Note 2 of the Notes to Consolidated Financial Statements, we adopted the new revenue recognition standard, ASC 606, Revenue from Contracts with Customers, at the beginning of 2019.

We determine revenue recognition through the following steps in accordance with ASC 606:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, we satisfy a performance obligation.

We derive substantially all of our revenue from the sale of grills, consumables, and accessories as well as associated shipping charges billed to customers. We recognize revenue at the amount to which we expect to be entitled when a contract exists with a customer that specifies the goods and services to be provided at an agreed upon sales price and when the performance obligation is satisfied when control of the products or services is transferred to our customers. The performance obligation for most of our sales transactions are considered complete when control transfers, which is determined when products are shipped or delivered to the customer depending on the terms of the contract. Sales are made on normal and customary short-term credit terms or upon delivery of point-of-sale transactions.

Shipping charges billed to customers are included in net sales and related shipping costs are included in cost of sales. We elected to account for shipping and handling activities performed after control has been transferred to the customer as a fulfillment cost.

We enter into contractual arrangements with customers in the form of individual customer orders which specify the goods, quantity, pricing, and associated order terms. We do not have long-term contracts that are satisfied over time. Due to the nature of the contracts, no significant judgment exists in relation to the identification of the customer contract or satisfaction of the performance obligation. We expense incremental costs of obtaining a contract due to the short-term nature of the contracts.

We have various contractual programs and practices with customers that give rise to elements of variable consideration such as customer cooperative advertising and volume incentive rebates. We estimate the variable consideration using the most likely amount method based on sales and contractual rates with each customer and record the estimated amount of credits for these programs as a reduction to revenue. Actual credits and their impact on reported revenue could differ from our estimates and could materially affect our results of operations.

We have entered into contracts with some customers that allow for credits to be claimed for certain matters of operational compliance or for returns to the retail customer from its end consumers. Estimates of the credits that will be issued associated with these items are estimated using the expected value method and are based on actual historical experience and are recorded as a reduction of revenue at the time of recognition or when circumstances change resulting in a change in estimated returns. Actual credits and their respective impacts on reported revenue could differ from our estimates and could materially affect our results of operations.

Warranty Costs

We generally provide our customers with a three-year limited warranty on residential model pellet grills and a one-year warranty on accessories for defects in material and workmanship under normal use and maintenance. Warranty liabilities are recorded on the basis of grills and accessories sold and reflect our estimate of warranty related costs expected to be incurred during the respective unexpired warranty periods. Our estimates of warranty costs are based on historical as well as current product replacement and related delivery costs incurred and warranty policies. New product launches require a greater use of judgment in developing estimates until historical experience becomes available.

If actual product replacement rates or deliver costs differ from our estimates, revisions to the estimated warranty liabilities recognized would be required and could materially affect our results of operations.

Valuation of Goodwill and Acquired Intangible Assets

Intangible Assets

Finite-lived intangible assets are initially recorded at fair value and presented net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We are currently amortizing acquired intangible assets, including customer relationships, business trademarks, patented technology, and other intangible assets over periods ranging between 7 years and 25 years. These assets were recognized in the purchase price allocation when we underwent a corporate restructuring and acquisition in 2017. We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss on intangible assets exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If the carrying amount exceeds the sum of the undiscounted cash flows, an impairment charge is recognized based on the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of tangible and identifiable intangible net assets acquired and the liabilities assumed in a business combination. Substantively all of our goodwill was recognized in the purchase price allocation when we were acquired in 2017 in connection with our corporate restructuring, with incremental amounts recognized in subsequent business combinations. Goodwill is not amortized, but is subject to an annual impairment test. In conducting our annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, we perform a quantitative assessment, analyzing the expected present value of future cash flows to quantify the amount of impairment, if any. We review goodwill for impairment annually during the fourth quarter of each fiscal year or whenever events or changes in circumstances indicate that an impairment may exist. We performed qualitative assessments of goodwill and determined based on the economic conditions and industry and market considerations, that it was more likely than not that the fair value of goodwill was greater than its carrying value, therefore the quantitative impairment test was not performed. Therefore, no impairment of goodwill was recorded for the years ended December 31, 2020 and 2019, respectively.

If actual results differ from our estimates and assumptions, an impairment charge of goodwill could occur, which could materially affect our results of operations.

Incentive Units

We record equity-based compensation expense related to Class B incentive units awards issued by TGP Holdings LP, our parent company, consistent with the compensation expense associated with the holder of the incentive units. The units granted by TGP Holdings LP have been issued for services performed on behalf of us. Therefore, the expense associated with these awards is pushed down to us.

The incentive unit grants are measured for expensing purposes at the grant date based on the fair value of the award. The incentive unit grants consist of time-based vesting units, ordinary performance vesting units, and extraordinary performance vesting units. Fair value of the time-based units, which have no performance measurement, is expensed according to the defined vesting schedule, which is typically for four years of service. Fair value of the performance-based units is expensed over the requisite service period based on the probability of us achieving the performance target, and such assessments are made no less frequently than quarterly. Fair value of the extraordinary performance units is expensed upon the achievement of an established return to the investors upon an exit event taking place that monetizes TGP Holdings LP equity holders, or if a change of control in the company occurs.

Determining the fair value of incentive unit awards on the grant date requires judgment. The estimated grant date fair values of the incentive unit awards granted during 2020 and 2019 were derived using option pricing models. The assumptions used in these option-pricing models requires the input of subjective assumptions and are as follows:

	For the year ended December 31,
	2020	2019
Volatility	50.3% - 69.0%	40.0%
Risk-free rate	0.2% - 0.7%	2.1%
Dividend yield	None	None
Marketability discount	18.6% - 23.9%	15%
Expected term in years	3	4

•	Volatility – The expected volatility is estimated based on the volatilities using a weighted peer group of companies that are deemed to be similar to us.

•	Risk-free rate – We base the risk-free rate on yields for U.S. Treasury securities for a period approximating the expected term.

•	Dividend yield – We do not anticipate paying any cash dividends in the near future and therefore use an expected dividend yield of zero.

•	Marketability discount – The Finnerty model and the Asian Protective Put Model methods were used to estimate the discount for lack of marketability inherent to the awards.

•	Expected term in years – Due to a lack of historical information, we develop the estimate based on the investment time horizon expectation of the investors.

The determination of incentive unit expense is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If factors change and different assumptions are used, the amounts recognized for incentive unit expense could be materially different and affect our results of operations.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 2 to our financial statements included elsewhere in this prospectus.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may take advantage of these exemptions until we are no longer an “emerging growth company.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates, foreign currency exchange risk, and commodity price risk. We do not hold or issue financial instruments for speculative or trading purposes.

Interest Rate Risk

We had cash and cash equivalents of $17.1 and $42.7 million as of March 31, 2021 and 2020. We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments. We had $445.5 million and $443.8 million of outstanding debt as of March 31, 2021 and 2020, respectively. Certain amounts under our Credit Facilities accrue interest at a floating interest rate. Based on the outstanding balance of the Credit Facilities as of March 31, 2021, for every 100 basis point increase in the interest rates, we would incur approximately $4.5 million of additional annual interest expense. We currently do not hedge interest rate exposure. We may in the future hedge our interest rate exposure and may use swaps, caps, collars, structured collars or other common derivative financial instruments to reduce interest rate risk. It is difficult to predict the effect that future hedging activities would have on our operating results.

Foreign Currency Exchange Risk

We have foreign currency risks related to certain of our foreign subsidiaries, primarily in Europe and China. The operating expenses of these subsidiaries are recorded in the currency of the countries where these subsidiaries are located, which is primarily Euros and Chinese Renminbi. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively minor at this time as the related costs do not constitute a significant portion of our total expenses.

In addition, our manufacturers and suppliers may incur costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our manufacturers and suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margin. In addition, a strengthening of the U.S. Dollar may increase the cost of our products to our customers outside of the United States. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates.

Our primary foreign currency exchange risk relates to the purchase of inventory from manufacturers denominated in Chinese Renminbi. We utilize foreign currency contracts to manage foreign currency risk in purchasing inventory and capital equipment, and future settlement of foreign denominated assets and liabilities. The volume of our foreign currency contract activity is limited by the amount of transaction exposure in each foreign currency and our election as to whether to hedge the respective transactions. We had outstanding foreign currency contracts as of March 31, 2021 and 2020, but did not elect hedge accounting for any of these contracts. All outstanding contracts are with the same counterparty and thus the fair market value of the contracts in an asset position are offset by the fair market value of the contracts in a liability position to reach a net position. For periods where the net position is an asset balance, the balance is recorded within prepaid expenses and other current assets on our consolidated balance sheet and for periods where the net position is a liability balance, the balance is recorded within derivative liabilities on the consolidated balance sheet. Changes in the net fair value of contracts are recorded in other income (expense), net in the consolidated statements of operations. At March 31, 2021 and 2020, the net asset fair value of our foreign currency contract positions was $2.9 million and $(0.3) million, respectively. Gains from these foreign currency contract positions were $0.8 million and $0.2 million for the years ended March 31, 2021 and 2020, respectively. At March 31, 2021, a 10% favorable or unfavorable exchange rate movement in the Chinese Renminbi in our portfolio of foreign currency contracts would have resulted in an incremental unrealized gain of approximately $9.5 million or loss of approximately $7.8 million, respectively.

We do not utilize foreign currency contracts for speculative purposes. There can be no assurance that our hedging arrangements or other foreign exchange rate risk-management practices, if any, will eliminate or substantially reduce risks associated with our exposure to fluctuating foreign exchange rates.

Commodity Price Risk

We are exposed to commodity price fluctuations primarily as a result of the cost of steel that is used by our manufacturers. For example, steel is the primary raw material used in manufacturing of our grills. Under our current agreements with our primary contract manufacturers, we have the ability to periodically fix the cost of our grills so that the manufacturers bear the risk of steel price fluctuation for a period of time. During such periods, increases in the price of steel would not impact our costs. However, our business can be affected by sustained dramatic movements in steel prices.

A Note from Jeremy Andrus, CEO of Traeger

An S-1 is a “disclosure document,” as my partners in this endeavor often remind me. I believe this S-1 is also an invitation to join a community we call “the Traegerhood.” I want to tell you why I joined this community and how it changes people’s lives, including my own.

When Traeger came across my desk in 2013, I didn’t recognize why it was extraordinary. I thought grills were commoditized slabs of metal. Honestly, I couldn’t remember which grill brand sat on my deck. On a research trip to The Home Depot, I saw rows and stacks of grills that seemed indistinguishable from one another. Did consumers care which grill they cooked on?

I like companies that compete based on their product experience, innovation, and brand. I didn’t think wood pellet grills—a category I had never heard of—could possibly be for me.

A few months later, the private equity firm that had brought Traeger to my attention insisted I take another look. They shared Traeger’s net promoter score, a measure of how likely people are to recommend the brand to friends and family. It was much higher than I expected. That passion for Traeger didn’t square with my assumption that grills were interchangeable. I needed to meet some customers.

I said to the first customer, “Tell me about your experience with Traeger.” He responded, “My Traeger changed my life.” Little did I know that hundreds of Traeger owners, from all walks of life, would tell me those exact words in the years to come. By the end of the interviews, I felt like I was speaking to members of a cult, not owners of a cooking device.

There was something powerful about Traeger that I couldn’t explain but couldn’t ignore. A grill that changes people’s lives. How was that possible? Unsure of the answer but eager to find it, I joined Traeger and became its CEO in 2014.

My family and I began to live the Traeger lifestyle, and it changed our lives too. In my home, the chef had always been Kristin, my wife, who for the last eight years has taught people to cook on live TV. Kristin did the grilling, not me. I thought I was an awful cook.

But when I started using our Traeger, I gained confidence and began to take pride in my cooking. Kristin and I began to share the responsibility and joy of crafting meals for our family and friends. I felt like a better cook, but more importantly, I felt like a better husband and father.

On Mother’s Day this year, I Traegered for our extended family. They didn’t just eat the food—they raved about it. While I would love to take credit for that Mother’s Day meal (and I did), the truth is that the Traeger wood pellet grill made me look—and feel—like a barbecue hero. That is part of how Traeger changes lives. It empowers people to nourish and delight their loved ones.

Until very recently, food was a communal experience. We hunted and gathered together. We cooked for each other. We bonded over meals and around fires. We honored the divine and sacred with food. Even today, the people we love are the people we eat with most often. Traegering in the backyard with friends and family is a way of rediscovering our own nature.

Perhaps that primal quality is what makes our community so authentic and passionate. Truly, the Traegerhood continues to blow my mind and fill me with gratitude.

Buying a Traeger is more like joining a brotherhood and sisterhood than purchasing a grill. Our community members share their experiences, celebrate successes, mentor novices, and gather in person. When we say our mission is to “bring people together to create a more flavorful world,” our product and technology are just the enablers. Our community fulfills that mission.

During the pandemic, I have especially felt the impact of this community. It was difficult for us all to be isolated at home, in our COVID pods, unable to see friends, family, and coworkers safely. During that time, Traegering became a source of solace. Online, the Traegerhood stepped up to the unusual moment, mustering the love and inspiration many of us needed.

The team here at Traeger also stepped up to this unusual moment. They are the unsung heroes of the Traegerhood. Nothing we accomplished over the past seven years would have been possible without their commitment to our vision and their willingness to journey far beyond their comfort zones.

Life at Traeger is not for the faint of heart. We don’t hold employees by the hand. Instead, we toss them into the deep end of the pool (metaphorically). We ask employees to take on challenges they have never encountered or solved before. I believe that is the secret to engaging employees and helping them find meaning in their work. Once someone has been tossed into the deep end, there is no going back to a work culture that lets people trade hours in a chair for income.

I am forever grateful that the Traeger team joined this adventure and took ownership over the outcome. There was no guarantee of success. Without the team, you would not be reading this disclosure document.

Traeger’s community and team are everything to me. That’s why I want to make a promise right now: going public doesn’t change who we are and what is sacred to us. We believe in doing the right thing for our community. We will not solve for short-term appearances. We will build for the long-term at a pace that makes sense. We will win by putting experience first. We will continue to embrace and live our values and empower others to live them too. We will continue to be irreverent in ways that other brands cannot or dare not be.

The Traegerhood predates our current management team. It is not owned by this company but co-owned by everyone who Traegers. As I invite you to join us as a shareholder, I do so on behalf of, and at the pleasure of, our community.

We are early in this journey. Investing in Traeger means pioneering the belief that a cooking experience can change people’s lives by changing their relationship with food, family, community, and their own humanity.

On behalf of my team and the Traegerhood, welcome. We’re glad you’re here.

Sincerely,

Jeremy Andrus, CEO of Traeger

BUSINESS

Welcome to the Traegerhood

Our mission is to bring people together to create a more flavorful world.

Traeger is the creator and category leader of the wood pellet grill, an outdoor cooking system that ignites all-natural hardwoods to grill, smoke, bake, roast, braise, and barbeque. Our Traeger grills are versatile and easy to use, empowering cooks of all skillsets to create delicious meals with a wood-fired flavor that cannot be replicated with gas, charcoal, or electric grills.

At the heart of our brand is a passionate and engaged community called the Traegerhood, which includes everyone from casual grillers to competition pitmasters and professional chefs. Our flagship wood pellet grills are internet of things, or IoT, devices that allow owners to program, monitor, and control their grill through our Traeger app, which is used on more than 1.6 million mobile devices per month. We complement our innovative cooking technologies with a digital library of approximately 1,600 original recipes and Traeger Kitchen Live cooking classes, which receive over 144,000 weekly views. In addition, we offer consumable products, such as wood pellets, rubs, and sauces, that drive recurring revenue.

Leveraging our authentic brand and the Traegerhood, we have established an omnichannel distribution strategy led by retailers ranging from Ace Hardware and The Home Depot to Wayfair and Williams Sonoma. We complement this retail channel with direct to consumer sales through our website and Traeger app. We believe this accessibility has fueled our growth, as we have increased our revenue from $262.1 million in 2017 to $545.8 million in 2020, representing a compound annual growth rate, or CAGR, of 28%.

Today, we estimate that 60% of U.S. households own a grill, representing a total addressable market of approximately 75 million households in the United States. With approximately 2.0 million Traegers sold in the United States from 2016 to 2020, we estimate that our U.S. household penetration is only 3% of this total addressable market. As a result, we believe our potential market opportunity is massive and that our ability to grow within and beyond the outdoor grill market is unrivaled. We see opportunities to expand our integrated, connected cooking platform with new types of technologies and experiences. Together with the Traegerhood, we are disrupting home cooking.

The Traeger

Before we invented the Traeger, the age-old practice of cooking with wood could be challenging. It was difficult to ignite the wood, maintain consistent temperatures, and create the right amount of smoke for flavoring.

With the advent of cooking methods such as electricity and gas, wood-fired cooking was, for a time, relegated to barbecue pitmasters and high-end restaurants. Nevertheless, cooking with wood can simply make food taste better. If done correctly, wood offers distinct flavors, and different types of woods can be used independently or in combination to introduce flavors that we believe are otherwise difficult to create.

The Traeger simplifies the process of cooking with wood and empowers everyone from a casual griller to a professional chef to create delicious meals that we believe cannot be replicated with gas-, electric- or charcoal-based cooking systems. Our grills use an auger to feed natural hardwood pellets into a fire pot, where they are ignited by a hot rod to create consistent heat and flavorful smoke. A fan stokes the fire and creates convection, which is key to the versatility of our grills. The Traeger monitors the temperature and adjusts the auger and fan to maintain consistent cooking conditions. All of this is accomplished by pressing a button and setting a temperature. We believe our wood pellet grills offer the following advantages:

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Taste: Hardwood smoke can make beef, pork, poultry, seafood, vegetables, and baked goods taste delicious. Wood-fired cooking suits numerous eating styles and diets including paleo, ketogenic, gluten-free, vegetarian, and vegan.

•	Versatility: The Traeger is able to grill, smoke, bake, roast, braise, and barbecue. Culinary traditions from around the world are represented in the Traeger recipe collection.

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Ease of Use: Connected Traegers can be programmed via smartphone to accomplish multi-hour cook cycles with minimal supervision. Thanks to this accessible user experience, even new Traeger owners can cook recipes ranging from barbecue ribs, Moroccan ground meat kebabs, and teriyaki-glazed cod to wood-fired pizza, focaccia bread, and chocolate chip cookies to smoked guacamole, blistered curry cauliflower, and pasta salad.

•	Consistency: By automatically monitoring and maintaining the set temperature, the Traeger cooks food with minimal supervision, creating consistent results each session.

•	Community: The Traeger brings friends, family, and neighbors together for memorable meals. These elevated experiences motivate the Traegerhood to support members with recipe ideas, photos, and tips.

Based on a survey we commissioned in 2017, owners of a Traeger and at least one other grill overwhelmingly preferred their Traeger in a head-to-head comparison against gas and charcoal grills, and approximately 90% of Traeger owners indicated that they planned to buy a wood pellet grill again as their next grill. We believe the Traeger outcompetes other outdoor cooking solutions because it creates mouth-watering results and transforms cooking from a chore into an enjoyable and cherished experience. Our grill owners proudly call it “Traegering.”

A Passionate Community

Everyone loves to eat. The Traeger teaches people to love cooking too. We strive to make our grill owners the heroes of their backyard gatherings with friends and family. Together, we carry on the ancient tradition of cooking food over a wood fire.

Members of the Traegerhood use their grill frequently and advocate passionately for our brand. Data from our cloud-connected grills suggest the average owner cooked 56 times on their Traeger in 2020. In a survey involving 235 Traeger owners, 80% of these customers responded that they have recommended Traeger to an average of six people. Our surveys also suggest that 80% of Traeger owners engage with the brand, whether by visiting our website (69%), talking about us with friends and family (56%), and/or watching our videos (47%).

Traeger has the largest social media community of any grilling brand, with 1.6 million followers across Facebook, Instagram, and YouTube as of March 15, 2021. We believe that this community brings new people to Traeger, creates solidarity within the Traegerhood, and motivates owners to use their grills more often. In 2020, our social media following grew 40%, and we doubled the percentage of followers who engage with our posts by sharing, liking, replying, or commenting. Our active members seem to eat, sleep, and breathe Traeger and contributed more than 350,000 user-generated posts across Instagram, Facebook, and Twitter in 2020.

Our group of foodies, pitmasters, and backyard heroes proudly wear our branded apparel, sometimes sport Traeger tattoos, and occasionally name a child after us (that’s not an exaggeration). From moms and dads to professional athletes and their fans, from outdoorsmen and outdoorswomen to weekend warriors and world-class chefs, the Traegerhood is an inclusive and diverse community. Together, we are redefining what home cooks can accomplish with a backyard grill, and we are making outdoor cooking accessible to everyone.

Strong Financial Performance

With our premium product offering, innovative approach to home cooking, and passionate community, we are delivering exceptional financial performance:

•	We increased the estimated average retail equivalent price paid for our grills from approximately $678 in 2017 to $839 in 2020, representing a CAGR of 7%;

•	We more than doubled revenue from $262.1 million in 2017 to $545.8 million in 2020, representing a CAGR of 28%;

•	We increased the percentage of revenue from sales of consumables, which includes wood pellets, rubs, and sauces, from 18.1% in 2017 to 22.0% in 2020;

•	We grew net income from a net loss of $22.3 million in 2017 to net income of $31.6 million in 2020; and

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We more than doubled Adjusted EBITDA from $54.4 million in 2019 to $116.1 million in 2020. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Market Opportunity

Food consumption is a fundamental part of life. In 2019, food was the third largest annual expenditure for consumers in the United States after housing and transportation according to the U.S. Bureau of Labor Statistics. Our ambition is to empower consumers to create memorable food with our integrated, connected home cooking platform. In the United States, the total spend on food at home, which primarily includes grocery purchases, was $1.1 trillion in 2020 and has grown at a CAGR of 4.3% since 2015 according to the U.S. Bureau of Economic Analysis. On top of that, consumers in the United States spent $698 billion on food away from home in 2020.

We believe our current premium product offering, which consists of cloud-connected wood pellet grills, consumables, and grill accessories In the United States, our primary market, we estimate that the installed base of grills was nearly 100 million as of December 31, 2020, with nearly one-third of U.S. grill-owning households owning multiple grills. We estimate that grills are replaced every five years on average, and that approximately 20 million grills were purchased in the United States in 2020.

We consider our market opportunity in terms of a total addressable market in the United States, or U.S. TAM, which we believe is the market we can reach over the long-term, and a serviceable addressable market in the United States, or U.S. SAM, which we address with our current products. According to our research, our U.S. TAM is comprised of approximately 75 million households that own a grill, representing approximately 60% of households in the United States. Our U.S. SAM, which is based on internal survey analysis, includes 45 million households that value Traeger’s differentiated quality, technology, and convenience. With approximately

2.0 million Traegers sold in the United States from 2016 to 2020, we estimate that we have penetrated approximately 3% and 5% of our U.S. TAM and U.S. SAM, respectively. For a discussion of the methodology used in determining our U.S. TAM and U.S. SAM, see the section titled “Industry and Market Data.”

Traeger’s U.S. Market Opportunity

*	Based on an installed base of approximately 2.0 million Traegers sold in the United States from 2016 to 2020.

We believe we have ample opportunity to expand the number of households comprising our U.S. SAM by:

•	Bringing New Households to the Category: As the pioneer of the wood pellet grill, we believe we are bringing new households to the category by illustrating the benefits of wood-fired cooking.

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Increasing Brand Awareness: We believe we and the Traegerhood will continue to grow our brand awareness by educating consumers about the versatility and ease of using a Traeger to create memorable food experiences.

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Developing New Innovations: We will continue to invest in innovative digital cooking technologies that we believe will inspire and motivate more households to use our products and upgrade to new grills in the future.

We also currently offer products in selected markets outside the United States and plan to expand to additional markets that exhibit similar trends in outdoor cooking and grill ownership. We believe these incremental markets will meaningfully expand our total addressable market.

What Sets Us Apart

Traegering is built on the radical idea that home cooking can become a universally enjoyable craft and an elevated experience when people have the right platform. We believe our owners are excited to fire up their Traegers and cook because of our disruptive approach. We believe the following competitive strengths have been instrumental to our success:

Pioneering Brand of Wood-Fired Cooking

For 34 years, Traeger has been the leading name in wood pellet grilling. We believe our differentiated cooking platform enables Traeger users to create memorable cooking experiences and allows us to cultivate a brand that we believe is:

•	Category defining: People talk about owning a Traeger, not a wood pellet grill, the same way people talk about owning a Peloton or a Harley-Davidson, not a connected spin bike or a motorcycle.

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Aspirational: The Traeger brand represents a lifestyle, not just a grill. We believe that fans wear Traeger apparel and discuss Traegering because they want to be associated with our brand and community.

•	Extensible: We believe our brand equity is strong enough that consumers may follow us into other categories in the food-at-home market.

We believe these core brand attributes provide us a competitive edge. The Traeger name is a stamp of quality and signal of inclusion in the Traegerhood.

Accessible User Experience

Our wood pellet grill is an outdoor cooking device that people can set and forget while they work or play. In fact, Traeger owners control their grill from their smartphone or smartwatch using our Traeger app, which can automate entire recipes with pre-programmed cooking cycles. The seamless Traeger user experience is summarized below and creates great results for first-time cooks and seasoned chefs.

•	Getting Started: The Traeger plugs into an electric socket, fires up with the push of a button, and comes to temperature quickly, on par with gas grills and significantly faster than charcoal grills.

•	Fuel the Fire: An auger motor and fan feed the fire with the right amount of wood and circulate the heat to create convection.

•	Set-it & Forget-it: An automated control system maintains the set temperature so that owners don’t need to babysit their grill.

•	Consistent Results: Precise temperatures create consistent results versus other cooking solutions that may dry out, overcook, or scorch food in the hands of novice or intermediate cooks.

•	Versatility: The Traeger can grill, smoke, bake, roast, braise, and barbecue, giving owners the ability to create a wide variety of meals.

We believe that our innovations have made wood-fired and wood-flavored recipes accessible to and enjoyable for all Traeger owners, driving usage, engagement with our digital community, and consumption of our wood pellets, rubs, and sauces.

Integrated, Connected Home Cooking Platform

In 2014, we reinvented the original Traeger with the launch of an integrated, connected home cooking platform that simplifies and enhances the Traeger experience. The key components of this integrated platform are:

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Innovative Wood Pellet Grill: We created the original wood pellet grill and have continued to innovate our grilling products over time. Our grills include precision temperature controls, built-in meat probes that allow the cook to monitor food temperatures without lifting the lid, a drip tray that helps avoid flareups, and a grease collection system that makes cleanup simple.

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Digital Content: We have created more than 1,600 original recipes that inspire Traeger owners to use their grill and learn new cooking skills. Members of the Traegerhood review our recipes and offer tips to help other owners select and perfect each meal. Through Traeger Kitchen TV, our weekly, live-streaming cooking classes, our community ambassadors and chefs introduce new recipes and produce video content that we can make available through our Traeger app and digital marketing channels.

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Recurring Revenue Consumables: Our consumables include wood pellets, which are made from natural, virgin hardwood and are available in a variety of flavors, as well as rubs, sauces, and other food items. Our more than 1,600 recipes call for our consumables, which represent a recurring and expanding sales opportunity as our customer base grows and the number of installed grills increases.

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Connected Grilling: We developed our proprietary WiFIRE technology to enable users to control and monitor their Traeger anytime, anywhere, through our proprietary Traeger app, their Apple Watch, or with voice controls via Amazon Alexa and Google Home. Owners can choose a recipe in the Traeger app and tap “Make Now” to run the recipe’s cook cycle on their connected grill. This semi-automated cooking experience takes the uncertainty out of making a new dish and delights Traeger owners.

Our integrated, connected cooking platform motivates Traeger owners to cook often, engage with our content and community, leverage our grills’ IoT capabilities, and purchase our consumables. The image below provides an overview of the engagement and flywheel effects generated through our platform.

Cooking success is addictive because it leads to a sense of accomplishment and a willingness to try new recipes. Each new experiment and progression drives consumption of our wood pellets, rubs, and sauces. On the Traeger app and our website, we offer Traeger-branded products that are recommended in our recipes, and we are continuously expanding our offering to satisfy voracious and adventurous Traeger owners. We believe our integrated and connected cooking platform creates a positive user experience that drives customer satisfaction and further household penetration while producing incremental data and recurring revenue.

Engaged, Vocal Advocates

Our cooking platform delights our customers; we know this because it has created a vocal and engaged community, which we call the Traegerhood. A diverse, global community, the Traegerhood is hungry to share experiences and encourage other members to try new recipes and cooking styles. We believe we have one of the most loyal and supportive fanbases and that much of our growth has come from word of mouth. Our passionate community strives to be:

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Always Traegering: Data from our cloud-connected grills suggest the average owner cooked 56 times on their Traeger in 2020 – approximately once every six days – for an average cook time of 76 minutes. With our installed base, this amounts to 91 million cook cycles on Traegers last year. The Traeger is an integral part of owners’ lives. Longer cook cycles fuel pellet consumption and indicate that owners are trying longer recipes, like pulled pork, in addition to quicker, weeknight meals, like glazed salmon. Even in colder months (November to February), when many other grills are stowed away for winter, Traeger owners cook an average of four times per month. Holidays and events such as Thanksgiving, Christmas, and the Super Bowl are among the most popular cooking days.

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Always learning: Our owners eagerly seek out new ideas to try at home. 92% of Traeger owners have used a Traeger recipe in the last year, and 74% report using a Traeger recipe one or more times in the last month. We provide access to more than 1,600 wood-fired recipes and our Traeger Kitchen Live classes attract over 144,000 views per week.

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Always networking: As our installed base grows, the Traeger experience becomes more integrated, more data-driven, more inspiring, more social, and more widely known. We believe we have the highest net promoter score in our category at 69 (compared to a category average of 46) according to a survey that we conducted in March 2021. Net promoter score is a rating metric used as a measure of customer advocacy and satisfaction as well as word of mouth referrals, expressed as a numerical value up to a maximum value of 100. Our methodology of calculating net promoter score for grill owners reflects data from a March 2021 survey of approximately 4,200 consumers across the United States, Canada, the United Kingdom, and Germany, including 2,600 consumers and 157 recent Traeger purchasers. Net promoter score gives no weight to responses declining to answer the survey question. In the survey, we asked respondents to “Please, tell us how likely you are to recommend the following grill brands to a friend or colleague on a scale of 0 to 10, where 1 = ‘Would definitely not recommend’ and 10 = ‘Would definitely recommend.’” Responses of 9 or 10 are considered “promoters,” responses of 7 or 8 are considered neutral or “passives,” and responses of 6 or less are considered “detractors.” We then subtract the number of respondents who are detractors from the number of respondents who are promoters and divide that number by the total number of respondents. We believe net promoter score is an important assessment to gauge customer satisfaction with our products and to measure the strength of our brand. In a separate survey involving 235 Traeger owners, 80% of customers responded that they have recommended Traeger to an average of six people. Moreover, an estimated 75% of Traeger owners believe the brand reflects who they are as people. We believe this network accelerates penetration and strengthens existing Traeger owners’ connection to the brand. In turn, their affinity for the brand drives recurring purchases of wood pellets, rubs, and sauces.

Continuous Investment in Disruptive Innovation

Beginning in 2014, we pioneered a digital outdoor cooking experience. Using software, internet connectivity, and cloud technology, we reinvented the original Traeger to be an IoT device featuring a variety of modern technologies, including:

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WiFIRE Technology: A cloud system, mobile application, and web-connected grill that enables users to automate recipe steps and control and monitor their grill from anywhere in the world using their smartphone.

•	D2 Direct Drive: A system designed to maintain grill temperature to +/-5° F of set temperature through variable speed fans and DC auger control.

•	Pellet Sensor: Measures pellet fuel levels and sends the data to the user’s Traeger app, triggering a low fuel alert if needed.

•	Super Smoke: A mode that maximizes production of hardwood smoke to infuse flavors into the food.

We improve the performance of our hardware by delivering firmware updates remotely to WiFIRE-enabled grills via the cloud. For example, last year we delivered a firmware update that allowed our Pro Series grills to reach temperatures as high as 500° F, up from 450° F originally. This firmware update expanded the types of recipes grill owners can perform on their Traeger without requiring them to buy new hardware.

In addition, we use data from WiFIRE-enabled grills to better understand our users’ cooking habits. Cook cycle data, for instance, tells us which recipes are used, how long cook cycles last, the grill temperature, and what time of day the grill is active or on standby. This information guides recipe and product development and can allow us to personalize recipe recommendations for each grill owner. We believe that together, our proprietary technology, data, continuous improvements, and personalization drive engagement, more frequent cooking cycles, and purchases of our consumables. Furthermore, to protect our integrated platform, we invest in intellectual property. As of March 31, 2021, we had approximately 45 issued U.S. patents and 21 U.S. patent applications pending, which serve to protect our rights and make it difficult for our competitors to replicate our platform.

Visionary Management Team and Award-Winning Culture

The Traegerhood starts at the top and runs through the organization. In 2014, Jeremy Andrus invested in the business and became our CEO. Seeing potential in the brand, Mr. Andrus relocated the headquarters to Salt Lake City, Utah, recruited a multidisciplinary team, and implemented an innovative product and distribution strategy that accelerated business growth.

We value calculated risk-taking, innovation, and independent decision-making. Our employees live the Traeger lifestyle at home with their own grills and at our office with its outdoor barbecue deck and test kitchen. We have gathered a diverse group of high-horsepower individuals, from various leading brands and businesses, who understand our strategy and have the autonomy to further it.

Today, more than 700 employees located in 35 states and nine countries drive our success. We believe we are among the most attractive employers in Salt Lake City and the greater Mountain West areas. We were voted a “Best Company to Work For” from 2016 to 2018 by Utah Business.

We believe our award-winning culture ultimately drives positive partner and consumer experiences.

Strong Financial Profile Marked by Recurring Revenue

We have historically delivered consistent growth, and have increased our revenue at a CAGR of 28% from 2017 to 2020, and reached $545.8 million for the year ended December 31, 2020. Our revenue increased by 107.0% for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020, and reached $235.6 million for the three months ended March 31, 2021.

We believe our financial profile is strengthened by recurring revenue from our consumables. Consumables generated 22.0% and 17.3% of our total revenue for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively. For the year ended December 31, 2020, we estimate that Traeger owners bought approximately 110 pounds of Traeger wood pellets, up from approximately 87 pounds for the year ended December 31, 2018. Based on a survey we conducted in November 2020, we believe that 96% of Traeger owners purchased Traeger wood pellets in the last year.

We also aggressively invest in innovation and new technology, which we believe can drive revenue growth. Due in part to the pace of wood pellet grill innovation, we estimate that owners of wood pellet grills replace their grills 44% faster than owners of gas grills on average. We believe our innovation and technologies have allowed us to increase the estimated average retail equivalent price paid for our grills from approximately $678 in 2017 to $839 in 2020 – well above the market-average selling price for wood pellet grills of $596 in 2020. We estimate the average retail equivalent price based on an analysis of our recommended retailer pricing and retail channel volume and our direct to consumer, or DTC, channel pricing and volume. In turn, rising wood pellet sales, higher average retail equivalent prices, regular product releases, and expansion in accessories and consumables help to increase the lifetime value of our customers.

Our Growth Strategies

Our mission is to bring people together to create a more flavorful world. To accomplish this, we plan to:

Expand the Wood Pellet Category and Increase Brand Awareness

With approximately 3% household penetration in the United States, we believe our market opportunity is significant. Brand awareness for the wood pellet category is approximately 25%, which suggests that a majority of U.S. consumers are unfamiliar with a wood pellet grill and what we consider its advantages over gas and charcoal. By increasing consumer awareness and leading the premiumization of outdoor cooking, we are seeking to make wood pellet grills the top tier of the category. Our strategy is to ensure that discerning consumers think of wood first when purchasing or replacing a grill.

Shortly after launching in 1987, we built a dedicated community around the Traeger experience. Our strategy has been to harness the power of this community, the Traegerhood, to strategically grow the brand. In our core markets, brand awareness historically grew through word-of-mouth advertising, in-store education, and social media. For the year ended December 31, 2020, we estimate that our Traeger owner acquisition cost was approximately $113 per Traeger owner added during the period, down from approximately $131 per Traeger owner added during the year ended December 31, 2019.

Today, we believe we have an opportunity to drive customer growth significantly by increasing investments in marketing. Towards that end, we are focusing on marketing campaigns to scale unaided brand awareness and accelerate household penetration. Across our heritage Oregon, Utah, and Washington markets, we estimate our average household penetration was 10.6% in 2020, and has grown rapidly over the last few years. These heritage markets continue to represent some of our fastest growing markets.

Our proven marketing strategy is now driving awareness outside of our heritage markets. For example, in a recent targeted marketing campaign, from 2019 to 2020 we generated a 280% increase in measured awareness and a 34% increase in grill sales in a particular market compared to a nearby control market. Replicating this strategy in other markets could drive similar increases in awareness and sales. By following this playbook, we aim to continue to penetrate and expand our SAM.

Optimize Our Omnichannel Distribution Strategy

We are pursuing an omnichannel distribution strategy. Our primary focus is on retail, where we seek to build top-tier retail relationships and deliver authentic in-store marketing experiences that are optimized for conversion. Although there is untapped retail whitespace, within this channel our strategy is to develop deep and strong relationships with retailers. We complement our retail channel with our DTC channel, where we have purposefully moderated customer acquisition because we believe the experience of interacting with a Traeger, guided by trained salespeople, is the most valuable method of customer acquisition at this stage. To further optimize our distribution strategy, we are seeking to:

•	Maximize retail productivity. We have significant room for growth in the United States. Approximately 60% of U.S. households own a grill, but our current penetration is only approximately

3%. We plan to continue working with leading retailers and across diverse channel segments, focusing on high productivity in limited points of wholesale distribution.

We have a broad network of national retailers that span multiple categories, including Ace Hardware, Amazon.com, BBQGuys, Cabela’s, Costco, Do it Best, RC Willey, Scheels, The Home Depot, Wayfair, and Williams Sonoma. We plan to continue working with our retail partners to further calibrate our product assortment to each channel and its core audiences. By improving productivity rather than just increasing the number of doors, we believe we can build strong partnerships that align with our growth strategy.

Our team is very active at the point of sale. Our Brand Ambassadors performed an estimated 2,000 roadshows and demos across our network of retailers and at special events. These demonstrations serve as a trial for potential grill owners and have been shown to drive conversion and brand loyalty. Furthermore, by offering a variety of grill lines that differ in size, price, construction, materials, and digital technologies, we are able to target a broad range of customer at the point of sale.

Overall, we believe that our retail strategy leads to more and better retail space as well as improved merchandising at each point of sale.

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Grow DTC to complement retail sales. For the year ended December 31, 2020 and the three months ended March 31, 2021, approximately 7% and 2%, respectively, of our revenue was generated through our DTC channel. Our DTC channel enables us to serve hard-to-reach consumers who do not shop with one of our retail partners. It also serves the many Traeger owners who visit our website for recipes and wish to order the accompanying wood pellets, rubs, and sauces.

Through our DTC channel, we are creating a flagship experience for the Traeger brand globally. We believe there is a significant global DTC growth opportunity that is incremental and does not meaningfully detract from retailer productivity.

As part of our omnichannel distribution strategy, we have established DTC-specific technology, operations, and functionality that can scale. We believe we have everything in place to acquire customers and even manage subscriptions. We also see opportunities to curate third-party brands and bundle offers.

Grow Recurring Revenue

The more Traegers there are in homes, the more opportunities we have to build brand awareness and sell consumables. We believe Traeger owners already prefer our wood pellets. We plan to leverage that loyalty to build a preference for Traeger-branded rubs, and sauces as well. Just like our wood pellets, our other consumables promise quality and dependability for our owners. To continue growing sales of our consumables, we plan to:

•	Expand the accessibility of our wood pellets and other consumables through new distribution and easy DTC purchase experiences.

•	Inspire Traeger users to cook more at home through digital content.

•	Grow our portfolio of consumables, including new flavors of wood pellets, rubs, and sauces.

As we execute on these strategies, we believe we can significantly increase our recurring revenue.

Export our Brand Globally

We estimate that North America accounts for roughly half of the worldwide outdoor cooking market. To expand globally, we plan to export our omnichannel distribution strategy and brand awareness playbook to key markets that have a culture of outdoor cooking but have only experienced gas and charcoal. In North America, we are taking market share from multinational gas and charcoal brands, and abroad, we believe we are positioned to do the same.

Disrupt Cooking Experiences, Outdoors and Indoors

We are disrupting outdoor cooking by providing a solution that delivers exceptional taste, versatility, ease of use, consistency, and community. We believe that we can replicate this experience with other cooking modalities. We plan to target categories where consumer demand is strong, but innovation has been lacking. Through product innovation, authentic branding, a passionate community, and strong partnerships, we believe we can introduce the Traeger experience into other categories in the food-at-home market.

A More Flavorful World

Storied and relentlessly innovating, we are teaching people to love the experience of cooking. Preparing and sharing a meal that has been cooked over fire is a communal celebration of who we are. Cooking with fire gave our ancestors the calories required to evolve and the time to focus on more than the hunt – it made us human.

Communities formed around the flame, and they still do. There is nothing like the community we are building around a high-tech flame. Its members are not just “consumers.” They are co-owners of the Traeger brand, co-inventors in our product development, and co-collaborators in bringing people together to create a more flavorful world.

Our Products and Integrated, Connected Cooking Platform

The Original

In 1987, we invented the original wood pellet grill. The original Traeger helped to transform outdoor cooking by making it easy to enjoy the delicious flavors of wood-fired food. Prior to the original Traeger, cooking with wood fire was difficult and there was no efficient way to ignite the wood, maintain consistent temperatures, and create the right amount of smoke. The original Traeger helped to solve these challenges, making it easier for home cooks to achieve extraordinary culinary results.

The Reinvented Original

We’ve come a long way since 1987 and have made significant improvements to our grills and technologies. Along the way, our product design has been centered on our core concepts of taste, versatility, ease of use, consistency, and community.

Beginning in 2014, we pioneered a digital outdoor cooking experience. Using software, internet connectivity, and cloud technology, we reinvented the original Traeger to be an internet of things, or IoT, device featuring a variety of modern technologies, including:

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WiFIRE technology – Utilizes cloud-computing, our Traeger app, and our cloud-connected grills to enable users to automate recipe steps and control and monitor their grill from anywhere in the world using their smartphone.

•	D2 Direct Drive – An automated control system that maintains grill temperature to +/-5 degrees of set temperature through fans and DC auger control.

•	Super Smoke Mode – A proprietary cooking mode that maximizes production of hardwood smoke to infuse flavors into food.

•	Pellet Sensor – A connected sensor that measures wood pellet levels and communicates with our Traeger app, enabling users to monitor fuel levels and receive alerts when fuel gets low.

•	TurboTemp – A rapid startup system that brings the grill to cooking temperature and reacts quickly to temperature changes.

Today, our wood pellet grills feature modern, updated designs that improve upon the original. Our grills use an auger to feed natural hardwood pellets into a fire pot, where they are ignited by a hot rod to create heat and flavorful smoke. A fan stokes the fire and creates convection, which is key to the versatility of our grills. A drip tray funnels the grease, fat, and oil to an external bucket to help prevent flareups and simplify cleanup.

Our Integrated Platform

Our integrated platform includes four types of products: wood pellet grills, digital content, the Traeger app, and consumables. We integrate these products to optimize the cooking experience and produce valuable feedback loops with consumers.

As an example of how our integrated platform works, consider a new Timberline grill owner that is looking to use their grill for the first time. This owner might search our website for ideas and find our beginner-rated Smoked Midnight Brisket recipe, which calls for four of our consumable products. After buying these ingredients and a grill cleaning accessory from a nearby retailer, the owner might then use the Traeger app to program this recipe into the grill. During the 12-hour cook cycle, the owner may then read a Traeger tutorial on “How to Slice a Brisket Against the Grain.” After producing a delicious, well-cut brisket, the owner may share his or her experience with others offline or online via social media, which can lead or encourage others to buy a Traeger and start their own cycle. If the owner likes the food and experience, they are also likely to use more Traeger recipes and buy more consumables.

As a result, our integrated platform can drive grill usage, brand affinity, word of mouth, and purchases of our consumables.

Our Grills

We offer six primary grill lines. These grills vary in size, price, construction, materials, and digital technologies. Our grills represented 71.7% of our revenue for the year ended December 31, 2020 and 75.9% of our revenue for the three months ended March 31, 2021.

Timberline Series ($1,799.99 – $1,999.99)

The Timberline is the premier outdoor cooking solution in our grill lineup. We offer two sizes of Timberline models that provide 1,300 and 850 square inches of cooking space, respectively, and utilize three tiers of stainless steel racks. Both models hold 24 pounds of pellets in the hopper and reach a max temperature of 500° F. We offer qualified customers in the United States six-, 12- and 18-month financing options, with payments starting as low as $113 per month.

Ironwood Series ($1,199.99 – $1,499.99)

The Ironwood is second to the Timberline in our lineup. We offer two sizes of Ironwood models that provide 885 and 650 square inches of cooking space, respectively. Both models hold 20 pounds of pellets in the hopper and reach a max temperature of 500° F. We offer qualified customers in the United States six-, 12- and 18-month financing options, with payments starting as low as $75 per month.

Pro Series with WiFIRE ($799.99 – $999.99)

We offer two sizes of cloud-connected Pro Series grills that provide 780 and 575 square inches of cooking space, respectively. Both models hold 18 pounds of pellets in the hopper and reach a max temperature of 500° F. We offer qualified customers in the United States six-, 12- and 18-month financing options, with payments starting as low as $73 per month.

Pro Series without WiFIRE ($599.99 – $699.99)

We offer two sizes of Pro Series grills that provide 884 and 572 square inches of cooking space, respectively. Both models hold 18 pounds of pellets in the hopper and reach a max temperature of 450° F. We offer qualified customers in the United States six-, 12- and 18-month financing options, with payments starting as low as $55 per month.

Town and Travel Series ($299.99 – $469.99)

Our portable grills offer wood pellet grilling technology in a compact, lighter weight unit for camping, tailgating, boating, and other mobile use cases. We currently offer Ranger, Tailgater and Scout portable models that are designed to cover a range of specific activities and uses. Financing is available for qualified customers in the United States.

Ranger

The Ranger offers 176 square inches of cooking space and holds 8 pounds of pellets in the hopper. It weighs 60 pounds and reaches a max temperature of 450° F. Key features of the Ranger include a digital arc controller with 5° F increments, advanced grilling logic for temperature control, and a latched lid for transport.

Tailgater

The Tailgater offers 300 square inches of cooking space and holds 8 pounds of pellets in the hopper. It weighs 62 pounds and reaches a max temperature of 450° F. Key features of the Tailgater include a digital arc controller with 5° F increments, advanced grilling logic for temperature control, and EZ-fold legs for transportation and storage.

Scout

The Scout is the most compact and affordable grill in our lineup. It offers 176 square inches of cooking capacity and holds 4 pounds of pellets in the hopper. It weighs 45 pounds and reaches a max temperature of 450° F. Key features of the Scout include a digital arc controller with 25° F increments and a latched lid for transport.

Club Lineup

We also offer a special lineup of grills through targeted channels, including Costco’s retail locations and website. These grills are available in different sizes and with a variety of features.

Scout	Junior	Mesa	Texas Elite 34

Prairie	Silverton 620	Century 885	Silverton 810

Our Digital Content

We produce a library of digital content including instructional recipes and videos that demonstrate tips, tricks, and cooking techniques that empower Traeger owners to progress their cooking skills. In addition, we produce short- and long-form branded content highlighting stories, community members, and lifestyle content from the Traegerhood.

1,600 Recipes and Counting

Creating an extensive array of wood-fired recipes is crucial to educating our consumers and inspiring them to cook more often and craft even better food. From quick and easy entry-level dishes to more advanced culinary endeavors, we cater to all levels of cooks. Our recipes include appetizers, main dishes, sides, desserts, and even wood-fired cocktails to tie the meal together. They range from traditional barbecue classics like ribs and brisket to Spanish-style Paella, Italian porchetta, and even homemade baked pie, allowing consumers to take full advantage of the grill’s versatility. The majority of our recipes are developed and tested by our in-house culinary team. However, we also leverage our network of chefs, recipe developers, and pitmasters to source recipes and insights.

Traeger Kitchen Live

We offer weekly, live-streaming cooking classes to consumers through our Traeger Kitchen Live series, where our community ambassadors welcome consumers into their kitchens and instruct on how to use a Traeger for everything from barbecue brisket to baked goods. They also share tips and tricks and interact with viewers.

Traeger Shop Class

We currently offer “Shop Class: Private Table,” a series of shop classes that are taught online by community ambassadors and Traeger Pro team members and feature detailed prep-to-plate instruction. The small group format ensures that the class is personal and interactive. With the purchase of their ticket, participants receive a list of supplies they’ll need to follow along in real-time. They are also mailed a swag bag filled with goodies. Shop Classes are also offered in-person in select markets throughout the year.

The Traeger App

Our Traeger app, which we launched in 2017, is a mobile software application available on iOS or Android devices. The Traeger app is free to download from the Apple App Store or Google Play, is free to use, and is used on more than 1.6 million mobile devices per month.

With the Traeger app, grill owners can:

1.  Pair their WiFIRE grill to enable remote control of key functions, monitor pellet levels and temperatures, and program the grill to run cook cycles based on Traeger recipes.

2.  Interact with pitmasters, chefs, and culinary experts and learn straight from pros with detailed video recipes. Step-by-step snapshots break down each recipe and guide users through every part of the process. Content is personalized to the users based on their skill level and dietary preferences.

3.  Purchase our grills, consumables, and accessories or lookup their nearest retailer. Convenient access to shopping can encourage users to purchase Traeger products featured in their recipes and instructional content.

Our Consumables

We offer a variety of Traeger-branded wood pellets, rubs, and sauces for use when cooking with our grills. Our digital content and expanding collection of recipes provide users with more than 1,600 recipes to explore and test their skills with these Traeger-branded flavor enhancers. Our consumables represented 22.0% of our revenue for the year ended December 31, 2020 and 17.3% of our revenue for the three months ended March 31, 2021.

Traeger Wood Pellets

We offer premium wood pellets made from 100% natural, virgin hardwood. They are made in the United States and we oversee production from sawmill to shelf. Our wood pellets are designed to offer predictable, consistent burn and wood-fired flavors. We sell our wood pellets in 20 pound bags for $18.99 to $29.99 per bag.

Pecan: Sweet, spicy, assertive	Signature Blend: Hickory, Maple, Cherry - Full-bodied, versatile flavor

Hickory: Full-bodied, bold	Reserve Blend: Oak, Cherry, and Apple hardwood blend. *Available at ACE Hardware only

Apple: Light, slightly fruity	Turkey Blend: Oak, Hickory, Maple hardwood blend with a hint of Rosemary. Includes Traeger orange brine and turkey rub kit

Cherry: Subtly sweet, fruity	Gourmet Blend: Versatile mix of sweet maple complemented by notes of savory hickory and tart cherry. *Available at Costco only

Mesquite: Hearty BBQ flavor

Traeger Rubs and Sauces

We offer a variety of rubs and sauces, as well as seasonings and marinades. These products are made in the United States with high-quality ingredients.

Rubs

Traeger Rub: Sweet, salty, and savory with zesty garlic, herby basil and oregano notes and the subtle smokiness of paprika and chili pepper	Traeger Winemaker’s Napa Valley Rub: Sweet and savory blend of red wine, fennel, garlic bring the flavors of Napa Valley

Traeger Chicken Rub: Black pepper and chili powder teamed up with citrus and cane sugar	Traeger Veggie Rub: Garlic, chili powder, other spices

Traeger Beef Rub: Sweet molasses balanced with paprika, chili powder, and other spices	Traeger Pork & Poultry Rub: Paprika, onion, chili pepper bring savory notes, while apple and honey add a touch of sweetness

Traeger Prime Rib Rub: Sweet and savory featuring rosemary and garlic	Traeger Orange Brine And Turkey Rub Kit: Thanksgiving flavors with orange brine and Turkey Rub

Traeger Coffee Rub: Traditional spices like garlic, paprika, and black pepper get a boost from coffee and cocoa	Traeger Bloody Mary Cocktail Salt: Pure sea salt with celery seed, garlic, paprika, black pepper

Traeger Fin & Feather Rub: Garlic, onion, and just a hint of spiciness	Traeger BBQ Rub & Spices Sampler Kit: Beef Rub, Chicken Rub, Coffee Rub, Traeger Rub, Prime Rib Rub, Pork & Poultry Rub

Traeger Blackened Saskatchewan Rub: Secret signature blend of garlic and other spices	Traeger Ultimate Seasoning 3 Pack: Chicken Rub, Prime Rib Rub, and Pork & Poultry Rub
Traeger Jerky Rub: Loaded with soy sauce, brown sugar, chili powder, bell pepper

Sauces & Cocktail Mixers

Traeger ‘Que BBQ Sauce: Signature barbecue Sauce featuring notes of brown sugar, smoky hickory, and tangy vinegar	Traeger Sugar Lips Glaze: Rich sweetness with a bit of tanginess and a hint of herby flavors
Traeger Sweet & Heat BBQ Sauce: Tangy sweetness of Apricot barbecue sauce with the peppery kick of Texas Spicy BBQ for a balance of sweet and heat	Traeger Smoked Simple Syrup: Simple syrup features sweet notes of vanilla and clove, balanced with light, smoky flavor
Traeger Texas Spicy BBQ Sauce: Peppery heat and thin consistency ideal for marinating	Traeger Smoked Bloody Mary Mix: Hints of horseradish, and a kick of cayenne, mixed with wood-fired smoke taste

Traeger Apricot BBQ Sauce: Tangy sauce featuring apricot sweetness

Our Accessories

We offer a variety of grill accessories (including covers, drip trays, bucket liners, and shelves), tools to aid in meal prep, cooking, and cleanup (including pellet storage systems, cleaning solutions and barbecue tools), replacement parts, and apparel and merchandise (including t-shirts, hooded sweatshirts, and baseball hats, in unisex, male, and female styles). Our accessories represented 6.3% of our revenue for the year ended December 31, 2020 and 6.8% of our revenue for the three months ended March 31, 2021.

Marketing

Following the launch of the original Traeger in 1987, a dedicated community began to form around the Traeger experience. Our strategy has been to harness the power of this community and strategically grow our brand using a “win where it matters” approach, which focuses on core demographics that are aligned with our brand, from the barbecue world to the outdoors and culinary spaces.

With this targeted approach, we have maintained a unique sense of authenticity as the creator of a cooking experience that welcomes everyone from casual backyard grillers to James Beard Award-winning chefs. Our marketing strategy has produced organic growth by building relationships, having a strong brand presence at industry and culinary events, and winning the “hearts and minds” of consumers with an authentic brand backed by devoted followers. We have grown the brand by extending that playbook to new communities and geographic regions, all without losing our focus on engaging with existing grill owners.

Our Marketing Team

Our team consists of members across a broad range of functions and perspectives, including brand marketing, digital marketing, retail product marketing, culinary, events management, creative, consumer insights, and customer experience. We bring experiences from leading consumer, lifestyle, and technology brands to the table and, collectively, we share a passion for the consumer and empathy for how our brand interacts with their lives.

Our Marketing Channels

With our community as a foundation, we have scaled and increased broader consumer awareness through omnichannel initiatives. At the center of our efforts is a relentless focus on the customer journey, which starts with initial awareness of the Traeger brand and continues through purchasing and beyond. The purchase of the grill is just the beginning, as we assist with onboarding and provide supplemental content and personalized recipe recommendations to help owners continue to cook and improve their skills and repertoire. We aim to provide experiences that transform cooking from a chore into a craft and deliver pinnacle moments for the consumer as they incorporate their Traeger into holidays, celebrations, milestones and get-togethers.

We have invested significantly in our initiatives to increase broader consumer awareness of our brand and wood pellet grills. From 2018 to 2020, we invested $55.1 million to accelerate brand-building initiatives, including $30.3 million in 2020. We utilize the following key channels to engage with existing and potential customers:

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Social Media – Our social media sites serve not only as places for consumers to discover and learn about our brand, but also as home base for the Traegerhood to gather, grow their skills, get inspired, and share their passion. Social media allows our community to stay aware of current cooking trends and consume our dedicated Traeger content across a variety of social media platforms. As of March 31, 2021, we had approximately 980,000 Instagram followers and 431,000 Facebook followers, an increase of approximately 286,000 and 81,000 from the prior year, respectively. In addition, we had 72 million YouTube site views from the beginning of the first quarter of 2020 through March 31, 2021.

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Community Ambassadors – Our community ambassadors are masters of their crafts and include professional athletes, hunters, Michelin-star and James Beard Award-winning chefs, and world-class pitmasters. We have more than 1,400 community ambassadors, including people with dedicated social media followings who can craft incredible food on a Traeger and influence their respective communities with authentic content. We leverage our ambassador relationships to produce recipes, live cooking classes, and other branded content. We equip our community ambassadors with free grills suited to their unique needs and ensure they’re stocked with necessary supplies like wood pellets and accessories. In addition to providing complimentary products, we compensate some of our top-tier partners that participate in content shoots and Traeger events or provide custom content or recipes.

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Advertising – We have taken a digital-first approach across our advertising, investing in measurable channels across search, social media, connected television, and video. In addition, we have found success in complementing digital media with traditional media channels, such as linear and cable television, outdoor advertising, and radio, to achieve broader reach among our target audiences. We utilize a mixture of brand and product marketing messages to drive brand awareness, educate around the benefits of our product solution, increase purchase intent, and generate measurable growth as part of our performance marketing initiatives.

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Traeger.com – Traeger.com is our flagship destination to deliver our Traeger experience. Consumers can purchase grills, consumables, and accessories, as well as limited-edition items, via our website. In addition to buying Traeger goods, online visitors engage with our premium branded content, community stories, recipes, and skill-building offerings. With pro tips, test kitchen content, and a collection of over 1,600 recipes developed by our culinary staff and community ambassadors, we strive to inspire Traeger owners and nurture their skills. We broadcast Traeger Kitchen Live cooking classes, which focus on education and interaction across a variety of cuisines ranging from spatch-cocked Thanksgiving turkey to Caribbean-style grilled lobster to smoked beef ribs.

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Retail Product Marketing – We build strong relationships with retailers that align directly with our growth strategy. These relationships allow us to create engaging brand experiences, including customized Traeger shop-in-shop concepts and merchandising fixtures. We know that many consumers want to physically lift the lid of a Traeger and talk to someone with knowledge before making a purchase decision, so we strive to ensure that our retailers’ employees are trained to offer expert guidance and product information. Our retailers range from nationwide chains to independent barbecue shops, and play a role in our awareness efforts by integrating us into their advertising campaigns.

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Consumer Events – Serving Traeger-made food is a powerful way to introduce people to our product. Our goal is to create a branded presence that gives people a taste of our brand flavor along with their food samples, resulting in a compelling, memorable experience. We go to sales conventions, barbecue competitions, food and wine festivals, retailer events, and more with a dedicated team of community ambassadors. This team is staffed with activation experts who know how to create a memorable experience with a layer of fun and flair that stands out from the crowd and challenges the status quo.

Sales

We have two primary sales channels: retail and DTC. Our retail channel covers our relationships with brick-and-mortar retailers, e-commerce platforms, and multichannel retailers, and included over 1,700 retailers as of March 31, 2021. Our products are available at more than 10,300 retail locations in the United States.

We have built relationships with well-known national retailers, such as The Home Depot, Ace Hardware, and Costco. We also work with a significant number of independent retailers that cater to local communities and specific categories, such as hardware, camping, outdoor, farm, ranch, and barbecue. Our DTC channel covers sales directly to customers through our website and Traeger app.

Sales Organization Structure

Our sales team is dedicated to maximizing retail channel productivity. In the United States, our sales organization has three directors covering three territories: West, Central, and East. Beneath the directors, territory managers oversee areas within our territories. In addition, we have leaders and teams covering specific areas of our business, including:

•	National hardware, big box, and buying groups, such as The Home Depot and Ace Hardware;

•	Club businesses, such as Costco;

•	Specialty sales, such as outdoor channels and furniture, appliance, and grocery stores; and

•	International sales.

Our Field Sales Team focuses on supporting our retailers at the ground level. Whether they are training staff members, setting up merchandise displays, or cooking on location over the weekend, they aim to become an extension of our retailers’ teams to drive awareness, sell-through, and brand advocacy.

Our sales team also focuses on in-person experiences and education. Since 2019, they have conducted more than 2,000 roadshows and demo events per year. Roadshow events take place at retail locations and special events, like the Texas State Fair and Cowboy Christmas.

As of March 31, 2021, our sales organization included approximately 340 directors, managers, and sales team members.

Built for Symbiotic Relationships

By sending our sales team into the field, we have built face-to-face relationships with retail executives and staff, and we have established deep roots with retail category leaders. Anecdotally, we know that a number of executive team members at these retailers are Traeger owners and advocates.

We believe that retailers value Traeger’s aspirational brand and premium reputation. They also appreciate how our wood pellets, rubs, and sauces bring shoppers through the door frequently and can lead to purchases of unrelated goods. Many of these retailers offer free assembly and delivery of grills at our price points, which gives our owners a high-touch experience when our product first arrives at their home.

Retail Employee Programs

We work to transform retail associates into advocates for our brand and products. We aim to accomplish this through two primary programs:

•	Certified Traeger Pro – We identify and recruit promising retail associates to our Salt Lake City headquarters for a day and a half of intensive training in our product line.

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Employee Purchase Program – We enable retail associates to purchase their own Traeger at a significant discount. We find that associates who own a Traeger and have tasted the food are more likely to recommend the product to grill shoppers. They are also able to provide a more compelling and informed sales experience.

Overall, we aim to provide the best retail experience at selective points of sales, and we strive to maximize productivity rather than door count.

Product Development

Product Mission

Our Product team’s mission is to develop world-class innovation with flawless product commercialization and 4.8-star or higher consumer ratings to enhance the consumer cooking experience from beginning to end. These high standards are essential to our strategy of selling a premium product with mass market appeal. Product innovation can also increase our pricing and encourage customers to replace their grills more often than the average grill owner.

As of March 31, 2021, our Product team consisted of approximately 35 members. Our team aims to build upon our core concepts of taste, versatility, ease of use, consistency, and community. Since 2014, our team has re-envisioned the outdoor cooking archetype with digital experiences and has developed and leveraged our intellectual property to help build a moat around our business.

Department Structure

Our product department is headed by a Product Leader with direct reports that lead three pillars of product development:

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Category – Our Category team identifies unmet needs and drives a business case for solving them. Team members manage our commercialized product lines and focus on future innovations for our product portfolio. The team also decides which products to keep, revise, or discontinue, and with what timing.

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Design – The Design team focuses on user experience, including the structure of components, the way products are used, and human factors (e.g., average height) that shape the experience. The team aims to design experiences that are valuable, useful, usable, findable, credible, desirable, and accessible.

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Engineering – The Engineering team includes mechanical and electrical engineers who ensure that products can meet the requirements set forth by the Category and Design teams. The team prototypes and tests products through a comprehensive performance engineering and compliance process. The team also ensures that products meet governmental safety standards as well as our high standards for performance and user experience. The Engineering team collaborates with our manufacturers and, once this process is finalized, commercial-scale production begins.

Nimble Process

We are a consumer insights led, innovation focused, matrixed organization working in a concurrent fashion. Our category business team and teams covering brand and sales, sourcing, quality, manufacturing, and sales and operations planning work with our Product team throughout the innovation, development, and commercialization processes. With this strategy, we eliminate the traditional handoffs that can exist between siloed teams and slow innovation or lead to products that fail to meet business, design, and engineering requirements. We believe this “Nimble” process can give us an edge over slower-moving and legacy competitors.

Insights from Everywhere

To produce the best cooking experience possible, we gather insights from every step and decision in the cooking process with the objective of identifying unmet needs. We believe everyone at our company contributes to this process. Insights from sales, marketing, operations, customer service, and other departments feed our innovations and drive creative, outside the box thinking.

Our Product team also conducts “in-habitat” observations to see how Traeger owners use our products in their own backyard. These studies have helped us to recognize problems and unmet needs that lead to new product categories, design principles, and engineering standards.

Product Accomplishments

Our Product team is responsible for launching our flagship technologies, including WiFIRE, D2 Direct Drive, Pellet Sensor, Super Smoke, and TurboTemp. Other important but less visible product improvements and accomplishments include:

•	Reduced the estimated average assembly time for our Century grill from 2.5 to 1 hours while also decreasing the cost of the grill by $16;

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Achieved a Good Design Award for the Timberline, which supported a higher average retail equivalent price for our grills and established us as an innovative leader in the industry with patented IoT technology.

•	Achieved the Best Consumer Reports score in all grill categories with our Ironwood model while reducing the cost of our IoT technology.

Culture and People

We believe that the Traeger culture and people differentiate us from competitors by enabling us to sustain product innovation, engage our community, elevate our brand, and form strong partnerships over the long term. We observe that many other cooking brands produce one compelling innovation and then merely add incremental features. We changed the outdoor cooking landscape with the original wood pellet grill, and we did so again with the first cloud-connected offering in the category. We believe our culture and people will permit us to continue the disruption in outdoor cooking and potentially expand it into other ancillary areas of the at home cooking market.

Mission and Values

In our model, culture precedes strategy and process. Choices about how we grow and operate the company stem from our core values, which help to attract and retain talented people from within and beyond our industry. We hire for risk tolerance, intellectual curiosity, passion, humility, and a drive to do “big things.” We teach hires the Traeger culture and strategy and then toss them into the proverbial deep end. We celebrate their successes and help them learn from their mistakes, but do not allow them to fail.

Although we may share a number of common values with other companies, the exact wording of our values is unique to Traeger and known only to our employees and closest partners. These values are the foundation upon which we innovate products, build community, share our brand, and build partnerships. We summarize these values as follows:

•	We emphasize quality, taking pride in masterful execution, down to the tiniest detail.

•	We test the status quo, take calculated risks, and think disruptively.

•	We work as a team and strive to bring out the best in our teammates.

•	We continuously learn, develop, and refine ourselves.

•	We create a positive experience for every retailer and customer, no matter what it takes.

We have a strong track record of selectivity and retention and believe we are among the most attractive employers in the Salt Lake City and the greater Mountain West areas. We were voted a “Best Company to Work For” from 2016 to 2018 by Utah Business. Diversity and inclusion are key components of our culture and are fundamental to achieving our strategic priorities and future vision. Many of our employees live the Traeger lifestyle at home with their own grills and at our office, with its outdoor barbecue deck and test kitchen.

As of March 31, 2021, we had more than 700 employees located in 35 states and nine countries, of which approximately 700 were full-time, 10 were part-time and 5 were temporary employees. Of our total employees, approximately 625 are located in the United States. Our employees are divided across several core functions, including sales and marketing, supply chain management, product development, wood pellet manufacturing, and culinary and talent management. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and believe our relations with our employees are positive and stable.

Our people are essential to our success, and we expect headcount to grow for the foreseeable future as we focus on recruiting employees with experience to continue to bolster various functions related to our operations as a publicly traded company and to support our expected growth.

Manufacturing, Supply Chain, and Logistics

We have developed an efficient and scalable global supply chain with a continued focus on improving products and services while reducing costs. This supply chain includes third-party manufacturing and logistics providers, internal product development teams and vertically integrated wood pellet production. Our internal supply chain management team oversees our global supply chain and includes personnel in the United States and China. Our operations in China are dedicated to quality control, product engineering and supply chain logistics, and includes employees that monitor the production quality of our manufacturers and suppliers. This team in China also works to identify new manufacturing capacity as needed, and manages the transfer of technology between suppliers to manage our supply chain risk. Our internal supply chain management team supports product introductions and evolving channel strategies, researches materials and equipment, qualifies suppliers and potential manufacturers, directs internal demand and production planning, manages product purchasing plans and oversees product transportation. Our personnel also work with our third-party manufacturers to monitor product quality and manufacturing process efficiency.

We utilize third-party manufacturers to manufacture and supply our grills and accessories. Our grills are manufactured by three manufacturers located in China and Vietnam, and we outsource the production of our accessories and apparel to a global network of suppliers. The raw materials and components used in our grills are sourced either directly by us or on our behalf by our manufacturers from a variety of suppliers. Our supply chain management team coordinates the relationships and commercial terms between our manufacturers and the suppliers of raw material and components that we have sourced directly. We regularly review our existing manufacturers and suppliers globally, and evaluate new manufacturers and suppliers, to ensure that we can scale our manufacturing base and strategically position our operations to mitigate risk related to geopolitical and macroeconomic pressures as we grow.

We generally purchase from our primary manufacturers on a purchase order basis. Pursuant to our internal policies and terms with such parties, our manufacturers must follow our established product design specifications, quality assurance programs, and manufacturing standards. We have developed preferred relationships with our manufacturers to maintain access to the resources needed to scale and ensure our manufacturers have the requisite experience to produce our grills and related accessories, and work closely with our manufacturers to improve their yields and efficiency. We pay for and own certain tooling and equipment that is specifically required to manufacture our products in order to have control of supply and component pipelines. We have purchase commitments based on our purchase orders for certain amounts of goods, work-in-progress, and components.

We produce our wood pellets through a vertically integrated network of seven wood pellet production facilities and a select number of contract manufacturers capable of meeting our specifications in the United States. This network includes an owned and operated facility in New York and leased facilities in Oregon, Georgia, Texas, and Virginia. Our facilities are strategically located across the United States near hardwood inputs and key customer distribution centers. We believe operating these facilities gives us greater control over production and supply, and we pay for and own certain tooling and equipment at these facilities in order to maintain product quality and supply requirements, including the specific moisture content of our wood pellets. We are committed to continuous improvement in our wood pellet production operations. We have implemented a quality management system designed to ensure delivery of consistent, high-quality wood pellets, especially as our production volumes have increased.

We utilize multiple third-party logistics providers for a significant portion of our distribution and fulfillment operations, which include warehousing and shipping. Our third-party logistics providers have warehouses in California, Georgia, Texas and Washington, with warehouses dedicated to specific, high-volume single channel products and DTC sales. Our wood pellet production facilities have the capacity to store batches of finished wood pellets on site, and send finished goods to our third-party providers for further warehousing and distribution to our customers. Our inventory is managed by these third-party logistics providers, which interface with our material resources planning, or MRP, system to enable us to maintain visibility and control over inventory levels and customer shipments. We maintain a third-party logistics providers in the Netherlands and Canada to support our international growth. We believe our providers have sufficient expansion capacity to meet our future needs, and that our distribution and fulfillment strategy has improved the efficiency and scalability of our operations.

We manage inventory through a third-party MRP system. We forecast demand based on market inputs and generate SKU and rolling 18-month forecasts. The MRP system incorporates our forecasts, existing inventory levels, inbound purchase orders, and agreed lead times for product deliveries, and generates purchase recommendations to support inventory and service level metrics and targets.

Information Systems

Over the past five years, we have invested heavily in our technology infrastructure with the goal of improving our scalability, performance, reliability, business continuity, and data security. We utilize leading software solutions for key aspects of our information systems, including Epicor for our ERP system, which covers sales order fulfillment, inventory management, and financial reporting, and Salesforce.com as our customer relationship management system, which covers customer interaction and information and field sales enablement.

Our digital technology footprint consists of a suite of enterprise-grade platforms that enable us to provide a leading customer experience. These platforms include Salesforce Commerce Cloud as our e-commerce platform, Amazon Web Services, or AWS, as the backbone for our connected grill technology, Salesforce B2B Commerce for online dealer commerce, as well as a host of other specialized software solutions for targeted purposes. In addition, we have modernized our system integrations, leveraging an event-bus and service-oriented architecture to help ensure accuracy, monitoring, and self-healing processes for data movement between our enterprise systems. Our ERP interfaces with the e-commerce platform, as well as the management systems utilized at our outsourced warehousing and distribution centers, allowing us to effectively manage our global network of manufacturers and distributors and our expanding customer base.

In early 2020, we finished migrating all of our core business applications from an on-premise hosting infrastructure to the Microsoft Azure cloud. This has helped us achieve secure, redundant, and highly available business-critical applications. All other applications employed at Traeger are either SaaS-based or hosted on the cloud via AWS to achieve flexibility and accessibility to support the distributed nature of our global business. We believe our planned systems infrastructure will be sufficient to support our expected growth for the foreseeable future.

Intellectual Property

The protection of our brand, technology and intellectual property is an important aspect of our business. In particular, we believe the Traeger brand is significant to the success of our business. We protect our intellectual property, including our brand, through a combination of trademarks, patents, copyrights, contractual provisions, confidentiality procedures and non-disclosure agreements. For example, we generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information. We protect our intellectual property rights in the United States and certain international jurisdictions. We believe these intellectual property rights, combined with our innovation and distinctive product design, performance, and brand name and reputation, contribute to our competitive position and success of our business.

The original patent for the wood pellet grill, which was filed by Joe Traeger in 1986, expired in 2006. As of March 31, 2021, we had approximately 368 trademark registrations and 237 issued patents and pending patent applications in the United States and other countries. As of March 31, 2021, we had approximately 45 issued U.S. patents and 21 U.S. patent applications pending. Our material U.S. patents for our current products generally expire between March 2036 and May 2039, and cover rights related to our WiFIRE technology, D2 Direct Drive, and Super Smoke, among others. We also had approximately 95 issued foreign patents and 76 foreign patent applications pending.

We have a proactive online marketplace monitoring and seller/listing termination program to disrupt any online counterfeit offerings. In addition, we work to shut down counterfeit stand-alone sites through litigation and administrative procedures.

We aggressively pursue and defend our intellectual property rights to protect our brand, designs, and inventions. We have processes and procedures in place to identify, protect, and optimize our intellectual property assets on a global basis. In the future, we intend to continue to seek intellectual property protection for our new products, technologies and processes that we believe are innovative, and will prosecute those who infringe on these valuable assets.

Competition

We operate in the highly competitive outdoor cooking market. Numerous other companies offer a wide variety of products, including traditional gas, charcoal and electric grills, that compete with our grills, accessories and other products.

We compete with established, well-known, and legacy grill brands, including Weber, among others, as well as numerous other brands and grill manufacturers that offer competing products. These competitors offer a broad array of grills at different price points, including traditional gas, charcoal and electric grill offerings, as well as a significant number of wood pellet grills. We also compete against other wood pellet grill brands, such as Dansons. Moreover, the outdoor cooking market is expanding to include alternatives beyond traditional grills, and we also compete against companies that manufacture griddles, such as Blackstone. We have experienced an increase in competitors and competing offerings of gas and charcoal grills, wood pellet grills and other outdoor cooking devices in recent years.

Competition in the outdoor cooking market is based on a number of factors, including product quality, performance, ease of use, durability, styling, brand image and recognition, safety, and price, as well as the perceived taste and satisfaction to be attained in using a particular grill or cooking methodology. Our competitors may be able to develop and market high-quality products that compete with our products, sell their products for lower prices, adapt to changes in customer needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing, and sale of their products, or generate greater brand recognition than us, including on social media and other internet platforms. These competitors may have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, global product distribution, larger and broader retailer bases (including online retailers), more established relationships with a larger number of suppliers and manufacturers, greater brand recognition, larger or more effective ambassador and endorsement relationships, greater financial strength, larger research and development teams, larger marketing budgets, and more distribution and other resources than we do.

We also compete with providers of wood pellets for use in grilling, including well-known brands like Weber, Kingsford and Dansons, among others, whose pellets may be used with our grills. These competitors offer a broad array of pellet types and flavors. Similar to our experience regarding competition for our wood pellet grills, we have experienced an increase in competitors and competing offerings of wood pellets in recent years.

Sustainability

We believe that our responsibility is not only to our customers, but also to the environment. One of our key objectives is to enhance the sustainability of our operating and production processes and reduce the environmental impact of our operations. This commitment is evident through our continued effort to reduce the environmental impact of our wood pellets and related wood pellet production facilities, as well as our internal sustainability policies and initiatives. For example, our internal sustainability policies require that all harvesting activities be conducted legally, transparently and in a manner that safeguards water quality and sensitive habitats while optimizing the carbon benefits of the wood pellets we produce.

We believe that our demand for the wood fiber used in connection with the production of our wood pellets is complementary to, rather than in competition with, demand for wood for use by other industries, such as lumber and furniture making. For example, we can use low-cost pulpwood and mill residues in our wood pellet production process, which is not generally in high demand by the U.S. housing construction industry. In addition, where possible, we utilize the sawdust from hardwood that may otherwise go to waste to make our wood pellets.

Facilities

Our headquarters is located in Salt Lake City, Utah, where we lease approximately 80,000 square feet of space under a lease that expires in 2026. We have plans to move to a new approximately 94,000 square foot facility in Salt Lake City, Utah in 2022, with the lease expected to expire in 2038. Our headquarters are used for accounting and finance, sales and marketing, customer support, product development and supply chain management functions. We also lease facilities in Shanghai, China, which are primarily used for local quality assurance, product development and supply chain management with our third party manufacturers and suppliers in Asia.

We produce our wood pellets at wood pellet production facilities in Tuscarora, New York; Molalla, Oregon; Redmond, Oregon; Sweet Home, Oregon; Menlo, Georgia; Jasper, Texas; and Rural Retreat, Virginia. We own the land and buildings at facilities in Tuscarora, New York and lease the land and buildings at the other facilities. In addition, we own capital equipment and assets at these facilities. The table below provides an overview of our wood pellet production facilities as of March 31, 2021.

	Tuscarora, NY	Molalla, OR	Redmond, OR	Sweet Home, OR	Menlo, GA	Jasper, TX	Rural Retreat, VA
Raw Material Storage (sq. ft.)	5,000	12,000	n/a	6,000	n/a	8,000	10,400
Manufacturing Size (sq. ft.)	3,750	5,280	20,000	5,000	6,000	8,400	12,000
Warehousing Size (sq. ft.)	36,000	12,800	45,000	15,000	47,000	34,000	21,600
Average Production (tons of wood pellets per year)(1)	48,825	14,735	25,126	16,984	26,709	15,735	45,000
Maximum Production (tons of wood pellets per year)	54,338	19,924	39,848	19,924	39,848	19,924	54,338
Ownership	Owned	Leased	Leased	Leased	Leased	Leased	Leased
Lease End	—	2027	2022	2026	2026	2035	2025
Average headcount(2)	14	13	10	13	14	10	18

(1)

Molalla, Redmond, Sweet Home, Menlo, and Jasper facilities based on 2020 production. Tuscarora facility was acquired in the fourth quarter of 2020 and is based on 2020 production of heating pellets by prior owners. Rural Retreat facility was not operational prior to the fourth quarter of 2020 and production is based on management estimate.

(2)	Average headcount for 2020. Rural Retreat facility was not operational prior to the fourth quarter of 2020 and is based on management estimate.

We believe that these facilities are sufficient for our current needs and that additional facilities will be available to accommodate the expansion of our business should they be needed.

Environmental Matters

Certain of our operations, properties and products are subject to stringent and comprehensive federal, state and local laws and regulations governing matters including environmental protection, occupational health and safety and the release or discharge of materials into the environment, including air emissions and wastewater discharges. These laws and regulations, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

The trend in environmental regulation is towards increasingly stringent and broader requirements for activities that may affect the environment. Any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly requirements could have a material adverse effect on our operations and products, particularly with respect to our wood pellet production facilities, and financial position. Although we monitor environmental requirements closely and budget for the expected costs, actual future expenditures may be different from the amounts we currently anticipate spending. Moreover, certain environmental laws impose joint and several strict liability for costs to clean up and restore sites where pollutants have been disposed or otherwise spilled or released. We cannot assure you that we will not incur significant costs and liabilities for remediation or damage to property, natural resources or persons as a result of spills or releases from our operations or those of a third party. We may choose not to, or may be otherwise unable to, pass on any increased costs to our customers. Although we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, there is no assurance that the current level of regulation will continue in the future.

We are also subject to permitting, registration, and other government approval requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits, registrations, and other government approvals from one or more governmental agencies in order to conduct our operations and sell our products. The requirements vary depending on the location where our regulated activities are conducted. As with all governmental processes, there is a degree of uncertainty as to whether a permit, registration, or approval will be granted, the time it will take for a permit, registration, or approval to be issued and the conditions that may be imposed in connection with the granting of the permit, registration, or approval.

The following summarizes some of the more significant existing environmental laws and regulations applicable to our operations and our wood pellet production facilities in particular.

Air Emissions

The federal Clean Air Act, as amended, or CAA, and state and local laws and implementing regulations, regulate the emission of air pollutants from our facilities. The CAA and state and local laws and regulations impose significant monitoring, testing, recordkeeping and reporting requirements for these emissions. These laws and regulations require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit emission limits, and in certain cases utilize specific equipment or technologies to control and measure emissions. Obtaining these permits can be both costly and time intensive and has the potential to delay opening of new facilities or significant expansion of existing facilities; moreover, complying with these permits, including satisfying testing requirements, can be costly and time-intensive. Failure to comply with these laws, regulations and permit requirements may cause us to face fines, penalties or injunctive orders in connection with air pollutant emissions from our operations.

The CAA requires that we obtain various construction and operating permits, including, in some cases, Title V air permits. In certain cases, the CAA requires us to incur capital expenditures to install air pollution control devices at our facilities. We have incurred, and expect to continue to incur, substantial administrative and capital expenditures to maintain compliance with CAA requirements that have been promulgated or may be promulgated or revised in the future.

Climate Change and Greenhouse Gases

Climate change continues to attract considerable attention globally. Numerous proposals have been made and could continue to be made at the international, national, regional, state and local levels of government to monitor and limit existing emissions of greenhouse gases, or GHGs, as well as to restrict or eliminate future emissions. In January 2021, the Biden administration issued an executive order that, among other things, established an Interagency Working Group on the Social Cost of Greenhouse Gases, or Working Group, which is called on to, among other things, develop methodologies for calculating the “social cost of carbon.” Final recommendations from the Working Group are due no later than January 2022. The Biden administration also issued an executive order in January 2021 focused on addressing climate change. As a result of these recent developments, our operations could be subject to a series of regulatory, litigation and financial risks associated with the production, transportation and sale of our products. The potential effects of GHG emission limits on our business are subject to significant uncertainties based on, among other things, the timing of the implementation of any new requirements, the required levels of emission reductions, and the nature of any market-based or tax-based mechanisms adopted to facilitate reductions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and could require us to make significant financial expenditures that cannot be predicted with certainty at this time. For more information, see “Risk Factors—Risks Related to Our Business—Climate change legislation, regulatory initiatives and litigation could result in increased operating costs or, in some instances, adversely impact demand for our products.”

Finally, scientists have concluded that increasing concentrations of GHGs in the earth’s atmosphere may produce climate changes that have significant physical effects, such as sea-level rise, increased frequency and severity of storms, floods and other climatic events, including forest fires. If any such effects were to occur, they could have an adverse effect on our operations.

Water Discharges

The Federal Water Pollution Control Act, as amended, or Clean Water Act, as well as state laws and implementing regulations, restrict the discharge of pollutants into waters of the United States. Any such discharge of pollutants must be performed in accordance with the terms of a permit issued by the U.S. EPA or the implementing state agency. In addition, the Clean Water Act and implementing state laws and regulations require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Although our facilities are presently in compliance with these requirements, changes to the terms and conditions of our permits in future renewals or new or modified regulations could require us to incur additional capital or operating expenditures which may be material.

Endangered Species Act

The federal Endangered Species Act, as amended, or ESA, restricts activities that may affect endangered and threatened species or their habitats. We believe that we are in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species or habitat could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas, which could have an adverse impact on the availability or price of raw materials. In particular, such developments could have the effect of reducing forestry operations in areas where we procure our raw materials and, in turn, the availability of raw materials required for our operations and the production of our wood pellets.

Health and Safety Matters

We are subject to federal, state and local laws and regulations, including the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state statutes, whose purpose is to protect the health and safety of workers. OSHA regulations impose various requirements, including with respect to training, policies and procedures and maintenance. In addition, the OSHA hazard communication standards in the Emergency Planning and Community Right-to-Know Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. National Fire Protection Association standards for combustible dust require our facilities to incorporate pollution control equipment such as cyclones, baghouses and electrostatic precipitators to minimize regulated emissions. We continually strive to maintain compliance with applicable safety, health, air, solid waste and wastewater regulations; nevertheless, we cannot guarantee that serious accidents will not occur in the future.

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation and other legal proceedings. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors.

Name	Age	Position
Executive Officers
Jeremy Andrus	50	Chief Executive Officer and Director
Dominic Blosil	40	Chief Financial Officer
Jim Hardy	61	Chief Supply Chain Officer
Non-Employee Directors
Raul Alvarez	66	Director
Wendy A. Beck	56	Director
Martin Eltrich	49	Director
James Ho	44	Director
Daniel James	56	Director
Elizabeth C. Lempres	61	Director
Fred Lynch(1)	57	Director
James Manges	44	Director
Wayne Marino	60	Director
Harjit Shoan	46	Director

(1)	Mr. Lynch expects to resign from our board of directors prior to the closing of this offering.

Executive Officers

Jeremy Andrus has served as our Chief Executive Officer and a member of the board of directors since January 2014. Following this offering, Mr. Andrus will serve as the chairman of our board of directors. Prior to joining us, Mr. Andrus served as the President and Chief Executive Officer of Skullcandy, Inc. Mr. Andrus received a B.S. in International Relations from Brigham Young University and an M.B.A. from Harvard Business School. We believe Mr. Andrus is qualified to serve on our board of directors because of his perspective and experience as our Chief Executive Officer and his extensive experience in corporate strategy, brand leadership, general management processes, and operational leadership.

Dominic Blosil has served as our Chief Financial Officer since January 2018. Prior to that, Mr. Blosil served as our Vice President of Strategy and Finance from February 2014 to December 2017. From November 2010 to January 2014, Mr. Blosil served as Director of Strategy and Finance at Skullcandy, Inc. Mr. Blosil received a B.S. in Business Management, Finance from Brigham Young University.

Jim Hardy has served as our Chief Supply Chain Officer since March 2021. Mr. Hardy has over 35 years of supply chain experience, most recently serving as Chief Operating Officer of Fanatics, Inc. from November 2017 to December 2019 and as Executive Vice President Global Operations of Under Armour, Inc. from March 2012 to March 2017. Mr. Hardy has also served on the board of directors of several private companies. Mr. Hardy received a B.S. in Industrial Engineering from the University of Florida.

Non-Employee Directors

Raul Alvarez has served as a member of our board of directors since May 2018, and following this offering will serve as our lead independent director. Mr. Alvarez is an Operating Partner of Advent International Corporation, a position he has held since July 2017. Mr. Alvarez has served on the board of directors of Eli Lilly and Company since 2009 and of Lowe’s Companies, Inc. since 2010. Mr. Alvarez also serves on the board of directors of several private companies. Mr. Alvarez previously served on the board of directors of Dunkin’ Brands Group, Inc., McDonalds Corporation, KeyCorp, Skylark Co., Ltd, and Realogy Holdings Corp. Mr. Alvarez received a B.B.A. in Accounting from the University of Miami. We believe Mr. Alvarez is qualified to serve on our board of directors because of his extensive leadership experience, strong business acumen and public company board experience.

Wendy A. Beck has served as a member of our board of directors since July 2021. Ms. Beck most recently served as Executive Vice President and Chief Financial Officer for Norwegian Cruise Line Holdings, Inc. until March 2018. Prior to that, Ms. Beck served as Executive Vice President and Chief Financial Officer of Domino’s Pizza Inc. from 2008 to 2010, as Senior Vice President, Chief Financial Officer and Treasurer of Whataburger Restaurants, LP from 2004 through 2008 and as their Vice President and Chief Accounting Officer from 2001 through 2004, and as Vice President, Chief Financial Officer and Treasurer of Checkers Drive-In Restaurants, Inc. from 2000 through 2001 and previously served in other financial positions since 1993. Ms. Beck joined the board of directors of Academy Sports and Outdoors, Inc., or ASO, in December 2020 and serves on the audit committee and as chair of the nominating and corporate governance committee of ASO. She has also served on the board of directors and the compensation committee of Bloomin’ Brands, Inc. since February 2018 and the board of directors and has chaired the audit committee of At Home Group Inc. since September 2014. Ms. Beck received her B.S. in Accounting from the University of South Florida and has been a Certified Public Accountant since 1992. We believe Ms. Beck is qualified to serve on our board of directors because of her executive leadership and her extensive financial and public company executive and board experience.

Martin Eltrich has served as a member of our board of directors since September 2017. Mr. Eltrich is a Partner with AEA Investors, which he joined in June 2001, and leads the consumer/retail investment practice. Mr. Eltrich served on the board of directors of At Home Group Inc. from October 2011 to October 2020. He currently serves on the board of directors of several private companies, including Jack’s Family Restaurants, Melissa & Doug, and ThreeSixty. Mr. Eltrich received a Bachelor of Science in Economics from the University of Pennsylvania. We believe Mr. Eltrich is qualified to serve on our board of directors because of his extensive knowledge and understanding of our business, corporate finance, strategic planning, and investments.

James Ho has served as a member of our board of directors since September 2017. Mr. Ho is a Partner at AEA Investors, which he joined in August 2001, and focuses on AEA’s investments in the consumer and services sectors. Currently, Mr. Ho serves on the board of directors of several private companies, including Melissa & Doug, and ThreeSixty. Mr. Ho received a B.A. in Economics and MMSS from Northwestern University. We believe Mr. Ho is qualified to serve on our board of directors because of his extensive knowledge and understanding of our business, consumer businesses, corporate strategy, corporate finance, and governance.

Daniel James has served as a member of our board of directors since 2014. Mr. James is a Managing Partner and President of Trilantic North America, which he joined in 2009. Currently, Mr. James serves on the board of directors of several private companies, including Ortholite and Sunrise Strategic Partners. Mr. James received a B.A. in Chemistry from the College of the Holy Cross. We believe Mr. James is qualified to serve on our board of directors because of his knowledge of our business and his extensive experience in corporate finance and investing.

Elizabeth C. Lempres has served as a member of our board of directors since July 2021. Most recently, Ms. Lempres served as Senior Partner at McKinsey & Company, a management consulting firm, until her retirement in August 2017. Ms. Lempres has served on the board of directors of General Mills, Inc. since June 2019, Great-West Lifeco. Inc. since May 2018 and Axalta Coating Systems Ltd. since April 2017. Ms. Lempres also serves on the board of directors of several private companies. Ms. Lempres received an A.B. from Dartmouth College, a B.S. from Dartmouth College Thayer School of Engineering and an M.B.A. from Harvard Business School. We believe Ms. Lempres is qualified to serve on our board of directors because of her extensive leadership experience, strong business acumen and public company board experience.

Fred Lynch has served as a member of our board of directors since July 2020. Mr. Lynch is an Operating Partner at AEA Investors, which he joined in January 2020, and focuses on the value-added industrials sector. Prior to that, Mr. Lynch served as President and Chief Executive Officer of Masonite International Corporation from May 2007 until May 2019, where he also served on the board of directors of Masonite from June 2009 until May 2019. Currently, Mr. Lynch serves on the board of directors of Ingevity Corporation, a position he has held since May 2016, and on the board of directors of several private companies, including Process Sensing

Technologies. Mr. Lynch received a B.S. in Chemical Engineering from Villanova University and an M.B.A. from Temple University. Mr. Lynch expects to resign from our board of directors prior to the closing of this offering.

James Manges has served as a member of our board of directors since 2013. Mr. Manges is a Partner and Head of Consumer at Trilantic North America, which he joined in 2009. Currently, Mr. Manges serves on the board of directors of several private companies, including Gorilla Commerce, Ortholite, Orva, Rarebreed Veterinary Partners, Taymax, and Sunrise Strategic Partners. Mr. Manges received a B.A. from Yale University and an M.B.A. from Columbia Business School. We believe Mr. Manges is qualified to serve on our board of directors because of his extensive knowledge of consumer businesses and his experience in corporate finance and investing.

Wayne Marino has served as a member of our board of directors since July 2014. Mr. Marino currently serves on the board of directors of several private companies. Mr. Marino previously served as Chief Financial Officer and Chief Operating Officer of Under Armour, Inc. from 2004 to 2012. Mr. Marino received a B.B.A. in Accounting from Iona College. We believe Mr. Marino is qualified to serve on our board of directors because of his extensive leadership experience, financial knowledge, and executive experience with public companies.

Harjit Shoan has served as a member of our board of directors since September 2017. Mr. Shoan is a Managing Director at OTPP, which he joined in June 2014. Currently, Mr. Shoan serves on the board of directors of several private companies, including Arterra Wines Canada, Shearer’s Snacks and Koru. Mr. Shoan received a B.B.A. from Wilfrid Laurier University and an M.B.A. from the University of Oxford. Mr. Shoan is a CFA charterholder. We believe Mr. Shoan is qualified to serve on our board of directors because of his extensive experience in investing and corporate finance and his knowledge of consumer retail businesses.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors

After the completion of this offering, our business and affairs will be managed under the direction of our board of directors, which will initially consist of ten directors.

In connection with this offering, we intend to enter into a new stockholders agreement with the AEA Fund, OTPP and TCP that grants certain board designation rights to each such party for so long as they beneficially own at least 5% of the aggregate number of shares of common stock outstanding immediately following this offering. See “Certain Relationships and Related Party Transactions—New Stockholders Agreements.”

In accordance with our certificate of incorporation and the Stockholders Agreement, each of which will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among three classes as follows:

•	the Class I directors will be Jeremy Andrus, Wendy A. Beck, Daniel James and Elizabeth C. Lempres, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Martin Eltrich, James Manges and Harjit Shoan, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be Raul Alvarez, James Ho and Wayne Marino, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Director Independence and Controlled Company Exception

We will be a “controlled company” under the rules of the New York Stock Exchange. As a result, we qualify for exemptions from, and may elect not to comply with, certain corporate governance requirements under the rules, including the requirements that within one year of the completion of this offering we have a board that is composed of majority of “independent directors,” as defined under the rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we will be a controlled company, we are required to comply with the rules of the SEC and the New York Stock Exchange relating to the membership, qualifications and operations of the audit committee, as discussed below.

The rules of the New York Stock Exchange define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. After the closing of this offering the Investors, as described in “Certain Relationships and Related Person Transactions—New Stockholders Agreements.” and “—Coordination Agreement,” will beneficially own approximately 67.6% of the combined voting power of our common stock (or 65.0% if the underwriters exercise their option to purchase additional shares in full). Accordingly, we will qualify as a “controlled company” and will be able to rely on the controlled company exemption from the director independence requirements of the New York Stock Exchange relating to the board of directors, compensation committee and nominating and corporate governance committee. See “Risk Factors—Upon the listing of our common stock on the New York Stock Exchange, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.” If we cease to be a controlled company and our common stock continues to be listed on the New York Stock Exchange, we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.

In connection with this offering, our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Raul Alvarez, Wendy A. Beck, Martin Eltrich, James Ho, Daniel James, Elizabeth C. Lempres, James Manges, Wayne Marino and Harjit Shoan are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange, representing nine of our ten directors.

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have the following committees: the audit committee, the compensation committee and the nominating and corporate governance committee. From time to time, our board of directors may also establish any other committees that it deems necessary or desirable.

Each of the audit committee, the compensation committee, and the nominating and corporate governance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, compensation committee, and nominating and corporate governance committee charters will be available on our corporate website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee.

Our audit committee will oversee our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon consummation of this offering, our audit committee will consist of Raul Alvarez, Wendy A. Beck, and Wayne Marino, with Wayne Marino serving as chair. Our board of directors has determined that each of Raul Alvarez, Wendy A. Beck, and Wayne Marino are independent directors under the rules of and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of Raul Alvarez, Wendy A. Beck, and Wayne Marino meets the “financial literacy” requirement for audit committee members under the rules of the New York Stock Exchange and each of Raul Alvarez, Wendy A. Beck, and Wayne Marino is an “audit committee financial expert” within the meaning of the SEC rules.

Compensation Committee.

Our compensation committee will oversee our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the board of directors regarding the compensation of the Chief Executive Officer;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	making recommendations to our board of directors regarding the compensation of our directors;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

Upon consummation of this offering, our compensation committee will consist of Raul Alvarez and James Ho, with Raul Alvarez serving as chair. The composition of our compensation committee meets the New York Stock Exchange requirements for independence under the current listing standards and SEC rules and regulations. Raul Alvarez is a non-employee director, as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:

•

identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors and in accordance with the terms of the Stockholders Agreement;

•	recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

•	overseeing an evaluation of our board of directors and its committees; and

•	developing and recommending to our board of directors a set of corporate governance guidelines.

Our nominating and corporate governance committee consists of Wendy A. Beck, Elizabeth C. Lempres, and Wayne Marino, with Elizabeth C. Lempres, serving as chair. The composition of our nominating and corporate governance committee meets the requirements for independence under the current listing standards and SEC rules and regulations, including the exemptions available to controlled companies.

Board Leadership Structure

Effective at the time of effectiveness of the registration statement of which this prospectus forms a part, Mr. Andrus will become our chairman. As Mr. Andrus is not an “independent director,” our board of directors has appointed Raul Alvarez to serve as our lead independent director, effective at the time of effectiveness of the registration statement of which this prospectus forms a part. The lead independent director’s responsibilities include, but are not limited to: presiding over all meetings of the board of directors at which the chair of the board of directors is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors on the one hand and the chief executive officer and chair of our board of directors on the other. Our corporate governance guidelines provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of financial and cybersecurity risks. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Following this offering, a current copy of the code will be posted on the investor section of our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or one of our employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, our “named executive officers” and their positions were as follows:

•	Jeremy Andrus, Chief Executive Officer;

•	Dominic Blosil, Chief Financial Officer; and

•	Stephen Woodside, former Chief Supply Chain Officer.

On September 25, 2020, Mr. Woodside separated from our company.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)		Option Awards($)(1)	All Other Compensation ($)		Total ($)
Jeremy Andrus	2020	593,357			$29,772	(2)	623,129
Chief Executive Officer
Dominic Blosil	2020	380,769		311,468	$13,115	(3)	705,352
Chief Financial Officer
Stephen Woodside	2020	280,769	(4)		$883,494	(5)	1,164,263
Former Chief Supply Chain Officer

(1)

Amounts reflect the grant-date fair value of Class B common units issued as “profits interests” in TGP Holdings, LP granted during the year ended December 31, 2020 computed in accordance with ASC Topic 718, Compensation—Stock Compensation. See Note 16 of the audited and unaudited consolidated financial statements included elsewhere in this prospectus for a discussion of the relevant assumptions used in calculating these amounts. These Class B common units are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the Class B common units do not require the payment of an exercise price, for purposes of this table we believe they are most similar to stock options and are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.”

(2)

Amount reflects (i) $19,500 in matching contributions under Traeger Pellet Grills LLC’s 401(k) plan and (ii) $10,272 in an additional Company contribution under Traeger Pellet Grills LLC’s 401(k) plan with respect to 4% of Mr. Andrus’s compensation.

(3)	Amount reflects matching contributions under Traeger Pellet Grills LLC’s 401(k) plan.
(4)	Mr. Woodside separated from Traeger Pellet Grills LLC on September 25, 2020.
(5)	Amount reflects (i) severance payments paid or accrued during 2020 ($872,264) and (ii) $11,230 in matching contributions under Traeger Pellet Grills LLC’s 401(k) plan.

Narrative to Summary Compensation Table

2020 Salaries

The named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

In 2020, Mr. Blosil was entitled to receive $300,000 annually, which was increased to $400,000 on March 1, 2020, and Mr. Andrus was entitled to receive $546,364 annually, which was increased to $750,000 on September 27, 2020. Prior to his departure, Mr. Woodside was entitled to receive $365,000 annually.

The base salaries of Mr. Andrus and Mr. Blosil were adjusted in connection with this offering. See “IPO-Related Changes in Executive Compensation—” below for additional information.

2020 Bonuses

None of our named executive officers were eligible to earn annual cash incentive bonuses during 2020.

2020 Equity Compensation

2020 Incentive Units

Our named executive officers currently hold profits interests in TGP Holdings LP, our parent entity, or the Partnership, which are intended to constitute “profits interests” within the meaning of the relevant IRS Revenue Procedure guidance. We refer to these profits interests as Incentive Units.

In the fiscal year ended December 31, 2020, Mr. Blosil was granted 993.90 Incentive Units, as set forth below. The Incentive Units are divided into three tranches. Forty percent (40%) of the Incentive Units, or Time-Based Units, generally vest as to 25% of the Time-Based Units on the first anniversary of the applicable vesting date and in equal monthly installments thereafter through the fourth anniversary of the applicable vesting date. Another 40% of the Incentive Units, or Ordinary Performance Units, vest in equal annual installments over four years subject to the achievement of certain performance-vesting conditions. The final 20% of the Incentive Units, or Extraordinary Performance Units, will vest in full upon the achievement of additional performance-vesting conditions. The vesting of all Time-Based Units is generally subject to acceleration upon the occurrence of a “sale of the partnership” (as defined in the award agreements).

The vesting of the Ordinary Performance Units at the end of each applicable fiscal year is based on the Partnership’s achievement of threshold, target and maximum EBITDA goals, subject to the named executive officer’s continuous employment through the applicable vesting date. If the target EBITDA goal for a given fiscal year is not met, the unvested portion of the Ordinary Performance Units will remain eligible to vest in one or more subsequent fiscal years to the extent that target EBITDA is met during such subsequent fiscal years. If a sale of the Partnership occurs during a given fiscal year, Partnership’s EBITDA will be annualized in order to determine vesting of Ordinary Performance Units eligible to vest that fiscal year. Furthermore, upon a sale of the Partnership that occurs prior to December 31, 2021, each participant’s unvested Ordinary Performance Units, if any, will vest in a percentage equal to a fraction, the numerator of which is the number of Ordinary Performance Units held by such participant which vested during the fiscal years prior to the fiscal year in which the sale of the Partnership takes place, and the denominator of which is the number of Ordinary Performance Units held by such participant which did not vest during those prior fiscal years. Notwithstanding the foregoing, if the AEA Fund achieves a multiple of invested capital equal to 2.0x at any time prior to the earlier of an initial public offering or a sale of the Partnership, all unvested Ordinary Performance Units will vest in full.

The Extraordinary Performance Units will vest if the AEA Fund achieves a multiple of invested capital equal to 3.0x at any time prior to the earlier of an initial public offering or a sale of the Partnership. If the AEA Fund does not achieve a multiple of invested capital equal to 3.0x prior to the earlier of an initial public offering or a sale of the partnership, all of the Extraordinary Performance Units will be forfeited without consideration.

In the event a named executive officer is terminated for any reason other than a termination by Traeger Pellet Grills LLC for “cause” (as such term is defined in the named executive officer’s services agreement with Traeger Pellet Grills LLC, which agreements are described under the section titled “—Executive Compensation Arrangements” below), any unvested Incentive Units will be forfeited without consideration, and, other than with respect to Mr. Andrus’s Incentive Units, any vested Incentive Units generally will be subject to repurchase at fair market value upon the named executive officer’s termination of employment. If a named executive officer is terminated by Traeger Pellet Grills LLC for cause, all Incentive Units held by such named executive officer (whether vested or unvested) will be forfeited without consideration.

Upon a termination of Mr. Andrus’s employment by Traeger Pellet Grills LLC without cause or due to a non-extension by Traeger Pellet Grills LLC of his employment term, or due to resignation by Mr. Andrus for

“good reason” (as such term is defined in his employment agreement), Mr. Andrus’s unvested Incentive Units will remain outstanding and continue to vest for an additional twelve months following his termination. None of Mr. Andrus’s vested Incentive Units are subject to repurchase under the Partnership’s First Amendment to Amended and Restated Limited Partnership Agreement.

The following table sets forth the Incentive Units granted to our named executive officers in the 2020 fiscal year.

Named Executive Officer	2020 Incentive Units Granted
Jeremy Andrus	0
Dominic Blosil	993.90
Stephen Woodside	0

For additional information about Incentive Units held by our named executive officers, please see the section titled “Outstanding Equity Awards at Fiscal Year-End” below. We expect all of the outstanding Incentive Units to become vested in full in connection with this offering. As a result, the holders of these Incentive Units will become entitled to distributions of our common stock in connection with the Corporate Conversion. See “Corporate Conversion”

In connection with Mr. Woodside’s termination of employment, the Partnership repurchased all of his vested Incentive Units for fair market value as of the date of his termination.

Equity Compensation Plans

In connection with this offering, we adopted the 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates, and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2021 Plan, please see the section titled “Equity Incentive Plans” below.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. In addition, we have discretion to make additional contributions to the 401(k) plan, up to 4% of each employee’s compensation, regardless of such employee’s actual contributions. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, life insurance, and an employee assistance program.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers. Mr. Woodside was also entitled (i) to company-paid business class travel for all international flights in excess of six hours and (ii) reimbursement for relocation expenses.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for Messrs. Andrus and Blosil as of December 31, 2020. Mr. Woodside did not hold any outstanding equity incentive plan awards as of December 31, 2020.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)(4)	Option Exercise Price ($)	Option Expiration Date
Jeremy Andrus	12/13/2017	26,933	(2)	4,489	13,467	(1)	—
	5/24/2018	2,883	(2)	481	1,442	(1)	—
Dominic Blosil	12/13/2017	1,257	(2)	209	628	(1)	—
	1/29/2018	897	(2)	150	449	(1)	—
	5/24/2018	231	(2)	38	115	(1)	—
	3/4/2020	298	(3)	398	298	(1)	—

(1)

These Incentive Units were issued as “profits interests” for U.S. federal income tax purposes and do not require the payment of an exercise price, but rather entitle the holder to participate in our future appreciation from and after the date of grant of the applicable Incentive Units. Despite this, for purposes of this table we believe they are most similar to stock options and are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Each Incentive Unit is granted with a threshold value applicable to such Incentive Units. The threshold amount represents the cumulative distributions that must be made by us pursuant to the TGP Holdings LP limited partnership agreement before a grantee is entitled to receive any distributions or payments in respect of such grantee’s Incentive Units. Each of the Incentive Units has a threshold value of $563,208,160.75.

(2)

Represents (i) Time-Based Units that vest as to 25% of the Time-Based Units on the first anniversary of December 31, 2017 and in equal monthly installments thereafter until the fourth anniversary of December 31, 2017, subject to the named executive officer’s continuous employment through the applicable vesting date, and (ii) Ordinary Performance Units that were vested as of December 31, 2020 based on the achievement of EBITDA goals, as described above under “2020 Equity Compensation – 2020 Incentive Units”. The vesting of all Time-Based Units is generally subject to acceleration upon a sale of the partnership (as defined in the award agreements).

(3)

Represents (i) Time-Based Units that vest as to 25% of the Time-Based Units on the first anniversary of March 4, 2020 and in equal monthly installments thereafter until the fourth anniversary of March 4, 2020, subject to the named executive officer’s continuous employment through the applicable vesting date, and (ii) Ordinary Performance Units that were vested as of December 31, 2020 based on the achievement of EBITDA goals, as described above under “2020 Equity Compensation – 2020 Incentive Units”. The vesting of all Time-Based Units is generally subject to acceleration upon a sale of the partnership (as defined in the award agreements).

(4)

Represents Ordinary Performance Units and Extraordinary Performance Units that vest subject to satisfaction of performance-vesting goals (described above under “2020 Equity Compensation -- 2020 Incentive Units”) and were unvested as of December 31, 2020.

Executive Compensation Arrangements

Our named executive officers’ employment agreements in effect as of December 31, 2020 are described below.

Jeremy Andrus Amended & Restated Employment Agreement

On September 25, 2017, we entered into an amended and restated employment agreement with Mr. Andrus. Mr. Andrus’s employment agreement provides for base salary, eligibility to receive a profits interest grant, and participation in our standard benefit plans. The employment agreement has an initial term of one year with automatic annual renewals unless any party provides written notice of non-renewal at least ninety days in advance of the expiration of the current term.

Pursuant to the terms of Mr. Andrus’s employment agreement, if Mr. Andrus’s employment is terminated by Traeger Pellet Grills LLC without “cause” or due to Traeger Pellet Grills LLC’s decision not to renew Mr. Andrus’s employment term, or by Mr. Andrus for “good reason” (each, as defined in his employment agreement), Mr. Andrus is entitled to receive (i) 12 months’ severance pay based on his base salary rate on the date of such termination, to be paid monthly over the 12-month period following the termination date (beginning on the 60th day following the termination date) and (ii) up to 12 months’ company-paid health benefits continuation, in each case subject to Mr. Andrus’s execution of a general release of claims in favor of Traeger Pellet Grills LLC. In addition, Mr. Andrus’s unvested Incentive Units are subject to accelerated vesting as described in the section titled “—Equity Compensation,” above.

Under Mr. Andrus’s employment agreement, Mr. Andrus is subject to noncompetition and employee and customer non-solicitation covenants during the term of his employment and for one year thereafter. The employment agreement also includes a standard invention assignment and confidential information covenant.

Dominic Blosil Offer Letter

Mr. Blosil is employed pursuant to an employment offer letter entered into with Traeger Pellet Grills LLC in connection with his hiring as Traeger Pellet Grills LLC’s Vice President of Finance and Strategic Planning, which continued to govern his employment in 2020 as Traeger Pellet Grills LLC’s Chief Financial Officer. Mr. Blosil’s offer letter provides for base salary, eligibility to receive an equity incentive grant, and participation in our standard benefit plans. Mr. Blosil’s offer letter has no fixed term.

Pursuant to the terms of his offer letter, if Mr. Blosil’s employment is terminated by Traeger Pellet Grills LLC without “cause” (as defined in the offer letter), Mr. Blosil will be entitled to receive six months’ severance pay based on his base salary on the date of such termination, subject to Mr. Blosil’s execution of a general release of claims in favor of Traeger Pellet Grills LLC.

Pursuant to the terms of his offer letter, Mr. Blosil also entered into a separate agreement pursuant to which he is subject to a noncompetition and employee and customer non-solicitation covenants during the term of his employment and for one year thereafter. The agreement also includes a standard invention assignment and confidential information covenant.

Stephen Woodside Employment Agreement

On November 5, 2018, Mr. Woodside commenced employment with Traeger Pellet Grills LLC under an employment agreement dated October 24, 2018, entered into in connection with his hiring as Traeger Pellet Grills LLC’s Chief Supply Chain Officer. Prior to the termination of the employment agreement in connection with his separation from Traeger Pellet Grills LLC on September 25, 2020, Mr. Woodside’s employment agreement provided for base salary, eligibility to receive a profits interest grant, participation in our standard benefit plans, relocation expense reimbursement, and company-paid business class travel for all international flights in excess of six hours. Mr. Woodside’s employment agreement did not have a fixed term.

Pursuant to the terms of the Mr. Woodside’s employment agreement, if Mr. Woodside’s employment were terminated by Traeger Pellet Grills LLC without “cause”, or by Mr. Woodside for “good reason” (each, as defined in his employment agreement), Mr. Woodside would have been entitled to receive from Traeger Pellet Grills LLC (i) six months’ severance pay based on his base salary rate on the date of such termination, to be paid monthly over the 12-month period following the termination date (beginning on the 60th day following the termination date) and (ii) six months’ company-paid health benefits continuation, in each case subject to Mr. Woodside’s execution of a general release of claims in favor of Traeger Pellet Grills LLC.

Pursuant to the terms of his employment agreement, Mr. Woodside also entered into a separate agreement pursuant to which he was subject to a noncompetition and employee and customer non-solicitation covenants during the term of his employment and for one year thereafter. The agreement also includes standard an invention assignment and confidential information covenants.

Stephen Woodside Separation and Release and Waiver of Claims Agreement

On October 5, 2020, Mr. Woodside and Traeger Pellet Grills LLC entered into a Separation and Release and Waiver of Claims Agreement, pursuant to which Traeger Pellet Grills LLC agreed to provide certain payments and benefits in exchange for Mr. Woodside’s execution of a release of claims in connection with the termination of his employment on September 25, 2020. The agreement provides that Mr. Woodside will receive (i) 18 months of base salary, payable in accordance with Traeger Pellet Grills LLC’s regular payroll practices over the 18-month period following his applicable release revocation period, (ii) 18 months of company-paid COBRA premiums (or less, if Mr. Woodside becomes eligible to participate in another insurance plan), (iii) a lump sum payment equal to $300,000, and (iv) an additional lump sum payment equal to $30,000 for Mr. Woodside’s relocation expenses. In connection with the termination of Mr. Woodside’s employment, his vested and unvested Incentive Units were treated as described in the section titled “—Equity Compensation,” above.

The agreement also includes noncompetition and employee and customer non-solicitation covenants that apply until September 25, 2021 and October 5, 2022, respectively. Furthermore, Mr. Woodside is subject to a perpetual non-disparagement covenant in favor of Traeger Pellet Grills LLC.

IPO-Related Changes in Executive Compensation

In connection with this offering, our board of directors approved certain changes to our named executive officers’ annual base salaries. We also expect to grant equity awards and cash bonuses to some of our employees, including certain of our named executive officers. Each of these arrangement is described in more detail below.

Mr. Blosil’s Annual Base Salary

Our board of directors approved an increase to Mr. Blosil’s annual base salary to $450,000, effective as of August 1, 2021.

IPO Cash Bonus to Mr. Blosil

We expect to grant cash awards to certain of our employees in connection with this offering with an aggregate value of approximately $2.2 million. Of these, we expect Mr. Blosil will receive a cash award of $750,000.

Jeremy Andrus Letter Agreement

In connection with the grant of equity awards discussed below in the section entitled “Recent Changes in Executive Compensation – IPO-Related Equity Awards,” we entered into a letter agreement, or the Side Letter, with Mr. Andrus pursuant to which Mr. Andrus agreed that he will not be eligible to receive another equity-based or long-term incentive compensation award prior to calendar year 2027. In addition, under the Side Letter, Mr. Andrus agreed (i) to reduce his annual base salary to $0 until December 31, 2026 and (ii) to not be eligible to receive an annual bonus with respect to 2021 or for any period prior to December 31, 2026. The Board believes that the lack of cash compensation, coupled with equity awards’ design (of vesting upon the achievement of significant stock price appreciation goals), ensures that Mr. Andrus’s compensation over the next several years is directly and solely tied to the Company’s achievement of superior performance.

IPO-Related Equity Awards

Our board of directors approved the grant of restricted stock unit awards pursuant to the 2021 Plan to certain of our directors, consultants and employees in connection with this offering. The restricted stock unit awards will become effective on the completion of this offering.

The aggregate dollar-denominated value of the awards, excluding the Chief Executive Officer Award, will be approximately $78.9 million, and the number of shares of our common stock subject to these awards will be determined based on the initial public offering price per share of our common stock in this offering. The restricted stock unit awards that our directors will receive are further described under the section titled, “Post-IPO Director Compensation—Director IPO Grants” below.

These awards granted to Messrs. Andrus and Blosil, are comprised of long-term performance-based restricted stock units, or PSUs, and time-based restricted stock units, or RSUs. The Chief Executive Officer Award is expected to cover a number of shares of common stock such that, following the grant of all IPO-related equity awards (including the Chief Executive Officer Award), equals 6% of the fully-diluted shares of common stock (with 4% covering Mr. Andrus’s PSUs and 2% covering Mr. Andrus’s RSUs ). We expect the Chief Executive Officer Award to cover an aggregate of 7,799,422 shares of common stock (based on 129,990,330 fully diluted shares of common stock outstanding after this offering).

The dollar-denominated value of the PSUs granted to Mr. Blosil will be approximately $2,760,000, and the dollar-denominated value of the RSUs granted to Mr. Blosil will be approximately $6,440,000. The number of shares of our common stock subject to these awards will be determined based on the initial public offering price per share of our common stock in this offering.

Andrus and Blosil PSU Awards

The PSUs are intended to retain and incentivize Messrs. Andrus and Blosil to lead our company to sustained, long-term superior financial performance. We believe the PSUs further align the executives’ interests with those of our long-term stockholders because the vesting, in addition to the value the executives may realize from the awards, if any, will depend on the creation of significantly enhanced stockholder value over a period of up to ten years following the date of this offering.

The PSUs granted to Messrs. Andrus and Blosil will become earned based on the achievement of stock price goals (measured as a volume-weighted average stock price over 60 days) at any time until the tenth anniversary of the closing of this offering. Mr. Andrus’s PSUs are divided into five tranches, with the first tranche having a stock price goal of 125% of the IPO price, and each of the next four stock prices goals equally 125% of the immediately preceding stock price goal. Mr. Blosil’s PSUs are divided into two tranches, with the first tranche having a stock price goal of 200% of the IPO price and the second tranche having a stock price goal of 300% of the IPO price.

For Mr. Andrus, any PSUs that become earned PSUs will vest on the applicable vesting date described in the following table or, if later, the date on which the applicable stock price goal is achieved, subject to Mr. Andrus’s continued service as our chief executive officer or executive chairman of our board of directors:

Earned PSUs’ Vesting Tranche	Vesting Date
First Vesting Tranche	50% on the first anniversary and 50% on the second anniversary of the closing of this offering
Second Vesting Tranche	50% on the second anniversary and 50% on the third anniversary of the closing of this offering
Third Vesting Tranche	50% on the third anniversary and 50% on the fourth anniversary of the closing of this offering
Fourth Vesting Tranche	50% on the fourth anniversary and 50% on the fifth anniversary of the closing of this offering
Fifth Vesting Tranche	50% on the fifth anniversary and 50% on the sixth anniversary of the closing of this offering

For Mr. Blosil, any PSUs that become earned PSUs will vest as to (i) 50% of the earned PSUs on the later of the first anniversary of the closing of this offering and the date on which the applicable stock price goal is achieved and (ii) 50% of the earned PSUs on the later of the second anniversary of the closing of this offering and the date on which the applicable stock price goal is achieved, in any case subject to his continued employment.

PSUs that remain unvested as of the expiration date automatically will be forfeited terminated without consideration.

Upon a termination of Mr. Andrus’s service by us without cause, by Mr. Andrus for good reason, or due to Mr. Andrus’s disability (each as defined in his award agreement), or due to Mr. Andrus’s death, any previously earned PSUs will vest, and any remaining PSUs will be forfeited and terminated without consideration. Upon a termination of Mr. Blosil’s employment due to Mr. Blosil’s disability (each as defined in Mr. Blosil’s award agreement) or due to Mr. Blosil’s death, any previously earned PSUs will vest, and any remaining PSUs will be forfeited and terminated without consideration. The vesting of any earned PSUs will be subject to the executive’s timely execution and non-revocation of a general release of claims.

In the event our company incurs a change in control, then any previously-earned PSUs will vest and any remaining PSUs will vest based on the price per share received by or payable with respect to our common stockholders in connection with the transaction, pro-rated to reflect a price per share that falls between two stock price goals.

To the extent any of the PSUs granted to Mr. Andrus vest, Mr. Andrus must hold such shares for two years following their vesting date, subject to certain exceptions set forth in the award agreement.

The RSUs granted to Mr. Andrus will vest as to 20% of the underlying shares on each of the first, second, third, fourth and fifth anniversaries of the closing of this offering, subject to Mr. Andrus’s continued service as our chief executive officer or executive chairman of our board of directors. Upon a termination of Mr. Andrus’s service by us without cause, by Mr. Andrus for good reason, or due to Mr. Andrus’s disability or death then, subject to his timely execution and non-revocation of a general release of claims, any unvested RSU will vest. To the extent any of the RSUs granted to Mr. Andrus vest, Mr. Andrus must hold such shares for two years following their vesting date, subject to certain exceptions set forth in the award agreement.

The RSUs granted to Mr. Blosil will vest as to 50% of the underlying RSUs on the third and fourth anniversaries of the closing of this offering, subject to Mr. Blosil’s continued service as of each applicable vesting date. Upon a termination of Mr. Blosil’s employment by us without cause on or following a change in control then, subject to his timely execution and non-revocation of a general release of claims, any unvested RSU will vest.

Director Compensation

2020 Director Compensation

The following table sets forth information for 2020 regarding the compensation awarded to, earned by or paid to our non-employee directors who served on our board of directors during 2020. Mr. Andrus, who served as our Chief Executive Officer during 2020, and continues to serve in that capacity, does not receive additional compensation for his service as a director, and therefore is not included in the Director Compensation table below. All compensation paid to Mr. Andrus is reported above in the “2020 Summary Compensation Table”.

In general, our non-employee directors did not receive any cash compensation for their service as a non-employee director during the year ended December 31, 2020. However, in February 2019, we entered into a Consulting Agreement and Amendment to Management Unit Grant Agreement with Mr. Marino pursuant to which Mr. Marino receives an annual fee of $55,000, payable in equal installments each calendar quarter for as long as he provides services as a non-employee director on our board. For 2020, we agreed to increase this annual fee to $55,000.

Name	Fees Earned or Paid in Cash ($)		Total ($)
Wayne Marino	55,000	(1)	55,000
Fred Lynch(2)	—
James Ho	—
Martin Eltrich	—
James Manges	—
Daniel James	—
Raul Alvarez	—
Harjit Shoan	—

(1)	Amount represents an annual fee payable to Mr. Marino for his services to our board and audit committee.
(2)	Mr. Lynch expects to resign from our board of directors prior to the closing of this offering.

The table below shows the aggregate numbers of Incentive Units held as of December 31, 2020 by each non-employee director who was serving as of December 31, 2020.

Name	Unvested Incentive Units Outstanding at Fiscal Year End
Wayne Marino	76
Fred Lynch(1)	—
Martin Eltrich	—
James Manges	—
Daniel James	—
Raul Alvarez	120
Harjit Shoan	—

(1)	Mr. Lynch expects to resign from our board of directors prior to the closing of this offering.

Post-IPO Director Compensation Program

Director IPO Grants

In connection with this offering, our board of directors approved the grant of restricted stock unit awards pursuant to the 2021 Plan to certain of our non-employee directors: Wayne Marino, Raul Alvarez, Wendy Beck and Elizabeth Lempres. These restricted stock unit awards will become effective upon the closing of this offering, and each has a value of $192,500 (with the number of shares determined based on the initial public offering price per share of our common stock in this offering). Each award will vest in full on the earlier of the first anniversary of the closing of this offering and our annual stockholders’ meeting in 2022, subject to continued service as of such date.

Post-IPO Director Compensation Program

In connection with this offering, our board of directors adopted and our stockholders approved a nonemployee director compensation program, or the Director Compensation Program, which will become effective in connection with the completion of this offering. The Director Compensation Program will provide for annual retainer fees and long-term equity awards for certain of our non-employee directors, referred to herein as Eligible Directors. The material terms of the Director Compensation Program are summarized below.

The Director Compensation Program consists of the following components:

Cash Compensation

•	Annual Retainer: $75,000

•	Lead independent director: $75,000

•	Annual Committee Chair Retainer:

•	Audit: $20,000

•	Compensation: $15,000

•	Nominating and Governance: $10,000

Annual cash retainers will be paid in quarterly installments in arrears and will be pro-rated for any partial calendar quarter of service.

Equity Compensation

•

Initial Grant: Each Eligible Director who is initially elected or appointed to serve on the Board after the effective date of this offering automatically will be granted, on the date on which such Eligible Director is appointed or elected to serve on the Board, a restricted stock unit award with a value of approximately $192,500, multiplied by a fraction (i) the numerator of which is the difference between 365 and the number of days from the date of the immediately preceding annual meeting of the Company’s stockholders (or the effective date of this offering, if there is no preceding annual meeting date) through the election or appointment date and (ii) the denominator of which is 365. These initial grants will vest in full on the earlier to occur of (x) the one-year anniversary of the applicable grant date and (y) the date of the next annual meeting of the Company’s stockholders following the grant date, subject to such Eligible Director’s continued service through the applicable vesting date.

•

Annual Grant: An Eligible Director who is serving on our board of directors as of the date of the annual meeting of the Company’s stockholders each calendar year (beginning with calendar year 2022) will be granted, on such annual meeting date, a RSU award with a value of approximately $192,500. Each annual grant will vest in full on the earlier to occur of (i) the first anniversary of the applicable grant date and (ii) the date of the next annual meeting following the grant date, subject to such Eligible Director’s continued service through the applicable vesting date.

In addition, each Initial Grant and Annual Grant will vest in full upon a change in control of the Company (as defined in the 2021 Plan) if the Eligible Director will not become a member of the board of the Company or the ultimate parent of the Company as of immediately following such change in control.

Compensation under our Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2021 Plan, as described in the section titled “Executive Compensation.”

Equity Incentive Plans

2021 Incentive Award Plan

In connection with this offering, our board of directors adopted, and our stockholders approved, the 2021 Incentive Award Plan, or the 2021 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants, and directors of our subsidiaries, are eligible to receive awards under the 2021 Plan. Following this offering, the 2021

Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. Subject to the adjustment described in the following sentence, the initial number of shares of our common stock available for issuance under awards granted pursuant to the 2021 Plan will equal 12% of the number of shares of our outstanding common stock upon completion of this offering, which shares may be authorized but unissued shares, treasury shares, or shares purchased in the open market. Notwithstanding anything to the contrary in the 2021 Plan, no more than 100,000,000 shares of our common stock may be issued pursuant to the exercise of incentive stock options under the 2021 Plan.

The number of shares available for issuance will be increased by an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (i) 5% of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our board of directors.

If an award under the 2021 Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, or cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration, or cash settlement, be used again for new grants under the 2021 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2021 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2021 Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the 2021 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2021 Plan will not reduce the shares available for grant under the 2021 Plan. However, the following shares may not be used again for grant under the 2021 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan. The 2021 Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the 2021 Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $750,000.

Awards. The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, RSUs, stock appreciation rights, or SARs, and other stock or cash awards. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock may be granted under the 2021 Plan. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees, or other cash compensation otherwise payable to any individual who is eligible to receive awards.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization, and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of our common stock; (20) regulatory achievements or compliance; (21) implementation or completion of critical projects; (22) market share; (23) economic value;

(24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; (31) year-end cash; and (32) human capital management goals or environmental, social and governance goals, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Certain Transactions. The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations, and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume, or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw- back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price, and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order,” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. Stockholder approval is not required for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of the date on which our stockholders approved the 2021 Plan or the date on which our board of directors adopted the 2021 Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2021 and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person or entity who is known by us to beneficially own more than 5% of our common stock; and

•	each of the selling stockholders.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares beneficially owned by them, subject to any applicable community property laws.

The percentage of beneficial ownership prior to this offering is based on 108,724,387 shares of common stock outstanding as of June 30, 2021 after giving effect to the split of our common units and the Corporate Conversion, including the distribution of shares of common stock to the holders of partnership interests in the Partnership based upon the value of Traeger, Inc. at the time of this offering, with a value implied by the initial public offering price of $17.00 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. The number of shares of common stock to be distributed to each former holder of partnership interests in the Partnership will be affected by the value of Traeger, Inc. at the time of this offering. See “Corporate Conversion.” The percentage of beneficial ownership after this offering is based on 117,547,916 shares of common stock outstanding as of June 30, 2021 after giving effect to the split of our common units, the Corporate Conversion and our issuance of 8,823,529 shares of common stock in this offering.

In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of June 30, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The table below excludes any shares issuable in connection with the IPO Awards and any purchases that may be made through our directed share program or otherwise in this offering. See “Underwriting—Directed Share Program.”

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o Traeger, Inc., 1215 E Wilmington Ave., Suite 200, Salt Lake City, UT 84106.

					Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Number of Shares Being Offered in this Offering	Number of Shares Being Offered Pursuant to Underwriters’ Option	Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number of Shares	Percentage			Number of Shares	Percentage	Number of Shares	Percentage
5% Stockholders:
AEA Fund(1)	40,462,767	37.2	5,521,249	1,330,640	34,941,518	29.7	33,610,878	28.6
Entities affiliated with OTPP(2)	29,808,418	27.4	4,067,436	980,268	25,740,982	21.9	24,760,714	21.1

					Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Number of Shares Being Offered in this Offering	Number of Shares Being Offered Pursuant to Underwriters’ Option	Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number of Shares	Percentage			Number of Shares	Percentage	Number of Shares	Percentage
Entities affiliated with Trilantic Capital Management L.P.(3)	21,713,128	20.0	2,962,815	714,049	18,750,313	16.0	18,036,264	15.3
Directors and Named Executive Officers:
Jeremy Andrus(4)	10,936,799	10.1	1,492,351	359,663	9,444,448	8.0	9,084,785	7.7
Dominic Blosil	597,986	0.6	81,596	19,665	516,390	0.4	496,725	0.4
Stephen Woodside	—	—	—	—	—	—	—	—
Raul Alvarez	382,269	0.4	—	—	382,269	0.3	382,269	0.3
Wendy A. Beck	—	—	—	—	—	—	—	—
Martin Eltrich(5)	—	—	—	—	—	—	—	—
James Ho(5)	—	—	—	—	—	—	—	—
Daniel James(6)	—	—	—	—	—	—	—	—
Elizabeth C. Lempres	—	—	—	—	—	—	—	—
Fred Lynch(5)	—	—	—	—	—	—	—	—
James Manges(6)	—	—	—	—	—	—	—	—
Wayne Marino	21,781	*	—	—	21,781	*	21,781	*
Harjit Shoan(7)	—	—	—	—	—	—	—	—
All directors and executive officers as a group (13 persons)	11,938,838	11.0	1,573,947	379,328	10,364,888	8.8	9,985,560	8.5
Other Selling Stockholders:
Certain senior management employes(8)	705,647	*	96,286	23,206	609,361	*	586,155	*
Certain marketing team employees(8)	322,731	*	37,016	4,315	285,715	*	281,400	*
Certain sales team employees(8)	958,700	*	125,901	27,099	832,799	*	805,700	*
Certain product team employees(8)	1,032,992	*	117,493	26,569	915,499	*	888,930	*
Certain general and administrative team employees(8)	973,446	*	97,024	20,529	876,422	*	855,893	*
Certain finance and legal team employees(8)	519,625	*	70,892	17,081	448,733	*	431,652	*
Certain former employees(8)	288,098	*	35,823	6,327	252,275	*	245,948	*

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
(1)

Consists of 40,462,767 shares of common stock held of record by AEA TGP Holdco LP, or the AEA Fund. The general partner of TGP Holdco is AEA Fund VI Stockholder Representative Corp., which is wholly owned by AEA Investors Fund VI LP, which, along with AEA Investors Executive Fund VI LP, is a limited partner in the AEA Fund. The general partner of AEA Investors Fund VI LP is AEA Investors Partners VI LP, whose general partner is AEA Management (Cayman) Ltd. The general partner of AEA Investors Executive Fund VI LP is AEA Investors Executive Partners VI LLC, whose sole member is AEA Investors LP. Each of AEA Fund VI Stockholder Representative Corp., AEA Investors Fund VI LP, AEA Investors Executive Fund VI LP, AEA Investors Partners VI LP, AEA Investors Executive Partners VI LLC, AEA Management (Cayman) Ltd., and AEA Investors LP may be deemed to share beneficial ownership of the shares of record owned by the AEA Fund, but each disclaims beneficial ownership of such shares. John L. Garcia, the Chairman of

AEA Investors LP and the sole stockholder and director of AEA Management (Cayman) Ltd., and Brian R. Hoesterey, the Chief Executive Officer of AEA Investors LP, may also be deemed to share beneficial ownership of the shares of the issuer’s common stock held of record by the AEA Fund, but each of Dr. Garcia and Mr. Hoesterey disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of each of the individuals, the AEA Fund, AEA Investors Executive Partners VI LLC, and AEA Investors LP is c/o AEA Investors LP, 520 Madison Ave., 40th Floor, New York, NY 10022. The address of each of AEA Investors Fund VI LP, AEA Investors Executive Fund VI LP, AEA Investors Partners VI LP and AEA Management (Cayman) Ltd. is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. For a description of our relationship with this stockholder, please see “Certain Relationships and Related Party Transactions.”
(2)

Consists of 29,808,418 shares of common stock held of record by 2594868 Ontario Limited, or 2594868, a wholly owned subsidiary of Ontario Teachers’ Pension Plan Board, or OTPP and together with 2594868, the OTPP Entities. The President and Chief Executive Officer of OTPP has delegated to each of Harjit Shoan and Kevin Mansfield the authority to implement disposition decisions with respect to the shares of common stock that are held by or may be acquired by 2594868; however, approval of such decisions are made by senior personnel within the capital markets group of OTPP in accordance with internal portfolio guidelines. Voting decisions are made by OTPP in accordance with internal proxy voting guidelines. As such, each of Harjit Shoan and Kevin Mansfield expressly disclaims beneficial ownership of the shares of Common Stock that are held by or may be acquired by 2594868. The business address of the OTPP is 5650 Yonge Street, Toronto, Ontario M2M 4H5. For a description of our relationship with this stockholder, please see “Certain Relationships and Related Party Transactions.”

(3)

Shares are indirectly owned by Trilantic Capital Partners V (North America) L.P. and Trilantic Capital Partners V (North America) Fund A L.P. together, the Trilantic Funds. The holdings of the Trilantic Funds are held by: TCP Traeger Holdings SPV LLC, or TCP SPV, which is managed by Trilantic Capital Partners Associates V L.P., or Trilantic Associates, as managing member. Trilantic Capital Management L.P., or TCM, is the investment adviser of the Trilantic Funds and the TCP SPV. TCM, Trilantic Associates, as well as Charles Ayres, E. Daniel James, and Christopher R. Manning (collectively, the Trilantic Partners) as partners, members of the Board of Managers and majority owners of TCM and the Board of Managers of the general partner of Trilantic Associates, may be deemed to share voting and dispositive power of the voting interests in the shares owned by the Trilantic Funds. The Trilantic Funds disclaim beneficial ownership of the shares of common stock, except to the extent of their pecuniary interest. TCM and the Trilantic Partners disclaim beneficial ownership of all shares held by the Trilantic Funds and TCP SPV. Each of the foregoing entities’ and individuals’ address is c/o Trilantic Capital Management L.P., 399 Park Avenue, 39th Floor, New York, NY 10022. For a description of our relationship with this stockholder, please see “Certain Relationships and Related Party Transactions.”

(4)

Consists of (i) 5,719,388 shares of common stock held by Jeremy Andrus and (ii) 5,217,411 shares of common stock held by Andrus-Traeger Holdings, LLC. Mr. Andrus is the manager of Andrus-Traeger Holdings, LLC and may be deemed to have voting and dispositive power over the shares held by Andrus-Traeger Holdings, LLC. The address of Andrus-Traeger Holdings, LLC is 1845 E. Yalecrest Avenue, Salt Lake City, Utah 84108.

(5)

Each of Mr. Eltrich, Mr. Ho, and Mr. Lynch serve on the board of directors as representatives of AEA, but disclaim beneficial ownership of the shares of common stock held of record by affiliates of AEA Investors LP. Please see footnote 1 above. Mr. Lynch expects to resign from our board of directors prior to the closing of this offering. The address of these individuals is c/o AEA Investors LP, 520 Madison Avenue, 40th Floor, New York NY 10022.

(6)

Each of Mr. James and Mr. Manges serve on the board of directors as representatives of the private equity funds managed by Trilantic Capital Management L.P., but disclaim beneficial ownership of the shares of common stock held of record by Trilantic Capital Management L.P. and its affiliates. Please see footnote 3 above. The addresses of these individuals is c/o Trilantic Capital Management, L.P., 399 Park Avenue, 39th Floor, New York, NY 10022.

(7)

Mr. Shoan serves on the board of directors as a representative of OTPP, but disclaims beneficial ownership of the shares of common stock held of record by the OTPP Entities and their affiliates. Please see footnote 2 above. The addresses of these individuals is 5650 Yonge Street, Toronto, Ontario M2M 4H5.

(8)	Consists of selling stockholders not otherwise listed in this table who within the groups indicated collectively own less than 1% of our common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the equity and other compensation, termination, change in control and other arrangements discussed in the section titled “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

New Stockholders Agreements

In connection with this offering, we intend to enter into two new stockholders agreements, or the New Stockholders Agreements. We intend to enter into a stockholders agreement with the AEA Fund, OTPP and TCP, or the Stockholders Agreement, and a stockholders agreement with Jeremy Andrus, our Chief Executive Officer, or the Management Stockholders Agreement.

Stockholders Agreement

The Stockholders Agreement will grant the AEA Fund, OTPP and TCP the right, but not the obligation, to designate a number of individuals for election to our board of directors at any meeting of our stockholders. Pursuant to the Stockholders Agreement, we will be required to, among other things, nominate a number of individuals for election as our directors at any meeting of our stockholders, designated by the AEA Fund (each such individual an “AEA Designee”), OTPP (each such individual an “OTPP Designee”) and TCP (each such individual a “TCP Designee”), such that, upon the election of such individual and each other individual designated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of:

A.

AEA Designees serving as directors will be equal to (i) three (3) directors, if certain affiliates of the AEA Fund continue to beneficially own at least 20% of the aggregate number of shares of common stock outstanding immediately following this offering, (ii) two (2) directors, if certain affiliates of the AEA Fund continue to beneficially own at less than 20% but more than 10% of the aggregate number of shares of common stock outstanding immediately following this offering, or (iii) one (1) director, if certain affiliates of the AEA Fund continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of common stock outstanding immediately following this offering;

B.

OTPP Designees serving as directors will be equal to (i) two (2) directors, if certain affiliates of OTPP continue to beneficially own at least 10% of the aggregate number of shares of common stock outstanding immediately following this offering, or (ii) one (1) director, if certain affiliates of OTPP continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of common stock outstanding immediately following this offering; and

C.

TCP Designees serving as directors will be equal to (i) two (2) directors, if certain affiliates of TCP continue to beneficially own at least 10% of the aggregate number of shares of common stock outstanding immediately following this offering, or (ii) one (1) director, if certain affiliates of TCP continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of common stock outstanding immediately following this offering.

Each of the AEA Fund, OTPP and TCP will also agree to vote, or cause to vote, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the AEA Designees, OTPP Designees and TCP Designees, in each case to the extent that each or any of the AEA Fund, OTPP and TCP have exercised their right to designate individuals for election to the board of directors.

If the number of individuals that the AEA Fund, OTPP and TCP have the right to designate is decreased because of the decrease in its in ownership, then a corresponding AEA Designee, OTPP Designee or TCP Designee will immediately tender his or her resignation for consideration by our board of directors and, if such resignation is requested by the board of directors, such director shall resign within thirty (30) days of the date on which the relevant stockholder’s right to designate individuals for election as our directors was decreased pursuant to the terms of the Stockholders Agreement. Notwithstanding the foregoing, a director may resign at any time regardless of the period of time left in his or her then current term.

In addition, pursuant to the Stockholders Agreement, and subject to our certificate of incorporation and bylaws, for so long as the AEA Fund, OTPP and TCP collectively beneficially own at least 30% of the aggregate number of shares of common stock outstanding immediately following this offering, certain actions by us or any of our subsidiaries will require the prior written consent of each of the AEA Fund, OTPP and TCP so long as such stockholder is entitled to designate at least two (2) directors for nomination to our board of directors. The actions that will require prior written consent include: (i) change in control transactions, (ii) acquiring or disposing of assets or any business enterprise or division thereof for consideration in excess of $250.0 million in any single transaction or series of transactions, (iii) increasing or decreasing the size of our board of directors, (iv) terminating the employment of our chief executive officer or hiring a new chief executive officer, and (v) initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries.

Management Stockholders Agreement

The Management Stockholders Agreement will require us to, among other things, nominate Jeremy Andrus, our Chief Executive Officer, for election as a director at any meeting of our stockholders, for so long as Mr. Andrus serves in his capacity as our Chief Executive Officer or, if Mr. Andrus is no longer serving as our Chief Executive Officer, until the earlier of (i) the termination of Mr. Andrus’s employment by us or any of our subsidiaries for cause, or (ii) the date on which Mr. Andrus beneficially owns less than 2% of the shares of common stock then outstanding. Each of the termination and dates referred to in the immediately preceding sentence is referred to herein as a Trigger Event.

In addition, pursuant to the Management Stockholders Agreement, for so long as a Trigger Event has not occurred, upon the first, second and third consecutive vacancies on the board of directors resulting from a decrease in the number of AEA Designees, OTPP Designees or TCP Designees pursuant to the terms of the Stockholders Agreement, Mr. Andrus will have the right to designate the initial replacement director(s) and we will be required to nominate such individual(s) for election as our directors at the immediately succeeding meeting of our stockholders. In the event that Mr. Andrus is no longer serving as our Chief Executive Officer and for so long as a Trigger Event has not occurred, (i) any director designated by Mr. Andrus in accordance with the foregoing sentence shall satisfy the standards of independence established for independent directors and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act and shall not be an affiliate of Mr. Andrus, and (ii) we will appoint Mr. Andrus as our Executive Chairman.

Coordination Agreement

In connection with this offering, the Investors will enter into a coordination agreement, or the Coordination Agreement. Pursuant to the Coordination Agreement, the Investors will agree, subject to certain limited exceptions, to certain limitations on their ability to sell or transfer any shares of common stock. For example, the Coordination Agreement requires the Investors to make reasonable efforts to provide notice to the other Investors and to coordinate their sales of common stock for certain transfers including, but not limited to (i) transfers by the Investors of their shares pursuant to Rule 144 under the Securities Act, or Rule 144, (ii) distributions to partners, and (iii) tag-along rights regarding certain private sales of common stock. Any Investor may withdraw from the Coordination Agreement in the event such Investor holds less than three percent (3%) of the aggregate then-outstanding shares of our common stock.

Registration Rights Agreement

In connection with this offering, we, the Investors and certain other stockholders will enter into a registration rights agreement, or the Registration Rights Agreement. The Registration Rights Agreement provides the Investors and certain other stockholders, under certain circumstances and subject to certain restrictions, with certain rights with respect to the registration of their shares of common stock under the Securities Act, including customary demand and piggyback registration rights. For a description of these registration rights, see “Description of Capital Stock—Registration Rights” for additional information.

Management Agreement

On September 25, 2017, we entered into a management agreement, or the Management Agreement, with AEA Investors LP, or AEA, relating to the provision of its advisory and consulting services. The Management Agreement required us to pay AEA compensation a mutually agreed fee consistent with past practice for services provided by AEA in connection with potential acquisitions, mergers, financings or other major transactions, including an initial public offering. The Management Agreement also required us to reimburse AEA for its reasonable documented out-of-pocket costs and expenses incurred in connection with the Acquisition, its provision of ongoing advisory and consulting services, monitoring its investment in us and developing, negotiating, performing or enforcing any agreements or documents relating to its investment in us. Pursuant to the Management Agreement, we incurred fees and expenses that were less than $120,000 in each of 2018, 2019 and 2020 for services rendered by AEA. For the three months ended March 31, 2021, we did not incur any fees or expenses under the Management Agreement. In connection with this offering, the Management Agreement will be terminated, subject to the ongoing application of indemnification provisions as discussed below.

Pursuant to the Management Agreement, we agreed to indemnify AEA against any claims or liabilities relating to or arising out of actions taken by AEA relating to the provision of its advisory and consulting services (under the terms of the Management Agreement) or the operation of our business, except for claims or liabilities that are judicially determined to have resulted from actions taken or omitted to be taken by AEA in bad faith, or due to AEA’s gross negligence or willful misconduct or that are attributable to any diminution in the value of the investment made by AEA. If for any reason (other than the bad faith, gross negligence or willful misconduct of AEA as provided above) the foregoing indemnity is unavailable to or insufficient to hold AEA harmless, then we will be required to contribute to any amount paid or payable by AEA as a result of such claims or liabilities in such proportion as is appropriate to reflect (i) the relative benefits received by us, on the one hand, and AEA, on the other hand, (ii) the relative fault of us and AEA and (iii) any relevant equitable considerations, subject to the limitation that in any event AEA’s aggregate contribution to all claims and liabilities shall not exceed the amount of fees actually received by AEA under the Management Agreement (notwithstanding a finding of bad faith, gross negligence or willful misconduct of AEA). Under the Management Agreement, AEA did not have any liability to us in connection with the services it rendered pursuant to the agreement (notwithstanding a finding of bad faith, gross negligence or willful misconduct of AEA). Those indemnification provisions survive termination of the Management Agreement.

Other Transactions

We outsource a portion of our customer service and support operations to a third party. This third party is owned in part by OTPP and TCP. The total amount of expenses associated with such services were $6.5 million and $0 for the years ended December 31, 2020 and 2019, respectively, and $1.8 million for the three months ended March 31, 2021. We did not incur any similar expenses in the three months ended March 31, 2020. Amounts payable to the third party as of December 31, 2020 and 2019 were $0.7 million and $0, respectively, and were $0.5 million as of March 31, 2021. There were no such amounts payable as of March 31, 2020.

IPO Bonuses

We intend to pay certain employees, including certain of our executive officers, cash bonuses in connection with a successful completion of this offering. The bonuses will be paid in cash using a portion of the net proceeds from this offering. We expect that the aggregate amount of such bonus payments will be approximately $2.2 million for all employees, including an expected cash award of $750,000 to Dominic Blosil, our Chief Financial Officer.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price per share up to 5% of the shares of common stock offered by this prospectus, to certain individuals through a directed share program, including our directors, employees and certain other individuals identified by us. See “Underwriting—Directed Share Program.”

Indemnification Agreements

Our bylaws, as will be in effect prior to the closing of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by law.

Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law, subject to certain exceptions contained in those agreements.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Our Policy Regarding Related Party Transactions

In connection with this offering, our board of directors will adopt a written related person transaction policy, which will become effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our certificate of incorporation and our bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. During the period between the Corporate Conversion and the pricing of this offering, Jeremy Andrus will temporarily be granted such percentage of additional voting power so as to ensure that OTPP, in accordance with the requirements of certain provisions of the Pension Benefits Act (Ontario) applicable to OTPP, does not hold a number of shares of our common stock that would entitle OTPP to more than 30% of the votes that may be cast for the election of our directors prior to the pricing of this offering. The additional voting power granted to Jeremy Andrus will automatically be canceled and retired upon pricing of this offering, at which time OTPP will hold 30% or less of our total issued and outstanding shares of common stock. The description below reflects the completion of the Corporate Conversion and assumes the cancellation and retirement of the additional voting power granted to Jeremy Andrus discussed above.

General

Our authorized capital stock following this offering consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our certificate of incorporation and our bylaws.

Common Stock

As of March 31, 2021, after giving effect to the Corporate Conversion, we had 108,724,387 shares of common stock outstanding, held of record by approximately 74 stockholders of record.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of March 31, 2021, after giving effect to the Corporate Conversion, no shares of preferred stock were issued or outstanding.

Under the terms of our certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Restricted Stock Units

Our board recently approved the IPO Awards, which include the Chief Executive Officer Award and the IPO RSUs and will become effective in connection with the completion of this offering. The Chief Executive Officer Award includes RSUs settleable for 7,799,422 shares of common stock, based on 129,990,330 fully diluted shares of common stock outstanding after this offering. The IPO RSUs include RSUs settleable for 4,642,992 shares of common stock, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Recipients of our IPO RSUs include our Chief Financial Officer and our non-employee directors: Wayne Marino, Raul Alvarez, Wendy Beck and Elizabeth Lempres. For more information regarding the IPO Awards, please see “Executive Compensation.” The aggregate number of shares of our common stock subject to the IPO Awards is undeterminable at this time, as they will be determined based on the initial public offering price per share of our common stock in this offering.

Dividends

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The Delaware General Corporation Law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Registration Rights

In connection with this offering, we, the Investors and certain other stockholders will enter into the Registration Rights Agreement, pursuant to which such holders of our common stock will have registration rights. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement. Under the Registration Rights Agreement, we will generally be required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration, whether or not such registration becomes effective or the offering is consummated. The Registration Rights Agreement also contains customary indemnification and procedural terms.

Demand Registration Rights

Following the completion of this offering, the holders of an aggregate of 79,432,813 shares of our common stock, which together represents 67.6% of our outstanding shares of common stock after the offering, will be entitled to certain demand registration rights. Subject to certain limitations, we are obligated to effect (i) an unlimited amount of such demands from the AEA Fund whether before or after the consummation of this offering and (ii) up to two (2) demands from each of OTPP and TCP, subject to certain ownership limitations and restrictions for each of OTPP and TCP. Following any demand request, we will notify other holders with such rights as to the requested registration at least five (5) business days prior to the filing of any registration statement and, as expeditiously as possible, but in any event no later than forty-five (45) days from our receipt of such demand, effect such registration. If we determine that it would be detrimental to us and our stockholders to effect a requested registration due to a valid business reason, we may postpone such registration and file the registration statement within five (5) business days after such valid business reason no longer exists but in no event more than forty-five (45) days after such valid business reason has been determined to exist. In connection with any demand registration, the AEA Fund shall have the right to designate the lead managing underwriter pursuant to an underwritten offering.

The foregoing demand registration rights are subject to a number of additional exceptions and limitations.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, certain of our stockholders, including the Investors, will be entitled to certain “piggyback” registration rights, entitling them to notice of the registration and allowing them to include their registrable securities in such registration. These rights will apply whenever we propose to file a registration statement under the Securities Act other than with respect to (i) a registration related to the sale of securities to employees pursuant to a stock option, stock purchase or similar plan or (2) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act.

S-3 Registration Rights

Following the completion of this offering, the holders of an aggregate of 88,877,287 shares of our common stock, which represents 75.6% of our outstanding shares of common stock after the offering, will be entitled to certain Form S-3 registration rights. One or more holders of these shares may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is the lesser of (i) at least $20.0 million or (ii) the market value of the remaining registrable securities held by such holder requesting the Form S-3 registration. Following such a request, we will notify the other holders with such rights as to the requested registration and, as expeditiously as possible, but in any event within 20 days, effect such shelf underwriting request. Certain holders may make an unlimited number of requests for registration on

Form S-3; however, for certain holders, we will not be required to effect such a registration on Form S-3 if we have effected a registration within the six-month period preceding the date of the request.

In each case described above, if we determine that it would be detrimental to us and our stockholders to effect a requested registration due to a valid business reason, we may postpone such registration and file the registration statement within five (5) business days after such valid business reason no longer exists but in no event more than forty-five (45) days after such valid business reason has been determined to exist.

Exclusive Venue

Our certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The certificate of incorporation will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the AEA Fund, OTPP and TCP or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our certificate of incorporation will provide that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, we have an interest or expectancy in such opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached his or her duty of loyalty, failed to act in good faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Certain provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors is divided into three classes, with each class serving three-year staggered terms. As a result, approximately one-third of our directors are expected to be elected each year. Our certificate of incorporation will provide that directors may be removed at any time with or without cause upon the affirmative vote of the holders of capital stock representing a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon; provided, however, that at any time when the AEA Fund, OTPP and TCP beneficially own, in the aggregate, less than the majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, directors may only be removed for cause and only upon the affirmative vote of a majority of the holders of capital stock representing the voting power of our outstanding shares of capital stock entitled to vote thereon. See “Management—Committees of the Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Board of Directors Vacancies: Size of the Board

Our certificate of incorporation will provide that, subject to the rights of the holders of any series of preferred stock to elect directors and the terms of the Stockholders Agreements, vacant directorships, including newly created seats, shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Our certificate of incorporation will provide that, subject to the rights of the holders of any series of preferred stock to elect directors and the rights granted pursuant to the Stockholders Agreement, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws will also specify certain requirements regarding the timing, form and content of a stockholder’s notice. These provisions will not apply to the parties to each of our New Stockholders Agreements so long as each such agreement remains in effect. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent; Special Meeting of Stockholders

Our certificate of incorporation will provide that, at any time when the parties to our Stockholders Agreement beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may take action by consent without a meeting, and at any time when the parties to our Stockholders Agreement beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, our stockholders may not take action by written consent, but may only take action at a meeting of stockholders. As a result, following the time when the AEA Fund, OTPP and TCP beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our certificate of incorporation will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our Chief Executive Officer, as applicable, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Amendments to certain provisions of our certificate of incorporation will require the approval of two-thirds of the voting power of our outstanding capital stock. Our amended and restated bylaws will provide that approval of stockholders holding two-thirds of the voting power of our outstanding capital stock, is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Section 203 of the Delaware General Corporation Law

Our certificate of incorporation will contain a provision opting out of Section 203 of the Delaware General Corporation Law. However, our certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in the certificate of incorporation.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides the Investors and any of their respective affiliates, and any group as to which such persons are a party, will not be deemed to be “interested stockholders” for purposes of this provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Stock Exchange Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “COOK.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market or the perception that such sales or issuances may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. Furthermore, although we have applied to list our common stock on the New York Stock Exchange, we cannot assure you that there will be an active public trading market for our common stock.

Upon consummation of this offering, we expect to have outstanding an aggregate of 117,547,916 shares of our common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional 94,018,505 shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-up Agreements

In connection with this offering, we and the selling stockholders, our executive officers and directors and substantially all of our other existing security holders have agreed with the underwriters not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC, subject to certain limited exceptions. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

In connection with the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person who is an affiliate, and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 1.17 million shares immediately after consummation of this offering; or

•	the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our new omnibus incentive plan and pursuant to all outstanding option grants made prior to this offering. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of an owner in such an entity will depend on the status of the owner, the activities of such entity, and certain determinations made at the owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our common stock and the owners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules and certification requirements.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (USRPI) by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United

States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock generally will be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale or other taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) whether acting as a beneficial owner or an intermediary, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our common stock is held may affect the determination of whether FATCA withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
BMO Capital Markets Corp.
Piper Sandler & Co.
Stifel, Nicolaus & Company, Incorporated
Telsey Advisory Group LLC
Academy Securities, Inc.
AmeriVet Securities, Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.

Total:	23,529,411

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,529,411 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,529,411 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $8.8 million. We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000 and expenses incurred in connection with the directed share program. In addition, the underwriters have agreed to reimburse us for certain expenses related to the offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the New York Stock Exchange under the trading symbol “COOK”.

We, the selling stockholders and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, subject to limited exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In relation to us, the restrictions described above do not apply to:

(a)	the sale of shares to the underwriters;

(b)

the issuance or acquisition by us of shares of common stock in connection with the exercise of an option or warrant, vesting or settlement of restricted stock or restricted stock units or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

(c)

the issuance of shares of common stock pursuant to our equity incentive plans or the amendment of awards under our equity incentive plans, provided that any issuance of shares of common stock are non-transferable for the remainder of the restricted period;

(d)

common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or the entrance into an agreement to issue common stock or any securities convertible into, or exercisable or exchangeable for, common stock, in connection with any merger, joint venture, strategic alliances, commercial or other collaborative transaction or the acquisition or license of the business, property, technology or other assets of another individual or entity or the assumption of an employee benefit plan in connection with a merger or acquisition; provided that the aggregate number of common stock or any securities convertible into, or exercisable or exchangeable for, our common stock that we may issue or agree to issue pursuant to this clause (d) shall not exceed 10% of the total outstanding share capital immediately following the issuance of the shares; and provided further, that the recipients of any such shares of common stock and securities issued pursuant to this clause (d) during the 180-day restricted period described above shall enter into a lock-up agreement on or prior to such issuance; or

(e)

facilitating the establishment of a trading plan on behalf of any of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

In relation to the selling stockholders, our officers, our directors and holders of substantially all of our outstanding stock and stock options, the restrictions described above do not apply to:

(a)	subject to certain limitations, transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

(b)	subject to certain limitations, transfers as a bona fide gift or gifts:

(c)

subject to certain limitations, transfers or distributions to (1) direct or indirect limited partners, members, stockholders, or holders of similar equity interests that is an affiliate (as defined in Rule 405 under the Securities Act) or (2) any investment fund or other entity controlled or managed by certain holders and their affiliates;

(d)	subject to certain limitations, transfers to any immediate family member (“immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(e)	subject to certain limitations, transfers or dispositions by will or intestacy;

(f)	subject to certain limitations, transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (b), (d) and (e) above;

(g)	subject to certain limitations, transfers to us upon death, disability or termination of employment;

(h)

subject to certain limitations, transfers or dispositions pursuant to an order of a court or regulatory agency or by operation of law, such as pursuant to a domestic relations order or in connection with a divorce settlement, divorce decree or separation agreement;

(i)

subject to certain limitations, transfers to us in connection with the repurchase of shares of common stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus, or pursuant to the agreements pursuant to which such shares were issued, as described in this prospectus, provided that such repurchase of shares of common stock is in connection with the termination of the undersigned’s service provider relationship with us;

(j)

subject to certain limitations, transfers to us (A) pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase common stock granted by us pursuant to any employee benefit plans or arrangements described in this prospectus, where any common stock received by the undersigned upon any such exercise will be subject to the terms of the lock-up agreement, or (B) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase common stock or the vesting of any restricted stock or restricted stock unit awards granted by us pursuant to employee benefit plans or arrangements described in this prospectus, in each case on a “cashless,” “net exercise” or “net settlement” basis, where any common stock received by the undersigned upon any such exercise or vesting will be subject to the terms of the lock-up agreement; provided that any such options, restricted stock and restricted stock units are held by the undersigned as of the date of this prospectus and were issued pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus;

(k)

subject to certain limitations, transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all of our holders of capital stock, the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of the voting share capital of us or the surviving entity, provided that in the event that such transaction is not completed, the shares shall remain subject to the provisions of the lock-up agreement; or

(l)	to the underwriters pursuant to the underwriting agreement.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. In addition, affiliates of Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC, Jefferies LLC and BMO Capital Markets Corp. are lenders under our New Revolving Credit Facility, and such entities or their affiliates acted as Joint Lead Arrangers and Joint Bookrunners under our New First Lien Term Loan Facility, for which an affiliate of Credit Suisse Securities (USA) LLC also acts as Administrative Agent and Collateral Agent.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders, and the representative. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price per share up to 5% of the shares of common stock offered by this prospectus, to certain individuals through a directed share program, including our directors, employees and certain other individuals identified by us. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director or executive officer, which shares will be subject to the lock-up restrictions described above. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered under this prospectus. The underwriters will receive the same discount from such reserved shares as they will from other shares of our common stock sold to the public in this offering. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares. We have also agreed to reimburse the underwriters for expenses incurred in connection with the directed share program. The directed share program will be arranged through Morgan Stanley & Co. LLC.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

This prospectus does not constitute a public offer of shares of common stock, whether by sale or subscription, in the People’s Republic of China, or PRC. The shares of common stock are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of common stock offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the Company and its representatives to observe these restrictions.

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:

(a)    to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt

Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares of common stock may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Korea

The shares of common stock offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares of common stock will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;

(b)    or a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)    where no consideration is or will be given for the transfer;

(c)    where the transfer is by operation of law;

(d)    as specified in Section 276(7) of the SFA; or

(e)    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the shares of common stock are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock described herein. The shares of common stock may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading venue in Switzerland, and neither this prospectus nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

(a)    to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us and the selling stockholders by Latham & Watkins LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson LLP provides legal services to us and our subsidiaries from time to time and owns an indirect interest in less than 1% of our common stock through limited partnership interests in funds associated with AEA Investors.

EXPERTS

The consolidated financial statements of TGPX Holdings I LLC at December 31, 2020 and 2019, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

TGPX HOLDINGS I LLC AND SUBSIDIARIES

INDEX TO THE FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of TGPX Holdings I LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TGPX Holdings I LLC and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), changes in member’s equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

Salt Lake City, Utah

May 3, 2021, except as to paragraph 2 of Note 21,

which is as of July 21, 2021

TGPX HOLDINGS I LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	$11,556	$7,077
Accounts receivable, net	64,840	34,670
Inventories	68,835	39,304
Prepaid expenses and other current assets	13,776	3,378

Total current assets	159,007	84,429
Property, plant, and equipment, net	32,404	21,775
Goodwill	256,838	251,170
Intangible assets, net	539,841	567,088
Other long-term assets	1,491	383

Total assets	$989,581	$924,845

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities
Accounts payable	$21,673	$17,391
Accrued expenses	54,697	28,043
Current portion of notes payable	3,407	3,407
Current portion of capital leases	296	323

Total current liabilities	80,073	49,164
Notes payable, net of current portion	433,605	443,931
Capital leases, net of current portion	536	561
Other long-term liabilities	327	311

Total liabilities	514,541	493,967

Commitments and contingencies (Note 13)
Member’s equity
108,724,422 common units authorized, issued, and outstanding at December 31, 2020 and 2019	—	—
Member’s capital	571,038	558,478
Accumulated deficit	(95,998)	(127,600)

Total member’s equity	475,040	430,878

Total liabilities and member’s equity	$989,581	$924,845

The accompanying notes are an integral part of these consolidated financial statements

TGPX HOLDINGS I LLC AND SUBSIDIARIES CONSOLIDATED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except unit and per unit amounts)

	Year-ended December 31,
	2020	2019
Revenue	$545,772	$363,319
Cost of revenue	310,408	207,539

Gross profit	235,364	155,780
Operating expense
Sales and marketing	93,690	66,921
General and administrative	50,243	45,304
Amortization of intangible assets	32,533	33,100

Total operating expense	176,466	145,325

Income from operations	58,898	10,455
Other income (expense):
Interest expense	(34,073)	(39,462)
Other income (expense)	7,526	(462)

Total other income (expense), net	(26,547)	(39,924)
Income (loss) before provision for income taxes	32,351	(29,469)
Provision for income taxes	749	124

Net income (loss)	$31,602	$(29,593)

Comprehensive income (loss)	$31,602	$(29,593)

Net income (loss) attributable to common unit holders	31,602	(29,593)

Net income (loss) per unit, basic and diluted	$0.29	$(0.27)

Weighted-average number of units outstanding, basic and diluted	108,724,422	108,724,422

The accompanying notes are an integral part of these consolidated financial statements

TGPX HOLDINGS I LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY

(in thousands, except unit amounts)

	Common Units				Total
	Units Outstanding	No Par Value	Member’s Capital	Accumulated Deficit	Member’s Equity
Balance at January 1, 2019	108,724,422	—	$556,206	$(98,413)	$457,793
Cumulative adjustment for adoption of ASC 606	—	—	—	406	406
Distributions	—	—	(80)	—	(80)
Equity-based compensation	—	—	2,352	—	2,352
Net loss	—	—	—	(29,593)	(29,593)

Balance at December 31, 2019	108,724,422	—	$558,478	$(127,600)	$430,878

Distributions	—	—	$(250)	$—	(250)
Equity-based compensation	—	—	12,810	—	12,810
Net income	—	—	—	31,602	31,602

Balance at December 31, 2020	108,724,422	—	$571,038	$(95,998)	$475,040

The accompanying notes are an integral part of these consolidated financial statements

TGPX HOLDINGS I LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year-ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$31,602	$(29,593)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant, and equipment	7,762	6,057
Amortization of intangible assets	33,206	33,100
Amortization of deferred financing costs	2,762	2,640
Loss on disposal of property, plant, and equipment	186	618
Equity-based compensation expense	12,810	2,352
Bad debt expense	—	206
Unrealized gain on derivative contracts	(6,087)	(581)
Change in operating assets and liabilities:
Accounts receivable	(30,170)	(8,494)
Inventories, net	(29,531)	(4,949)
Prepaid expenses and other current assets	(4,311)	(49)
Accounts payable and accrued expenses	28,351	17,052
Deferred rent	17	127

Net cash provided by operating activities	46,597	18,486

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(14,127)	(7,501)
Acquisition of subsidiaries	(12,724)	(1,141)
Capitalization of patent costs	(511)	(503)
Proceeds from notes receivable	21	48

Net cash used in investing activities	(27,341)	(8,997)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on line of credit	57,000	34,500
Repayments on line of credit	(67,000)	(40,000)
Deferred financing costs paid	(810)	—
Repayments of term loans	(3,407)	(3,407)
Principal payments on capital lease obligations	(310)	(273)
Distributions to member	(250)	(80)

Net cash used in financing activities	(14,777)	(9,260)

Net increase in cash	4,479	229
Cash at beginning of period	7,077	6,848

CASH AT END OF PERIOD	$11,556	$7,077

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$31,327	$36,791
Cash paid for income taxes	$76	$124
NON-CASH FINANCING AND INVESTING ACTIVITIES
Equipment purchased under capital leases	$393	$350
Property, plant, and equipment included in accounts payable and accrued expenses	$576	$318
Unpaid amount for acquisition of subsidiaries included in accrued expenses	$2,414	$—

The accompanying notes are an integral part of these consolidated financial statements

1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Nature of Operations – TGPX Holdings I LLC and its wholly owned Subsidiaries (collectively “Traeger” or the “Company”) design, source, sell, and support wood pellet fueled barbeque grills sold to retailers, distributors, and direct to consumers. The Company produces and sells the pellets used to fire the grills and also sells Traeger-branded rubs, spices, and sauces, as well as grill accessories (including covers, barbeque tools, trays, liners, and merchandise). A significant portion of the Company’s sales are generated from customers throughout the United States (“U.S.”), and the Company continues to develop distribution in Canada and Europe. The Company’s headquarters are in Salt Lake City, Utah. The Company is a limited liability company, a legal entity in which the owner’s (member’s) liabilities are limited to their respective investments in the Company.

The 108,724,422 common units in the Company are held by TGP Holdings LP and there are no potentially dilutive securities at the TGPX Holdings I LLC level. Accordingly, basic and diluted earnings per share presented on the Consolidated Statements of Operations and Comprehensive Income (Loss) as of December 31, 2020 and 2019 are the same.

Pushdown Accounting – On September 25, 2017, AEA Investors LP, TCP Traeger Holdings SPV LLC, Ontario Limited, and other management and limited partners purchased a 100% equity stake (the “Transaction”) in Traeger Pellet Grills Holdings LLC through a merger agreement in which TGP Holdings LP (“Purchaser”) was formed. TGPX Holdings I LLC was formed and became a wholly owned subsidiary of Purchaser on that date. Total consideration transferred by the Purchaser for the acquisition of Traeger Pellet Grills Holdings LLC was $954 million. The Company has applied pushdown accounting from the Transaction to recognize the fair value of assets acquired and liabilities assumed. This included recording newly established fair values for property, plant, and equipment and the recognition of identified intangibles and goodwill in the purchase price allocation.

Basis of Presentation and Principles of Consolidation – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and the assumptions made by management that present the greatest amount of estimation uncertainty include business combination accounting for the fair value of assets acquired and liabilities assumed, customer credits and returns, valuation and impairment of intangible assets including goodwill, unrealized positions on foreign currency derivatives and reserves for warranty. Actual results could differ from these estimates.

Cash and Cash Equivalents – Traeger considers cash on deposit and short-term investments with remaining maturities at acquisition of three months or less to be cash and cash equivalents.

Concentrations – Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash in banks, trade accounts receivable and foreign currency contracts. Credit is extended to customers based on an evaluation of the customer’s financial condition and collateral is not generally required in the Company’s sales transactions. Three customers (each large U.S. retailers) that accounted for a significant portion of net sales are as follows:

	For the year-ended December 31,
	2020	2019
Customer A	20%	16%
Customer B	18%	16%
Customer C	16%	22%

Concentrations of credit risk exist to the extent credit terms are extended with these three large customers. A business failure on the part of any one the three customers could result in a material amount of exposure to the Company. No other single customer accounted for greater than 10% of the Company’s net sales for the years ended December 31, 2020 and 2019.

The Company’s sales to dealers and distributors located outside the United States are generally denominated in U.S. dollars. The Company does have sales to certain dealers located in the European Union, the United Kingdom and Canada which are denominated in Euros, British Pounds and Canadian Dollars, respectively.

The Company relies on a limited number of suppliers for its contract manufacturing of grills and accessories. A significant disruption in the operations of certain of these manufacturers, or in the transportation of parts and accessories would impact the production of the Company’s products for a substantial period of time, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Accounts Receivable, Net – The Company reports its accounts receivable based on the amount that is expected to be collected from its sales to customers. The accounts receivable balance is comprised of the amounts invoiced to customers and reduced by an allowance for doubtful accounts, accrued sales discounts and a credit reserve for sales returns and allowances. The Company performs on-going credit evaluations of its customers and in certain instances may deploy third-party collection efforts. Generally, the Company does not require collateral in its transactions with customers. The Company determines its allowance for doubtful accounts and credit reserve for sales returns and allowances based on management’s evaluation of the accounts receivable aging, past credit and collection history, and product returns and discounts history. Adjustments to the allowance for doubtful accounts for amounts related to known credit events that would affect a customer’s ability to pay are charged to bad debt expense, otherwise any adjustment is recorded as a reduction to net sales. Interest is not accrued on outstanding accounts receivable balances.

Inventories – Inventories consist of finished goods, work-in-process and raw materials. Inventories are stated at the lower of cost or net realizable value, with cost for raw materials and finished goods stated as an approximate cost determined on the first-in first-out basis. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Assessments to value the inventory at the lower of the average cost to purchase the inventory, or the net realizable value of the inventory, are based upon assumptions about future demand, physical deterioration, changes in price levels and market conditions. As a result of the Company’s assessments, when the net realizable value of inventory is less than the carrying value, the inventory cost is written down to the net realizable value and the write down is recorded as a charge to cost of revenue. Inventories include indirect acquisition and production costs that are incurred to bring the inventories to their present condition and location. Inventories are recorded net of reserves for obsolescence. Once established, the original cost of the inventory less the related inventory reserve represents the new cost basis of such products.

Derivative Instruments – The Company uses derivative contracts (foreign exchange option contracts) for the purpose of economically hedging exposure to changes in currency fluctuations between the U.S. Dollar and the Chinese Renminbi. The Company accounts for these contracts in accordance with FASB ASC 815, Derivatives and Hedging, which requires that all derivatives be recognized at fair value in the consolidated balance sheets, and that corresponding gains and losses are recognized in other income (expense) in the consolidated statements of operations. The Company does not apply hedge accounting to these instruments.

Property, Plant, and Equipment – Property, plant, and equipment is stated at cost less accumulated depreciation and amortization. Additions and betterments to property, plant, and equipment that improve economic performance, extend the useful life, or improve the quality of units or services produced of the component asset are capitalized.

The Company does not depreciate amounts recorded for land. Depreciation and amortization on individual components of property is computed using the straight-line method over the estimated useful lives of the assets as follows:

Years
Buildings	15
Machinery and equipment	5-20
Leasehold improvements	Shorter of useful lives or lease term
Office equipment and fixtures	2-10
Vehicles	2-10
Computer hardware and software	3-5

When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are derecognized from the respective accounts, and any remaining carrying value is included in depreciation expense in the consolidated statements of operations if retired, or if sold, the resulting gain or loss is recognized in other income in the consolidated statements of operations. The cost of maintenance and repairs are expensed as incurred.

The Company capitalizes costs for internal-use software incurred during the application development stage. Software costs related to preliminary project activities and post implementation activities are expensed as incurred. The Company capitalizes costs incurred for software purchases and certain costs related to website development. Capitalized costs related to internal-use software, software purchases and website development are amortized on a straight-line basis over the estimated useful life of the software, not to exceed three years. Capitalized costs less accumulated amortization are included within property, plant, and equipment, net on the consolidated balance sheets.

Deferred Financing Costs – Costs incurred in connection with long-term debt financing are deferred and reflected net of notes payable and are amortized to interest expense utilizing the effective-interest method over the term of the related financing. Costs incurred in connection with the issuance and amendments to the revolving credit facility and the issuance of the Receivables Financing Agreement are capitalized and recorded as other assets on the consolidated balance sheets. These costs are being amortized to interest expense on a straight-line basis over the term of each respective credit facility.

Deferred Rent – Deferred rent expense represents the difference between rent paid and the amounts expensed for operating leases as well as certain tenant improvement allowances and incentives provided by landlords. Certain leases have scheduled rent increases, and certain leases include an initial period of free or reduced rent as an inducement to enter into the lease agreement (“rent holidays”). The Company includes these changes in the calculation of recognized rent expense on a straight-line basis over the term of the underlying leases, without regard to when rent payments are made.

Intangible Assets – Finite-lived intangible assets are initially recorded at fair value and presented net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company is currently amortizing acquired intangible assets, including customer relationships, business trademarks and patented technology, over periods ranging between 7 years and 25 years. Amortization related acquired patent technology and capitalized patent costs is recorded as a component of cost of revenue.

Goodwill – Goodwill represents the excess of consideration transferred over the fair value of tangible and identifiable intangible net assets acquired and the liabilities assumed in a business combination. Substantively all of the Company’s goodwill was recognized in the purchase price allocation when the Company was acquired in 2017, with smaller incremental amounts recognized in subsequent business combinations. Goodwill is not amortized, but is subject to an annual impairment test. In conducting its annual impairment test, the Company first reviews qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, the Company performs a quantitative assessment, analyzing the expected present value of future cash flows to quantify the amount of impairment, if any.

The Company conducts annual goodwill impairment tests in the fourth quarter of each fiscal year or whenever an indicator of impairment exists. For the annual impairment tests conducted in the fourth quarters of 2020 and 2019, the Company performed qualitative assessments of goodwill and determined based on the economic conditions and industry and market considerations, that it was more likely than not that the fair value of goodwill was greater than its carrying value, therefore the quantitative impairment test was not performed. Therefore, no impairment of goodwill was recorded for the years ended December 31, 2020 and 2019, respectively.

Impairment of Assets – Long-lived assets, including property, plant, and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset or asset group. If impairment exists, the impairment loss is measured and recorded based on discounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. The Company concluded there were no indicators of impairment identified at December 31, 2020 and 2019.

Fair Value of Financial Instruments – The Company estimates the fair value of its financial assets and liabilities, except for foreign currency option contracts, based upon existing interest rates related to such assets and liabilities compared to the current market rates of interest for instruments of similar nature and degree of risk. The carrying value reflected in the consolidated balance sheets for such financial assets and liabilities, (such as receivables and payables) approximates fair value.

Cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, obligations under capital leases, and customer deposits are recorded at cost, which approximates fair value due to the current nature of these items. The fair values of the notes payable are determined using recent trades between private parties which are not observable inputs. The fair values of the foreign currency option contracts are estimated based on quoted market prices.

Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels in the fair value hierarchy, which evaluates the inputs used in measuring fair value. Refer to Note 7 – Fair Value Measurements for definitions of the fair value hierarchy.

Revenue Recognition and Sales Returns and Allowances – On January 1, 2019, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent related amendments to the ASU (collectively “ASC 606”) using the modified retrospective method applied to contracts that were not completed as of January 1, 2020. Under the modified retrospective method, the company recognized the cumulative effect of initially applying the new revenue standard as a decrease to the opening balance of accumulated deficit.

The Company recognizes revenue at the amount to which it expects to be entitled when a contract exists with a customer that specifies the goods and services to be provided at an agreed upon sales price and when the performance obligation is satisfied when control of the products or services is transferred to its customers. The performance obligation for most of the Company’s sales transactions is considered complete when control transfers, which is determined when products are shipped or delivered to the customer depending on the terms of the contract. Sales are made on normal and customary short-term credit terms or upon delivery of point-of-sale transactions.

Shipping charges billed to customers are included in net sales and related shipping costs are included in cost of sales. The company has elected to account for shipping and handling activities performed after control has been transferred to the customer as a fulfillment cost.

The Company enters into contractual arrangements with customers in the form of individual customer orders which specify the goods, quantity, pricing, and associated order terms. The Company does not have long-term contracts that are satisfied over time. Due to the nature of the contracts, no significant judgment exists in relation to the identification of the customer contract or satisfaction of the performance obligation. The Company expenses incremental costs of obtaining a contract due to the short-term nature of the contracts.

The Company has certain contractual programs and practices with customers that can give rise to elements of variable consideration such as customer cooperative advertising and volume incentive rebates. The company estimates the variable consideration using the most likely amount method based on sales and contractual rates with each customer and records the estimated amount of credits for these programs as a reduction to net sales.

The Company has entered into contracts with some customers that allow for credits to be claimed for certain matters of operational compliance or for returns to the retail customer from end consumers. Estimates of the credits that will be issued associated with these items are estimated using the expected value method and are based on actual historical experience and are recorded as a reduction of revenue at the time of recognition or when circumstances change resulting in a change in estimated returns. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company also offers assurance-type warranties relating to its products sold to end customers that are accounted for under ASC Topic 460, Guarantees. See Warranty Costs below.

Cost of Revenue – Cost of revenue consists of product costs, including costs of components, costs of products from third-party contract manufacturers of grills and accessories, direct and indirect manufacturing costs of wood pellet production, packaging, inbound freight and duties, warehousing and fulfillment, warranty costs, product quality testing and inspection costs, excess and obsolete inventory write-downs, cloud-hosting costs for connected devices, depreciation of tooling and manufacturing equipment, amortization of internal use software and patented technology, and certain employee related expenses.

Warranty Costs – The Company generally provides its customers with a three-year limited warranty on residential model pellet grills and a one-year warranty on accessories for defects in material and workmanship under normal use and maintenance. Warranty liabilities are recorded on the basis of grills and accessories sold and reflect management’s estimate of warranty related costs expected to be incurred during the respective unexpired warranty periods. Management’s estimates of warranty costs are based on historical as well as current product replacement and related delivery costs incurred and warranty policies.

Warranty claims expense is included in cost of revenue on the accompanying consolidated statements of operations.

Sales and Marketing – Sales and marketing expenses consist primarily of the advertising and marketing of its products and personnel-related expenses, including salaries, benefits and equity-based compensation expense, as well as sales incentives and professional services. These costs are included in selling and marketing expenses within operating expenses in the consolidated statements of operations.

Advertising Costs – The Company incurs non-direct response advertising costs which are expensed as incurred. Advertising expense was $30.3 million and $14.7 million for the years ended December 31, 2020 and 2019, respectively, and is included in selling and marketing expense on the accompanying consolidated statements of operations.

General and Administrative – General and administrative expense consist primarily of personnel-related expenses and facilities for executive, finance, accounting, legal, human resources, and information technology functions. General and administrative expense also includes fees for professional services principally comprised of legal, audit, tax and accounting services, and insurance. These costs are included in general and administrative expenses within operating expenses in the consolidated statements of operations.

Research and Development – Research and development expenses consist primarily of personnel-related expenses, including salaries, benefits and equity-based compensation expense, as well as professional services, prototype materials and software platform costs. Research and development expense was $6.8 million and $5.0 million for the years ended December 31, 2020 and 2019, respectively, and is included in general and administrative expenses on the accompanying consolidated statements of operations.

Income Taxes – TGPX Holdings I LLC has elected to be subject to U.S. taxation as a C-Corporation. The Company accounts for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of the Company’s assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established on deferred tax assets if it is determined by management that it is more-likely-than-not that such deferred tax assets will not be realized.

Income and loss for tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial statement purposes.

The preparation of consolidated financial statements in conformity with ASC 740, Income Taxes, requires the Company to report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether any tax positions have met the recognition threshold and has measured the Company’s exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no uncertain tax positions that would require adjustment to the consolidated financial statements to comply with the provisions of the guidance. The Company has elected to record any interest and penalties related to uncertain tax positions within interest expense on the accompanying consolidated statements of operations. No interest and penalties related to uncertain tax positions were recorded for either the year-ended December 31, 2020 or 2019, respectively.

The Company has recorded research and development tax credits that are available for developing new or improved or innovative products, processes, software or inventions.

Incentive Units – The Company records equity-based compensation expense related to Class B incentive units awards issued by TGP Holdings LP consistent with the compensation expense associated with the holder of the incentive units. The units granted by TGP Holdings LP have been issued for services performed on behalf of the Company. Therefore, the expense associated with these awards is pushed down to the Company.

The incentive unit grants are measured for expensing purposes at the grant date based on the fair value of the award. The Incentive unit grants consisted of time-based vesting units, ordinary performance vesting units, and extraordinary performance vesting units. Fair value of the time-based units is expensed according to the defined vesting schedule, which is typically for four years of service. Fair value of the performance-based units is expensed over the requisite service period based on the probability of the Company achieving the performance target, and such assessments are made no less frequently than quarterly. Fair value of the extraordinary performance units will be expensed upon the achievement of an established return to the investors upon an exit, or a change of control in the Company occurs.

Recently Issued Accounting Standards

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”), allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and the FASB has also certain subsequent related ASUs that supplement and amend Topic 842. The guidance in Topic 842 replaces the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize right of use assets related to the leases and lease liabilities on the balance sheet. For leases with terms of 12 months or less, the lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2021 and for interim periods within fiscal years beginning after December 15, 2022. The Company will adopt the guidance effective January 1, 2022. Management is evaluating its existing portfolio of operating leases for right of use assets and lease liabilities that would need be recognized upon implementation and the impact of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which modifies the measurement of expected credit losses of certain financial instruments requiring entities to estimate an expected lifetime credit loss on financial assets. The guidance is effective for fiscal years and interim periods for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company does not believe the adoption of ASU 2016-13 will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350). The guidance simplifies the accounting for impairment by eliminating the requirement to calculate the implied fair value of goodwill. An entity will still be able to perform today’s optional qualitative goodwill impairment assessment before determining whether to proceed to Step 1.

The guidance is effective for annual impairment tests beginning after December 15, 2021; however early adoption is permitted. The Company elected to early adopt this guidance on January 1, 2020 with no significant impact to the consolidated financial statements.

In August 2018, the FASB issued ASU 2019-15 Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. The guidance requires customers in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASU 350-40 to determine which implementation costs to defer and recognize as an asset. The guidance is effective for annual periods beginning after December 15, 2021. Management is evaluating the impact of this guidance on its consolidated financial statements.

3 – REVENUE

The following table disaggregates revenue by product category, geography, and sales channel for the periods indicated (in thousands):

	Year-ended December 31,
Revenue by product category	2020	2019
Grills	$391,047	$268,227
Consumables	120,247	72,118
Accessories	34,478	22,974

Total revenue	$545,772	$363,319

	Year-ended December 31,
Revenue by geography	2020	2019
North America	$529,983	$354,660
Rest of world	15,789	8,659

Total revenue	$545,772	$363,319

	Year-ended December 31,
Revenue by sales channel	2020	2019
Retail	$506,786	$330,245
Direct to consumer	38,986	33,074

Total revenue	$545,772	$363,319

4 – ACQUISITIONS

In November 2020, the Company entered into an agreement to terminate a bilateral distribution agreement and to purchase certain intangible assets from one of its U.S. distributors. Total consideration agreed to in connection with the agreement was $6.6 million. In addition, the Company agreed to repurchase inventory for $1.1 million. Management determined that this transaction was required to be accounted for as a business combination.

The aggregate price was allocated as follows (in thousands):

Inventories	$1,121
Customer relationships	4,422
Goodwill	2,104

Total purchase price	$7,647

Goodwill in the transaction is ascribed to the synergies realizable from assuming more direct distribution capabilities for the Company for this portion of its business. It is the Company’s expectation that it will be able to deduct the entire amount of goodwill for tax purposes. The Company believes that this acquisition enables it to further increase sales through control of this distribution network.

In November 2020, the Company entered into an asset purchase agreement with an existing supplier relating to the manufacture and production of wood pellets for total consideration of $7.2 million. The entire amount of consideration was paid for by the Company with cash. Management determined that this transaction was required to be accounted for as a business combination.

The aggregate purchase price was allocated as follows (in thousands):

Property, plant, and equipment	$3,727
Goodwill	3,478

Total purchase price	$7,205

Goodwill in the transaction is ascribed to the wood pellet manufacturing operation and the synergies realizable from assuming control of this portion of the wood pellet supply chain in the Company’s business. It is the Company’s expectation that it will be able to deduct the entire amount of goodwill for tax purposes. The Company believes that the acquisition of the pellet mill will assist it in satisfying the growing demand for its pellets.

No transaction costs were capitalized for the acquisitions; such costs are included in General and Administrative expenses in the consolidated income statements.

5 – BALANCE SHEET COMPONENTS

Accounts receivable consists of the following (in thousands):

	December 31,
	2020	2019
Trade accounts receivable	$77,574	$41,882
Allowance for doubtful accounts	(652)	(616)
Reserve for returns, discounts and allowances	(12,082)	(6,596)

Total accounts receivable, net	$64,840	$34,670

Inventories consisted of the following (in thousands):

	December 31,
	2020	2019
Raw materials	$1,161	$1,435
Work in process	6,087	3,507
Finished goods	61,587	34,362

Inventories	$68,835	$39,304

Included within inventories are adjustments of $0.8 million and $0.4 million for the years-ended December 31, 2020 and 2019, respectively, to record inventory to net realizable value.

Accrued expenses consisted of the following (in thousands):

	December 31,
	2020	2019
Accrual for inventories in-transit	$27,012	$11,921
Warranty accrual	6,728	4,798
Accrued compensation and bonus	6,179	3,890
Other	14,778	7,434

Accrued expenses	$54,697	$28,043

The changes in the Company’s warranty liability, included in accrued expenses on the accompanying consolidated balance sheets, were as follows (in thousands):

	December 31,
	2020	2019
Warranty accrual, beginning of period	$4,798	$3,279
Warranty claims	(6,773)	(5,730)
Warranty costs accrued	8,703	7,249

Warranty accrual, end of period	$6,728	$4,798

6 – DERIVATIVES

The Company is exposed to foreign currency exchange rate risk related to its purchases and international operations. The Company utilizes foreign currency contracts to manage foreign currency risk in purchasing inventory and capital equipment, and future settlement of foreign denominated assets and liabilities. The volume of the Company’s foreign currency contract activity is limited by the amount of transaction exposure in each foreign currency and the Company’s election as to whether to hedge the transactions. There are no derivative instruments entered into for speculative purposes.

The Company had outstanding foreign currency contracts as of December 31, 2020 and 2019. The Company did not elect hedge accounting for any of these contracts. All outstanding contracts are with the same counterparty and thus the fair market value of the contracts in an asset position are offset by the fair market value of the contracts in a liability position to reach a net position. For periods where the net position is an asset balance, the balance is recorded within prepaid expenses and other current assets on the consolidated balance sheet and for periods where the net position is a liability balance, the balance is recorded within derivative liabilities on the consolidated balance sheet. Changes in the net fair value of contracts are recorded in other expense, net in the consolidated statements of operations.

The Company’s only derivative transactions were foreign currency contracts. Gross and net balances from foreign currency contract positions were as follows (in thousands):

	December 31,
	2020	2019
Gross Asset Fair Value	$6,259	$711
Gross Liability Fair Value	–	(538)

Net Asset Fair Value	$6,259	$173

Gains (losses) from foreign currency contracts were recorded in other income (expense), net within the accompanying consolidated statements of operations as follows (in thousands):

	December 31,
	2020	2019
Realized gain (loss)	$1,512	$(484)
Unrealized gain	6,087	581

Total gains	$7,599	$97

7 – FAIR VALUE MEASUREMENTS

Financial assets and liabilities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using Level 2 inputs are based primarily on observable trades and/or prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities valued using Level 3 inputs are primarily valued using management’s assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following table presents information about the fair value measurement of the Company’s financial instruments (in thousands):

		As of December 31,
Financial Instruments Recorded at Fair Value on a Recurring Basis:	Fair Value Measurement Level	2020	2019
Assets:
Derivative assets—foreign currency contracts (1)	2	$6,259	$173

Total assets		$6,259	$173

(1)	Included in prepaid expenses and other current assets in the consolidated balance sheet

Transfers of assets and liabilities among Level 1, Level 2 and Level 3 are recorded as of the actual date of the events or change in circumstances that caused the transfer. For the years ended December 31, 2020 and 2019, there were no transfers between levels of the fair value hierarchy of the Company’s assets or liabilities measured at fair value.

The fair value of the Company’s derivative assets through its foreign currency contracts is based upon observable market-based inputs that reflect the present values of the differences between estimated future foreign currency rates versus fixed future settlement prices per the contracts, and therefore, are classified within Level 2.

The following financial instruments are recorded at their carrying amount (in thousands of dollars):

	As of December 31, 2020		As of December 31, 2019
Financial Instruments Recorded at Carrying Amount:	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Liabilities:
Debt – First Lien and Second Lien (1)	$446,355	$439,253	$459,762	$431,888

Total liabilities	$446,355	$439,253	$459,762	$431,888

(1)

Included in notes payable in the consolidated balance sheet. Due to the unobservable nature of the inputs these financial instruments are considered to be Level 3 instruments in the fair value hierarchy

8 – PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following (in thousands):

	December 31
	2020	2019
Land and buildings	$1,472	$—
Machinery and equipment	15,433	10,518
Leasehold improvements	6,050	5,817
Office equipment and fixtures	7,592	5,869
Vehicles	1,889	1,783
Computer software and hardware	9,295	6,481

	41,731	30,468
Plus construction in progress	8,205	1,387
Less accumulated depreciation	(17,532)	(10,080)

Property, plant, and equipment, net	$32,404	$21,775

The Company leases fleet vehicles, forklifts, and office equipment that are accounted for as capital leases and are included in property, plant, and equipment and accumulated depreciation. The total carrying amount of capital leases as of December 31, 2020 and 2019 was $0.8 million and $0.9 million, respectively.

Depreciation expense related to property, plant, and equipment recorded in cost of sales was $3.4 million and $2.1 million for the years ended December 31, 2020 and 2019, respectively. Depreciation expense related to property, plant, and equipment recorded in general and administrative expense was $4.4 million and $3.9 million for the years ended December 31, 2020 and December 31, 2019, respectively.

9 – GOODWILL AND INTANGIBLES

Goodwill was $256.8 million and $251.2 million for the years ended December 31, 2020 and December 31, 2019, respectively. The amount of goodwill is primarily attributable to the allocation of the purchase price from the Transaction on September 25, 2017. Incremental additions to goodwill arising from recent business combinations are disclosed in Note 4, Acquisitions.

Intangible assets as of December 31, 2020 consisted of the following (in thousands):

	December 31, 2020
	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	17	$378,394	$(71,645)	$306,748
Trademark	25	264,000	(34,496)	229,504
Patented technology	7	4,000	(1,867)	2,133
Favorable lease position	8	51	(22)	29
Other intangible assets	12	1,635	(209)	1,427

Total		$648,080	$(108,239)	$539,841

The preponderance of the customer relationships and the trademark were pushed down from the purchase accounting in the Transaction in 2017 disclosed in Note 1.

Intangible assets as of December 31, 2019 consisted of the following (in thousands):

	December 31, 2019
	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	17	$373,241	$(49,679)	$323,562
Trademark	25	264,000	(23,936)	240,064
Patented technology	7	4,000	(1,295)	2,705
Favorable lease position	8	51	(15)	36
Other intangible assets	12	829	(108)	721

Total		$642,121	$(75,033)	$567,088

Estimated annual amortization expense for the next five years and thereafter for the years ending December 31 (in thousands):

2021	$33,857
2022	33,848
2023	33,838
2024	33,678
2025	33,230
Thereafter	371,390

$539,841

Total amortization expense was $33.2 and $33.1 million for the years ended December 31, 2020 and December 31, 2019, respectively.

10 – NOTES PAYABLE

Notes payable refers to the corporate level debt facilities that were entered into on September 25, 2017, and used to provide funding in the acquisition of the Company in the Transaction. The Company’s corporate debt is incurred and guaranteed by certain of its operating subsidiaries, but it is not guaranteed by the Company or any parent entities above the borrower and guarantors in the ownership structure.

The Company’s corporate level consolidated outstanding debt is as follows (in thousands except for rates):

	December 31.		Interest rate as of December 31, 2020
	2020	2019
First lien credit agreement:
First lien term loans, maturing through September 2024	$331,355	$334,762	5.0%
Revolving credit facility, matures September 2022	—	10,000	—

Total first lien notes payable	331,355	344,762
Second lien credit agreement:
Second lien term loan, matures September 2025	115,000	115,000	9.5%

Total notes payable	446,355	459,762
Less: unamortized deferred financing costs	(9,343)	(12,424)
Less: current maturities	(3,407)	(3,407)

Notes payable, net of current portion	$433,605	$443,931

First Lien Credit Agreement

The First Lien Credit Agreement is between TGP Holdings III LLC (a wholly-owned subsidiary of the Company) and Credit Suisse AG, Cayman Islands Branch as Administrative Agent, and several other lending banks. The repayment provisions of the First Lien Term Loans include scheduled payments (quarterly in the approximate amount of $0.9 million until maturity), voluntary prepayments (permitted at par without premiums after six months following the closing date), and mandatory prepayments. Mandatory prepayments can be triggered by the sale of secured assets, excess cash flow, issuance of refinancing debt as defined, and/or other circumstances as respectively defined by the First Lien Credit Agreement. The excess cash flow mandatory prepayment provision does not apply if the Company maintains a net leverage ratio, as defined, below 5.25:1. No mandatory prepayments were triggered in 2020 or 2019.

The annual interest rate on the First Lien Term Loans has fixed and variable components. The fixed component is referred to as the applicable rate and can be adjusted based on the Company’s most recently determined First Lien Net Leverage Ratio. The applicable rate was 4.00% and 4.25% for the years ended December 31, 2020 and 2019, respectively. The floating component is based on LIBOR for the relevant interest period, subject to a minimum level of 1%. Borrowings under the First Lien Credit Agreement are secured by substantially all of the Company’s assets, with the exception of certain unrestricted subsidiaries as defined in the First Lien Credit Agreement, which include the special purpose entity Traeger SPE LLC disclosed in Note 11, Receivables Financing Agreement.

The First Lien Term Loan contains a variety of affirmative and negative covenants. The Company was in compliance with all covenants on the First Lien Term Loan as of December 31, 2020 and 2019.

The Company was in compliance with stipulated limitations as defined in the First Lien Credit Agreement regarding securitizations and receivables financings in November 2020 when the Company entered the Receivables Financing Agreement described in Note 11. There are also separate constraints, as defined, that permit the Company to incur incremental corporate debt and acquisition related debt.

Revolving Credit Facility

Concurrent with the issuance of the First Lien Term Loan on September 25, 2017, TGP Holdings III LLC also obtained a revolving line of credit to provide borrowings up to $30 million. The line of credit is collateralized by substantially all of the assets of the Company pursuant to the First Lien Credit Agreement and matures on September 25, 2022 and no principal payments are due before that date. Through a series of amendments to the First Lien Credit Agreement, the borrowing capacity of the First Lien Revolving Credit Facility was increased to $67 million as of December 31, 2020 ($50 million as of December 31, 2019). The maturity date was not extended as part of the amendments.

The annual interest rate on the First Lien Revolving Credit Facility has fixed and floating components. The fixed component is referred to as the applicable rate and can be adjusted based on the most recently determined First Lien Net Leverage Ratio. The applicable rate varied between 4.00% and 4.25% for the year-ended December 31, 2020 and was 4.25% for the year ended December 31, 2019. The floating component is based on LIBOR for the relevant interest period. The Revolving Credit Facility has a variable commitment fee, which is based on the Company’s most recently determined First Lien Net Leverage Ratio, and ranges from 0.375% to 0.50% per annum on undrawn amounts, paid quarterly.

Under the Revolving Credit Facility, the borrowing base may be used to secure letters of credit (limited to $15 million), which when issued, lower the overall borrowing capacity of the facility. The fees levied on revolving letters of credit are similar to the interest rate for outstanding revolving credit draws.

The Revolving Credit Facility contains a variety of affirmative and negative covenants. The Revolving Credit Facility has a financial covenant regarding a maximum net leverage ratio as defined in the agreement. The maximum net leverage ratio (calculated on a pro-forma basis as defined in the agreement) is not permitted to exceed 7.4 to 1. The Company complied with all covenants as of December 31, 2020 and 2019.

Second Lien Credit Agreement

The Second Lien Credit agreement is also between the TGP Holdings III LLC and Credit Suisse AG, Cayman Islands Branch as Administrative Agent, and several other lending banks. No payments are required on the Second Lien Term Loan until all First Lien Term Loans have been paid in full unless certain repayments are declined by First Lien lenders and thus flow to the Second Lien facility. Mandatory prepayments can be triggered by the sale of assets, excess cash flow, issuance of refinancing debt as defined, and/or other circumstances as respectively defined by the Second Lien Credit Agreement. Voluntary prepayments on the Second Lien term loan are not subject to a premium after the second anniversary of the closing date. No mandatory prepayments were triggered in 2020 or 2019.

The annual interest rate on the Second Lien Term Loans has fixed and variable components. The fixed component is referred to as the applicable rate and was 8.50% for each of the years ended December 31, 2020 and 2019, respectively. The floating component is based on LIBOR for the relevant interest period, subject to a minimum level of 1%. Borrowings under the Second Lien Credit Agreement are secured and guaranteed by the Company and certain subsidiaries, similar to the First Lien Credit Agreement described above, with the First Lien creditors taking precedence.

The Second Lien contains certain affirmative and negative covenants. The Company complied with all covenants as of December 31, 2020.

Future maturities of the notes payable are as follows as of December 31 (in thousands):

Years Ending December 31,
2021	$3,407
2022	3,407
2023	3,407
2024 (with remaining principal balance of First Lien)	321,134
2025 (with remaining principal balance of Second Lien)	115,000
Thereafter	—

$446,355

11 – RECEIVABLES FINANCING AGREEMENT

On November 2, 2020 Traeger SPE LLC (a wholly owned subsidiary of the Company) entered into a receivables financing agreement (“RFA”). Through the RFA, the Company participates in a trade receivables securitization program administered on its behalf by MUFG Bank Ltd. Through this arrangement, the Company has secured short-term capital requirements financing using outstanding accounts receivable balances as collateral, which have been contributed by the Company to Traeger SPE LLC. As a special purpose entity (“SPE”), Traeger SPE LLC has been structured so that its assets (substantively the accounts receivable contributed by the Company to the SPE) are outside the reach of other creditors of the Company, including the First and Second Lien lenders. While the Company provides services to the SPE through continuing involvement in the aspects of collection and cash application of the receivables, the receivables are owned by the SPE once contributed to it by the Company. The Company is the primary beneficiary and holds all equity interests of the SPE, thus the Company consolidates the SPE without any significant judgments.

To the extent there is a sufficient borrowing base, the net borrowing capacity of the facility ranges during the year from $30 million to $45 million. As of December 31, 2020, the Company was eligible to borrow $30 million under this facility; however, as of that date, no cash advances had been drawn under this facility. Absent any cash advances that exceed the SPE’s available cash, the SPE collects proceeds from the receivables and transfers available cash to the Company on a regular basis. The Company pays an annual upfront fee for the facility along with interest on outstanding borrowings of approximately 1.7% and an unused capacity charge that ranges from 0.25% to 0.5%. The facility is set to terminate on September 25, 2022.

As of May 3, 2021, the Company has drawn down on its accounts receivable facility in the amount of $45.0 million for general corporate and working capital purposes.

12 – FOREIGN CURRENCY TRANSACTIONS

Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

The functional currency of the Company’s consolidated foreign subsidiaries in Europe and China is the U.S. Dollar. Results of operations for the Company’s consolidated foreign subsidiaries are remeasured from the local currency to the U.S. dollar using average exchange rates during the period, while monetary assets and liabilities are remeasured at the exchange rate in effect at the reporting date. Non-monetary assets and liabilities and equity accounts of consolidated foreign subsidiaries are carried at historical values. Resulting gains or losses from remeasuring foreign currency financial statements are recorded in other income (expense) in the consolidated statements of operations.

Foreign currency transaction gains and losses resulting from exchange rate fluctuations on transactions denominated in a currency other than the U.S. Dollar are included in other income expense in the consolidated statements of operations. In 2020, the Company recorded a net foreign exchange loss of $0.2 million while in 2019 the Company recorded a net foreign exchange gain of $0.6 million.

13 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various real property and equipment under operating lease agreements with various expiration dates through October 2038.

Several of the real property leases include escalations and options to extend, ranging from one to five additional years. Rental expense is reflected in general and administrative expense and selling and marketing expense. Total rent expense for the years ended December 31, 2020 and 2019 was $2.9 million and $2.7 million, respectively.

The Company leases fleet vehicles, forklifts, and office equipment that are accounted for as capital leases and are included in property, plant, and equipment. Furthermore, capitalized lease amortization is included with property, plant, and equipment depreciation.

Future minimum rental payments under non-cancelable leases as of December 31, 2020 are as follows (in thousands):

Years Ending December 31,	Operating Leases	Capital Leases
2021	$4,547	$335
2022	3,224	318
2023	4,065	182
2024	4,904	68
2025	4,840	—
Thereafter	38,481

Total minimum lease payments	$60,061	$903

Less: amount representing interest		(71)

Net minimum lease payments		$832

In November 2020, the Company entered into a lease agreement to rent an office building consisting of approximately 85,771 square feet in Salt Lake City, UT, which is expected to become the new corporate headquarters. The Company expects to move into the building on or around May 1, 2022. The term of the lease continues for 16 years and 6 months following the commencement date. The landlord has granted 100% rent abatement for the first 6 months following commencement date and 50% abatement on rent for the 7-18 months following commencement date. The Company will then pay scheduled basic annual rent in monthly installments afterwards. The minimum payments associated with this lease are included in the table above.

Unconditional purchase commitments

The Company has unconditional purchase commitments for cloud-hosting costs, software licenses, and other professional fees. Future minimum payments under these unconditional purchase commitments as of December 31, 2020 are as follows (in thousands):

Years Ending December 31,
2021	$3,488
2022	2,846
2023	1,113
2024	—
2025	—
Thereafter	—

Total future minimum payments	$7,447

Legal Matters

The Company is subject to various claims, complaints and legal actions in the normal course of business. The Company does not believe it has any currently pending litigation of which the outcome will have a material adverse effect on its operations or financial position.

14 – RETIREMENT PLAN

The Company maintains a defined contribution retirement plan (“401(k) plan”) for all full-time employees in the United States. This 401(k) plan allows employees to contribute a portion of their eligible compensation up to the certain maximum dollar limits set by the Internal Revenue Service. The Company made matching contributions to the 401(k) plan of $1.2 million and $0.9 million for the years ended December 31, 2020 and 2019, respectively. The expenses are recorded consistent with the payroll expense associated to each individual employee to whom the matching contributions pertains.

15 – MEMBER’S EQUITY

The holder of each of the 108,724,422 Common Units of member’s equity of the Company is TGP Holdings LP, a partnership and the sole member of this Company. All interests in the Company are represented by TGP Holdings LP. The business and affairs of TGP Holdings, LP are managed exclusively by its General Partner on behalf of the Limited Partners. There are two authorized classes of ownership units at TGP Holdings LP: Class A Units and Class B Units. Class A and Class B units have no voting rights but have rights with respect to profits and losses of the Partnership and distributions from the Partnership. All Class A Units were issued in connection with capital contributions made by the holders of such awards. Class B units are issued as compensatory awards in connection with the performance of services of employees and certain directors of this Company for benefit of TGP Holdings LP and/or its subsidiaries.

The significant rights, privileges, and preferences of the Common Units are as follows:

•	The holders of Common Units shall have the rights with respect to profits, losses and distributions of the Company, the allocations of which shall be made 100% to the sole member.

•

The Company’s sole member shall have all of the powers and rights necessary, appropriate or advisable to effectuate and carry out the purposes and business of the Company, and the sole member may delegate to any such person such authority to act on behalf of the Company.

•	In the sole discretion of the sole member, the Company may from time to time distribute its available cash to the sole member.

•

The Company may dissolve, and its affairs shall be wound up upon the written consent of the sole member. In winding up, the Company’s assets first shall be distributed to creditors in satisfaction of indebtedness, second to the payment of loans or advances made by the sole member to the Company, and third, once the other payments have been made, the remaining distributions shall be to the sole member.

16 – EQUITY-BASED COMPENSATION

TGP Holdings LP established a management incentive equity pool, authorizing a maximum of 99,389 total units, or 15% of the total authorized units, for purpose of compensatory awards to employees and certain directors of the Company. Under the Plan, eligible management employees and directors are granted a certain number of Class B Units of TGP Holdings LP which are considered to be profit interests. The participation threshold of the Class B Units is established for each grant based on the fair market value of TGP Holdings LP membership units at the date of the grant.

The incentive unit grants consisted of time-based vesting units, ordinary performance vesting units, and extraordinary performance (i.e., exit event) vesting units. Upon vesting, each unit is subject to restrictions, terms and conditions set forth in the TGP Holdings LP partnership agreement. This includes certain exercisability restrictions that limit the ability of the awardees to redeem the units unless certain events occur. Time-based vesting is expensed on a straight-line basis according to the defined vesting schedule. Ordinary performance-based vesting is expensed utilizing the accelerated attribution method based on the probability of the Company achieving the performance target. The performance target is a specified measure of Partnership EBITDA, as specifically defined in the unit grant agreements, to be achieved by specified year-end dates over a four-year service period. Should the Company fail to accomplish the performance target at different year-ends during the service periods, there are opportunities to cumulatively “catch-up” the performance, and thus accomplish the vesting of the awards, if a higher Partnership EBITDA target is achieved in a subsequent year. Extraordinary performance vesting units become vested and are expensed only upon an exit event that results in the achievement of a specific return to investors. There is no stated limit to the contractual term of the awards. For any vested units relating to an awardee who has terminated employment with the Company, TGP Holdings LP possesses repurchase rights relating to the vested units, and any unvested awards are forfeited.

The incentive unit grants are measured at the grant date based on the fair value of the awards. The estimated grant date fair values of the incentive units granted during 2020 and 2019, were derived using option pricing models.

The range of assumptions used in estimating the grant date fair value of the units awarded were as follows:

	For the year ended December 31,
	2020	2019
Volatility	50.3% - 69.0%	40.0%
Risk-free rate	0.2% - 0.7%	2.1%
Dividend yield	None	None
Marketability discount	18.6% - 23.9%	15%
Expected term	3	4

The expected volatility has been estimated based on the volatilities using a weighted peer group of companies that are deemed to be similar to the Company. The risk-free rate has been determined on yields for U.S. Treasury securities for a period approximating the expected term. The dividend yield is zero as the Company has never declared or paid cash dividends and has no current plans to do so in the foreseeable future. The Finnerty model and the Asian Protective Put Model methods were used to estimate the discount for lack of marketability inherent to the awards. For the expected term, due to a lack of historical information, the estimate is developed based on the investment time horizon expectation of the investors.

Equity-based compensation was classified as follows in the accompanying statements of operations (in thousands):

	Year-ended December 31,
	2020	2019
General and administrative	$10,147	$2,018
Sales and marketing	2,575	316
Cost of revenue	88	18

Total equity-based compensation	$12,810	$2,352

The Company has elected to recognize forfeitures as they occur.

The following table summarizes the Class B unit activity for the years ended December 31, 2020 and 2019

	Number of Units	Aggregate Intrinsic Value
		(in thousands)
Outstanding balance at January 1, 2019	91,513
Granted	9,016
Redeemed	(776)
Forfeited or cancelled	(10,729)

Outstanding balance at December 31, 2019	89,024

Granted	8,589
Redeemed	(1,002)
Forfeited or cancelled	(2,752)

Outstanding balance at December 31, 2020	93,859	$119,623

Vested balance at December 31, 2020	54,193	$66,940

The number and weighted-average grant date fair value for unvested Class B units are as follows:

	Number of Unvested Units		Weighted-Average Fair Value of Units
Balance at December 31, 2018	82,362		$239.95
Granted	9,016		243.76
(Vested)	(8,378)		278.06
(Forfeited)	(10,729)		238.87

Balance at December 31, 2019	72,271		$235.86

Granted (Vested) (Forfeited)	8,589 (36,663 (2,752	) )	$508.01 296.43 230.76

Balance at December 31, 2020	41,445		$240.53

The total amount of unrecognized equity-based compensation cost as of December 31, 2020 related to granted units that are expected to vest over a weighted average period of 2.1 years is $5.5 million.

As the performance criteria related to the extraordinary performance units has not been achieved, and the achievement of the performance criteria has not been deemed to be probable at any time up to and including December 31, 2020, no equity-based compensation expense has been recorded related to these units. As of December 31, 2020, unrecognized compensation related to extraordinary performance units was $2.4 million.

During the years ended December 31, 2020 and 2019, cash settlements in the amounts of $0.3 million and $0 were paid to redeem the vested awards of terminated awardees.

17 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Provision for income taxes consisted of the following components:

	Year-ended December 31,
	2020	2019
Current:
Federal	$—	$—
State	678	124
Foreign	121	—

Total current tax expense	$799	$124
Deferred expense:
Federal	$—	$—
State	—	—
Foreign	(50)	—

Total deferred tax benefit	$(50)	$—

Provision for income taxes	$749	$124

Reconciliations of the differences between the effective and statutory income tax rates for years ending December 31, 2020 and 2019 are as follows:

	Year-ended December 31,
	2020	2019
Federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	3.3	3.3
Foreign rate differential	0.2	—
Equity-based compensation	9.9	(1.9)
Non-deductible items	0.5	(1.2)
Research and development credits	(0.7)	0.9
Changes in valuation allowance	(33.9)	(26.7)
Changes in tax rates	(0.5)	(0.3)
Other	2.6	4.5

	2.4%	(0.4)%

The differences between the U.S. statutory rate and the Company’s effective tax rate for the years ended December 31, 2020 and 2019 are primarily due to the changes in valuation allowance, state taxes, and equity-based compensation.

The amounts that comprised deferred income tax assets, net as of December 31, 2020 and 2019 are as follows:

	Year-ended December 31,
	2020	2019
Net operating losses	$16,807	$17,583
Investments	(146)	2,381
Sec. 163(j) interest	2,998	10,503
Tax credits	725	568
Property and equipment (foreign)	34	—
Less: valuation allowance	(20,384)	(31,035)

Deferred income tax assets, net	$34	$—

As of December 31, 2020, the Company has net operating loss carryforwards of approximately $67.4 million for federal income tax purposes, which will be available to offset future taxable income. Due to recent tax legislation, approximately $42.7 million of these net operating losses are eligible for indefinite carryforward, limited by certain taxable income limitations. The Company is not aware of any restrictions or limitations on use of the net operating losses under Internal Revenue Code Section 382. Due to cumulative losses, the Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2020 and 2019 respectively.

The Company also had federal research and development tax credit carryforwards for tax return purposes of $0.7 million, which begin to expire in 2038 if not utilized.

The Company annually conducts an analysis of its tax positions and has concluded that it has no uncertain tax positions as of December 31, 2020. The Company’s policy is to record uncertain tax positions as a component of interest expense from continuing operations. The Company is not under examination by any jurisdiction as of December 31, 2020. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2017.

18 – RELATED PARTY TRANSACTIONS

The Company outsources a portion of its customer service and support through a third party who is an affiliate of the Company through common ownership. The total amount of expenses the Company recorded associated with such services totaled $6.5 million and $0 for the years ended December 31, 2020 and 2019, respectively. Amounts payable to the third party at December 31, 2020 and 2019 was $0.7 million and $0, respectively.

19 – SEGMENT INFORMATION

The Company concluded that its business is a single reportable segment. The Company operates as a single-brand consumer products business. This is supported by the Company’s operational structure, which includes sales, design, operations, marketing, and administrative functions focused on the entire product suite rather than individual product categories. The Company’s chief operating decision maker does not regularly review financial information below a level of consolidated Company results to determine resource allocation or to assess performance.

Revenue related to customers outside the United States represents less than 10% of the Company’s consolidated revenue. Assets outside of the United States were not disclosed as they totaled less than 10% of the Company’s consolidated assets as of December 31, 2020 and 2019.

20 – EARNINGS (LOSS) PER UNIT

The Company discloses two calculations of earnings per member unit: basic earnings per unit and diluted earnings per unit. The numerator in calculating basic earnings per unit and diluted earnings per unit is consolidated net income (loss). The denominator in calculating basic earnings per unit is the weighted average units outstanding. The denominator for diluted earnings per unit is the same as basic because there were no potential dilutive common units outstanding.

The computation of basic and diluted earnings (loss) per common unit is as follows (in thousands, except per unit amounts):

	Year-ended December 31,
	2020	2019
Net income (loss) available to members—basic and diluted	$31,602	$(29,593)

Weighted average number of units—basic and diluted	108,724,422	108,724,422

Earnings (loss) per unit—basic and diluted	$0.29	$(0.27)

There were no potentially dilutive securities outstanding in 2020 and 2019. Equity-based compensation awards are granted at a parent level above the Company’s consolidation results and the expense related to those awards is pushed down to the Company.

21 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 3, 2021, the date the Consolidated Financial Statements were available to be issued. The Company has determined that there were no subsequent events required to be disclosed. The Company has also evaluated subsequent events through July 21, 2021, the date the Consolidated Financial Statements were reissued, for the effects of the split of common units described below.

In July 2021, the Company effected a forward split of its 10 common units into 108,724,422 common units. All unit, per unit and related information presented in the accompanying consolidated financial statements have been retroactively adjusted, where applicable, to reflect the impact of the split of common units.

TGPX HOLDINGS I LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands)

	March 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	$17,101	$11,556
Accounts receivable, net	164,134	64,840
Inventories, net	75,532	68,835
Prepaid expenses and other current assets	12,271	13,776

Total current assets	269,038	159,007
Property, plant, and equipment, net	35,599	32,404
Goodwill	256,838	256,838
Intangible assets, net	531,486	539,841
Other long-term assets	1,710	1,491

Total assets	$1,094,671	$989,581

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	$37,731	$21,673
Accrued expenses	65,866	54,697
Line of Credit	38,000	—
Current portion of notes payable	3,407	3,407
Current portion of capital leases	339	296

Total current liabilities	145,343	80,073
Notes payable, net of current portion	433,441	433,605
Capital leases, net of current portion	627	536
Other non-current liabilities	335	327

Total liabilities	579,746	514,541

Commitments and contingencies (Note 7)
Member’s equity
108,724,422 common units authorized, issued, and outstanding at March 31, 2021 and December 31, 2020	—	—
Member’s capital	571,994	571,038
Accumulated deficit	(57,069)	(95,998)

Total member’s equity	514,925	475,040

Total liabilities and member’s equity	$1,094,671	$989,581

The accompanying notes are an integral part of these condensed consolidated financial statements

TGPX HOLDINGS I LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(unaudited)

(in thousands, except unit and per unit amounts)

	Three Months Ended March 31,
	2021	2020
Revenue	$235,573	$113,783
Cost of revenue	134,942	62,028

Gross profit	100,631	51,755
Operating expense
Sales and marketing	30,851	16,718
General and administrative	13,556	9,004
Amortization of intangible assets	8,301	8,131

Total operating expense	52,708	33,853

Income from operations	47,923	17,902
Other expense, net:
Interest expense	(7,812)	(9,185)
Other expense	(458)	(767)

Total other expense, net	(8,270)	(9,952)
Income before provision for income taxes	39,653	7,950
Provision for income taxes	724	31

Net income	$38,929	$7,919

Comprehensive income	$38,929	$7,919

Net income attributable to common unit holders	38,929	7,919

Net income per unit, basic and diluted	$0.36	$0.07

Weighted-average number of units outstanding, basic and diluted	108,724,422	108,724,422

The accompanying notes are an integral part of these condensed consolidated financial statements

TGPX HOLDINGS I LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY

(unaudited)

(in thousands, except unit amounts)

	Common Units		Member’s Capital	Accumulated Deficit	Total Member’s Equity
	Units Outstanding	No Par Value
Balance at December 31, 2020	108,724,422	—	$571,038	$(95,998)	$475,040

Equity-based compensation	—	—	956	—	956
Net income	—	—	—	38,929	38,929

Balance at March 31, 2021	108,724,422	—	$571,994	$(57,069)	$514,925

Balance at December 31, 2019	108,724,422	—	$558,478	$(127,600)	$430,878

Equity-based compensation	—	—	614	—	614
Net income	—	—	—	7,919	7,919

Balance at March 31, 2020	108,724,422	—	$559,092	$(119,681)	$439,411

The accompanying notes are an integral part of these condensed consolidated financial statements

TGPX HOLDINGS I LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Three Months Ended March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$38,929	$7,919
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	2,225	1,523
Amortization of intangible assets	8,466	8,290
Amortization of deferred financing costs	749	657
Loss on disposal of property, plant and equipment	79	17
Equity-based compensation expense	956	614
Unrealized loss on derivative contracts	3,349	500
Change in operating assets and liabilities:
Accounts receivable	(99,293)	(31,091)
Inventories, net	(6,697)	(7,409)
Prepaid expenses and other current assets	(1,844)	63
Accounts payable and accrued expenses	26,531	7,376
Deferred rent	6	17

Net cash used in operating activities	(26,544)	(11,524)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(4,865)	(2,522)
Acquisition of subsidiaries	—	(200)
Capitalization of patent costs	(110)	(181)
Proceeds from notes receivable	—	12

Net cash used in investing activities	(4,975)	(2,891)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on line of credit	50,000	51,000
Repayments on line of credit	(12,000)	—
Deferred financing costs paid	—	(60)
Repayments of term loans	(852)	(852)
Principal payments on capital lease obligations	(84)	(74)
Distributions to member	—	—

Net cash provided by financing activities	37,064	50,014

Net increase in cash	5,545	35,599
Cash at beginning of period	11,556	7,077

CASH AT END OF PERIOD	$17,101	$42,676

The accompanying notes are an integral part of these condensed consolidated financial statements

TGPX HOLDINGS I LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

(Continued)
	Three Months Ended March 31,
	2021	2020
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$6,928	$2,948
Cash paid for income taxes	$—	$—
NON-CASH FINANCING AND INVESTING ACTIVITIES
Equipment purchased under capital leases	$219	$37
Property, plant, and, equipment included in accounts payable	$992	$344

The accompanying notes are an integral part of these condensed consolidated financial statements

1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Nature of Operations – TGPX Holdings I LLC and its wholly owned Subsidiaries (collectively “Traeger” or the “Company”) design, source, sell, and support wood pellet fueled barbeque grills sold to retailers, distributors, and direct to consumers. The Company produces and sells the pellets used to fire the grills and also sells Traeger-branded rubs, spices, and sauces, as well as grill accessories (including covers, barbeque tools, trays, liners, and merchandise). A significant portion of the Company’s sales are generated from customers throughout the United States (“U.S.”), and the Company continues to develop distribution in Canada and Europe. The Company’s headquarters are in Salt Lake City, Utah. The Company is a limited liability company, a legal entity in which the owner’s (member’s) liabilities are limited to their respective investments in the Company.

The 108,724,422 common units in the Company are held by TGP Holdings LP and there are no potentially dilutive securities at the TGPX Holdings I LLC level. Accordingly, basic and diluted earnings per share presented on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) as of March 31, 2021 and 2020 are the same.

Pushdown Accounting – On September 25, 2017, AEA Investors LP, TCP Traeger Holdings SPV LLC, Ontario Limited, and other management and limited partners purchased a 100% equity stake (the “Transaction”) in Traeger Pellet Grills Holdings LLC through a merger agreement in which TGP Holdings LP (“Purchaser”) was formed. TGPX Holdings I LLC was formed and became a wholly owned subsidiary of Purchaser on that date. Total consideration transferred by the Purchaser for the acquisition of Traeger Pellet Grills Holdings LLC was $954 million. The Company has applied pushdown accounting from the Transaction to recognize the fair value of assets acquired and liabilities assumed. This included recording newly established fair values for property, plant, and equipment and the recognition of identified intangibles and goodwill in the purchase price allocation.

Basis of Presentation and Principles of Consolidation – The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information and do not include all of the information and notes required for complete financial statements. These financial statements should be read in conjunction with its most recent annual audited consolidated financial statements for the year ended December 31, 2020.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments necessary to fairly present the consolidated financial position, results of operations and cash flows for the interim periods presented. Operating results for the three months ended March 31, 2021 are not necessarily indicative of results that may be expected for any other interim period or for the year ending December 31, 2021.

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company Status – The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. The Company has elected to use the extended transition period for complying with the adoption of new or revised accounting standards and as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates. The Company will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of its common stock that is held by non-affiliates is at least $700 million as of the last business day of its most recently completed second fiscal quarter, (ii) the end of the fiscal year in which the Company has total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which the Company issues more than $1.0 billion in non-convertible debt in a three-year period, or (iv) the end of the fiscal year in which the fifth anniversary of the Company’s initial public offering (“IPO”) occurs, which will be 2026.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of these financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and the assumptions made by management that present the greatest amount of estimation uncertainty include business combination accounting for the fair value of assets acquired and liabilities assumed, customer credits and returns, obsolete inventory reserves, valuation and impairment of intangible assets including goodwill, unrealized positions on foreign currency derivatives and reserves for warranty. Actual results could differ from these estimates.

Concentrations – Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash in banks, trade accounts receivable and foreign currency contracts. Credit is extended to customers based on an evaluation of the customer’s financial condition and collateral is not generally required in the Company’s sales transactions. Three customers (each large U.S. retailers) that accounted for a significant portion of net sales are as follows:

	March 31, 2021	December 31, 2020
Customer A	24%	18%
Customer B	23%	20%
Customer C	16%	16%

Concentrations of credit risk exist to the extent credit terms are extended with these three large customers. A business failure on the part of any one the three customers could result in a material amount of exposure to the Company. No other single customer accounted for greater than 10% of the Company’s net sales as of March 31, 2021 and December 31, 2020.

The Company’s sales to dealers and distributors located outside the United States are generally denominated in U.S. dollars. The Company does have sales to certain dealers located in the European Union, the United Kingdom and Canada which are denominated in Euros, British Pounds and Canadian Dollars, respectively.

The Company relies on a limited number of suppliers for its contract manufacturing of grills and accessories. A significant disruption in the operations of certain of these manufacturers, or in the transportation of parts and accessories would impact the production of the Company’s products for a substantial period of time, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Recently Issued Accounting Standards

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”), allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. There have been no material changes to the implementation or evaluation of “Recently Issued Accounting Standards” as described elsewhere in this prospectus for the period ended December 31, 2020.

3 – REVENUE

The following table disaggregates revenue by product category, geography, and sales channel for the periods indicated (in thousands):

	Three Months Ended March 31,
Revenue by product category	2021	2020
Grills	$178,655	$83,175
Consumables	40,813	23,793
Accessories	16,105	6,815

Total revenue	$235,573	$113,783

	Three Months Ended March 31,
Revenue by geography	2021	2020
North America	$226,251	$109,438
Rest of world	9,322	4,345

Total revenue	$235,573	$113,783

	Three Months Ended March 31,
Revenue by sales channel	2021	2020
Retail	$229,827	$108,379
Direct to consumer	5,746	5,404

Total revenue	$235,573	$113,783

4 – BALANCE SHEET COMPONENTS

Accounts receivable consists of the following (in thousands):

	March 31, 2021	December 31, 2020
Trade accounts receivable	$182,374	$77,574
Allowance for doubtful accounts	(650)	(652)
Reserve for returns, discounts and allowances	(17,590)	(12,082)

Total accounts receivable, net	$164,134	$64,840

Inventories consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Raw materials	$1,992	$1,161
Work in process	9,848	6,087
Finished goods	63,692	61,587

Inventories	$75,532	$68,835

Included within inventories are adjustments of $0.0 million and $0.8 million at March 31, 2021 and December 31, 2020, respectively, to record inventory to net realizable value.

Accrued expenses consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Accrual for inventories in-transit	$30,289	$27,012
Warranty accrual	8,071	6,728
Accrued compensation and bonus	6,689	6,179
Other	20,817	14,778

Accrued expenses	$65,866	$54,697

The changes in the Company’s warranty liability, included in accrued expenses on the accompanying consolidated balance sheets, were as follows (in thousands):

	Three Months Ended March 31,
	2021	2020
Warranty accrual, beginning of period	$6,728	$4,798
Warranty claims	(1,461)	(1,194)
Warranty costs accrued	2,804	1,528

Warranty accrual, end of period	$8,071	$5,132

5 – DERIVATIVES

The Company is exposed to foreign currency exchange rate risk related to its purchases and international operations. The Company utilizes foreign currency contracts to manage foreign currency risk in purchasing inventory and capital equipment, and future settlement of foreign denominated assets and liabilities. The volume of the Company’s foreign currency contract activity is limited by the amount of transaction exposure in each foreign currency and the Company’s election as to whether to hedge the transactions. There are no derivative instruments entered into for speculative purposes.

The Company had outstanding foreign currency contracts as of March 31, 2021 and December 31, 2020. The Company did not elect hedge accounting for any of these contracts. All outstanding contracts are with the same counterparty and thus the fair market value of the contracts in an asset position are offset by the fair market value of the contracts in a liability position to reach a net position. For periods where the net position is an asset balance, the balance is recorded within prepaid expenses and other current assets on the consolidated balance sheet and for periods where the net position is a liability balance, the balance is recorded within derivative liabilities on the consolidated balance sheet. Changes in the net fair value of contracts are recorded in other expense, net in the consolidated statements of operations.

The Company’s only derivative transactions were foreign currency contracts. Gross and net balances from foreign currency contract positions were as follows (in thousands):

	March 31, 2021	December 31, 2020
Gross Asset Fair Value	$2,911	$6,259
Gross Liability Fair Value	—	—

Net Asset Fair Value	$2,911	$6,259

Gains (losses) from foreign currency contracts were recorded in other income (expense), net within the accompanying consolidated statements of operations as follows (in thousands):

	Three Months Ended March 31,
	2021	2020
Realized gain (loss)	$2,549	$(301)
Unrealized gain (loss)	(3,349)	(500)

Totals gains (loss)	$(800)	$(801)

6 – FAIR VALUE MEASUREMENTS

Financial assets and liabilities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using Level 2 inputs are based primarily on observable trades and/or prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities valued using Level 3 inputs are primarily valued using management’s assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following table presents information about the fair value measurement of the Company’s financial instruments (in thousands):

Financial Instruments Recorded at Fair Value on a Recurring Basis:	Fair Value Measurement Level	As of March 31, 2021	As of December 31, 2020
Assets:
Derivative assets—foreign currency contracts (1)	2	$2,911	$6,259

Total assets		$2,911	$6,259

(1)	Included in prepaid expenses and other current assets in the consolidated balance sheet

Transfers of assets and liabilities among Level 1, Level 2 and Level 3 are recorded as of the actual date of the events or change in circumstances that caused the transfer. As of March 31, 2021 and December 31, 2020, there were no transfers between levels of the fair value hierarchy of the Company’s assets or liabilities measured at fair value.

The fair value of the Company’s derivative assets through its foreign currency contracts is based upon observable market-based inputs that reflect the present values of the differences between estimated future foreign currency rates versus fixed future settlement prices per the contracts, and therefore, are classified within Level 2.

The following financial instruments are recorded at their carrying amount (in thousands of dollars):

	As of March 31, 2021		As of December 31, 2020
Financial Instruments Recorded at Carrying Amount:	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Liabilities:
Debt—First Lien and Second Lien (1)	$445,503	$443,838	$446,355	$439,253

Total liabilities	$445,503	$443,838	$446,355	$439,253

(1)

Included in notes payable in the consolidated balance sheet. Due to the unobservable nature of the inputs these financial instruments are considered to be Level 3 instruments in the fair value hierarchy

7 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is subject to various claims, complaints and legal actions in the normal course of business. The Company does not believe it has any currently pending litigation of which the outcome will have a material adverse effect on its operations or financial position.

8 – EQUITY-BASED COMPENSATION

TGP Holdings LP established a management incentive equity pool, authorizing a maximum of 99,389 total units, or 15% of the total authorized units, for purpose of compensatory awards to employees and certain directors of the Company. Under the Plan, eligible management employees and directors are granted a certain number of Class B Units of TGP Holdings LP which are considered to be profit interests. The participation threshold of the Class B Units is established for each grant based on the fair market value of TGP Holdings LP membership units at the date of the grant.

The Company recognized $1.0 million and $0.6 million for the three months ended March 31, 2021 and 2020, respectively of compensation expense in the accompanying condensed consolidated statements of operations. As of March 31, 2021, total unrecognized compensation expense for unvested units totaled $4.6 million, and are expected to vest over a weighted average period of 2.1 years.

As the performance criteria related to the extraordinary performance units has not been achieved, and the achievement of the performance criteria has not been deemed to be probable at any time up to and including March 31, 2021, no equity-based compensation expense has been recorded related to these units. As of March 31, 2021, unrecognized compensation related to extraordinary performance units was $2.4 million.

9 – INCOME TAXES

For the three months ended March 31, 2021 and 2020, the Company recorded a provision for income taxes of $0.7 million and $0.0 million, respectively.

The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all the deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, loss carryback and tax planning strategies. Generally, more weight is given to objectively verifiable evidence, such as the cumulative loss in recent years, as a significant piece of negative evidence to overcome.

10 – RELATED PARTY TRANSACTIONS

The Company outsources a portion of its customer service and support through a third party who is an affiliate of the Company through common ownership. The total amount of expenses the Company recorded associated with such services totaled $1.8 million and $0 for the three months ended March 31, 2021 and March 31, 2020, respectively. Amounts payable to the third party as of March 31, 2021 and December 31, 2020 was $0.5 million and $0.7, respectively.

11 – EARNINGS PER UNIT

The Company discloses two calculations of earnings per member unit: basic earnings per unit and diluted earnings per unit. The numerator in calculating basic earnings per unit and diluted earnings per unit is consolidated net income. The denominator in calculating basic earnings per unit is the weighted average units outstanding. The denominator for diluted earnings per unit is the same as basic because there were no potential dilutive common units outstanding.

The computation of basic and diluted earnings per common unit is as follows (in thousands, except per unit amounts):

	Three Months Ended March 31,
	2021	2020
Net income available to members—basic and diluted	$38,929	$7,919

Weighted average number of units—basic and diluted	108,724,422	108,724,422

Earnings per unit—basic and diluted	$0.36	$0.07

There were no potentially dilutive securities outstanding as of March 31, 2021 and March 31, 2020. Equity-based compensation awards are granted at a parent level above the Company’s consolidation results and the expense related to those awards is pushed down to the Company.

12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 6, 2021, the date the Condensed Consolidated

Financial Statements were available to be issued. The Company has also evaluated subsequent events through

July 21, 2021, the date the Condensed Consolidated Financial Statements were reissued, for the effects of the split of common units described below.

On June 29, 2021, the Company refinanced its Credit Facilities and entered into a new First Lien Credit

Agreement which provides for a $560.0 million senior secured term loan (including a $50.0 million delayed draw term loan) and a $125 million revolving credit facility. Proceeds from the refinancing were used to repay $445.5 million outstanding on the Company’s First and Second Lien Term Loans and unpaid interest of $6.9 million. In addition, on June 29, 2021, the Company entered into an amendment to its Receivables Financing Agreement,

pursuant to which the net borrowing capacity was increased to $100.0 million.

On July 1, 2021, the Company acquired all of the equity interests of Apption Labs Limited and its subsidiaries. Apption Labs Limited specializes in the manufacture and design of innovative hardware and software related to small kitchen appliances. This acquisition will help facilitate the Company’s entry into the adjacent accessories market and bolster its existing portfolio with a complementary product. Total consideration for the acquisition included $60.0 million of cash paid at time of closing and up to $40 million in contingent consideration based on achievement of certain revenue thresholds for fiscal 2021 and 2022.

The Company has not finalized its accounting for the Apption Labs acquisition as this transaction recently occurred on July 1, 2021 and therefore, is unable to disclose preliminary accounting. The assets and liabilities acquired or that will result from the acquisition, include cash, fixed assets, accounts receivable, inventory, technology, intangible assets, contingent liabilities, and goodwill. All areas of the purchase accounting are not yet finalized, including the valuation of i) receivables, ii) intangible assets; iii) deferred purchase consideration, iv) inventory, and v) fixed assets. Additionally, the purchase price allocation is provisional for income tax-related matters. The Company anticipates reporting the preliminary purchase accounting associated with the acquisition in connection with the filing of its third quarter 2021 financial statements.

On July 12, 2021, the Board approved the acceleration of vesting of all unvested and outstanding Class B unit awards, subject to the successful completion of an initial public offering of the Company. The approval for the acceleration of vesting was determined to be a modification. As a result, the Company evaluated each of the modified awards to determine the necessary accounting. At the time of the initial public offering, awards where vesting was probable prior to and after the modification, will result in an acceleration of the remaining expense based on the original grant date fair value and awards where vesting was not probable, will result in recognition of the fair value of the modified awards as of the modification date.

The Company has estimated the fair value of the Class B unit awards on the date of modification using the midpoint of the preliminary price range related to the initial public offering, after giving effect to the conversion of vested Class B units into shares of the Company’s common stock. The conversion of the Class B units into shares of common stock will be determined by applying the equity value associated with existing Class A and Class B units and assuming the equity value is distributed to each unit in accordance with the order of cash distributions required by the TGP Holdings LP limited partnership agreement.

In connection with the completion of the Company’s initial public offering, based on an assumed public price at the midpoint of the price range, the Company estimates that it will incur aggregate equity compensation expense of approximately $43.9 million as a result of the acceleration of vesting of the unvested Class B unit awards. Given the proximity of the modification to the initial public offering, the actual expense to be recorded by the Company will be based on the actual conversion of the Class B units into common stock and the valuation of the Company at time of the initial public offering.

In July 2021, the Company effected a forward split of its 10 common units into 108,724,422 common units. All unit, per unit and related information presented in the accompanying consolidated financial statements have been retroactively adjusted, where applicable, to reflect the impact of the split of common units.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

23,529,411 Shares

Traeger, Inc.

Common Stock

P r o s p e c t u s

Morgan Stanley

Jefferies

Baird

William Blair

Credit Suisse

RBC Capital Markets

BMO Capital Markets

Piper Sandler

Stifel

Telsey Advisory Group

Academy Securities

AmeriVet Securities

Loop Capital Markets

Ramirez & Co., Inc.

            , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the Registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee	$53,139
FINRA filing fee	73,559
Initial NYSE listing fee	345,000
Printing and engraving expenses	425,000
Legal fees and expenses	4,000,000
Accounting fees and expenses	1,600,000
Transfer agent and registrar fees	7,500
Miscellaneous expenses	2,252,197

Total	$8,766,395

Item 14. Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its shareholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. Our certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

Our certificate of incorporation and bylaws provide in effect that we shall indemnify our directors and officers to the extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the shareholders.

We have in effect insurance policies for general officers’ and directors’ liability insurance covering all of our officers and directors. In addition, we have entered into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers.

Item 15. Recent Sales of Unregistered Securities

Prior to the effectiveness of the registration statement, we will convert into a Delaware corporation pursuant to a statutory conversion and will change our name to Traeger, Inc. We refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion. In conjunction with the Corporate Conversion, all of our outstanding limited liability company interests will be converted into an aggregate of 108,724,387 shares of our common stock, and TGP Holdings LP, a Delaware limited partnership, or the Partnership, will become the holder of shares of common stock of Traeger, Inc. In connection with the Corporate Conversion, the Partnership will liquidate and distribute these shares of common stock to the holders of partnership interests in the Partnership in direct proportion to their respective interests in the Partnership. Following such liquidation and distribution and the Corporate Conversion, the former holders of partnership interests of the Partnership will own all of our shares of common stock.

The conversion of our outstanding limited liability company interests into shares of common stock will not be registered under the Securities Act, and the shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

1.1	Form of Underwriting Agreement.				X

2.1	Form of Plan of Conversion.				X

2.2	Form of Certificate of Conversion of TGPX Holdings I LLC.				X

3.1	Form of Certificate of Incorporation of Traeger, Inc., to be in effect upon completion of the Registrant’s conversion from a limited liability company to a corporation.				X

3.2	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.				X

3.3	Form of Bylaws of Traeger, Inc., to be in effect upon completion of the Registrant’s conversion from a limited liability company to a corporation.				X

3.4	Limited Liability Company Agreement of TGPX Holdings I LLC.	S-1	07/06/21	3.3

3.5	First Amendment to Limited Liability Company Agreement of TGPX Holdings I LLC.				X

4.1	Form of Certificate of Common Stock.				X

4.2	Form of Stockholders Agreement.				X

4.3	Form of Management Stockholders Agreement.				X

4.4	Form of Registration Rights Agreement, to be effective upon the consummation of this offering.	S-1	07/06/21	4.4

4.5	Form of Coordination Agreement, to be effective upon the consummation of this offering.	S-1	07/06/21	4.5

5.1	Opinion of Latham & Watkins LLP				X

10.1	Form of Indemnification Agreement between Traeger, Inc. and its directors and officers.	S-1	07/06/21	10.1

10.2#	Traeger, Inc. 2021 Incentive Award Plan and related form agreements thereunder.				X

10.3#	Traeger, Inc. Non-Employee Director Compensation Program.				X

10.4#	Amended and Restated Employment Agreement, by and between Jeremy Andrus and Traeger Pellet Grills LLC, dated September 25, 2017.	S-1	07/06/21	10.4

10.5#	Offer of Employment Letter, by and between Dominic Blosil and Traeger Pellet Grills LLC, dated January 28, 2014.	S-1	07/06/21	10.5

10.6#	Employment Agreement, by and between Stephen Woodside and Traeger Pellet Grills LLC, dated October 23, 2018.	S-1	07/06/21	10.6

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.7	Separation and Release and Waiver of Claims Agreement, by and between Stephen Woodside and Traeger Pellet Grills LLC, dated October 5, 2020.	S-1	07/06/21	10.7

10.8#	Form of Letter Agreement, by and between Jeremy Andrus and Traeger, Inc.				X

10.9#	Form of Performance-Vesting Restricted Stock Unit Award Agreement (Andrus IPO Award) under 2021 Incentive Award Plan.				X

10.10#	Form of Restricted Stock Unit Award Agreement (Andrus IPO Award) under 2021 Incentive Award Plan.				X

10.11#	Form of Performance-Vesting Restricted Stock Unit Award Agreement (IPO Awards) under 2021 Incentive Award Plan.				X

10.12#	Form of Restricted Stock Unit Award Agreement under 2021 Incentive Award Plan				X

10.13#	Traeger, Inc. Deferred Compensation Plan.				X

10.14#	Form of Restricted Stock Unit Award Agreement (Deferred RSUs) under 2021 Incentive Award Plan.				X

10.15#	Form of Option Award Agreement under 2021 Incentive Award Plan.				X

10.16	First Lien Credit Agreement by and among TGP Holdings III LLC, TGPX Holdings II LLC, Credit Suisse AG, as administrative agent, and the lender parties thereto, dated September 25, 2017.	S-1	07/06/21	10.8

10.17	Amendment No. 1 to the First Lien Credit Agreement, by and Among TGP Holdings III LLC, TGPX Holdings II LLC, Credit Suisse AG, as administrative agent, and the lender parties thereto, dated March 15, 2018.	S-1	07/06/21	10.9

10.18	Amendment No. 2 to the First Lien Credit Agreement, by and Among TGP Holdings III LLC, TGPX Holdings II LLC, Traeger Pellet Grills Holdings LLC, Credit Suisse AG, as administrative agent, and the lender parties thereto, dated April 20, 2018.	S-1	07/06/21	10.10

10.19	Amendment No. 3 to the First Lien Credit Agreement, by and Among TGP Holdings III LLC, TGPX Holdings II LLC, Traeger Pellet Grills Holdings LLC, Credit Suisse AG, as administrative agent, and the lender parties thereto, dated March 2, 2020.	S-1	07/06/21	10.11

10.20	Amendment No. 4 to the First Lien Credit Agreement, by and Among TGP Holdings III LLC, TGPX Holdings II LLC, Traeger Pellet Grills Holdings LLC, Credit Suisse AG, as administrative agent, and the lender parties thereto, dated March 20, 2020.	S-1	07/06/21	10.12

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.21	Amendment No. 5 to the First Lien Credit Agreement, by and Among TGP Holdings III LLC, TGPX Holdings II LLC, Traeger Pellet Grills Holdings LLC, Credit Suisse AG, as administrative agent, and the lender parties thereto, dated March 23, 2020.	S-1	07/06/21	10.13

10.22	First Lien Credit Agreement by and among TGP Holdings III LLC, Traeger Pellet Grills Holdings LLC, TGPX Holdings II LLC, Credit Suisse AG, as administrative agent, and the lender parties thereto, dated June 29, 2021.	S-1	07/06/21	10.14

10.23	Second Lien Credit Agreement by and among TGP Holdings III LLC, TGPX Holdings II LLC, Credit Suisse AG, as administrative agent, and the lender parties thereto, dated September 25, 2017.	S-1	07/06/21	10.15

10.24	Receivables Financing Agreement, by and among Traeger SPE LLC, MUFG Bank, Ltd., Traeger Pellet Grills LLC and the lender parties thereto, dated November 2, 2020.	S-1	07/06/21	10.16

10.25	Amendment No. 1 to the Receivables Financing Agreement, by and among Traeger SPE LLC, MUFG Bank, Ltd., Traeger Pellet Grills LLC and the lender parties thereto, dated June 29, 2021.	S-1	07/06/21	10.17

10.26	Purchase and Contribution Agreement, by and among Traeger SPE LLC, MUFG Bank, Ltd., Traeger Pellet Grills LLC and the lender parties thereto, dated November 2, 2020.	S-1	07/06/21	10.18

10.27	Current Office Lease dated January 23, 2015, as amended April 1, 2015, February 8, 2016, November 22, 2016, December 4, 2017, and August 28, 2018.	S-1	07/06/21	10.19

10.28^	Planned Office Lease dated November 4, 2020, as amended February 8, 2021.	S-1	07/06/21	10.20

21.1	List of Subsidiaries	S-1	07/06/21	21.1

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm				X

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)				X

24.1	Power of Attorney (reference is made to the signature page to the Registration Statement)	S-1	07/06/21	24.1

#	Indicates management contract or compensatory plan.
^	Portions of the exhibit have been omitted as permitted under Item 601(b)(10) of Regulation S-K.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on this 21st day of July, 2021.

TGPX Holdings I LLC

By: TGP Holdings LP, its member

By: TGP Holdings GP Corp, its general partner

By:	/s/ Jeremy Andrus
Name:	Jeremy Andrus
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeremy Andrus	Chief Executive Officer and Director (principal executive officer)	July 21, 2021
Jeremy Andrus

/s/ Dominic Blosil	Chief Financial Officer (principal financial and accounting officer)	July 21, 2021
Dominic Blosil

*
Raul Alvarez	Director	July 21, 2021

*
Wendy A. Beck	Director	July 21, 2021

*
Martin Eltrich	Director	July 21, 2021

*
James Ho	Director	July 21, 2021

*
Daniel James	Director	July 21, 2021

*
Elizabeth C. Lempres	Director	July 21, 2021

Fred Lynch	Director

Signature	Title	Date

*
James Manges	Director	July 21, 2021

*
Wayne Marino	Director	July 21, 2021

*
Harjit Shoan	Director	July 21, 2021

* By:	/s/ Thomas Burton
Thomas Burton
Attorney-in-Fact